Filed Pursuant to Rule 424(b)(3)
File No. 333-231099

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear HFF, Inc. Stockholders:

HFF, Inc. (“HFF”) and Jones Lang LaSalle Incorporated (“JLL”) have entered into an Agreement and Plan of Merger, dated as of March 18, 2019 (as amended from time to time, the “Merger Agreement”), providing, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of JLL will merge with and into HFF, with HFF surviving the Merger as a wholly owned subsidiary of JLL (the “Merger”).

If the Merger is completed, each share of HFF Class A common stock, par value $0.01 per share (“HFF common stock”), outstanding as of immediately prior to the effective time of the Merger (other than shares owned by JLL, HFF or any of their respective subsidiaries and shares held by any holder of HFF common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law) will be cancelled and extinguished and automatically converted into the right to receive, subject to certain exceptions described in the Merger Agreement, $24.63 in cash, without interest and subject to any required withholding of taxes, and 0.1505 of a share of JLL common stock, par value $0.01 per share (“JLL common stock”).

Based on the number of shares of JLL common stock and HFF common stock outstanding on May 29, 2019, the record date for HFF’s annual meeting of stockholders, upon the closing, pre-existing JLL stockholders and former HFF stockholders would own approximately 88% and 12% of the outstanding shares of JLL common stock, respectively, immediately following the closing of the Merger.

JLL common stock and HFF common stock are traded on the New York Stock Exchange (“NYSE”) under the trading symbols “JLL” and “HF”, respectively. On May 29, 2019, JLL common stock closed at $129.69 per share and HFF common stock closed at $43.85 per share, each as reported by the NYSE.

The closing of the Merger is subject to certain conditions, including HFF stockholders approving a proposal to adopt the Merger Agreement pursuant to which (i) JLL CM, Inc., a wholly owned subsidiary of JLL (“Merger Sub”), will be merged with and into HFF, with HFF continuing as the surviving corporation and a wholly owned subsidiary of JLL and (ii) following completion of the Merger, the surviving corporation from the Merger will be merged with and into JLL CMG, LLC, a wholly owned subsidiary of JLL (the “merger proposal”). Approval of the merger proposal by HFF stockholders requires the affirmative vote of the holders of at least a majority of the outstanding shares of HFF common stock entitled to vote on the merger proposal at the annual meeting of HFF stockholders (the “HFF annual meeting”).

At the HFF annual meeting, HFF stockholders will be asked to vote on (i) the merger proposal, (ii) a proposal to approve, by a non-binding advisory vote, the compensation that may be paid or become payable to HFF’s named executive officers that is based on or otherwise relates to the Merger contemplated by the Merger Agreement (the “non-binding compensation advisory proposal”), (iii) a proposal to elect two Class I directors to the HFF board of directors, each for a term expiring upon the earlier of (A) the completion of the Merger and (B) the 2022 annual meeting of stockholders and until their respective successors have been elected and qualified, (iv) a proposal to ratify the appointment of Ernst & Young LLP as HFF’s independent, registered certified public accountants for the year ending December 31, 2019 (the “HFF auditor proposal”) and (v) a proposal to approve, by a non-binding advisory vote, the compensation of HFF’s named executive officers (the “HFF annual compensation advisory proposal”).

After careful consideration, the HFF board of directors unanimously adopted resolutions (i) approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determining that the terms of the Merger and the other transactions contemplated by the Merger Agreement are in the best interests of HFF and its stockholders, (iii) directing that the Merger Agreement be submitted to the stockholders of HFF for adoption, (iv) recommending that HFF’s stockholders adopt the Merger Agreement and (v) declaring that the Merger Agreement is advisable. Accordingly, the HFF board of directors unanimously recommends that holders of HFF common stock vote (i) “FOR” the merger proposal, (ii) “FOR” the non-binding compensation advisory proposal, (iii) “FOR” the election of each of the HFF director nominees named in this proxy statement/prospectus, (iv) “FOR” the HFF auditor proposal and (v) “FOR” the HFF annual compensation advisory proposal.

The proposals are being presented to the HFF stockholders at the HFF annual meeting. The date, time and place of the HFF annual meeting is as follows:

July 1, 2019, 8:00 a.m., local time,

at One Victory Park

2323 Victory Avenue, Suite 1200

Dallas, Texas 75219

Your vote is very important. Whether or not you plan to attend HFF’s annual meeting, please take the time to vote by completing and mailing the enclosed proxy card or, if the option is available to you, by granting your proxy electronically over the Internet or by telephone.

This proxy statement/prospectus contains important information about HFF, JLL, the Merger Agreement, the proposed Merger and the HFF annual meeting. We encourage you to read carefully this proxy statement/prospectus before voting, including the section entitled “Risk Factors” beginning on page 31.

If you have any questions or need assistance with voting, please contact our proxy solicitor, D.F. King & Co., Inc. by calling toll-free at (800) 967-4617.

We hope to see you at the HFF annual meeting and look forward to the successful closing.

By Order of the HFF Board of Directors,

Mark D. Gibson

Chief Executive Officer

HFF, Inc.

Neither the Securities and Exchange Commission nor any state or provincial securities regulator has approved or disapproved of the Merger or the other transactions described in this proxy statement/prospectus or the securities to be issued pursuant to the Merger Agreement or determined if the information contained in this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated May 31, 2019, and is being mailed to HFF stockholders on or about June 3, 2019.

ADDITIONAL INFORMATION

The accompanying document is the proxy statement of HFF for the HFF annual meeting and the prospectus of JLL for the shares of its common stock to be issued in the Merger. The accompanying proxy statement/prospectus incorporates by reference important business and financial information about JLL and HFF from documents that are not included in or delivered with the accompanying proxy statement/prospectus. You can obtain the documents that are incorporated by reference into the accompanying proxy statement/prospectus (other than certain exhibits or schedules to those documents), without charge, by requesting them in writing or by telephone from JLL or HFF at the following addresses and telephone numbers, or through the Securities and Exchange Commission website at www.sec.gov:

Jones Lang LaSalle Incorporated	HFF, Inc.
200 East Randolph Drive	2323 Victory Avenue, Suite 1200
Chicago, Illinois 60601	Dallas, Texas 75219
Attention: Investor Relations	Attention: Investor Relations
Telephone: (312) 252-8943	Telephone: (718) 852-3500

In addition, if you have questions about the proposed Merger or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, please contact D.F. King & Co., Inc., the proxy solicitor for HFF, toll-free at (800) 967-4617. You will not be charged for any of these documents that you request.

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the HFF annual meeting. Therefore, if you would like to request any documents, please do so by June 21, 2019 in order to receive them before the HFF annual meeting.

See the section entitled “Where You Can Find More Information” beginning on page 230 of the accompanying proxy statement/prospectus for further information.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 1, 2019

To the Stockholders of HFF, Inc. (“HFF”):

HFF will hold its annual meeting (the “HFF annual meeting”) of holders of HFF common stock at One Victory Park, 2323 Victory Avenue, Suite 1200, Dallas, Texas 75219 on July 1, 2019, at 8:00 a.m., local time, for the following purposes:

1.

To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of March 18, 2019 (as amended from time to time, the “Merger Agreement”), by and among Jones Lang LaSalle Incorporated (“JLL”), JLL CM, Inc., JLL CMG, LLC and HFF pursuant to which a wholly owned subsidiary of JLL will merge with and into HFF, with HFF surviving the merger as a wholly owned subsidiary of JLL (the “Merger”) (the “merger proposal”).

2.

To consider and vote on a proposal to approve, by a non-binding advisory vote, the compensation that may be paid or become payable to HFF’s named executive officers that is based on or otherwise relates to the Merger (the “non-binding compensation advisory proposal”).

3.

To consider and vote on a proposal to elect each of Deborah H. McAneny and Steven E. Wheeler, both as Class I directors, for a term expiring upon the earlier of (A) the completion of the Merger and (B) the 2022 annual meeting of stockholders and until each of their respective successors are duly elected and qualified (the “HFF director election proposal”).

4.

To consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as HFF’s independent registered certified public accountants for the year ending December 31, 2019 (the “HFF auditor proposal”).

5.	To consider and vote on a proposal to approve, by a non-binding advisory vote, the compensation of HFF’s named executive officers (the “HFF annual compensation advisory proposal”).

The board of directors of HFF (the “HFF Board”) has fixed the close of business on May 29, 2019 as the record date for determining stockholders entitled to receive this notice and to vote at the HFF annual meeting. Only HFF stockholders of record at the close of business on the record date for the HFF annual meeting will be entitled to notice of, and to vote at, the HFF annual meeting. A list of registered HFF stockholders entitled to vote at the HFF annual meeting will be available for inspection during ordinary business hours at the executive offices of HFF at 2323 Victory Avenue, Suite 1200, Dallas, Texas 75219 at least ten (10) days prior to the HFF annual meeting.

After careful consideration, the HFF Board unanimously adopted resolutions (i) approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determining that the terms of the Merger and the other transactions contemplated by the Merger Agreement are in the best interests of HFF and its stockholders, (iii) directing that the Merger Agreement be submitted to the stockholders of HFF for adoption, (iv) recommending that HFF’s stockholders adopt the Merger Agreement and (v) declaring that the Merger Agreement is advisable. Accordingly, the HFF Board unanimously recommends that holders of HFF common stock vote “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal, “FOR” the election of each of the HFF director nominees named in this proxy statement/prospectus, “FOR” the HFF auditor proposal and “FOR” the HFF annual compensation advisory proposal.

Your vote is very important. We cannot complete the Merger described in this proxy statement/prospectus unless the merger proposal receives the affirmative vote of the holders of at least a majority of the outstanding shares of HFF common stock entitled to vote on the merger proposal at the HFF annual meeting. If you abstain from voting, fail to give voting instructions to a bank, broker, trust or other nominee holder of record if you hold your shares in “street name” through such bank, broker, trust or other nominee holder of record, or if you otherwise fail to vote, it will have the same effect as voting “AGAINST” the merger proposal. It is important that your shares be represented and voted whether or not you plan to attend the HFF annual meeting in person. Instructions regarding the different methods for voting your shares are provided under the section entitled “Questions and Answers About the Annual Meeting of HFF Stockholders” of the accompanying proxy statement/prospectus for further information.

By Order of the Board of Directors,

Nancy O. Goodson

Chief Operating Officer and Secretary

May 31, 2019

i

JONES LANG LASALLE INCORPORATED AND HFF, INC. UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION	210
UNAUDITED PRO FORMA COMBINED BALANCE SHEET	212
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME	213
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS	215
CERTAIN UNAUDITED PROSPECTIVE FINANCIAL INFORMATION	224
SUBMISSION OF HFF STOCKHOLDER PROPOSALS	229
LEGAL MATTERS	230
EXPERTS	230
WHERE YOU CAN FIND MORE INFORMATION	230
HOUSEHOLDING	232
ANNEX A—AGREEMENT AND PLAN OF MERGER	A-1
ANNEX B—Form of Voting Agreement between Jones Lang LaSalle Incorporated and the directors, executive officers and certain additional employees of HFF, Inc.	B-1
ANNEX C—Opinion of Morgan Stanley & Co. LLC	C-1
ANNEX D—Section 262 of the General Corporation Law of the State of Delaware	D-1

v

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains certain statements regarding intentions, beliefs and expectations or predictions for the future of Jones Lang LaSalle Incorporated (“JLL”) and HFF, Inc. (“HFF,” and collectively with JLL, “we,” “us,” and “our”), which are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements give expectations, intentions, beliefs or forecasts of future events or otherwise, and can be identified by the fact that they relate to future actions, performance or results rather than relating strictly to historical or current facts. Words such as “believe(s),” “goal(s),” “target(s),” “estimate(s),” “anticipate(s),” “forecast(s),” “project(s),” “plan(s),” “intend(s),” “expect(s),” “might,” “may,” “could,” “outlook,” potential,” “continue(s),” “will,” “should,” “seek(s),” “approximately,” “predict(s)” and variations of such words and other words and expressions of similar meaning are intended to identify such forward-looking statements. However, the absence of such words or other words and expressions of similar meaning does not mean that a statement is not forward-looking.

Any or all forward-looking statements may turn out to be wrong, and, accordingly, readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of risks and uncertainties that are difficult to predict and are not guarantees or assurances of future performance. No assurances can be given that the results and financial condition contemplated in any forward-looking statements will be achieved or will be achieved in any particular timetable. In evaluating these forward-looking statements, you should consider carefully the risks described herein and in other reports that JLL and HFF file with the Securities and Exchange Commission (the “SEC”). See the sections entitled “Risk Factors” and “Where You Can Find More Information” beginning on pages 31 and 230, respectively.

With respect to the proposed transaction and the combined company, the risks, uncertainties and other factors that could cause actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, forward-looking statements include, without limitation:

•	failure of the combined company to realize all of the anticipated benefits of the transactions contemplated by the Merger Agreement (as defined on page 3) at all or in the anticipated timeframe;

•

unanticipated difficulties or expenditures relating to the Merger, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Merger within the expected time period (if at all);

•

changes to the value of the Merger Consideration (as defined on page 3) to be received by HFF stockholders pursuant to the Merger Agreement as a result of changes in the price of JLL common stock (as defined on page 3);

•	failure of the combined company to manage its growth;

•	potential difficulties in JLL’s and HFF’s ability to retain employees as a result of the announcement and pendency of the Merger;

•	failure by the combined company to retain and motivate employees and retain and recruit qualified employees in sufficient numbers;

•	legal proceedings that may be instituted against JLL and HFF following announcement of such proposed Merger (as defined on page 3);

•	failure to satisfy the conditions precedent to the consummation of the Merger, including, without limitation, the receipt of HFF stockholder approval;

•

failure to receive regulatory clearances and approvals at all or within anticipated timeframes on the terms desired or anticipated or the imposition by regulatory authorities of conditions that are not presently anticipated or that cannot be met;

•	the interests of certain directors and executive officers of HFF being different from, or in addition to, the interests of HFF stockholders;

•	risks relating to the value of the shares of JLL common stock to be issued in the Merger;

•

effects on the market price of the common stock of the combined company of factors different from those affecting the market price for shares of HFF common stock (as defined on page 3) or for shares of JLL common stock;

•	the effect of the Merger Agreement provisions that may discourage other companies from trying to acquire HFF for a value greater than the Merger Consideration;

•	the significant transaction and integration costs that JLL and HFF will incur in connection with the Merger;

•	the reduction of the percentage ownership interests of pre-existing JLL stockholders due to the issuance of shares of JLL common stock to HFF stockholders pursuant to the Merger Agreement;

•	any failure to complete the Merger could negatively impact the stock prices and future businesses and financial results of JLL and HFF;

•	failure of JLL’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule;

•	disruptions of JLL’s and HFF’s current plans, operations and relationships with customers caused by the announcement and pendency of the Merger;

•	any negative effects on the market price of JLL common stock following the Merger if the Merger is not accretive and causes dilution to the combined company’s adjusted diluted earnings per share;

•	the potential impairment of the goodwill and intangible assets that the combined company will record; and

•	other risks detailed from time to time in annual, quarterly and periodic reports filed by JLL and HFF with the SEC, whether or not related to the Merger.

YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS, ALL OF WHICH SPEAK ONLY AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS. JLL AND HFF UNDERTAKE NO DUTY OR OBLIGATION TO UPDATE OR CORRECT ANY FORWARD-LOOKING STATEMENT AS A RESULT OF EVENTS, CHANGES, EFFECTS, STATES OF FACTS, CONDITIONS, CIRCUMSTANCES, OCCURRENCES OR DEVELOPMENTS SUBSEQUENT TO THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, EXCEPT AS REQUIRED BY LAW.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING OF HFF STOCKHOLDERS

The following are some questions that you, as an HFF stockholder, may have regarding the annual meeting of HFF stockholders (the “HFF annual meeting”) and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see the section entitled “The HFF Annual Meeting” beginning on page 41. HFF encourages you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the matters being considered at the HFF annual meeting. Additional important information is also contained in the Annexes to, and in the documents incorporated by reference into, this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 230.

Q:	Why am I receiving this proxy statement/prospectus?

A:

The HFF board of directors (“HFF Board”) is using this proxy statement/prospectus to solicit proxies of HFF stockholders pursuant to the Agreement and Plan of Merger, dated as of March 18, 2019 (as amended from time to time, the “Merger Agreement”), by and among JLL, two wholly owned subsidiaries of JLL and HFF. The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, JLL CM, Inc. (“Merger Sub”) will merge with and into HFF, with HFF surviving the Merger as a wholly owned subsidiary of JLL (the “Merger”). The Merger Agreement also provides that, immediately following the effective time of the Merger (the “effective time”), HFF, as the surviving corporation in the Merger, will merge with and into JLL CMG, LLC (“Merger LLC”) with Merger LLC surviving the subsequent merger (the “Subsequent Merger”, and, together with the Merger, the “Mergers”).

If the Merger is completed, each share of HFF Class A common stock, par value $0.01 per share (“HFF common stock”), issued and outstanding as of immediately prior to the effective time (other than shares owned by JLL, HFF or any of their respective subsidiaries and shares held by any holder of HFF common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law) will be cancelled and extinguished and automatically converted into the right to receive, subject to certain exceptions described in the Merger Agreement, $24.63 in cash, without interest and subject to any required withholding of taxes, and 0.1505 of a share of JLL common stock, par value $0.01 per share (“JLL common stock”). The shares of JLL common stock issuable and cash payable upon conversion of shares of HFF common stock in the Merger, and cash payable in lieu of the issuance of fractional shares of JLL common stock, are referred to collectively as the “Merger Consideration.”

In addition, this proxy statement/prospectus is a prospectus for HFF stockholders because, pursuant to the Merger Agreement, JLL is offering shares of JLL common stock to be issued as part of the Merger Consideration. This proxy statement/prospectus also serves as a proxy statement for other matters not related to the Merger to be voted on by HFF stockholders at the HFF annual meeting.

In order to complete the Merger, HFF stockholders must adopt the Merger Agreement (i.e., approve the “merger proposal” as defined below). HFF will hold an annual meeting of stockholders to obtain this approval. This proxy statement/prospectus contains important information about the Merger Agreement, the Merger and the HFF annual meeting, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending the HFF annual meeting in person.

Your vote is important. We encourage you to vote as soon as possible.

Q:	When and where will the annual meeting of the HFF stockholders be held?

A:	The HFF annual meeting will take place at One Victory Park, 2323 Victory Avenue, Suite 1200, Dallas, Texas 75219 on July 1, 2019, at 8:00 a.m., local time.

Q:	What are HFF stockholders voting to approve and why is this approval necessary?

A:

HFF stockholders are voting on a proposal to approve the adoption of the Merger Agreement (the “merger proposal”). The approval by HFF stockholders of the merger proposal is required under Delaware law and is a condition to the completion of the Merger and the transactions contemplated by the Merger Agreement (the “closing”).

Under Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), HFF is required to provide its stockholders the opportunity to vote to approve, by a non-binding advisory vote, the compensation that may be paid or become payable to HFF’s named executive officers that is based on or otherwise relates to the Merger contemplated by the Merger Agreement. Accordingly, HFF stockholders are being provided with the opportunity to cast an advisory vote on such payments. The approval by HFF stockholders of this proposal (the “non-binding compensation advisory proposal”) is not a condition to the completion of the Merger.

Q:	Why are the HFF stockholders being asked to consider and vote on the non-binding compensation advisory proposal?

A.

The SEC has adopted rules that require HFF to seek an advisory, non-binding vote on matters deemed to relate to “golden parachute” compensation. The non-binding compensation advisory proposal relates to certain “golden parachute” compensation that will or may be paid by HFF or its subsidiaries to HFF’s named executive officers as a result of or in connection with the Merger. The non-binding compensation advisory proposal relates only to contractual obligations of HFF in existence prior to the closing that may result in a payment to HFF’s named executive officers in connection with, or following, the closing and does not relate to any new compensation or other arrangements between HFF’s named executive officers and JLL or, following the Mergers, the surviving entity and its subsidiaries.

Q.	What will happen if the non-binding compensation advisory proposal is not approved at the HFF annual meeting?

A.

Approval of the non-binding compensation advisory proposal with respect to certain “golden parachute” compensation is not a condition to closing. Accordingly, HFF stockholders may vote against the non-binding compensation advisory proposal but still vote in favor of the merger proposal. The non-binding compensation advisory proposal vote is an advisory, non-binding vote. If the Merger is completed, the “golden parachute” compensation described in the non-binding compensation advisory proposal may be paid to HFF’s named executive officers to the extent payable in accordance with the terms of their respective compensation agreements and contractual arrangements, even if HFF stockholders do not approve the non-binding compensation advisory proposal.

Q:	What other proposals will be presented to HFF stockholders at the HFF annual meeting?

A:	In addition to the merger proposal and the non-binding compensation advisory proposal, HFF stockholders are voting on the following at the HFF annual meeting:

•

a proposal to elect the two director nominees named in this proxy statement/prospectus in the section entitled “HFF Proposal 3: Election of Class I Directors” beginning on page 55 (the “HFF director election proposal”);

•	a proposal to ratify the selection of Ernst & Young LLP as HFF’s independent registered certified public accountants for the year ending December 31, 2019 (the “HFF auditor proposal”); and

•

a proposal to approve, by a non-binding advisory vote, the compensation of HFF’s named executive officers, as described in this proxy statement/prospectus (the “HFF annual compensation advisory proposal”).

Q:	Who can attend and vote at the HFF annual meeting?

A:

The HFF Board has fixed May 29, 2019 as the record date (the “HFF record date”) for determining HFF stockholders entitled to receive notice of and to vote at the HFF annual meeting. Only HFF stockholders of record at the close of business on the HFF record date for the HFF annual meeting will be entitled to notice of, and to vote at, the HFF annual meeting and any adjournments or postponements thereof. As of the HFF record date, there were 39,823,827 shares of HFF common stock outstanding and entitled to vote at the HFF annual meeting, held by approximately 207 holders of record. Each holder of HFF common stock is entitled to one vote for each share of HFF common stock owned as of the HFF record date.

Q:

What vote of HFF stockholders is required to approve (i) the merger proposal, (ii) the non-binding compensation advisory proposal, (iii) the HFF director election proposal, (iv) the HFF auditor proposal and (v) the HFF annual compensation advisory proposal?

A:

The approval by HFF stockholders of the merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of HFF common stock entitled to vote on the merger proposal at the HFF annual meeting. With respect to (i) the non-binding compensation advisory proposal, (ii) the HFF auditor proposal and (iii) the HFF annual compensation advisory proposal, the affirmative vote of the holders of a majority of those shares of HFF common stock present in person or by proxy at the HFF annual meeting and entitled to vote thereon with respect to each proposal will approve such proposal, provided that a quorum is present. The approval of the election of each of the HFF director nominees in an uncontested election requires the affirmative vote of the holders of a majority of the votes cast at the HFF annual meeting for such nominee’s election, provided that a quorum is present.

Q:	How does the HFF Board recommend that HFF stockholders vote?

A:

After careful consideration, the HFF Board unanimously adopted resolutions (i) approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determining that the terms of the Merger and the other transactions contemplated by the Merger Agreement are in the best interests of HFF and its stockholders, (iii) directing that the Merger Agreement be submitted to the stockholders of HFF for adoption, (iv) recommending that HFF’s stockholders adopt the Merger Agreement and (v) declaring that the Merger Agreement is advisable. Accordingly, the HFF Board unanimously recommends that HFF stockholders vote (i) “FOR” the merger proposal, (ii) “FOR” the non-binding compensation advisory proposal, (iii) “FOR” the election of each of the HFF director nominees named in this proxy statement/prospectus, (iv) “FOR” the HFF auditor proposal and (v) “FOR” the HFF annual compensation advisory proposal.

In reaching its decision to approve and declare advisable the Merger Agreement and to recommend that HFF stockholders adopt the Merger Agreement and approve the non-binding compensation advisory proposal, the HFF Board consulted with HFF’s management, as well as its legal and financial advisors, and considered its fiduciary obligations, due diligence matters and the terms of the Merger Agreement. The HFF Board also considered each of the items set forth under the section entitled “The Merger—Recommendation of the HFF Board and Its Reasons for the Merger” beginning on page 121.

Q:	What will happen if the HFF annual compensation advisory proposal is not approved at the HFF annual meeting?

A:

The vote by HFF stockholders on the HFF annual compensation advisory proposal to approve the compensation of HFF’s named executive officers, as described in this proxy statement/prospectus, is advisory. The result of the vote is therefore non-binding on HFF, the HFF Board or the HFF Compensation Committee (as described on page 52).

Q:	Do any of HFF’s directors or executive officers have any interests in the Merger that are different from, or in addition to, my interests as a stockholder?

A:

In considering the proposals to be voted on at the HFF annual meeting, HFF stockholders should be aware that directors and executive officers of HFF have certain interests in the Merger that may be different from or in addition to the interests of HFF stockholders generally. These interests include, among others, potential severance benefits and other payments and rights to ongoing indemnification and insurance coverage. The members of the HFF Board were aware of and considered these interests in reaching the determination to approve the Merger Agreement and recommend that the holders of HFF common stock vote their shares to adopt the Merger Agreement. For more information, please see the section entitled “The Merger—Interests of HFF’s Directors and Executive Officers in the Merger” contained in this proxy statement/prospectus.

Q:	Where can I find the voting results of the HFF annual meeting?

A:	HFF intends to announce preliminary voting results at the HFF annual meeting and publish final results in a current report on Form 8-K within four business days of the HFF annual meeting.

Q:	Are there any risks in the Merger that I should consider?

A:

Yes. There are risks associated with all business combinations, including the Merger. These risks are discussed in more detail in the section entitled “Risk Factors” contained in this proxy statement/prospectus.

Q:	What should HFF stockholders do now in order to vote on the proposals being considered at HFF’s annual meeting?

A:	Holders of HFF common stock as of the HFF record date may vote now by proxy by:

•	completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope;

•	calling the toll-free number specified on the enclosed proxy card; or

•	accessing the Internet website specified on the enclosed proxy card.

HFF strongly encourages its stockholders of record to vote using the enclosed proxy card.

If you hold HFF common stock in “street name,” which means your shares are held of record by a bank, broker, trust or other nominee holder of record, you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction card used by your bank, broker, trust or other nominee holder of record to see if you may submit voting instructions using the Internet or by telephone.

Holders of HFF common stock may also vote in person by attending the HFF annual meeting. If you plan to attend the HFF annual meeting and wish to vote in person, you will be given a ballot at the HFF annual meeting. Please note, however, that if your shares are held in “street name” and you wish to vote in person at the HFF annual meeting, you must bring a legal proxy, executed in your favor, from the record holder of the shares authorizing you to vote at the HFF annual meeting. For additional information, see the section entitled “The HFF Annual Meeting” beginning on page 41.

Whether or not you plan to attend the HFF annual meeting, you are encouraged to vote your shares by proxy as described in this proxy statement/prospectus.

Q:	What will happen if I abstain from voting, fail to vote or do not direct how to vote on my proxy?

A:	For purposes of the HFF stockholder proposals:

•

Approval of the merger proposal. Approval of the merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of HFF common stock entitled to vote on the merger proposal at the HFF annual meeting. Accordingly, an HFF stockholders’ abstention from voting, the failure of an HFF stockholder who holds his or her shares in “street name” through a bank, broker, trust or other nominee holder of record to give voting instructions to that bank, broker, trust or other nominee holder of record, or any other failure of an HFF stockholder to vote will have the same effect as a vote “AGAINST” this proposal.

•

Approval of the non-binding compensation advisory proposal. Approval of the non-binding compensation advisory proposal requires the affirmative vote of the holders of a majority of those shares of HFF common stock present in person or by proxy at the HFF annual meeting and entitled to vote thereon, provided that a quorum is present. Accordingly, an HFF stockholder’s abstention from voting will have the same effect as a vote “AGAINST” this proposal, while the failure of an HFF stockholder who holds his or her shares in “street name” through a bank, broker, trust or other nominee holder of record to give voting instructions to that bank, broker, trust or other nominee holder of record, or any other failure of an HFF stockholder to vote will have no effect on the approval of the non-binding compensation advisory proposal.

•

Approval of the HFF director election proposal. Approval of the election of each of the HFF director nominees in an uncontested election requires the affirmative vote of the holders of a majority of the votes cast at the HFF annual meeting for such nominee’s election, provided that a quorum is present. As a result, an HFF stockholder’s election to abstain from voting, the failure of an HFF stockholder who holds his or her shares in “street name” through a bank, broker, trust or other nominee holder of record to give voting instructions to that bank, broker, trust or other nominee holder of record or any other failure of an HFF stockholder to vote will have no effect on the election of the HFF director nominees.

•

Approval of the HFF auditor proposal. Approval of the HFF auditor proposal requires the affirmative vote of the holders of a majority of those shares of HFF common stock present in person or by proxy at the HFF annual meeting and entitled to vote thereon, provided that a quorum is present. When nominees, such as banks, brokers or trusts, holding shares on behalf of beneficial owners do not receive voting instructions from the beneficial owners by the tenth day before the HFF annual meeting, the nominee holder of record may vote those shares on matters deemed “routine” by the NYSE, such as the ratification of the appointment of independent, registered certified public accountants. Because the HFF auditor proposal is a “routine” matter, HFF does not expect there to be any broker non-votes (as defined below) with respect to this proposal as banks, brokers, trusts or other nominee holders of record are permitted to vote in their discretion without receiving instructions from beneficial holders of HFF common stock. An HFF stockholder’s election to abstain from voting will have the same effect as a vote “AGAINST” the HFF auditor proposal.

•

Approval of the HFF annual compensation advisory proposal. Approval of the HFF annual compensation advisory proposal requires the affirmative vote of the holders of a majority of those shares of HFF common stock present in person or by proxy at the HFF annual meeting and entitled to vote thereon, provided that a quorum is present. Accordingly, an HFF stockholder’s abstention from voting will have the same effect as a vote “AGAINST” this proposal, while the failure of an HFF stockholder who holds his or her shares in “street name” through a bank, broker, trust or other nominee holder of record to give voting instructions to that bank, broker, trust or other nominee holder of record, or any other failure of an HFF stockholder to vote will have no effect on the approval of the HFF annual compensation advisory proposal.

All properly submitted proxies received by HFF before the HFF annual meeting that are not revoked or changed prior to being exercised at the HFF annual meeting will be voted at the HFF annual meeting in accordance with the instructions indicated on the proxies or, if no instructions were provided, “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal, “FOR” the election of each of the HFF director nominees named in this proxy statement/prospectus, “FOR” the HFF auditor proposal and “FOR” the HFF annual compensation advisory proposal.

Under applicable stock exchange rules, matters subject to a stockholder vote are classified as “routine” or “non-routine”. In the case of “non-routine” matters, a bank, broker, trust or other nominee holder of record may not vote shares held in “street name” for which they have not received instructions from the beneficial owner (“broker non-votes”), whereas they may vote those shares in their discretion in the case of any “routine” matter. Other than the HFF auditor proposal, which is a routine matter, all of the proposals in this proxy statement/prospectus are non-routine matters, so there can be no broker non-votes at the HFF annual meeting with respect to any such proposals. Accordingly, if your shares of HFF common stock are held in “street name,” your bank, broker, trust or other nominee holder of record will NOT be able to vote your shares of HFF common stock on any of the proposals other than the HFF auditor proposal.

Q:	What constitutes a quorum for the HFF annual meeting?

A:

A majority of the voting power of the issued and outstanding shares of HFF common stock entitled to vote at the HFF annual meeting, present in person or represented by proxy, constitutes a quorum for the purposes of the HFF annual meeting. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum. A quorum is necessary to transact business at the HFF annual meeting. Once a share of HFF common stock is represented at the HFF annual meeting, it will be counted for the purpose of determining a quorum at the HFF annual meeting and any adjournment of the HFF annual meeting, unless a new record date is required to be established. However, if a new record date is set for the adjourned HFF annual meeting, then a new quorum will have to be established. In the event that a quorum is not present at the HFF annual meeting, it is expected that the HFF annual meeting will be adjourned.

Q:	What is the deadline for voting my shares of HFF common stock?

A:

If you hold shares of HFF common stock as the stockholder of record, your vote by written proxy must be received before the polls close at the HFF annual meeting. If you hold shares beneficially in “street name” with a broker, bank, trustee or other nominee, please follow the voting instructions provided by your broker, bank, trustee or other nominee.

Q:	Can I change or revoke my vote after I have delivered my proxy?

A:	Yes. If you are a holder of record, you can change your vote at any time before your proxy is voted at the HFF annual meeting by:

•	signing and delivering a new, valid proxy bearing a later date and, if it is a written proxy, signed and delivered to the attention of HFF’s Corporate Secretary;

•	delivering a signed written notice of revocation to HFF’s Corporate Secretary at:

HFF, Inc.

2323 Victory Avenue, Suite 1200

Dallas, Texas 75219

Attention: Corporate Secretary

•

calling the toll-free telephone number, or accessing the proxy voting website, identified on the proxy card and re-voting any time prior to 11:59 p.m., Eastern Daylight Time, on the last business day preceding the HFF annual meeting; or

•	attending the HFF annual meeting and voting in person, although your attendance alone will not revoke your proxy.

If your shares are held in a “street name” account, you must contact your bank, broker, trust or other nominee to change your vote.

Q:	What should HFF stockholders do if they receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of HFF common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. In each case, please complete, sign, date and return each proxy card that you receive to ensure that all of your shares are voted.

Q:	What is householding and how does it affect me?

A:

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding”, provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Q:	When can HFF stockholders expect to receive the Merger Consideration?

A:

If you hold physical stock certificates of HFF common stock (other than shares owned by JLL, HFF or any of their respective subsidiaries and shares held by any holder of HFF common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law), you will be sent a letter of transmittal as soon as reasonably practicable after the closing, describing how you may exchange your shares of HFF common stock for the Merger Consideration, and the exchange agent will forward you the cash and the JLL common stock in book entry form (or applicable evidence of ownership) to which you are entitled, including cash in lieu of fractional shares of JLL common stock, if any, after receiving the proper documentation from you.

If you hold your shares of HFF common stock in book-entry form, after the closing of the Merger, your shares will automatically be exchanged for the applicable Merger Consideration, including cash in lieu of fractional shares of JLL common stock, if any.

Q:	Who will bear the cost of soliciting votes for the HFF annual meeting?

A:

HFF has retained the services of D.F. King & Co., Inc. (“DF King”) to aid in the solicitation of proxies and will pay DF King a base fee of $12,500 for these services, plus its related costs and expenses. HFF will bear the total expense of soliciting proxies from HFF stockholders, except that HFF and JLL have each agreed to share equally all expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus. In addition to the amounts paid to DF King and the amounts paid for the solicitation of proxies by mail, HFF will reimburse banks, brokerage firms and others for their expenses in forwarding proxy solicitation materials. In addition to the mailing of this proxy statement/prospectus, additional proxy solicitation may be made by telephone or other direct communication with certain stockholders or their representatives by HFF’s directors, officers and employees, who will receive no additional compensation for such solicitation.

Q:	If I am an HFF stockholder, may I transfer shares of HFF common stock before the HFF annual meeting?

A:

Yes. The HFF record date is earlier than the HFF annual meeting and the date that the Merger is expected to be completed. If you transfer your shares of HFF common stock after the HFF record date but before the HFF annual meeting, you will retain your right to vote at the HFF annual meeting, but you will have transferred the right to receive the Merger Consideration, which may only be received if you hold your shares through the closing of the Merger.

Q:	Who can help answer my questions?

A:

If you have any questions about the HFF annual meeting, the Merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact D.F. King & Co., Inc., HFF’s proxy solicitor, at:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Toll-free: (800) 967-4617

Banks and Brokers: (212) 269-5550

Email: IPCC@dfking.com

SUMMARY

This summary highlights certain information in this proxy statement/prospectus, but does not contain all of the information that may be important to you. You should carefully read this entire proxy statement/prospectus and the attached Annexes and the other documents to which this proxy statement/prospectus refers you for a more complete description of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Subsequent Merger and the issuance of shares of JLL common stock pursuant to the Merger Agreement. In addition, you are encouraged to read carefully the information incorporated by reference into this proxy statement/prospectus, which includes important business and financial information about JLL and HFF that has been filed with the SEC. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 230. Each item in this summary refers to the beginning page of this proxy statement/prospectus on which that subject is discussed in more detail.

Information about the Companies

JLL (see page 188)

JLL is a professional services firm that specializes in real estate and investment management. JLL was incorporated under the laws of the State of Maryland in 1997, with equity securities traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “JLL.” The principal executive offices of JLL are located at 200 East Randolph Drive, Chicago, Illinois 60601, and its telephone number is (312) 782-5800.

JLL delivers an array of services across four business segments. JLL manages its real estate services across three geographic business segments: (i) the Americas, (ii) Europe, Middle East and Africa (“EMEA”), and (iii) Asia Pacific. Within real estate services, JLL provides a full range of leasing, capital markets, integrated property and facility management, project management, advisory, consulting, valuations and digital services locally, regionally and globally. The fourth business segment is LaSalle Investment Management, which is managed globally. JLL had approximately 90,000 employees supporting its operations as of December 31, 2018.

For additional information regarding JLL, please refer to its Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC and incorporated by reference into this proxy statement/prospectus, as well as JLL’s other filings with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 230.

Merger Sub (see page 188)

Merger Sub is a direct wholly owned subsidiary of JLL and was formed solely for the purpose of consummating the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. The principal executive offices of Merger Sub are located at 200 East Randolph Drive, Chicago, Illinois 60601, and its telephone number is (312) 782-5800.

Merger LLC (see page 188)

Merger LLC is a direct wholly owned subsidiary of JLL and was formed solely for the purpose of consummating the Subsequent Merger. Merger LLC has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. The principal executive offices of Merger LLC are located at 200 East Randolph Drive, Chicago, Illinois 60601, and its telephone number is (312) 782-5800.

HFF (see page 189)

HFF is a provider of commercial real estate and capital markets services to both the consumers and providers of capital in the commercial real estate industry and one of the largest full-service commercial real estate financial intermediaries in the U.S. HFF was incorporated under the laws of the State of Delaware in November 2006. HFF’s common stock is traded on the NYSE under the ticker symbol “HF.” HFF’s principal executive offices are located at One Victory Park, 2323 Victory Avenue, Suite 1200, Dallas, Texas, 75219 and its telephone number is (214) 265-0880.

HFF operates in one reportable segment, the commercial real estate financial intermediary segment. HFF’s service offerings include debt placement, investment advisory, distressed debt and real estate owned advisory services, equity placement, investment banking and advisory services, loan sales and commercial loan servicing. HFF operates out of 26 offices and employs approximately 1,074 associates, including 392 capital markets advisors, as of December 31, 2018.

For additional information regarding HFF, please refer to its Annual Report on Form 10-K for the year ended December 31, 2018 (as amended on Form 10-K/A) as filed with the SEC and incorporated by reference into this proxy statement/prospectus, as well as HFF’s other filings with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 230.

The Merger (see page 104)

JLL, Merger Sub, Merger LLC and HFF have entered into the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law, Merger Sub will merge with and into HFF, with HFF continuing as the surviving corporation and as a wholly owned subsidiary of JLL. Immediately following the effective time, HFF, as the surviving corporation in the Merger, will merge with and into Merger LLC, with Merger LLC surviving the Subsequent Merger and continuing as a wholly owned subsidiary of JLL. Upon the closing of the Merger, HFF common stock will no longer be publicly traded on the NYSE. You are encouraged to carefully read the Merger Agreement in its entirety because it is the legal document that governs the Merger and the Subsequent Merger. JLL and HFF currently expect that the Merger and the Subsequent Merger will be completed during the third quarter of 2019, subject to the satisfaction or waiver of applicable conditions to the closing of the Merger, including the receipt of certain regulatory approvals. Following the Merger and the Subsequent Merger, JLL and HFF are referred to as the “combined company.”

Merger Consideration (see page 154)

Under the terms of the Merger Agreement, as of the effective time, each share of HFF common stock issued and outstanding as of immediately prior to the effective time (other than shares owned by JLL, HFF or any of their respective subsidiaries and shares held by any holder of HFF common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law) will be cancelled and converted into, subject to certain exceptions described in the Merger Agreement, $24.63 in cash, without interest and subject to any required withholding of taxes, and 0.1505 of a share of JLL common stock, par value $0.01 per share. No fractional shares of JLL common stock will be issued in the Merger, and HFF stockholders will receive cash in lieu of any fractional shares of JLL common stock.

The total number of shares of JLL common stock to be issued and the total amount of cash to be paid by JLL as part of the Merger Consideration will not change from what was agreed to in the Merger Agreement (other than for adjustment in the event that there is any change in the outstanding shares or classes of capital stock of JLL or HFF as a result of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or any stock dividend or stock distribution that is declared thereon). However, since the market price of JLL common stock will fluctuate, the total value of the shares of JLL common stock issued in the Merger may increase or decrease between the date of the Merger Agreement and the effective time. Accordingly, the value of the actual per share consideration to be paid to HFF stockholders cannot be determined until after the effective time.

Treatment of HFF Equity Awards in the Merger (see page 156)

Pursuant to the Merger Agreement, at the effective time:

HFF stock options

Each option to purchase HFF common stock granted under an HFF stock plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time (“HFF stock options”) will be converted into an option to purchase shares of JLL common stock (“JLL stock options”), on the same terms and conditions as were applicable under the HFF stock options (including, but not limited to, provisions relating to vesting, forfeiture and the effect of termination of employment or service). The number of shares of JLL common stock subject to each JLL stock option will be equal to the number of shares of HFF common stock subject to the corresponding HFF stock option immediately prior to the effective time multiplied by a fraction (i) the numerator of which is the sum of (A) $24.63 and (B) the product of 0.1505 and the five-day volume-weighted average closing price of JLL common stock on the NYSE for the five trading days immediately prior to the date on which the closing occurs (the “JLL Share Price”), and (ii) the denominator of which is the JLL Share Price (the “Option Exchange Ratio”) (subject to certain adjustments and rounding), and the exercise price of such JLL stock option will be equal to the per share exercise price of the corresponding HFF stock option immediately prior to the effective time divided by the Option Exchange Ratio (subject to certain adjustments and rounding).

HFF Restricted Stock Units

Each outstanding award of restricted stock units granted pursuant to any HFF stock plan (“HFF RSUs”) will be assumed by JLL and will be converted into an award of restricted stock units with respect to JLL common stock (“JLL RSUs”). Each JLL RSU so assumed and converted will continue to have, and will be subject to, the same terms and conditions that applied to the corresponding HFF RSU immediately prior to the effective time (including, but not limited to, provisions relating to vesting, forfeiture and the effect of termination of employment or service). The number of shares of JLL common stock subject to each award of JLL RSUs will be equal to the product of (i) the total number of shares of HFF common stock covered by the corresponding HFF RSUs immediately prior to the effective time multiplied by (ii) 0.301. Any HFF RSUs that are required to be settled in connection with the Merger will be settled immediately prior to the effective time of the Merger and the shares of HFF common stock received (or to be received) pursuant to such settlement will be treated as shares of HFF common stock outstanding immediately prior to the effective time, as specified above under “—Merger Consideration.”

HFF Restricted Shares

Each restricted share of HFF common stock that is outstanding immediately prior to the effective time will receive the same treatment accorded to shares of HFF common stock as specified above under “—Merger Consideration.”

Subject to NYSE rules, JLL currently expects to assume the HFF equity award plans for purposes of granting future equity awards in accordance with the terms of such plans and NYSE rules. The number of awards that are available for grant under the HFF equity award plans will be appropriately adjusted in connection with the assumption of such plans by JLL.

Ownership of JLL After the Merger

Based on the number of shares of JLL common stock and HFF common stock outstanding on May 29, 2019, the record date for HFF’s annual meeting of stockholders, upon the closing, pre-existing JLL stockholders and former HFF stockholders would own approximately 88% and 12% of the outstanding shares of JLL common stock, respectively, immediately following the closing and, based on the treatment of HFF equity awards and retention arrangements in connection with the Merger and the number of outstanding JLL and HFF equity awards as of May 29, 2019, 87% and 13% of the outstanding shares of JLL common stock, respectively, on a fully-diluted basis. The Merger will have no effect on the number of shares of JLL common stock owned by existing JLL stockholders.

Share Ownership of HFF’s Directors and Executive Officers

At the close of business on the HFF record date, directors and executive officers of HFF and their affiliates owned and were entitled to vote approximately 1,619,080 shares of HFF common stock, collectively representing 4.1% of the shares of HFF common stock outstanding on that date. Approval of the merger proposal by HFF stockholders requires the affirmative vote of the holders of at least a majority of the outstanding shares of HFF common stock entitled to vote on the merger proposal at the HFF annual meeting. On March 18, 2019, all of HFF’s directors, executive officers and certain additional employees, who collectively owned an aggregate of 2,814,186 shares of HFF common stock as of the close of business on the HFF record date, representing approximately 7.1% of the shares of HFF common stock outstanding as of that date, entered into Voting Agreements (the “Voting Agreements”) with JLL pursuant to which, among other things and subject to certain exceptions, such persons have agreed to vote or cause to be voted any shares of HFF common stock of which they are the beneficial or record owner for the merger proposal and against any competing proposal or other action, proposal or agreement that would reasonably be expected to result in a breach of the Merger Agreement or prevent, materially delay or adversely affect the consummation of the Merger. The Voting Agreements terminate upon certain events, including the closing of the Merger and any termination of the Merger Agreement in accordance with its terms. See the section entitled “HFF Voting Agreements” beginning on page 183. A form of the Voting Agreement is attached as Annex  B to this proxy statement/prospectus.

Recommendation of the HFF Board and Its Reasons for the Merger (see page 121)

After careful consideration, on March 18, 2019, the HFF Board unanimously adopted resolutions (i) approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determining that the terms of the Merger and the other transactions contemplated by the Merger Agreement are in the best interests of HFF and its stockholders, (iii) directing that the Merger Agreement be submitted to the stockholders of HFF for adoption, (iv) recommending that HFF’s stockholders adopt the Merger Agreement and (v) declaring that the Merger Agreement is advisable. Accordingly, the HFF Board unanimously recommends that HFF stockholders vote “FOR” the merger proposal and “FOR” the non-binding compensation advisory proposal at the HFF annual meeting.

For a summary of the factors considered by the HFF Board in reaching its decision to adopt the Merger Agreement and approve the consummation of the transactions contemplated by the Merger Agreement, including the Merger, as well as the HFF Board’s reasons for, and certain risks related to, the Merger, see the section entitled “The Merger—Recommendation of the HFF Board and Its Reasons for the Merger” beginning on page 121.

JLL Board’s Reasons for the Merger (see page 118)

After careful consideration, on March 18, 2019, the board of directors of JLL (the “JLL Board”) unanimously adopted the Merger Agreement and approved the consummation of the transactions contemplated by the Merger Agreement, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement.

For a summary of the factors considered by the JLL Board in reaching its decision to adopt the Merger Agreement and approve the consummation of the transactions contemplated by the Merger Agreement, including the Merger, as well as the JLL Board’s reasons for, and certain risks related to, the Merger, see the section entitled “The Merger—The JLL Board’s Reasons for the Merger” beginning on page 118.

Opinion of HFF’s Financial Advisor (see page 125)

The HFF Board retained Morgan Stanley & Co. LLC (“Morgan Stanley”) to provide it with financial advisory services and a financial opinion in connection with the Mergers. As part of this engagement, the HFF Board requested that Morgan Stanley evaluate the fairness from a financial point of view of the Merger Consideration to be received by the holders of the HFF common stock pursuant to the Merger Agreement. On March 18, 2019, at a meeting of the HFF Board, Morgan Stanley rendered to the HFF Board its oral opinion, which was subsequently confirmed in writing by delivery of a written opinion to the HFF Board, dated March 18, 2019, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the Merger Consideration to be received by the holders of the HFF common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders of the HFF common stock.

The full text of the written opinion of Morgan Stanley, dated March 18, 2019, is attached to this proxy statement/prospectus as Annex C and is hereby incorporated by reference into this proxy statement/prospectus in its entirety. The opinion sets forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You are encouraged to, and should, read Morgan Stanley’s opinion and the section entitled “The Merger—Opinion of HFF’s Financial Advisor” beginning on page 125 summarizing Morgan Stanley’s opinion carefully and in their entirety. Morgan Stanley’s opinion was directed to the HFF Board, in its capacity as such, and addressed only the fairness from a financial point of view of the Merger Consideration to be received by the holders of the HFF common stock pursuant to the Merger Agreement, as of the date of the opinion, and does not address any other aspects or implications of the Mergers. It was not intended to, and does not, constitute advice or a recommendation as to how any stockholder of HFF should act or vote in connection with any of the transactions contemplated by the Merger Agreement.

Interests of HFF’s Directors and Executive Officers in the Merger (see page 141)

Certain directors and executive officers of HFF have interests in the Merger that are in addition to their interests as HFF stockholders generally. For executive officers, these interests include, but are not limited to, continued employment with the combined company and the treatment in the Merger of HFF stock awards held by certain directors and executive officers, as applicable. Certain executive officers of HFF have also entered into employment agreements with JLL that are conditioned on completion of the Merger and pursuant to which such executives will receive certain retention benefits that vest in accordance with a defined vesting schedule following the closing of the Merger. In addition, one current member of the HFF Board, Deborah McAneny (or, if she is not able or willing to serve, another individual who, as of the date of the Merger Agreement, is a member of the HFF Board and is mutually agreed to by JLL and HFF), will become a director of the combined company. The HFF Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and in determining to recommend that HFF stockholders adopt the merger proposal. See the section entitled “The Merger—Interests of HFF’s Directors and Executive Officers in the Merger” beginning on page 141.

Board of Directors of JLL After the Merger (see page 151)

In connection with the Merger, JLL has agreed to take all actions necessary such that, as of the effective time, the JLL Board will include Deborah McAneny (or, if she is not able or willing to serve, another individual who, as of the date of the Merger Agreement, is a member of the HFF Board and is mutually agreed to by JLL and HFF). The decision as to which individual will be selected for the JLL Board will be subject to the approval of the Nominating and Governance Committee of the JLL Board.

Information about the current JLL and HFF directors and executive officers can be found in the documents listed in the section entitled “Where You Can Find More Information” beginning on page 230.

Listing of JLL Common Stock and Delisting and Deregistration of HFF Common Stock (see page 141)

Application will be made to have the shares of JLL common stock to be issued in the Merger approved for listing on the NYSE, subject to official notice of issuance, where JLL common stock currently is traded under the symbol “JLL.” If the Merger is completed, HFF common stock will be delisted from the NYSE and will be deregistered under the Exchange Act. As a result, HFF will no longer be publicly traded or file periodic reports with the SEC.

Appraisal Rights of HFF Stockholders (see page 156)

Under Delaware law, HFF stockholders of record who do not vote in favor of the proposal to adopt the Merger Agreement and otherwise comply with the requirements set forth in Section 262 (as defined below) will be entitled to seek appraisal rights and obtain payment in cash for the judicially determined fair value of their shares of HFF common stock in connection with the Merger, if the Merger is completed. This value could be more than, less than or the same as the implied value of the Merger Consideration for HFF common stock. The relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”), are included as Annex D to this proxy statement/prospectus. We encourage you to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, HFF stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in a loss of the right of appraisal.

An executed proxy card that does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the Merger Agreement. Therefore, an HFF stockholder who submits a proxy and who wishes to exercise appraisal rights must mark “AGAINST” or “ABSTAIN” with respect to the proposal to adopt the Merger Agreement. HFF stockholders who wish to exercise their appraisal rights and hold shares in the name of a bank, broker, trust or other nominee must instruct their bank, broker, trust or other nominee to take the steps necessary to enable them to demand appraisal for their shares.

Conditions to Completion of the Merger (see page 157)

The respective obligations of JLL, Merger Sub, Merger LLC and HFF to effect the Merger are subject to the satisfaction or waiver of the following conditions at or prior to the closing:

•	HFF stockholders approving the merger proposal;

•	the approval for listing on the NYSE, subject to official notice of issuance, of the shares of JLL common stock to be issued to HFF stockholders in the Merger;

•	the expiration or termination of any applicable waiting period (or extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);

•

the receipt of authorizations, consents or approvals required by the Financial Industry Regulatory Authority (“FINRA”), the U.K. Financial Conduct Authority (“FCA”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), certain state regulatory authorities and, if required and material to HFF and its subsidiaries, any approvals under any other agency programs in which HFF participates;

•

the receipt of authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any governmental entities, the failure of which to be obtained or made or occur would have the effect of making the transactions contemplated by the Merger Agreement illegal or would, individually or in the aggregate, have a “material adverse effect” (as described on page 159) with respect to JLL or HFF;

•

the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the closing of the Merger or the Subsequent Merger;

•

the declaration by the SEC of the effectiveness under the Securities Act of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and the absence of any proceedings initiated or threatened in writing (and not withdrawn) by the SEC for that purpose;

•	in the case of each party’s obligation to effect the Merger, the absence of a “material adverse effect” with respect to the other party since the date of the Merger Agreement;

•

in the case of each party’s obligation to effect the Merger, subject to certain materiality exceptions, the accuracy of the representations and warranties made by the other party, and the receipt of a certificate from an executive officer of the other party to that effect; and

•

in the case of each party’s obligation to effect the Merger, compliance by the other party in all material respects with such party’s respective covenants under the Merger Agreement, and the receipt of a certificate from an executive officer of the other party to that effect.

The conditions set forth in the Merger Agreement may be waived by JLL or HFF, in whole or in part, to the extent permitted by applicable law. For a more detailed discussion of these matters, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 157. Early termination of the waiting period under the HSR Act was granted by the FTC on April 15, 2019.

Regulatory Approvals (see page 136)

JLL and HFF have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, subject to certain limitations. These approvals include the expiration or termination of the waiting period pursuant to the HSR Act, and receipt of approval from FINRA, FCA and Freddie Mac. Early termination of the waiting period under the HSR Act was granted by the FTC on April 15, 2019. Controller approval was granted by the FCA to JLL and Merger LLC on May 8, 2019. Approval of the change in ownership was granted by FINRA to HFF on May 23, 2019.

Notwithstanding the foregoing, JLL and its affiliates will not be required to take any actions that, individually or in the aggregate, are materially detrimental to the benefits of the transactions contemplated by the Merger Agreement to JLL and its subsidiaries. See the sections entitled “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger Agreement—Efforts to Complete the Merger” beginning on pages 157 and 164, respectively.

Financing (see page 172)

JLL currently anticipates borrowing under its available credit facilities to fund a portion of the cash payable in connection with the Merger Consideration.

Prior to the closing of the Merger or the termination of the Merger Agreement, as the case may be, at JLL’s sole expense, HFF has agreed to use its reasonable best efforts to provide, to cause each of its subsidiaries to use its reasonable best efforts to provide, and to use its reasonable best efforts to cause its representatives to provide, to JLL all cooperation reasonably requested by JLL in connection with the arrangement of any financing of JLL or its subsidiaries undertaken for the purpose of funding the Merger. See the section entitled “The Merger Agreement—Financing” beginning on page 172.

HFF Acquisition Proposals (see page 160)

Subject to certain exceptions, the Merger Agreement precludes HFF, its subsidiaries and their respective directors, officers and other representatives, and certain employees from, among other things, soliciting, initiating or knowingly encouraging or knowingly inducing or facilitating the making, submission or announcement of any inquiries or the making of any proposal or offer constituting or related to an HFF acquisition proposal (as described on page 162). Notwithstanding such restrictions, the Merger Agreement provides that, at any time prior to HFF stockholders approving the merger proposal, provided that HFF and its subsidiaries have complied with their non-solicitation restrictions, the HFF Board may, upon receiving an HFF acquisition proposal that did not result from a breach of the Merger Agreement and determining in good faith (after consultation with HFF’s outside legal counsel and outside financial advisor) that such HFF acquisition proposal constitutes an HFF superior proposal (as described on page 162), make an HFF adverse recommendation change (as described on page 161) and may cause HFF to terminate the Merger Agreement and concurrently enter into a binding definitive agreement to effect such HFF superior proposal if HFF has taken certain actions (as described in the sections entitled “The Merger Agreement—HFF Acquisition Proposals” and “The Merger Agreement—Annual Meeting of HFF Stockholders; Recommendation of the HFF Board” beginning on pages 160 and 162, respectively).

Termination of the Merger Agreement (see page 175)

Termination by JLL or HFF

The Merger Agreement may be terminated and the Merger and the Subsequent Merger may be abandoned prior to the effective time, whether before or after receipt of the HFF stockholder approval, by the mutual written consent of JLL and HFF. Also, either JLL or HFF may terminate the Merger Agreement at any time prior to the effective time if:

•

any court of competent jurisdiction or other government entity has issued, enacted, promulgated or entered a judgment, order, injunction, rule or decree, or taken any other action, that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated by the Merger Agreement and such judgment, order, injunction, rule or decree has become final and nonappealable (provided that the right to terminate the Merger Agreement for this reason will not be available to any party that has failed to comply with its obligations to contest or defend any claim, cause of action or proceeding before asserting the right to terminate);

•

the HFF stockholder approval was not obtained at the HFF stockholder meeting (including any adjournment or postponement thereof) (provided that HFF may not terminate the Merger Agreement for this reason if HFF has not complied with its obligations under the Merger Agreement with respect to not soliciting HFF acquisition proposals and the holding of the HFF stockholder meeting);

•

the effective time has not occurred on or before December 19, 2019 (or, if extended pursuant to the Merger Agreement, June 19, 2020) (the “outside date”) (provided, that neither JLL nor HFF has the right to terminate the Merger Agreement for this reason if the failure to consummate the Merger by the outside date results from the material breach or failure to perform by JLL, Merger Sub or Merger LLC (in the case of termination by JLL) or HFF (in the case of termination by HFF) of any of its representations, warranties, covenants or agreements contained in the Merger Agreement). See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 175.

Termination by JLL

JLL may terminate the Merger Agreement as follows:

•

if HFF breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the applicable conditions precedent to JLL’s obligation to complete the Merger and (ii) cannot be or has not been cured within the lesser of (A) 15 days after the giving by JLL of written notice to HFF of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (B) the number of days remaining until the outside date;

•

if, prior to obtaining the HFF stockholder approval, the HFF Board or any committee thereof has (i) effected or permitted an HFF adverse recommendation change (whether or not permitted to do so under the terms of the Merger Agreement), (ii) adopted, approved, endorsed, declared advisable or recommended to HFF stockholders an HFF acquisition proposal other than the Merger, (iii) failed to publicly reaffirm the HFF recommendation within three business days following receipt of a written request by JLL to provide such reaffirmation after an HFF acquisition proposal has been publicly disclosed or has become publicly known, (iv) failed to include in this proxy statement/prospectus the HFF recommendation or included in this proxy statement/prospectus any proposal to vote upon or consider any HFF acquisition proposal other than the Merger or (v) failed to recommend against a competing tender offer or exchange offer for 10% or more of the outstanding capital stock of HFF within ten business days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); or

•

if HFF materially breaches its obligations with respect to not soliciting HFF acquisition proposals. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 175.

Termination by HFF

HFF may terminate the Merger Agreement as follows:

•

if, JLL, Merger Sub or Merger LLC breaches or fails to perform in any material respect any of its respective representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the applicable conditions precedent to HFF’s obligation to complete the Merger and (ii) cannot be or has not been cured within the lesser of (A) 15 days after the giving by HFF of written notice to JLL of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (B) the number of days remaining until the outside date; or

•

if, prior to obtaining the HFF stockholder approval, HFF terminates the Merger Agreement in order to enter into a definitive agreement to effect an HFF superior proposal, so long as HFF has complied with its obligations with respect to not soliciting HFF acquisition proposals and enters into such definitive agreement concurrently with the termination of the Merger Agreement, and pays the termination fee in accordance with the procedures and time periods described below. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 175.

Reimbursement of Fees and Expenses (see page 177)

HFF must pay JLL a termination fee of $54,000,000 if the Merger Agreement is terminated under certain specified circumstances, including (i) following a failure by HFF to obtain the requisite stockholder approval if an HFF acquisition proposal was publicly announced prior to the HFF annual meeting and HFF enters into a transaction with respect to an HFF acquisition proposal within 12 months of such termination, (ii) if JLL terminates the Merger Agreement following an HFF adverse recommendation change, (iii) if HFF terminates the Merger Agreement to enter into an HFF superior proposal or (iv) if HFF has committed a material breach of the restrictions regarding dealing with third parties described in the section entitled “The Merger Agreement—HFF Acquisition Proposals” beginning on page 160.

JLL must pay HFF a termination fee of $75,000,000 if the Merger Agreement is terminated under only the following circumstances: (i) as a result of a judgment or other legal prohibition or restraint arising under the antitrust laws or (ii) upon reaching the 9-month anniversary of the Merger Agreement (which may be extended by up to six (6) months under certain circumstances), and in each case, as of the date of such termination, all of the conditions to the closing of the Merger have been satisfied or waived other than antitrust-related conditions and those conditions that by their nature are only capable of being satisfied at the closing of the Merger.

Litigation Related to the Merger (see page 152)

Beginning on May 6, 2019, four different complaints were filed in the United States District Court for the District of Delaware captioned Jones v. HFF, Inc. et al., Case No. 19-cv-841, Stein v. HFF, Inc., et al., Case No. 19-cv-859, Sabatini v. HFF, Inc. et al., Case No. 19-cv-867, and Pennington v. HFF, Inc., Case No. 19-cv-950. In addition, on May 17, 2019, a complaint was filed in the United States District Court for the Northern District of Texas captioned Bushansky v. HFF, Inc., et al., Case No. 3:19-cv-1196-C. Each of the complaints names HFF, Mark D. Gibson, Deborah H. McAneny, Susan P. McGalla, George L. Miles, Jr., Morgan K. O’Brien, Lenore M. Sullivan, Joe B. Thornton Jr., and Steven E. Wheeler as defendants, and the Sabatini Complaint also names JLL, Merger Sub and Merger LLC as additional defendants. The complaints generally allege that defendants violated Sections 14(a) and 20(a) of the Exchange Act with respect to the Form S-4 originally filed with the SEC in connection with the Merger, and seek to enjoin the Merger, as well as damages, costs and attorneys’ and experts’ fees.

JLL and HFF believe the claims are without merit and intend to vigorously defend the claims. Additional lawsuits arising out of or relating to the Merger Agreement or the Merger may be filed in the future.

Material U.S. Federal Income Tax Consequences (see page 138)

It is the intention of JLL and HFF that the Merger and the Subsequent Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming that the Merger and the Subsequent Merger, taken together, qualify as a “reorganization,” a holder of HFF common stock generally will not recognize any gain or loss upon receipt of JLL common stock in exchange for HFF common stock in the Merger, but will generally recognize gain (but not loss) with respect to the cash consideration in an amount equal to the lesser of (i) the amount of cash received by the U.S. holder (other than cash received in lieu of a fractional share of JLL common stock) and (ii) the amount by which the sum of the amount of such cash and the fair market value of the JLL common stock received by the U.S. holder exceeds the U.S. holder’s tax basis in its HFF common stock. Additionally, a U.S. holder of HFF common stock that receives cash in lieu of a fractional share of JLL common stock will generally recognize capital gain or loss with respect to cash received in lieu of a fractional share of JLL common stock equal to the difference, if any, between the amount of cash received and the tax basis in the fractional share.

For further information, please see the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 138.

Accounting Treatment (see page 141)

JLL prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Merger will be accounted for using the acquisition method of accounting. JLL will be treated as the acquiror for accounting purposes.

Risk Factors (see page 31)

In evaluating the Merger and the Merger Agreement, you should read carefully this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 31.

JLL’s Dividend Policy (see page 136)

JLL has historically paid semi-annual dividends and intends to continue paying regular semi-annual dividends to its stockholders. However, any decision to pay dividends on its common stock will be at the discretion of the JLL Board, which may determine not to declare dividends at all or at a reduced amount. See the section entitled “The Merger—JLL’s Dividend Policy” beginning on page 136.

Comparison of Rights of JLL Stockholders and HFF Stockholders (see page 196)

The rights of the JLL stockholders are governed by JLL’s Articles of Restatement, filed with the State Department of Assessments and Taxation of Maryland on June 24, 2014 (the “JLL Charter”), and Third Amended and Restated Bylaws, effective March 2, 2018 (the “JLL Bylaws”), as well as the Maryland General Corporation Law (“MGCL”). The rights of the HFF stockholders are governed by HFF’s Amended and Restated Certificate of Incorporation, dated November 2, 2006 (the “HFF Charter”) and Amended and Restated Bylaws (as amended, the “HFF Bylaws”), as well as the DGCL. Following the closing of the Merger, the rights of the HFF stockholders will be governed by the JLL Charter and the JLL Bylaws, as well as the MGCL, and the former HFF stockholders will have the same rights as JLL stockholders. However, because the JLL Charter and JLL Bylaws are different from the HFF Charter and HFF Bylaws, and the DGCL is different from the MGCL, the rights of HFF stockholders will differ in some respects from the rights afforded to them prior to the Merger. Certain of these differences are described in detail in the section entitled “Comparison of Rights of JLL Stockholders and HFF Stockholders” beginning on page 196.

Expenses (see page 181)

Generally, all fees and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in this proxy statement/prospectus.

The HFF Annual Meeting (see page 41)

The HFF annual meeting will be held at One Victory Park, 2323 Victory Avenue, Suite 1200, Dallas, Texas 75219 on July 1, 2019, at 8:00 a.m., local time. Holders of HFF common stock on the HFF record date will be entitled to vote at the HFF annual meeting. In addition to the merger proposal and the non-binding compensation advisory proposal, HFF stockholders will be asked at the HFF annual meeting:

•

to consider and vote on a proposal to elect each of Deborah H. McAneny and Steven E. Wheeler, both as Class I directors, for a term expiring upon the earlier of (A) the completion of the Merger and (B) the 2022 annual meeting of stockholders and until each of their respective successors are duly elected and qualified;

•	to consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as HFF’s independent registered certified public accountants for the year ending December 31, 2019; and

•	to consider and vote on a proposal to approve, by a non-binding advisory vote, the compensation of HFF’s named executive officers.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF JLL

The following table presents selected historical consolidated financial data of JLL. The selected historical consolidated financial data as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016, have been derived from JLL’s audited consolidated financial statements and accompanying notes contained in JLL’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference herein. The selected historical consolidated financial data as of December 31, 2016, 2015 and 2014, and for the years ended December 31, 2015 and 2014, have been derived from JLL’s audited consolidated financial statements for such years and accompanying notes, which are not incorporated by reference herein. The selected consolidated financial data as of March 31, 2019 and 2018 and for the three months ended March 31, 2019 and 2018 have been derived from JLL’s unaudited condensed consolidated financial statements and related notes contained in JLL’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, which is incorporated by reference herein. The results for the three months ended March 31, 2019 and 2018 are not necessarily indicative of the results that may be expected for the entire fiscal year. JLL’s unaudited interim financial statements reflect all adjustments that management of JLL considers necessary for the fair presentation of JLL’s financial position and results of operations as of March 31, 2019 and 2018 and for the three months ended March 31, 2019 and 2018. Historical results are not necessarily indicative of the results that may be expected for any future period.

The information set forth below is only a summary. You should read the following information together with JLL’s consolidated financial statements and accompanying notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in JLL’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference herein, JLL’s unaudited condensed consolidated financial statements, the notes related thereto and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in JLL’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, which is incorporated by reference herein, and in JLL’s other reports filed with the SEC. The selected historical data presented below has been affected by acquisitions and dispositions, the impact of adopting new accounting standards, specifically Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and by the U.S. tax legislation enacted in December 2017. JLL’s historical consolidated financial information may not be indicative of the future performance of JLL or the combined company.

(in millions, except per share data)	Three months ended March 31,		Year Ended December 31,
	2019	2018	2018(1)	2017(1)	2016(1)	2015	2014
Statements of Operations Data
Revenue	$3,820.6	3,555.2	16,318.4	14,453.2	12,991.2	5,965.7	5,429.6
Operating income	25.4	53.8	706.9	545.9	455.7	529.8	465.6
Net income	21.2	42.6	491.7	279.5	345.9	446.3	388.0
Net income attributable to the Company	21.3	40.3	484.5	276.4	329.7	438.7	386.0
Net income attributable to common shareholders	21.3	40.3	484.1	276.0	329.3	438.4	385.7

Diluted earnings per common share	$0.46	0.88	10.54	6.03	7.23	9.65	8.52

Cash Flow Data
Cash flows provided by (used in):
Operating activities	$(551.5)	(258.6)	604.1	798.7	222.6	375.8	498.9
Investing activities	(91.0)	(60.0)	(280.4)	(170.8)	(805.5)	(584.6)	(188.0)
Financing activities	592.8	341.8	(141.3)	(623.5)	636.4	191.6	(203.0)

Other Financial Data
Cash dividends declared per common share	$—	—	0.82	0.72	0.64	0.56	0.48

	March 31,		December 31,
(in millions)	2019	2018	2018(1)	2017(1)	2016	2015	2014
Balance Sheet Data
Cash and cash equivalents	$389.5	292.8	480.9	268.0	258.5	216.6	250.4
Total assets	10,552.5	9,204.2	10,025.5	9,254.4	8,629.9	6,187.1	5,075.3
Total long-term debt	1,293.4	1,107.9	688.3	752.7	1,267.6	561.1	294.6
Total liabilities	6,749.0	5,728.5	6,291.0	5,872.4	5,734.7	3,457.7	2,652.8
Total Company shareholders’ equity	3,742.4	3,434.8	3,691.5	3,340.1	2,863.5	2,688.8	2,386.8

(1)

Selected Financial Data as of and for the years ended December 31, 2018 and 2017 and Statements of Operations Data and Cash Flow Data for the year ended December 31, 2016 is presented in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), to align with the presentation required with JLL’s full retrospective method of adoption of ASC 606 on the Consolidated Balance Sheet and Consolidated Statements of Comprehensive Income included in JLL’s Annual Report on Form 10-K for the year ended December 31, 2018.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HFF

The following table presents selected historical consolidated financial data of HFF. The selected historical consolidated financial data as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016, have been derived from HFF’s audited consolidated financial statements and accompanying notes contained in HFF’s Annual Report on Form 10-K for the year ended December 31, 2018, (as amended on Form 10-K/A, filed with the SEC on April 30, 2019) which is incorporated by reference herein. The selected historical consolidated financial data as of December 31, 2016, 2015 and 2014, and for the years ended December 31, 2015 and 2014, have been derived from HFF’s audited consolidated financial statements for such years and accompanying notes, which are not incorporated by reference herein. The selected consolidated financial data as of March 31, 2019 and 2018 and for the three months ended March 31, 2019 and 2018 have been derived from HFF’s unaudited consolidated financial statements and related notes contained in HFF’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, which is incorporated by reference herein. The results for the three months ended March 31, 2019 and 2018 are not necessarily indicative of the results that may be expected for the entire fiscal year. HFF’s unaudited interim financial statements reflect all adjustments that management of HFF considers necessary for the fair presentation of HFF’s financial position and results of operations as of March 31, 2019 and 2018 and for the three months ended March 31, 2019 and 2018. Historical results are not necessarily indicative of the results that may be expected for any future period.

The information set forth below is only a summary. You should read the following information together with HFF’s consolidated financial statements and accompanying notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in HFF’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference herein, HFF’s unaudited consolidated financial statements, the notes related thereto and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in HFF’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, which is incorporated by reference herein, and in HFF’s other reports filed with the SEC. The selected historical data presented below has been affected by acquisitions and dispositions, the impact of adopting new accounting standards, specifically Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and by the U.S. tax legislation enacted in December 2017. HFF’s historical consolidated financial information may not be indicative of the future performance of HFF or the combined company.

(in millions, except per share data)	Three months ended March 31,		Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Statements of Operations Data
Revenue	$159.2	131.6	662.0	609.5	517.4	502.0	425.9
Operating income	18.9	2.7	94.7	105.3	95.8	107.8	84.8
Net income	27.8	17.1	116.0	95.0	77.2	84.0	61.3
Diluted earnings per common share	$0.69	0.42	2.88	2.39	1.99	2.18	1.61

Cash Flow Data
Cash flows provided by (used in):
Operating activities	$23.1	(1.9)	144.0	120.4	79.3	77.7	109.6
Investing activities	(6.6)	(0.5)	(30.6)	(12.8)	(5.3)	(5.9)	(5.0)
Financing activities	(83.3)	(81.9)	(82.1)	(66.3)	(72.4)	(69.9)	(73.8)

Other Financial Data
Cash dividends declared per common share	$1.75	1.75	1.75	1.57	1.80	1.80	1.83

	March 31,		December 31,
(in millions)	2019	2018	2018	2017	2016	2015	2014
Balance Sheet Data
Cash and cash equivalents	$235.2	191.1	305.6	272.8	235.6	233.9	232.1
Total assets	1,447.8	1,323.3	858.1	892.2	716.7	742.5	604.3
Total long-term debt (excluding current portion)	0.1	0.1	0.1	0.1	0.3	0.5	0.4
Total liabilities	1,142.3	1,089.6	507.5	605.7	480.1	528.0	417.8
Total Company shareholders’ equity	305.5	233.6	350.6	286.5	236.6	214.5	186.5

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma combined statement of income data for the three months ended March 31, 2019 and the year ended December 31, 2018 is presented as if the Merger had occurred on January 1, 2018. The following selected unaudited pro forma combined balance sheet data as of March 31, 2019 is presented as if the Merger had occurred on March 31, 2019.

The summary selected unaudited pro forma combined financial data is based on the historical financial statements of JLL and HFF after giving effect to the Merger and the assumptions and adjustments as discussed in the section entitled “Jones Lang LaSalle Incorporated and HFF, Inc. Unaudited Pro Forma Combined Financial Information” beginning on page 210, including assumptions relating to the allocation of the consideration paid for HFF based on preliminary estimates of the fair value of the assets acquired and liabilities assumed and may be revised. There can be no assurance that such revisions will not result in material changes to the information presented. This selected unaudited pro forma combined financial information is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of JLL or HFF would have been had the Merger and related transactions been completed at the beginning of the period or on the date indicated, nor are they necessarily indicative of any future operating results or financial position. JLL and HFF may have performed differently had they been combined during the periods presented. The following should be read in connection with the section of this proxy statement/prospectus entitled “Jones Lang LaSalle Incorporated and HFF, Inc. Unaudited Pro Forma Combined Financial Information” beginning on page 210 and other information included in or incorporated by reference into this proxy statement/prospectus.

(in millions, except per share data)	For the three months ended March 31, 2019	For the year ended December 31, 2018
Unaudited Pro Forma Combined Statement of Income Data
Total Revenue	$3,982.6	$16,992.1
Operating income	52.8	769.9
Net income attributable to common shareholders	39.6	514.1
Net income attributable to common shareholders per share:
Basic	$0.76	$9.98
Diluted	$0.75	$9.81
Other Financial Data
Dividends per share	$—	$0.82

March 31, 2019
Unaudited Pro Forma Combined Balance Sheet Data
Cash and cash equivalents	$548.5
Total assets	13,649.1
Long-term debt	2,154.4
Total Company shareholders’ equity	4,656.4

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE DATA

Presented below are JLL’s and HFF’s historical per share information as of and for the three months ended March 31, 2019 and the year ended December 31, 2018, and pro forma combined per share information as of and for the three months ended March 31, 2019 and the year ended December 31, 2018. The historical per share data for JLL and HFF below is derived from the audited consolidated financial statements of each of JLL and HFF as of and for the year ended December 31, 2018, the unaudited condensed consolidated financial statements of JLL as of and for the quarter ended March 31, 2019 and the unaudited consolidated financial statements of HFF as of and for the quarter ended March 31, 2019. The unaudited pro forma combined per share information for the three months ended March 31, 2019 and the year ended December 31, 2018 is presented as if the Merger had occurred on January 1, 2018. The unaudited pro forma combined book value per common share is presented as if the Merger had occurred on March 31, 2019.

The unaudited pro forma combined per share information is based on the historical financial statements of JLL and HFF and certain assumptions and adjustments as discussed in the section entitled “Jones Lang LaSalle Incorporated and HFF, Inc. Unaudited Pro Forma Combined Financial Information” beginning on page 210, including assumptions relating to the allocation of the consideration paid for HFF based on preliminary estimates of the fair values of the assets acquired and liabilities assumed and may be revised. There can be no assurance that such revisions will not result in material changes to the information presented. This unaudited pro forma combined per share information is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of JLL or HFF would have been had the Merger and related transactions been completed at the beginning of the period or on the date indicated, nor are they necessarily indicative of any future operating results or financial position. JLL and HFF may have performed differently had they been combined during the period presented. The following should be read in connection with the section of this proxy statement/prospectus entitled “Jones Lang LaSalle Incorporated and HFF, Inc. Unaudited Pro Forma Combined Financial Information” beginning on page 210 and other information included in or incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma combined per HFF share data set forth below shows the effect of the Merger from the perspective of an owner of HFF common stock. The information was calculated by multiplying the unaudited pro forma combined per share data for JLL common stock by the exchange ratio of 0.1505. The exchange ratio does not include the $24.63 cash portion of the Merger Consideration.

	Three months ended March 31, 2019	Year ended December 31, 2018
JLL Historical Data
Basic net income per share	$0.47	$10.64
Diluted net income per share	$0.46	$10.54
Book value per share(1)	$81.82	n/a
Cash dividends declared per share	$—	$0.82
HFF Historical Data
Basic net income per share	$0.70	$2.96
Diluted net income per share	$0.69	$2.88
Book value per share(1)	$7.67	n/a
Cash dividends declared per share	$1.75	$1.75

	Three months ended March 31, 2019	Year ended December 31, 2018
Unaudited Pro Forma Combined Data(2)
Basic net income per share	$0.76	$9.98
Diluted net income per share	$0.75	$9.81
Book value per share(3)	$90.00	n/a
Cash dividends declared per share	$—	$0.82
HFF Unaudited Pro Forma Data
Basic net income per share(4)(5)	$0.12	$1.50
Diluted net income per share(4)(5)	$0.11	$1.49
Book value per share(3)(4)(5)	$13.54	n/a
Cash dividends declared per share	$—	$0.12

(1)

The historical book value per share is computed by dividing total shareholders’ equity, excluding noncontrolling interests, by the total number of shares of common stock outstanding at the end of the period.

(2)	Calculated based on the information contained in the section entitled “Jones Lang LaSalle Incorporated and HFF, Inc. Unaudited Pro Forma Combined Financial Information” beginning on page 210.
(3)

The pro forma book value per share is computed by dividing total pro forma shareholders’ equity, excluding noncontrolling interests, by the total pro forma number of shares of common stock outstanding at the end of the period.

(4)

Amounts calculated by multiplying unaudited pro forma combined per share amounts by the exchange ratio in the Merger of 0.1505 shares of JLL common stock for each share of HFF common stock. The exchange ratio does not include the $24.63 cash portion of the Merger Consideration.

(5)	The information shows how each share of HFF common stock would have participated in JLL’s net income attributable to common shareholders and book value if the Merger had occurred.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

JLL common stock trades on the NYSE under the symbol “JLL.” HFF common stock trades on the NYSE under the symbol “HF.” The table below sets forth, for the periods indicated, cash dividends paid per share of JLL and HFF common stock.

JLL Common Stock Dividends Paid
For the quarterly period ended:
March 31, 2016	$0.00
June 30, 2016	$0.31
September 30, 2016	$0.00
December 31, 2016	$0.33
For the quarterly period ended:
March 31, 2017	$0.00
June 30, 2017	$0.35
September 30, 2017	$0.00
December 31, 2017	$0.37
For the quarterly period ended:
March 31, 2018	$0.00
June 30, 2018	$0.41
September 30, 2018	$0.00
December 31, 2018	$0.41
For the quarterly period ended:
March 31, 2019	$0.00
June 30, 2019 (through May 29, 2019)	$0.00

HFF Common Stock Dividends Paid
For the quarterly period ended:
March 31, 2016	$1.80
June 30, 2016	$0.00
September 30, 2016	$0.00
December 31, 2016	$0.00
For the quarterly period ended:
March 31, 2017	$1.57
June 30, 2017	$0.00
September 30, 2017	$0.00
December 31, 2017	$0.00
For the quarterly period ended:
March 31, 2018	$1.75
June 30, 2018	$0.00
September 30, 2018	$0.00
December 31, 2018	$0.00
For the quarterly period ended:
March 31, 2019	$1.75
June 30, 2019 (through May 29, 2019)	$0.00

The following table presents the last reported sale price of a share of JLL common stock, as reported on the NYSE, the last reported sale price of a share of HFF common stock, as reported on the NYSE, and the implied value of the Merger Consideration for each share of HFF common stock, in each case, on March 18, 2019, the day prior to the announcement of the proposed Merger, and on May 28, 2019, the last trading day prior to the printing of this proxy statement/prospectus for which it was practicable to include this information.

Date	JLL Common Stock	HFF Common Stock	Implied Per Share Value of Merger Consideration(1)
March 18, 2019	$163.02	$46.51	$49.16
May 28, 2019	$131.85	$44.15	$44.47

(1)

Calculated by multiplying the closing price of a share of JLL common stock on the relevant date by the exchange ratio of 0.1505 and adding $24.63 in cash. See the section entitled “The Merger Agreement—Merger Consideration” beginning on page 154.

The market value of the shares of JLL common stock to be issued in exchange for shares of HFF common stock upon the closing of the Merger will not be known at the time HFF stockholders vote on the merger proposal. The exchange ratio is fixed and will not be adjusted for changes in the stock prices of either company before the Merger is completed.

The above table shows the equivalent value of the Merger Consideration per share of HFF common stock at certain specified dates. Because the market prices of JLL common stock and HFF common stock will likely fluctuate prior to the Merger, these comparisons may not provide meaningful information to HFF stockholders in determining whether to approve the merger proposal. HFF stockholders are encouraged to obtain current market quotations for JLL common stock and HFF common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the proposals before them. See the section entitled “Where You Can Find More Information” beginning on page 230.

On February 1, 2019, the HFF Board declared a special cash dividend of $1.75 per share of HFF Class A common stock to stockholders of record on February 11, 2019 and was paid on February 27, 2019. The Merger Agreement generally prohibits HFF from declaring or paying any dividend or other distribution with respect to HFF common stock. The Merger Agreement generally prohibits JLL from declaring or paying any dividend or other distribution with respect to JLL common stock, other than regular semi-annual dividends with record and payment dates in accordance with JLL’s customary dividend schedule. On May 7, 2019, JLL announced a cash dividend of $0.43 per share of JLL common stock. The dividend payment will be made on June 14, 2019 to holders of record at the close of business on May 17, 2019. See the section entitled “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 166.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should consider carefully the material risks described below before deciding whether to vote for the proposals to be considered at the HFF annual meeting. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 1. See also the section entitled “Where You Can Find More Information” beginning on page 230.

Risks Relating to the Merger and the Combined Company

The combined company may not realize all of the anticipated benefits of the transactions contemplated by the Merger Agreement or such benefits may take longer to realize than expected.

The success of the Merger will depend, in part, on the combined company’s ability to realize the anticipated benefits from combining the businesses of JLL and HFF as further described in the sections entitled “The Merger—The JLL Board’s Reasons for the Merger” and “The Merger—Recommendation of the HFF Board and Its Reasons for the Merger” beginning on pages 118 and 121, respectively. The combined company’s ability to realize the anticipated benefits of the Merger will depend, to a large extent, on the ability of JLL to integrate the businesses of HFF with JLL. The combination of two independent companies is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrating the business practices and operations of JLL and HFF. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, could preclude realization of the full benefits expected by JLL and HFF. The failure of the combined company to meet the challenges involved in integrating successfully the operations of JLL and HFF or otherwise to realize the anticipated benefits of the transactions could cause an interruption of, or a loss of momentum in, the activities and business operations of the combined company and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of agent relationships and diversion of management’s attention, and may cause the combined company’s stock price to decline. The difficulties of combining the operations of the companies include, among others:

•	unforeseen expenses or delays associated with the integration or the Merger;

•	managing a significantly larger company;

•	the potential diversion of management focus and resources from other strategic opportunities and from operational matters, and potential disruption associated with the Merger;

•	maintaining employee morale and retaining key management and other employees;

•	integrating two unique business cultures, which may prove to be incompatible, and determining whether and how to address possible differences in corporate cultures and management philosophies;

•

combining the businesses of JLL and HFF in a manner that permits the combined company to achieve the synergies anticipated to result from the Merger, the failure of which would result in the anticipated benefits of the Merger not being realized in the time frame currently anticipated or at all;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	coordinating geographically separate organizations;

•	unanticipated changes in applicable laws and regulations;

•	managing tax costs or inefficiencies associated with integrating the operations of the combined company; and

•	making any necessary modifications to internal financial control standards to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

Many of these factors will be outside of the combined company’s control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the combined company’s business, financial condition and results of operations. In addition, even if the operations of JLL and HFF are integrated successfully, the combined company may not realize the full benefits of the transactions, including the synergies, cost savings or growth opportunities that the combined company expects. These benefits may not be achieved within the anticipated time frame, or at all. As a result, JLL and HFF cannot assure you that the combination of HFF with JLL will result in the realization of the full benefits anticipated from the transactions contemplated by the Merger Agreement.

The price of JLL common stock might decline prior to the closing of the Merger, which would decrease the value of the Merger Consideration to be received by HFF stockholders pursuant to the Merger Agreement. Further, at the HFF annual meeting, HFF stockholders may not know the exact value of JLL common stock that will be issued pursuant to the Merger Agreement.

The market price of JLL common stock at the time the Merger is completed might increase or decrease significantly from the price on the date of the Merger Agreement or from the price on the date of the HFF annual meeting. On March 18, 2019, the day prior to the date of media publications regarding the proposed Merger, JLL common stock closed at $163.02 per share as reported on the NYSE. From March 19, 2019, through May 29, 2019, the trading price of JLL common stock ranged from a closing high of $160.49 per share to a closing low of $129.63 per share on the NYSE.

Upon the closing of the Merger, HFF stockholders will be entitled to receive for each share of HFF common stock that they own, consideration in the form of a combination of JLL common stock and cash. The proportion of the consideration payable to holders of HFF common stock in JLL common stock is fixed and will not be adjusted for changes in the stock prices of either company before the Merger is consummated. As a result, any changes in the market price of JLL common stock will have a corresponding effect on the market value of the Merger Consideration. Neither party, however, has a right to terminate the Merger Agreement based upon changes in the market price of JLL or HFF common stock. HFF stockholders are urged to obtain the latest market quotations for shares of JLL common stock prior to submitting their votes or attending the HFF annual meeting.

JLL and HFF are working to complete the transactions as promptly as practicable. The parties currently expect that the Merger will be completed during the third quarter of 2019, subject to the satisfaction or waiver of the conditions to the closing of the Merger. The parties are currently targeting closing on the date of the HFF annual meeting. However, no assurance can be given that the transactions will close on that date. If the date when the transactions are completed is later than the date of the HFF annual meeting, HFF stockholders would not know the exact value of the JLL common stock that will be issued pursuant to the Merger Agreement at the time they vote on the merger proposal. In that case, if the market price of JLL common stock upon the closing of the Merger is lower than the market price on the date of the HFF annual meeting, the market value of the Merger Consideration received by HFF stockholders pursuant to the Merger Agreement will be lower than the market value of the Merger Consideration at the time of the vote by the HFF stockholders. Moreover, if the transactions are not completed on the date of the HFF annual meeting, during the period between the HFF annual meeting and the closing of the Merger, events, conditions or circumstances could arise that could have a material impact or effect on JLL, HFF or the industries in which they operate.

If the combined company is unable to manage its growth, its business and financial results could suffer.

The combined company’s future financial results will depend in part on its ability to profitably manage its core businesses, including any growth that the combined company may be able to achieve. Over the past several years, each of JLL and HFF has engaged in the identification of, and competition for, growth and expansion opportunities. In order to achieve those initiatives, the combined company will need to, among other things, recruit, train, retain and effectively manage employees and expand its operations and financial control systems. If the combined company is unable to manage its businesses effectively and profitably, its business and financial results could suffer.

Deterioration in JLL’s credit profile may increase its costs of borrowing money.

JLL expects to maintain investment grade credit ratings. (Ratings from credit agencies are not recommendations to buy, sell or hold JLL’s securities, and each rating should be evaluated independently of any other rating.) There is no assurance that JLL will maintain such credit ratings, since credit ratings may be lowered or withdrawn entirely by a rating agency if, in its judgment, the circumstances warrant. If a rating agency were to downgrade JLL’s rating below investment grade, JLL’s borrowing costs would increase.

To be successful, the combined company must retain and motivate key employees, including those experienced with post-acquisition integration, and failure to do so could seriously harm the combined company.

The combined company, like each of JLL and HFF, will deliver professional services which, by their nature, require a significant number of highly-trained personnel. Such personnel are generally mobile and have skill sets which are often transferable to other organizations. As a result, competition for the professionals employed by JLL and HFF can be intense, and the attraction, retention and motivation of key personnel is one of the core competencies of a professional services firm. The success of the combined company following the Merger largely depends on the skills, experience and continued efforts of management and other key personnel for each of JLL and HFF. As a result, to be successful, the combined company must retain and motivate executives and other key employees and keep them focused on the strategies and goals of the combined company, which effort may be adversely affected as a result of the uncertainty and difficulties with integrating JLL and HFF. Employees of JLL and HFF may experience uncertainty about their future roles with the combined company until or after strategies for the combined company are announced or executed. These circumstances may adversely affect the combined company’s ability to retain key personnel. Any management disruption or difficulties in integrating JLL’s and HFF’s professionals could result in a loss of clients and customers or revenues from clients and customers and could significantly affect the combined company’s business and results of operations. Certain key employees of HFF have executed employment agreements with JLL that are conditioned on completion of the Merger and pursuant to which such executives will receive certain retention benefits that vest in accordance with a defined schedule following the closing of the Merger. However, such key employees may choose to terminate their employment with the combined company at any time and, moreover, key employees will continue to be at-will employees following the Merger and there is no assurance that these individuals will remain with the combined company. If these personnel were to leave, the combined company may experience increased difficulty in generating business opportunities and revenue, managing the ongoing business operations and integrating the businesses and may not be able to adequately replace such personnel, which could have a material adverse effect on the combined company’s overall business, results of operations and financial condition. Additionally, the combined company’s failure to retain key employees will result in the roles and responsibilities of such managers and employees to be filled either by existing or new personnel, which may require the combined company to devote time and resources to identifying, hiring and integrating replacements for the departed managers and employees that could otherwise be used to integrate the businesses of JLL and HFF or otherwise pursue business opportunities. If any key personnel of JLL or HFF were to join an existing competitor or form a competing company, some clients could choose to use the services of that competitor instead of the services of the combined company. There can be no assurance that the combined company will be able to retain and motivate its employees in the same manner as JLL and HFF.

Integration of HFF’s operations with JLL’s operations may impair the combined company’s ability to achieve the expected benefits of the Merger.

Following completion of the Merger, JLL expects to make changes to certain aspects of each of the companies’ operations to integrate HFF’s operations with those of JLL. In addition, JLL expects that the Merger could affect each of the companies’ existing client relationships or its ability to enter into new client relationships. Any changes that JLL makes to each of the companies’ operations, could disrupt their businesses and client relationships and could materially and adversely affect the combined company’s ability to achieve the expected benefits of the transaction and its business and results of operations.

Multiple lawsuits have been filed against HFF, the members of the HFF Board, JLL, Merger Sub and Merger LLC challenging the Merger, which could result in substantial costs and may delay or prevent the Merger from being completed.

Beginning on May 6, 2019, four different complaints were filed in the United States District Court for the District of Delaware captioned Jones v. HFF, Inc. et al., Case No. 19-cv-841, Stein v. HFF, Inc., et al., Case No. 19-cv-859, Sabatini v. HFF, Inc. et al., Case No. 19-cv-867, and Pennington v. HFF, Inc., Case No. 19-cv-950. In addition, on May 17, 2019, a complaint was filed in the United States District Court for the Northern District of Texas captioned Bushansky v. HFF, Inc., et al., Case No. 3:19-cv-1196-C. Each of the complaints names HFF, Mark D. Gibson, Deborah H. McAneny, Susan P. McGalla, George L. Miles, Jr., Morgan K. O’Brien, Lenore M. Sullivan, Joe B. Thornton Jr., and Steven E. Wheeler as defendants, and the Sabatini Complaint also names JLL, Merger Sub and Merger LLC as additional defendants. The complaints generally allege that defendants violated Sections 14(a) and 20(a) of the Exchange Act with respect to the Form S-4 originally filed with the SEC in connection with the Merger, and seek to enjoin the Merger, as well as damages, costs and attorneys’ and experts’ fees.

JLL and HFF believe the claims are without merit and intend to vigorously defend the claims. However, even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on JLL’s and HFF’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting the closing, then that injunction may delay or prevent the Merger from being consummated, which may adversely affect JLL’s and HFF’s respective business, financial position and results of operation.

Additional lawsuits arising out of or relating to the Merger Agreement or the Merger may be filed in the future.

The Merger is subject to a number of conditions to the obligations of both HFF and JLL to complete the Merger, which, if not fulfilled, or not fulfilled in a timely manner, may result in termination of the Merger Agreement.

The respective obligations of JLL, Merger Sub, Merger LLC and HFF to effect the Merger are subject to the satisfaction or waiver of the following conditions at or prior to the closing:

•	HFF stockholders approving the merger proposal;

•	the approval for listing on the NYSE, subject to official notice of issuance, of the shares of JLL common stock to be issued to HFF stockholders in the Merger;

•	the expiration or termination of any applicable waiting period (or extensions thereof) under the HSR Act;

•

the receipt of authorizations, consents or approvals required by FINRA, the FCA, Freddie Mac, certain state regulatory authorities and, if required and material to HFF and its subsidiaries, any approvals under any other agency programs in which HFF participates;

•

the receipt of authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any governmental entities, the failure of which to be obtained or made or occur would have the effect of making the transactions contemplated by the Merger Agreement illegal or would, individually or in the aggregate, have a “material adverse effect” (as described on page 159) with respect to JLL or HFF;

•

the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the closing of the Merger or the Subsequent Merger;

•

the declaration by the SEC of the effectiveness under the Securities Act of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and the absence of any proceedings initiated or threatened in writing (and not withdrawn) by the SEC for that purpose;

•	in the case of each party’s obligation to effect the Merger, the absence of a “material adverse effect” with respect to the other party since the date of the Merger Agreement;

•

in the case of each party’s obligation to effect the Merger, subject to certain materiality exceptions, the accuracy of the representations and warranties made by the other party, and the receipt of a certificate from an executive officer of the other party to that effect; and

•

the declaration by the SEC of the effectiveness under the Securities Act of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and the absence of any proceedings initiated or threatened in writing (and not withdrawn) by the SEC for that purpose;

•	in the case of each party’s obligation to effect the Merger, the absence of a “material adverse effect” with respect to the other party since the date of the Merger Agreement;

•

in the case of each party’s obligation to effect the Merger, subject to certain materiality exceptions, the accuracy of the representations and warranties made by the other party, and the receipt of a certificate from an executive officer of the other party to that effect; and

•

in the case of each party’s obligation to effect the Merger, compliance by the other party in all material respects with such party’s respective covenants under the Merger Agreement, and the receipt of a certificate from an executive officer of the other party to that effect.

The conditions set forth in the Merger Agreement may be waived by JLL or HFF, in whole or in part, to the extent permitted by applicable law. For a more detailed discussion of these matters, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 157. Although JLL and HFF have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, subject to certain limitations, these and other conditions to the closing of the Merger may fail to be satisfied. In addition, satisfying the conditions to and the closing of the Merger may take longer and could cost more than JLL and HFF expect. Neither JLL nor HFF can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the closing of the Merger for a significant period of time or prevent them from occurring. Any delay in completing the Merger may adversely affect the benefits that JLL expects to achieve if the Merger and the integration of the companies’ respective businesses are not completed within the expected timeframe.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that cannot be met.

Before the transactions contemplated by the Merger Agreement, including the Merger, may be completed, various clearances, approvals and declarations of non-disapproval must be obtained from certain regulatory and governmental authorities as described in the section entitled “The Merger—Regulatory Approvals” beginning on page 136. These regulatory and governmental entities may impose conditions on the granting of such approvals. Such conditions and the process of obtaining regulatory approvals could have the effect of delaying the closing of the Merger or of imposing additional costs or limitations on the combined company following the Merger. The regulatory approvals may not be received at all, may not be received in a timely fashion and may contain conditions on the closing of the Merger. JLL and its affiliates will not be obligated to take any actions that are materially detrimental to the benefits of the transactions contemplated by the Merger Agreement to JLL and its subsidiaries. In addition, the respective obligations of each of JLL, Merger Sub, Merger LLC and HFF to complete the Merger are conditioned on the receipt of certain regulatory approvals or waiver by the other party of such condition.

Early termination of the waiting period under the HSR Act was granted by the FTC on April 15, 2019. Controller approval was granted by the FCA to JLL and Merger LLC on May 8, 2019. Approval of the change in ownership was granted by FINRA to HFF on May 23, 2019.

At any time before or after consummation of the Merger, notwithstanding the termination of the waiting period under the HSR Act, the U.S. Department of Justice (“DOJ”) or the Federal Trade Commission (“FTC”), or any state, could take such action under the antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger or seeking divestiture of substantial assets of JLL or HFF. Private parties also may seek to take legal action under the antitrust laws under certain circumstances.

There can be no assurance that the DOJ, the FTC or any other governmental entity or any private party will not attempt to challenge the Merger on antitrust or competition grounds, and, if such a challenge were attempted, there can be no assurance as to its result.

Certain directors and executive officers of HFF have interests in the Merger that are different from, or in addition to, the interests of HFF stockholders.

Certain directors and executive officers of HFF have interests in the Merger that are in addition to their interests as HFF stockholders generally. For executive officers, these interests include, but are not limited to, continued employment with the combined company and the treatment in the Merger of HFF stock awards held by certain directors and executive officers, as applicable. Certain executive officers of HFF have also entered into employment agreements with JLL that are conditioned on completion of the Merger and pursuant to which such executives will receive certain retention benefits that vest in accordance with a defined vesting schedule following the closing of the Merger. In addition, one current member of the HFF Board, Deborah McAneny (or, if she is not able or willing to serve, another individual who, as of the date of the Merger Agreement, is a member of the HFF Board and is mutually agreed to by JLL and HFF), will become a director of the combined company, subject to the approval of the Nominating and Governance Committee of the JLL Board. The HFF Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and in determining to recommend that HFF stockholders adopt the merger proposal. See the section entitled “The Merger—Interests of HFF’s Directors and Executive Officers in the Merger” beginning on page 141.

The combined company will record goodwill and intangible assets that could become impaired and adversely affect its results of operations and financial condition.

Accounting standards in the United States require that one party to the Merger be identified as the acquirer. In accordance with these standards, the Merger will be accounted for as an acquisition of HFF by JLL and will follow the acquisition method of accounting for business combinations. The assets and liabilities of HFF will be consolidated with those of JLL and initially reported at their respective acquisition date fair values. The excess of the purchase price over the fair values of HFF’s assets and liabilities will be recorded as goodwill. The unaudited pro forma combined balance sheet as of March 31, 2019 reflects $1,545.1 million of goodwill and $194.2 million of intangible assets resulting from the Merger, which are based on JLL management’s preliminary fair value estimates and are subject to change, including due to fluctuations in the market value of JLL common stock and other purchase price accounting considerations.

The combined company will be required to assess goodwill and intangible assets for impairment at least annually. In the future the combined company may record charges against earnings resulting from impairment. Any determination requiring the write off of a significant portion of the combined company’s goodwill or other intangible assets could adversely affect the combined company’s results of operations and financial condition.

The market price of the common stock of the combined company may be affected by factors different from those affecting the market price for shares of HFF common stock or for shares of JLL common stock.

Upon the closing of the Merger, holders of HFF common stock will become holders of JLL common stock. JLL’s business differs from that of HFF, and the business of the combined company will differ from that of JLL. Accordingly, the results of operations for the combined company will be affected by factors different from those currently affecting the results of operations of HFF and may be affected by factors different from those currently affecting the results of operations of JLL. For a discussion of the businesses of JLL and of certain factors to consider in connection with those businesses, see the section entitled “Information About JLL, Merger Sub and Merger LLC” beginning on page 188 and the documents incorporated by reference in this proxy statement/prospectus and referred to in the section entitled “Where You Can Find More Information” beginning on page 230. For a discussion of the businesses of HFF and of certain factors to consider in connection with those businesses, see the section entitled “Information About HFF” beginning on page 189. See also the section entitled “Summary—Comparative Per Share Market Price Data and Dividend Information” beginning on page 29 for additional information on the market value of shares of JLL common stock and HFF common stock.

The issuance of shares of JLL common stock to HFF stockholders pursuant to the Merger Agreement will reduce the percentage ownership interests of JLL’s pre-existing stockholders. Based on the number of shares of JLL common stock and HFF common stock outstanding on May 29, 2019, the record date for HFF’s annual meeting of stockholders, upon the closing, pre-existing JLL stockholders and former HFF stockholders would own approximately 88% and 12% of the outstanding shares of JLL common stock, respectively, immediately following the closing. The Merger will have no effect on the number of shares of JLL common stock owned by existing JLL stockholders. The issuance of approximately 6 million shares of JLL common stock to HFF stockholders in the Merger will cause a significant reduction in the relative percentage interests of current JLL stockholders in earnings, voting, liquidation value and book and market value. Also, HFF stockholders currently have the right to vote for HFF’s directors and on other matters affecting HFF. At the closing of the Merger, each HFF stockholder that receives shares of JLL common stock and is not already a stockholder of JLL will become a stockholder of JLL with a percentage ownership that will be significantly smaller than such stockholder’s percentage ownership of HFF prior to the Merger. As a result of this reduced ownership percentage, upon closing of the Merger, each former HFF stockholder will generally have less voting power in JLL than they now have in HFF. See the section entitled “Summary—Ownership of JLL After the Merger” beginning on page 13.

The opinion of HFF’s financial advisor will not reflect changes in circumstances between the original signing of the Merger Agreement on March 18, 2019 and the closing of the Merger.

HFF received an opinion from its financial advisor as of March 18, 2019 and does not expect to receive an updated fairness opinion prior to the closing of the Merger. Changes in the operations and prospects of JLL or HFF, general market and economic conditions and other factors that may be beyond the control of JLL or HFF, and on which HFF’s financial advisor’s opinion was based, may significantly alter the value of JLL or the prices of the shares of HFF’s common stock or JLL common stock by the time the Merger is completed. The opinion of HFF’s financial advisor does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because HFF’s financial advisor will not be updating its opinion, which was issued in connection with the signing of the Merger Agreement, the opinion will not address the fairness of the Merger Consideration from a financial point of view at the time the Merger is completed. The HFF Board’s recommendation that HFF stockholders vote “FOR” the merger proposal, however, is current as of the date of this proxy statement/prospectus. For a description of the opinion that HFF received from its financial advisor, please refer to the section entitled “The Merger—Opinion of HFF’s Financial Advisor” beginning on page 125.

The Merger Agreement contains provisions that may discourage other companies from trying to acquire HFF for greater Merger Consideration.

The Merger Agreement contains provisions that may discourage a third party from submitting a business combination proposal to HFF, both during the pendency of the Merger with JLL as well as afterward should the Merger with JLL not be consummated, that might result in greater value to HFF stockholders than the Merger with JLL. These Merger Agreement provisions include a general prohibition on HFF from soliciting, or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. In addition, HFF may be required to pay JLL a termination fee in certain circumstances involving acquisition proposals for competing transactions. For further information, please see the sections entitled “The Merger Agreement—HFF Acquisition Proposals,” “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Reimbursement of Fees and Expenses” beginning on pages 160, 175 and 177, respectively.

Failure to complete the Merger could negatively impact the stock prices and future businesses and financial results of HFF.

If the Merger is not completed, the ongoing businesses of HFF may be adversely affected and HFF will be subject to several risks and consequences, including the following:

•	HFF may be required, under certain circumstances, to pay JLL a termination fee of $54,000,000;

•	HFF will be required to pay certain costs relating to the Merger, whether or not the Merger is completed, such as such as legal, accounting and other costs incurred in connection with the Merger;

•

under the Merger Agreement, HFF is subject to certain restrictions on the conduct of its business prior to completing the Merger that may adversely affect its ability to execute certain of its business strategies; and

•

matters relating to the Merger may require substantial time and resources by HFF, including time and resources devoted to planning integration activities, which could otherwise have been devoted to other opportunities that may have been beneficial to HFF as an independent company.

In addition, if the Merger is not completed, HFF may experience negative reactions from the financial markets and from its employees and business partners. HFF also could be subject to litigation related to any failure to complete the Merger or to enforcement proceedings commenced against HFF to perform its obligations under the Merger Agreement. If the Merger is not completed, HFF cannot assure its stockholders that the risks described above will not materialize and will not materially adversely affect the business, financial results and stock price of HFF.

The closing of the Merger may trigger change in control or other provisions in certain agreements to which HFF is a party.

The closing of the Merger may trigger change in control or other provisions in certain agreements to which HFF is a party. If JLL and HFF are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if JLL and HFF are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to HFF.

The shares of JLL common stock to be received by HFF stockholders as a result of the Merger will have different rights than shares of HFF common stock.

Following the closing of the Merger, HFF stockholders will become JLL stockholders and their rights will be governed by the JLL Charter, the JLL Bylaws and the MGCL. The rights associated with JLL common stock are different from the rights associated with HFF common stock. See the section entitled “Comparison of Rights of JLL Stockholders and HFF Stockholders” beginning on page 196 for a discussion of the different rights associated with JLL common stock and HFF common stock.

JLL and HFF will incur significant transaction and integration costs in connection with the Merger.

JLL and HFF expect to incur a number of costs associated with completing the Merger and integrating the operations of the two companies. The substantial majority of these costs will consist of transaction costs related to the Merger, including costs to compensate financial advisors for their services, facilities and systems consolidation and integration costs and employment-related costs. Additional unanticipated costs may be incurred in the integration of the businesses of JLL and HFF. Although JLL and HFF expect that the elimination of redundant costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and Merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

The announcement and pendency of the Merger may adversely affect JLL’s and HFF’s business, financial condition and results of operations.

The announcement and pendency of the business combination may cause disruptions and create uncertainty surrounding JLL’s and HFF’s business, which could negatively affect certain relationships with employees and business partners, regardless of whether the Merger is consummated.

The unaudited pro forma combined financial information included in this proxy statement/prospectus is based on a number of preliminary estimates and assumptions and the actual results of operations and financial position of the combined company after the Merger may differ materially.

The unaudited pro forma combined financial information in this proxy statement/prospectus is based on the historical financial statements of JLL and HFF after giving effect to the Merger and the assumptions and adjustments as discussed in the section entitled “Jones Lang LaSalle Incorporated and HFF, Inc. Unaudited Pro Forma Combined Financial Information” beginning on page 210, including assumptions relating to the allocation of the consideration paid for HFF based on preliminary estimates of the fair value of the assets acquired and liabilities assumed and may be revised. The purchase price allocation reflected is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the acquisition date fair value of the assets acquired and liabilities assumed in the Merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. There can be no assurance that such revisions will not result in material changes to the information presented. The unaudited pro forma combined financial information of the combined companies contained in this proxy statement/prospectus involves risks, uncertainties and assumptions and is not a guarantee of future performance.

The unaudited prospective financial information of HFF contained in this proxy statement/prospectus involves risks, uncertainties and assumptions and is not a guarantee of future performance. The assumptions used in preparing the unaudited prospective financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the proposed transactions contemplated by the Merger Agreement. Neither JLL nor HFF can provide any assurance that the results indicated in HFF’s unaudited prospective financial information will be realized or that HFF’s future financial results will not materially vary from the unaudited prospective financial information. See the section entitled “Certain Unaudited Prospective Financial Information” beginning on page 224.

JLL currently anticipates that the Merger will be accretive to adjusted diluted earnings per share in the first year following the completion of the Merger. This expectation is based on preliminary estimates, which may materially change. The combined company could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the Merger. All of these factors could cause dilution to the combined company’s adjusted diluted earnings per share or decrease or delay the expected accretive effect of the Merger and cause a decrease in the price of the combined company’s common stock.

Risks Relating to JLL

JLL is, and will continue to be, subject to the risks described in Part I, Item 1A in JLL’s Annual Report on Form 10-K for the year ended December 31, 2018 as filed with the SEC and incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 230.

Risks Relating to HFF

HFF is, and will continue to be, subject to the risks described in Part I, Item 1A in HFF’s Annual Report on Form 10-K for the year ended December 31, 2018 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019) as filed with the SEC and incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 230.

THE HFF ANNUAL MEETING

General

The HFF Board is furnishing this proxy statement/prospectus to solicit proxies to be voted at HFF’s annual meeting. The proxy statement/prospectus summary below highlights information contained elsewhere in this proxy statement/prospectus. Please read the entire proxy statement/prospectus carefully before voting as it provides HFF stockholders with important information they need to know to be able to vote, or instruct their bank, broker, trust or other nominee to vote, at the HFF annual meeting.

Annual Meeting of HFF Stockholders

Date: July 1, 2019.

Time: 8:00 a.m. local time

Location: One Victory Park

                 2323 Victory Avenue, Suite 1200

                 Dallas, Texas 75219

Voting Matters and Board Recommendations

1. To consider and vote upon the merger proposal;

2. To consider and vote upon the non-binding compensation advisory proposal;

3. To consider and vote upon the HFF director election proposal;

4. To consider and vote upon the HFF auditor proposal; and

5. To consider and vote upon the HFF annual compensation advisory proposal.

Pursuant to the HFF Bylaws, the business to be transacted at the HFF annual meeting shall be limited to the proposals set forth in the notice to the HFF stockholders provided with this proxy statement/prospectus.

Recommendation of the HFF Board

After careful consideration, on March 18, 2019, the HFF Board unanimously adopted resolutions (i) approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determining that the terms of the Merger and the other transactions contemplated by the Merger Agreement are in the best interests of HFF and its stockholders, (iii) directing that the Merger Agreement be submitted to the stockholders of HFF for adoption, (iv) recommending that HFF’s stockholders adopt the Merger Agreement and (v) declaring that the Merger Agreement is advisable. Accordingly, the HFF Board unanimously recommends that HFF stockholders vote “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal, “FOR” the election of each of the HFF director nominees named in this proxy statement/prospectus, “FOR” the HFF auditor proposal and “FOR” the HFF annual compensation advisory proposal at the HFF annual meeting.

For a summary of the factors considered by the HFF Board in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as well as the HFF Board’s reasons for approving, and certain risks related to, the Merger, see the section entitled “The Merger—Recommendation of the HFF Board and Its Reasons for the Merger” beginning on page 121.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of HFF common stock at the close of business on May 29, 2019 (the “HFF record date”), will be entitled to notice of, and to vote at, the HFF annual meeting. At the close of business on the HFF record date, there were 39,823,827 shares of HFF common stock issued and outstanding. Accordingly, 39,823,827 shares of HFF common stock are eligible to be voted at the HFF annual meeting. Each holder of HFF common stock is entitled to one vote for each share of HFF common stock owned as of the HFF record date.

A list of HFF’s registered stockholders as of the close of business on May 29, 2019 will be available for inspection at the HFF annual meeting and for a period of ten (10) days prior to July 1, 2019 during ordinary business hours at HFF’s executive offices located at One Victory Park, 2323 Victory Avenue, Suite 1200, Dallas, Texas 75219.

Vote Required; Quorum

The holders of a majority in voting power of all of the shares of HFF common stock issued and outstanding and entitled to vote at the HFF annual meeting, present in person or represented by proxy, shall constitute a quorum for the HFF annual meeting. A quorum must be present before HFF stockholders can vote on any of the proposals at the HFF annual meeting. Abstentions and broker non-votes are counted for purposes of determining a quorum.

Approval of the merger proposal. Approval of the merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of HFF common stock entitled to vote on the merger proposal at the HFF annual meeting. Accordingly, an HFF stockholder’s abstention from voting, the failure of an HFF stockholder who holds his or her shares in “street name” through a bank, broker, trust or other nominee holder of record to give voting instructions to that bank, broker, trust or other nominee holder of record, or any other failure of an HFF stockholder to vote will have the same effect as a vote “AGAINST” this proposal.

Approval of the non-binding compensation advisory proposal. Approval of the non-binding compensation advisory proposal requires the affirmative vote of the holders of a majority of those shares of HFF common stock present in person or by proxy at the HFF annual meeting and entitled to vote thereon, provided that a quorum is present. Accordingly, an HFF stockholder’s abstention from voting will have the same effect as a vote “AGAINST” this proposal, while the failure of an HFF stockholder who holds his or her shares in “street name” through a bank, broker, trust or other nominee holder of record to give voting instructions to that bank, broker, trust or other nominee holder of record, or any other failure of an HFF stockholder to vote will have no effect on the approval of the non-binding compensation advisory proposal.

Approval of the HFF director election proposal. Approval of the election of each of the HFF director nominees in an uncontested election requires the affirmative vote of the holders of a majority of the votes cast at the HFF annual meeting for such nominee’s election, provided that a quorum is present. As a result, an HFF stockholder’s election to abstain from voting, the failure of an HFF stockholder who holds his or her shares in “street name” through a bank, broker, trust or other nominee holder of record to give voting instructions to that bank, broker, trust or other nominee holder of record or any other failure of an HFF stockholder to vote will have no effect on the election of the HFF director nominees.

Approval of the HFF auditor proposal. Approval of the HFF auditor proposal requires the affirmative vote of the holders of a majority of those shares of HFF common stock present in person or by proxy at the HFF annual meeting and entitled to vote thereon, provided that a quorum is present. When nominees, such as banks, brokers or trusts, holding shares on behalf of beneficial owners do not receive voting instructions from the beneficial owners by the tenth day before the HFF annual meeting, the nominee holder of record may vote those shares on matters deemed “routine” by the NYSE, such as the ratification of the appointment of independent, registered certified public accountants. Because the HFF auditor proposal is a “routine” matter, HFF does not expect there to be any broker non-votes with respect to this proposal as banks, brokers, trusts or other nominee holders of record are permitted to vote in their discretion without receiving instructions from beneficial holders of HFF common stock. An HFF stockholder’s election to abstain from voting will have the same effect as a vote “AGAINST” the HFF auditor proposal.

Approval of the HFF annual compensation advisory proposal. Approval of the HFF annual compensation advisory proposal requires the affirmative vote of the holders of a majority of those shares of HFF common stock present in person or by proxy at the HFF annual meeting and entitled to vote thereon, provided that a quorum is present. Accordingly, an HFF stockholder’s abstention from voting will have the same effect as a vote “AGAINST” this proposal, while the failure of an HFF stockholder who holds his or her shares in

“street name” through a bank, broker, trust or other nominee holder of record to give voting instructions to that bank, broker, trust or other nominee holder of record, or any other failure of an HFF stockholder to vote will have no effect on the approval of the HFF annual  compensation advisory proposal.

Voting by HFF’s Directors and Executive Officers

As of the HFF record date for the HFF annual meeting, the directors and executive officers of HFF as a group owned and were entitled to vote approximately 1,619,080 shares of HFF common stock, or approximately 4.1% of the issued and outstanding shares of HFF common stock on that date. On March 18, 2019, all of HFF’s directors, executive officers and certain additional employees, who collectively owned an aggregate of 2,814,186 shares of HFF common stock as of the close of business on the HFF record date, representing approximately 7.1% of the shares of HFF common stock outstanding as of that date, entered into Voting Agreements with JLL pursuant to which, among other things and subject to certain exceptions, such persons have agreed to vote or cause to be voted any shares of HFF common stock of which they are the beneficial or record owner for the merger proposal and against any competing proposal or other action, proposal or agreement that would reasonably be expected to result in a breach of the Merger Agreement or prevent, materially delay or adversely affect the consummation of the Merger.

HFF currently expects that each of its directors and executive officers entitled to vote at the HFF annual meeting will vote their shares of HFF common stock “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal “FOR” the election of each of the HFF director nominees named in this proxy statement/prospectus, “FOR” the HFF auditor proposal and “FOR” the HFF annual compensation advisory proposal.

Voting; Proxies; Revocation

Holders of HFF common stock as of the HFF record date may vote by proxy or in person at the HFF annual meeting. Votes cast by proxy or in person at the HFF annual meeting will be tabulated and certified by American Stock Transfer & Trust Company, which will be certified by an inspector of election for the HFF annual meeting.

Voting in Person

HFF stockholders who plan to attend the HFF annual meeting and who own shares of HFF common stock in their own name on the HFF record date may vote in person at the HFF annual meeting by written ballot or by delivering a signed proxy card. HFF stockholders who hold their shares in “street name,” which means such shares are held in the name of a bank, broker, trust or other nominee holder of record, must present written evidence at the HFF annual meeting from the institution holding such shares indicating that such HFF stockholder was the beneficial owner of the shares held in street name on the HFF record date and is authorized to vote such shares in person. This written evidence is generally called a “Legal Proxy” and should be submitted to HFF’s Secretary, Nancy O. Goodson, prior to the commencement of the HFF annual meeting.

Voting by Proxy

The vote of each HFF stockholder is very important. Accordingly, holders of HFF common stock as of the HFF record date should vote by proxy by:

•	completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope;

•

calling the toll-free number specified on the enclosed proxy card and following the recorded instructions to vote at any time prior to 11:59 p.m., Eastern Daylight Time, on the last business day preceding the HFF annual meeting; or

•

accessing the proxy voting website identified on the enclosed proxy card and following the instructions to vote at any time prior to 11:59 p.m., Eastern Daylight Time, on the last business day preceding the HFF annual meeting.

HFF stockholders should submit their proxy even if they plan to attend the HFF annual meeting. HFF stockholders can change their vote at the HFF annual meeting. Voting instructions are included on the enclosed proxy card. If an HFF stockholder properly submits a proxy to HFF in time to vote, one of the individuals named as a proxy in such HFF stockholder’s proxy will vote the shares as such HFF stockholder has directed.

The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” If an HFF stockholder holds shares of HFF common stock in “street name,” the HFF stockholder will receive instructions from such stockholder’s bank, broker, trust or other nominee that the HFF stockholder must follow in order to vote such stockholder’s shares. Such bank, broker, trust or other nominee may allow such HFF stockholder to deliver voting instructions over the Internet, by telephone or by mail.

Unless HFF stockholders give their banks, brokers, trusts or other nominee holders of record instructions on how to vote their shares of HFF common stock, their banks, brokers, trusts and other nominees will not be able to vote their shares on any of the proposals at the HFF annual meeting other than the HFF auditor proposal.

All properly executed proxies that are received prior to the HFF annual meeting and that are not revoked will be voted at the HFF annual meeting according to the instructions indicated on the proxies or, if no instructions are indicated, they will be voted “FOR” the merger proposal, “FOR” the non-binding compensation advisory, “FOR” the election of each of the HFF director nominees named in this proxy statement/prospectus, “FOR” the HFF auditor proposal and “FOR” the HFF annual compensation advisory proposal.

Revocation of Proxy

An HFF stockholder may revoke a proxy or change the voting instructions by taking any of the following actions:

•	signing and delivering a new, valid proxy bearing a later date and, if it is a written proxy, signed and delivered to the attention of HFF’s Corporate Secretary;

•	delivering a signed written notice of revocation to HFF’s Corporate Secretary at:

HFF, Inc.

2323 Victory Avenue, Suite 1200

Dallas, Texas 75219

Attention: Corporate Secretary

•

calling the toll-free telephone number, or accessing the proxy voting website, identified on the proxy card and re-voting any time prior to 11:59 p.m., Eastern Daylight Time, on the last business day preceding the HFF annual meeting; or

•	attending the HFF annual meeting and voting in person, although your attendance alone will not revoke your proxy.

If an HFF stockholder’s shares are held in “street name,” such stockholder should contact the institution holding such stockholder’s shares to determine the procedures, if any, for revoking or changing such stockholder’s voting instructions.

Broker Non-Votes

Under applicable stock exchange rules, matters subject to a stockholder vote are classified as “routine” or “non-routine”. In the case of “non-routine” matters, a bank, broker, trust or other nominee holder of record may not vote shares held in “street name” for which they have not received instructions from the beneficial owner (referred to as “broker non-votes”), whereas they may vote those shares in their discretion in the case of any “routine” matter. The merger proposal, the non-binding compensation advisory proposal, the HFF director election proposal and the HFF annual compensation advisory proposal are non-routine matters, and the HFF auditor proposal is a routine matter. Accordingly, shares of HFF common stock held in “street name” by a bank, broker, trust or other nominee holder of record will NOT be voted by such bank, broker, trust or other nominee holder of record on any of the proposals other than the HFF auditor proposal.

The failure of an HFF stockholder to vote or to instruct such stockholder’s bank, broker, or other nominee holder of record to vote if such stockholder’s shares are held in “street name” will have the same effect as a vote “AGAINST” the merger proposal, but not affect the results of the non-binding compensation advisory proposal the HFF director election proposal and the HFF annual compensation advisory proposal. However, because the HFF auditor proposal is a routine matter, HFF does not expect there to be any broker non-votes with respect to this proposal as banks, brokers, trusts or other nominee holders of record are permitted to vote in their discretion without receiving instructions from beneficial holders of HFF common stock.

Proxy Solicitation

HFF has retained the services of D.F. King & Co., Inc. (“DF King”) to aid in the solicitation of proxies and will pay DF King a base fee of $12,500 for these services, plus its related costs and expenses. HFF will bear the total expense of soliciting proxies from HFF stockholders, except that HFF and JLL have each agreed to share equally all expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus. In addition to the amounts paid to DF King and the amounts paid for the solicitation of proxies by mail, HFF will reimburse banks, brokerage firms and others for their expenses in forwarding proxy solicitation materials. In addition to the mailing of this proxy statement/prospectus, additional proxy solicitation may be made by telephone or other direct communication with certain stockholders or their representatives by HFF’s directors, officers and employees, who will receive no additional compensation for such solicitation.

Householding

Any HFF stockholder that shares an address with another HFF stockholder and received multiple copies of this proxy statement/prospectus may contact HFF as described above and request that a single copy be sent to the stockholder’s address for future deliveries of HFF communications. This is commonly referred to as “householding.” If an HFF stockholder’s proxy statement/prospectus was “householded” but such stockholder prefers to receive separate copies of the proxy statement/prospectus, additional copies may be requested by contacting HFF’s Secretary to request additional copies.

Other Business; Adjournments

No business other than the merger proposal, the non-binding compensation advisory proposal, the HFF director election proposal, the HFF auditor proposal and the HFF annual compensation advisory proposal shall be conducted at the HFF annual meeting.

Even if a quorum is not present at the HFF annual meeting, the chairman of the HFF annual meeting or the HFF stockholders present at the HFF annual meeting may adjourn the meeting to another place, date or time. Pursuant to the Merger Agreement, HFF has the right to postpone or adjourn the HFF annual meeting (A) by not more than thirty (30) days in the aggregate (1) for the absence of a quorum, (2) to allow reasonable additional time to solicit additional proxies to the extent that at such time HFF has not received a number of proxies that it reasonably believes sufficient to obtain stockholder approval of the merger proposal at the HFF annual meeting, or (3) to the extent required by applicable law, or (B)  with the written consent of JLL.

Assistance

If an HFF stockholder needs assistance in completing such stockholder’s proxy card or has questions regarding the HFF annual meeting, such stockholder should contact DF King, which is assisting HFF with the solicitation of proxies, at (800) 967-4617.

HFF CORPORATE GOVERNANCE

In accordance with the Delaware General Corporation Law and the HFF Charter and the HFF Bylaws, HFF’s business, property and affairs are managed under the direction of the HFF Board. Although directors are not involved in the day-to-day operating details, they are kept informed of HFF’s business through written reports and documents provided to them regularly, as well as by operating, financial and other reports presented by the officers of HFF at meetings of the HFF Board and committees of the HFF Board.

Meetings of the HFF Board and its Committees. The HFF Board held ten meetings during 2018. All of the incumbent directors entitled to vote on matters coming before the HFF Board in the aggregate attended at least 75% of the HFF Board and assigned committee meetings.

Attendance at the HFF Annual Meeting. HFF strongly encourages each of its directors to attend HFF’s annual meeting of HFF stockholders. In 2018, all of HFF’s current directors attended the annual meeting of HFF stockholders.

HFF Board Self-Assessment. The HFF Board conducts a self-assessment annually to consider the skills and experience of the HFF Board as a whole, director independence and HFF Board leadership structure. The self-assessment is an important tool to ensure that the HFF Board has an appropriate level of expertise and leadership to fulfill its responsibilities.

Director Independence. The HFF Board has determined that the following directors are independent under the independence standards promulgated by the NYSE: Deborah H. McAneny, Susan P. McGalla, George L. Miles, Jr., Lenore M. Sullivan, Steven E. Wheeler and Morgan K. O’Brien. In making its determinations regarding director and director nominee independence, the HFF Board considered, among other things:

•	any material relationships with HFF, its subsidiaries or its management, aside from such director’s or director nominee’s service as a director;

•	transactions between HFF, on the one hand, and the directors and director nominees and their respective affiliates, on the other hand;

•

transactions outside the ordinary course of business between HFF and companies at which some of its directors are or have been executive officers or significant stakeholders, and the amount of any such transactions with these companies; and

•	relationships among the directors and director nominees with respect to common involvement with for-profit and non-profit organizations.

The independent directors of HFF meet periodically at regularly scheduled executive sessions without the non-independent directors. Ms. McAneny serves as the presiding director of such meetings.

HFF Board Leadership. Each of Mark D. Gibson, HFF’s Chief Executive Officer, and Joe B. Thornton, Jr., HFF’s President, is a capital markets advisor of the Operating Partnerships1 and serves as Vice Chairman of the HFF Board. Mr. Thornton also serves as Managing Member of the Operating Partnerships. Ms. McAneny serves as lead independent director. The role of lead independent director is to serve in a lead capacity to coordinate the activities of the other non-employee directors and to perform such other duties and responsibilities as the HFF Board may determine. Consistent with her title and as described above, Ms. McAneny is an independent director in accordance with the standards promulgated by the NYSE.

The HFF Board has carefully considered its leadership structure and believes at this time that HFF and its stockholders are best served by having Mr. Gibson and Mr. Thornton serve as Vice Chairmen of the HFF Board

[1]

In connection with HFF’s initial public offering, HFF effected a reorganization of its business into a holding company holding the partnership interests in Holliday Fenoglio Fowler, L.P. and HFF Securities L.P. (together, the “Operating Partnerships”).

and Ms. McAneny serve as lead independent director of the HFF Board because of the leadership, direction and independent oversight this structure gives the HFF Board and both HFF’s and the Operating Partnerships’ management. Because Messrs. Gibson and Thornton are heavily involved in the day-to-day operations of HFF and the Operating Partnerships, the HFF Board believes that this structure promotes a clearer focus for the execution of HFF’s and the Operating Partnerships’ strategic initiatives and business plans, all of which are approved by the HFF Board. Moreover, the HFF Board believes that its other structural features, including the designation of a lead independent director, a majority of independent directors, regular meetings of the non-management directors in executive session and key committees consisting wholly of independent, provide substantial independent oversight of HFF’s and the Operating Partnerships’ management. However, the HFF Board recognizes that, depending on future circumstances, other leadership models may become more appropriate. Accordingly, the HFF Board will continue to periodically review its leadership structure.

Committees of the HFF Board. The HFF Board has established three standing committees. The following table describes the current members of each of the committees and the number of meetings held during fiscal year 2018:

Director	HFF Board	Audit	Compensation	Nominating and Corporate Governance
Mark D. Gibson	✓

Deborah H. McAneny	✓		✓	CHAIR

Susan P. McGalla	✓	✓		✓

George L. Miles, Jr.	✓	CHAIR	✓

Morgan K. O’Brien	✓	✓	✓

Lenore M. Sullivan	✓		CHAIR	✓

Joe B. Thornton, Jr.	✓

Steven E. Wheeler	✓	✓		✓

Number of Meetings	10	6	5	4

HFF Audit Committee—The HFF Audit Committee is responsible for, among other things, directly appointing, retaining, evaluating, compensating and terminating HFF’s independent, registered public accounting firm; discussing with HFF’s independent, registered public accounting firm their independence from management; reviewing with HFF’s independent, registered public accounting firm the scope and results of their audit; pre-approving all audit and permissible non-audit services to be performed by the independent, registered public accounting firm; overseeing the financial reporting process and discussing with management and HFF’s independent, registered public accounting firm the interim and annual financial statements that HFF files with the Securities and Exchange Commission (the “SEC”); and reviewing and monitoring HFF’s accounting principles, policies and financial and accounting controls. The HFF Board has adopted a written charter for the HFF Audit Committee, which is publicly available at www.hfflp.com on the “Investor Relations” page. The HFF Board has determined that each of Messrs. Miles, Wheeler and O’Brien and Ms. McGalla is independent under the listing standards promulgated by the NYSE and as that term is used in Section 10A(m)(3) of the Exchange Act. The HFF Board has determined that Mr. Miles qualifies as an Audit Committee “financial expert” as that term is defined by applicable securities laws and SEC regulations and has designated him as the HFF Audit Committee’s financial expert.

HFF Compensation Committee—The HFF Compensation Committee is responsible for, among other things, reviewing and recommending director compensation policies to the HFF Board; making recommendations, at least annually, to the HFF Board regarding HFF’s policies relating to the amounts and terms of all compensation of HFF’s executive officers; and administering and discharging the authority of the HFF Board with respect to HFF’s equity plans. For further information regarding the HFF Compensation Committee’s processes and procedures for the consideration of executive compensation, refer to the discussion under the heading

“Compensation Discussion and Analysis” in this proxy statement/prospectus. A copy of the HFF Compensation Committee’s written charter is publicly available at www.hfflp.com on the “Investor Relations” page. The HFF Board has determined that each of Ms. Sullivan and McAneny and Messrs. Miles and O’Brien is independent under the listing standards of the NYSE.

HFF Nominating and Corporate Governance Committee—The HFF Nominating and Corporate Governance Committee is responsible for, among other things, selecting potential candidates to be nominated for election to the HFF Board; recommending potential candidates for election to the HFF Board; reviewing corporate governance matters; reviewing the HFF Board’s annual self-assessment; and making recommendations to the HFF Board concerning the structure and membership of other HFF Board committees. The HFF Nominating and Corporate Governance Committee considers a range of criteria when selecting potential candidates to be nominated for election to the HFF Board. Candidates for the HFF Board should possess the education, skills and experience needed to make a significant contribution to the HFF Board. In evaluating candidates for the HFF Board, the HFF Nominating and Governance Committee will evaluate a candidate’s management and leadership experience, business acumen, integrity, professionalism and other relevant characteristics. While the HFF Nominating and Corporate Governance Committee does not have a formal policy with regard to the consideration of diversity in identifying director nominees, the HFF Nominating and Corporate Governance Committee and the HFF Board believe it is essential that the HFF Board is able to draw on a wide variety of backgrounds and professional experiences among its members. The HFF Nominating and Corporate Governance Committee desires to maintain the HFF Board’s diversity through the consideration of factors such as gender, education, skills and relevant professional and industry experience. The HFF Nominating and Corporate Governance Committee does not intend to nominate representational directors but instead considers each candidate’s credentials in the context of these standards and the characteristics of the HFF Board in its entirety. A copy of the HFF Nominating and Corporate Governance Committee’s written charter is publicly available at www.hfflp.com on the “Investor Relations” page. The HFF Board has determined that each of Ms. McAneny, McGalla and Sullivan and Mr. Wheeler is independent under the listing standards of the NYSE.

Director Emeritus. John P. Fowler, who served prior to May 2012 as a Class III director and a Vice Chairman of the HFF Board, currently serves as Director Emeritus so that the HFF Board can continue to benefit from his judgment and experience. Mr. Fowler is invited to attend meetings of the HFF Board and to participate in the discussion of matters that come before the HFF Board, but does not vote on such matters. Mr. Fowler does not receive any compensation for his service as Director Emeritus. Mr. Fowler also continues to serve HFF as an executive managing director of HFF LP.

Resignation of Class I Director. John H. Pelusi, Jr. resigned from the HFF Board effective as of April 1, 2014, leaving a vacancy on the HFF Board. This vacancy has not been filled since such resignation and unless or until this vacancy is filled, the HFF Board will consist of eight directors.

HFF Stockholder Communications. HFF stockholders and other parties interested in communicating directly with any of the individuals who are directors of HFF or the HFF Board as a group may do so by writing to Investor Relations, HFF, Inc., One Victory Park, 2323 Victory Avenue, Suite 1200, Dallas, Texas 75219. HFF’s policy is to deliver such communications directly to the HFF Board.

Code of Conduct and Ethics and Corporate Governance Guidelines. The HFF Board is committed to ethical business practices and has adopted a Code of Conduct and Ethics. HFF’s Code of Conduct and Ethics applies to all of HFF’s employees and directors and includes the code of ethics for HFF’s principal executive officer, principal financial officer, principal accounting officer or controller within the meaning of the SEC regulations adopted under the Sarbanes-Oxley Act of 2002, as amended. HFF’s Code of Conduct and Ethics, as well as HFF’s Corporate Governance Guidelines, is posted on HFF’s website at www.hfflp.com on the “Investor Relations” page.

Majority Voting Standard and Director Resignation Policy. The HFF Board maintains a policy regarding the election of directors in uncontested director elections. The policy (the “HFF Director Resignation

Policy”) imposes an updated voting standard for uncontested director elections from a plurality standard to a majority standard. The majority voting standard raises the standard for election to the HFF Board by requiring affirmative votes from a majority of the votes cast in an uncontested election. In connection with the majority voting standard, the HFF Director Resignation Policy requires candidates for the HFF Board to tender, promptly following the annual meeting at which they receive a greater number of votes “withheld” from his or her election than votes “for” such election, to submit an irrevocable resignation that will be effective upon acceptance by the HFF Board. The HFF Board, through a process managed by the HFF Nominating and Corporate Governance Committee, will evaluate whether any tendered resignation in the best interests of HFF and its stockholders. If such resignation is rejected, the HFF Board will publicly disclose its decision, together with the rationale supporting its decision, in an appropriate filing with the SEC within 90 days after certification of the election results. Under the HFF Director Resignation Policy, in a contested election, the plurality voting standard would still apply. An election of directors will be considered “uncontested” if, as of the record date for the applicable meeting of HFF stockholders, the number of director nominees is equal to or less than the number of directors to be elected. All other elections of directors will be considered “contested.”

Risk Oversight. HFF faces a number of risks, including market risks, credit risk, liquidity risk, reputational risk, operational risk and inflation and/or deflation. Management is responsible for the day-to-day management of risks faced by HFF, while the HFF Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the HFF Board seeks to ensure that the risk management processes designed and implemented by management are adequate. The HFF Board periodically consults with management regarding HFF’s risks. In addition, the HFF Audit Committee periodically reviews with management, internal audit and independent auditors the adequacy and effectiveness of HFF’s policies for assessing and managing risk.

Certain Relationships and Related Transactions. HFF has a policy that the HFF Board or a committee designated by the HFF Board review any transaction in which HFF and its directors, executive officers or their immediate family members are participants to determine whether a related party has a direct or indirect material interest in the transaction. Upon determining that a related party has a direct or indirect material interest in the transaction, the HFF Board, or a committee designated by the HFF Board, then must approve or ratify any such related party transaction. In determining whether to approve or ratify a related party transaction, the HFF Board, or a committee designated by the HFF Board, will take into account whether the transaction is on terms no less favorable to HFF than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction, as well as any other factors the HFF Board, or a committee designated by the HFF Board, deems appropriate. This policy has been stated orally and is complimented by the written conflict of interest policy in HFF’s Code of Conduct and Ethics. From time to time, HFF may have employees who are related to HFF’s executive officers or directors.

Compensation Committee Interlocks and Insider Participation. During 2018, no member of the HFF Compensation Committee was an officer or employee of HFF, or any of its subsidiaries, or was formerly an officer of HFF or any of its subsidiaries. None of HFF’s executive officers currently serves or, during 2018, served on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of the HFF Board or HFF Compensation Committee.

Submission of Director Nominations. The HFF Nominating and Corporate Governance Committee will consider director nominees submitted by stockholders to the HFF Board in accordance with the procedures set forth in the HFF Bylaws. Those procedures require a stockholder to deliver notice to HFF’s Secretary or Assistant Secretary at the principal executive offices of HFF not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders, except that in the case where the size of the HFF Board is increased without public announcement at least 80 days prior to the first anniversary of the preceding year’s annual meeting, such notice shall be considered timely if made no later than the close of business on the tenth day following the public announcement of such by HFF (provided that if no public announcement is made at least 10 days before the meeting, such notice is not required). Such notice must be in writing and must include (i) the name and address of the nominating stockholder, as they appear on HFF’s books, (ii) the class and number of shares of HFF’s stock which are owned beneficially and of record by the nominating stockholder, (iii) certain representations, (iv) the nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and (iv) any information regarding the nominee that is required under Regulation 14A of the Exchange Act to be included in a proxy statement relating to the election of directors. Finally, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting at which the voting takes place with respect to such stockholder’s nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by HFF. Candidates for the HFF Board are evaluated through a process that may include background and reference checks, personal interviews with members of the HFF Nominating and Corporate Governance Committee and a review of the candidate’s qualifications and other relevant characteristics. Candidates recommended by the stockholders of HFF are evaluated on the same basis as other candidates (other than directors standing for re-election) recommended by HFF’s directors, officers, third party search firms or other sources. However, through its own resources, the HFF Nominating and Corporate Governance Committee expects to be able to identify an ample number of qualified candidates.

HFF PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT

As discussed elsewhere in this proxy statement/prospectus, holders of shares of HFF common stock will consider and vote on a proposal to adopt the Merger Agreement (the “merger proposal”). The approval by such stockholders of this proposal is required under Delaware law and is a condition to the closing of the Merger. HFF stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement and the Merger. In particular, such stockholders should read in its entirety the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus as it is the legal document that governs the Merger. See the sections entitled “The Merger” and “The Merger Agreement” beginning on page 104 and 153, respectively.

The HFF Board unanimously recommends that HFF stockholders vote “FOR” the merger proposal.

If a holder of shares of HFF common stock returns a properly executed proxy card, but does not indicate instructions on such stockholder’s proxy card, such stockholder’s shares of HFF common stock represented by such proxy card will be voted “FOR” the merger proposal.

The approval by HFF stockholders of the merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of HFF common stock entitled to vote on the merger proposal at the HFF annual meeting. Accordingly, an HFF stockholder’s abstention from voting, the failure of an HFF stockholder who holds his or her shares in “street name” through a bank, broker, trust or other nominee holder of record to give voting instructions to that bank, broker, trust or other nominee holder of record, or any other failure of an HFF stockholder to vote will have the same effect as a vote “AGAINST” the merger proposal.

HFF PROPOSAL 2: NON-BINDING COMPENSATION ADVISORY PROPOSAL

Under Section 14A of the Exchange Act, which was enacted as part of Dodd-Frank, HFF is required to provide its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to HFF’s named executive officers that is based on or otherwise relates to the Merger, as disclosed below. Accordingly, HFF stockholders are being provided the opportunity to cast an advisory vote on such payments (the “non-binding compensation advisory proposal”).

The non-binding compensation advisory proposal relates to only the compensation that may be paid or become payable to the named executive officers of HFF that is based on or otherwise relates to the Merger and is pursuant to arrangements between the named executive officers of HFF and HFF or any of its subsidiaries. The non-binding compensation advisory proposal does not relate to any new compensation or other arrangements between HFF’s named executive officers and JLL or any of its subsidiaries.

As an advisory vote, this proposal is not binding upon HFF or the HFF Board, and approval of this proposal is not a condition to the closing of the Merger. Because the Merger-related executive compensation to be paid in connection with the Merger is based on the terms of the Merger Agreement as well as the contractual arrangements with HFF’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the Merger Agreement is adopted (subject only to the contractual conditions applicable thereto). However, HFF seeks the support of its stockholders and believes that stockholder support is appropriate because HFF has a comprehensive executive compensation program designed to link the compensation of its executives with HFF’s performance and the interests of HFF stockholders. Accordingly, holders of HFF common stock are being asked to vote on the following resolution:

“RESOLVED, that the stockholders of HFF, Inc. approve, on an advisory, non-binding basis, the compensation that may be paid or become payable to the named executive officers of HFF, Inc. that is based on or otherwise relates to the Merger and is pursuant to arrangements between the named executive officers of HFF and HFF or any of its subsidiaries, as set forth below.

Name	Cash		Equity (2)	Perquisites/ Benefits		Total
Mark D. Gibson Chief Executive Officer	$—		$—	$—		$—

Gregory R. Conley Chief Financial Officer	$4,537,291	(1)	$—	$52,873	(3)	$4,590,164

Joe B. Thornton, Jr. President	$—		$—	$—		$—

Matthew D. Lawton Executive Managing Director	$—		$—	$—		$—

Michael J. Tepedino Executive Managing Director	$—		$—	$—		$—

Kevin C. MacKenzie Executive Managing Director.	$—		$—	$—		$—

(1)

Cash. Only Mr. Conley’s employment agreement provides for cash severance benefits upon his termination of employment. If Mr. Conley’s employment were to be terminated following the Merger by JLL without cause or if Mr. Conley were to resign for good reason, Mr. Conley would receive an aggregate of $4,537,291 which comprises of $1,253,703 in the form of base salary continuation over a 30 month period and $3,283,588 representing two and one half times the greater of Mr. Conley’s bonuses and other compensation in the two years preceding the date of termination. While these cash severance benefits are not enhanced as a result of the closing of the Merger, such amount has been included in this column and made subject to this advisory vote because Mr. Conley’s employment agreement was entered into on the same date as the execution of the Merger Agreement and thus the cash severance benefits payable under the employment agreement have been treated as related to the Merger for purposes of this proposal. In accordance with the terms of Mr. Conley’s employment agreement, Mr. Conley must terminate employment to receive the cash severance benefits and, as noted above, the amount of such cash severance benefits is not enhanced as a result of the Merger.
(2)

Equity. Under the terms of HFF’s 2016 Equity Incentive Plan, if the holder of an award of RSUs is terminated by HFF or a subsidiary without cause (as defined in the holder’s employment agreement) or due to disability or as the result of the holder’s death, in any case, within twenty-four (24) months following the effective time, such RSUs granted to the holder will become 100% vested and will be settled within 60 days thereafter. However, no amounts related to the HFF RSUs are included in this column, and the amounts related to the HFF RSUs are not made subject to this advisory vote, because under the terms of all HFF RSU awards held by HFF’s named executive officers, upon a termination at any time of the executive’s employment due to permanent disability or death, by the executive for good reason or by HFF or a subsidiary thereof without cause, regardless of whether such termination occurs in connection with a change in control of HFF, all unvested RSUs granted to the named executive officer will become fully vested and be settled within 60 days thereafter. Each outstanding HFF RSU will be assumed by JLL and will be converted into a JLL RSU. Each JLL RSU so assumed and converted will continue to have, and will be subject to, the same terms and conditions that applied to the corresponding HFF RSU immediately prior to the effective time (including, but not limited to, provisions relating to vesting, forfeiture and the effect of termination of employment or service). As of May 24, 2019, the number of HFF RSUs held by Mr. Gibson is 41,849 (with a value of $1,989,083), the number of HFF RSUs held by Mr. Conley is 17,012 (with a value of $808,580), the number of HFF RSUs held by Mr. Thornton is 41,626 (with a value of $1,978,484), the number of HFF RSUs held by Mr. Lawton is 37,455 (with a value of $1,780,236), the number of HFF RSUs held by Mr. Tepedino is 39,791 (with a value of $1,891,266), and the number of HFF RSUs held by Mr. MacKenzie is 60,196 (with a value of $2,861,116), in each case with the value of such HFF RSUs determined by multiplying the number of HFF RSUs held by each named executive officer of HFF by $47.53, which is the average closing price per share of HFF’s common stock as quoted on the NYSE over the first five (5) trading days following the first public announcement of the Merger on March 19, 2019. The treatment of the HFF RSUs are described in more detail under the section entitled “The Merger – Interests of HFF’s Directors and Executive Officers in the Merger” beginning on page 141.

(3)

Perquisites/NQDC. If Mr. Conley’s employment were to be terminated following the Merger by JLL without cause or if Mr. Conley were to resign for good reason, Mr. Conley would receive the continuation of certain health benefits for a period of eighteen (18) months following the date of termination which would be in the amount of $52,873. While these perquisites are not enhanced as a result of the closing of the Merger, such amount has been included in this column and made subject to this advisory vote because Mr. Conley’s employment agreement was entered into on the same date as the execution of the Merger Agreement and thus the perquisites payable under the employment agreement have been treated as related to the Merger for purposes of this proposal. In accordance with the terms of Mr. Conley’s employment agreement, Mr. Conley must terminate employment to receive the perquisites and, as noted above, the amount of such perquisites is not enhanced as a result of the Merger.”

The amounts reported above are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described under the section entitled “The Merger—Interests of HFF’s Directors and Executive Officers in the Merger—Certain Assumptions” beginning on page 141 and elsewhere in this proxy statement/prospectus. As a result, the compensation, if any, to be received by a named executed officer may be materially different from the amounts set forth above.

The HFF Board unanimously recommends that HFF stockholders vote “FOR” the non-binding compensation advisory proposal.

If an HFF stockholder returns a properly executed proxy card, but does not indicate instructions on such stockholder’s proxy card, such stockholder’s shares of HFF common stock represented by such proxy card will be voted “FOR” the non-binding compensation advisory proposal.

The approval of the non-binding compensation advisory proposal requires the affirmative vote of the holders of a majority of those shares of HFF common stock present in person or by proxy at the HFF annual meeting and entitled to vote thereon, provided that a quorum is present. Accordingly, an HFF stockholder’s abstention from voting will have the same effect as a vote “AGAINST” this proposal, while the failure of an HFF stockholder who holds his or her shares in “street name” through a bank, broker, trust or other nominee holder of record to give voting instructions to that bank, broker, trust or other nominee holder of record, or any other failure of an HFF stockholder to vote will have no effect on the approval of the non-binding compensation advisory proposal.

The vote on the non-binding compensation advisory proposal is advisory only and, therefore, not binding on HFF or JLL or any of their respective subsidiaries, and, if the Merger Agreement is adopted by HFF stockholders and the Merger is completed, the compensation that is based on or otherwise relates to the Merger will be payable to HFF’s named executive officers (to the extent payable under the terms of the applicable governing documents) even if this proposal is not approved.

HFF PROPOSAL 3: ELECTION OF CLASS I DIRECTORS

HFF’s directors are divided into three classes. The members of each class serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the HFF annual meeting of stockholders in the year in which their term expires. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of HFF’s directors. The HFF Charter and the HFF Bylaws allow the HFF Board to set the number of directors on the HFF Board. The HFF Board currently consists of eight directors. Under Delaware law and the HFF Bylaws, HFF may increase the number of directors during the year and appoint additional directors to fill vacancies so created if it chooses to do so.

The term of office of one class of directors expires each year in rotation so that one class is elected at each annual meeting of HFF stockholders for a three-year term. The term of the Class I directors will expire at the HFF annual meeting. The other directors will remain in office for the remainder of their respective terms, as indicated below.

Director candidates are nominated by the HFF Board upon the recommendation of HFF’s Nominating and Corporate Governance Committee. HFF’s Nominating and Corporate Governance Committee has recommended the two nominees below, each of whom is currently a Class I director of HFF, to serve as Class I directors for a term expiring upon the earlier of (A) the completion of the Merger and (B) the 2022 annual meeting of the stockholders and until their respective successors are duly elected and qualified.

The persons named on the proxy card accompanying this proxy statement/prospectus will vote the shares “FOR” the nominees if no direction is given. Each nominee has consented to stand for election and the HFF Board does not anticipate that any nominee will be unavailable to serve. In the event that one or more of the nominees should become unavailable to serve at the time of the HFF annual meeting, the shares represented by proxy will be voted for the remaining nominees and any substitute nominee(s) designated by the HFF Board.

The HFF Board believes that each of the directors and nominees for director listed below has the sound character, integrity, judgment and record of achievement necessary to be a member of the HFF Board. In addition, each of the directors and nominees for director has exhibited during his or her prior service as a director the ability to operate cohesively with the other members of the HFF Board and to challenge and question management in a constructive way. Moreover, the HFF Board believes that each director and nominee for director brings a strong and unique background and skill set to the HFF Board, giving the HFF Board as a whole competence and experience in diverse areas, including corporate governance and board service, finance, management and commercial real estate industry experience.

Set forth below is information regarding each nominee for Class I director, as well as each Class II and Class III director (each of whose term will continue after the HFF annual meeting), including their ages, years of service as directors, business experience and service on other boards of directors during at least the last five years, as well as certain specific experiences, qualifications and skills that led to the HFF Board’s conclusion that each of the directors and nominees for director listed below should continue to serve as a director.

NOMINEES FOR CLASS I DIRECTORS

Deborah H. McAneny. Ms. McAneny became a director of HFF in January 2007. Ms. McAneny previously served as the chief operating officer of Benchmark Assisted Living, LLC from 2007 to 2009. Prior to this, Ms. McAneny was employed at John Hancock Financial Services for 20 years, including as executive vice president for Structured and Alternative Investments and a member of its policy committee from 2002 to 2004, as senior vice president for John Hancock’s Real Estate Investment Group from 2000 to 2002 and as a vice president of the Real Estate Investment Group from 1997 to 2000. Ms. McAneny presently serves as a member of the board of directors of RREEF Property Trust, Inc.; board of directors of RREEF America REIT II; board of directors of THL Credit, Inc.; board of directors of KKR Real Estate Finance Trust, Inc.; board of advisors of Benchmark Senior Living, LLC; and board of directors of the University of Vermont Foundation, and was formerly a member of the board of directors of KKR Financial Holdings, LLC, trustee of the University of Vermont and president of the Commercial Mortgage Securities Association. She received a B.S. from the University of Vermont. Ms. McAneny holds a Masters Professional Director Certification from the American College of Corporate Directors, a national public company director education and credentialing organization. Ms. McAneny brings to the HFF Board valuable experience in the real estate investment sector. In addition, the HFF Board expects to utilize Ms. McAneny’s governance experience through her service as lead independent director, Chairman of HFF’s Nominating and Corporate Governance Committee of the HFF Board and as a member of the HFF Compensation Committee of the HFF Board. Age: 60

Steven E. Wheeler. Mr. Wheeler became a director of HFF in March 2010. He has been the president of Wheeler & Co., LLC, a private investment firm, since 1997. He retired on February 8, 2019 as a director of Anika Therapeutics, Inc., a publicly held medical device company. During the past five years, Mr. Wheeler also served as a member of the board of directors of Bariston Partners, LLC, a private equity investment firm and PingTone Communications, Inc., a privately head VOIP telephone services provider. Between 1997 and 2011, he was a principal of Hall Properties, Inc., a real estate investment and consulting firm. Between 1993 and February 1996, he was managing director and a director of Copley Real Estate Advisors and president, chief executive officer and a director of Copley Properties, Inc., a publicly traded real estate investment trust. He was the chairman and chief executive officer of Hancock Realty Investors, which managed an equity real estate portfolio, from 1991 to February 1993. Prior to this position, he was an executive vice president of Bank of New England Corporation from 1990 to 1991. Mr. Wheeler received a B.S. in Engineering Science from the University of Virginia, an M.S. in Nuclear Engineering from the University of Michigan and an M.B.A. from the Harvard Business School. Through his past and present experience on the boards of directors of various other companies, both public and private, Mr. Wheeler has developed strong leadership skills and valuable experience in corporate governance, which he utilizes in his roles on HFF’s Audit and Nominating and Corporate Governance Committees. In addition, his prior experience in executive positions at real estate investment companies gives him insight into the issues faced by HFF and the markets in which it operates. Age: 72

The HFF Board unanimously recommends that HFF stockholders vote “FOR” each of the nominees listed above.

INCUMBENT CLASS II DIRECTORS—TO CONTINUE IN OFFICE FOR

TERMS EXPIRING IN 2020

Mark D. Gibson. Mr. Gibson became a director and Vice Chairman of HFF, Inc. in November 2006 and effective April 1, 2014, he became the Chief Executive Officer of HFF, Inc. Mr. Gibson is one of HFF’s founding partners having joined HFF’s predecessor firm, Holliday Fenoglio & Company, in 1984. Since 2003, Mr. Gibson has held the positions of executive managing director of Holliday Fenoglio Fowler, L.P., a Texas limited partnership (“HFF LP”) and member of the operating committee of HFF Holdings LLC, a Delaware limited liability company that was previously the holding company of HFF’s consolidated subsidiaries (“HFF Holdings”). Additionally, Mr. Gibson has served as a member of the HFF LP executive committee since 2010. From 1993 to 2010, Mr. Gibson served as co-head of HFF’s Dallas office. Mr. Gibson is a trustee for the Urban Land Institute (ULI), a member of ULI’s Executive Committee and a member of ULI’s IOPC Gold Council; member of the Association of Foreign Investors in Real Estate (AFIRE); member of the University of Texas Real Estate Finance and Investment Center’s Executive Committee; member of the board of visitors at UT Southwestern University Hospitals and Clinics and member of UTSW Foundation; member of the McCombs School of Business Advisory Council at The University of Texas at Austin; trustee and member of the International Council of Shopping Centers (ICSC); and a member of World Presidents’ Organization. Past positions held by Mr. Gibson include Program Chair of AFIRE; Chair of the University of Texas Real Estate Finance and Investment Center; and advisory board member of Baylor Health Care System Foundation. Mr. Gibson graduated in 1981 from the University of Texas at Austin with a B.B.A. in Finance. Mr. Gibson’s history with HFF allows him to bring to the HFF Board a deep knowledge of HFF’s and the Operating Partnerships’ development and operations. In addition, Mr. Gibson’s experience with various real estate industry professional associations and role within the Operating Partnerships provides the HFF Board with valuable insight into the issues and market developments facing the real estate industry as a whole. Age: 60

George L. Miles, Jr. Mr. Miles became a director of HFF in January 2007. Mr. Miles is the former Chairman Emeritus of the Chester Group, a leading water/waste water, facility design build, scientific research and management company. Mr. Miles served as president and chief executive officer of WQED Multimedia, the public broadcaster in southwestern Pennsylvania, until his retirement in 2010. He joined WQED in 1994 after serving ten years as executive vice president and chief operating officer of WNET/Thirteen in New York. Prior to that, he held executive positions at KDKA, Pittsburgh; WPCQ, Charlotte; the Westinghouse Television Group; and WBZ-TV, Boston. Earlier in Mr. Miles’ career he was a contract auditor at the U.S. Department of Defense and a manager at Touche Ross & Co. Mr. Miles has served as a member on the board of directors of American International Group, Inc. (AIG) (retired 2017); Harley Davidson, Inc. (retired 2017); the University of Pittsburgh (Trustee Emeritus); Mt. Ararat Community Center and Ringling College of Art & Design. He is the former Chairman of the Association for America’s Public Television Stations and the Urban League of Pittsburgh, Inc. He earned his B.A. degree from Seton Hall University and his M.B.A. from Fairleigh Dickinson University. Through Mr. Miles’ extensive executive and directorship experience, he brings to the HFF Board strong financial and leadership expertise, which he implements, in part, in his roles as Chairman of HFF’s Audit Committee and a member of the Compensation Committee. Age: 77

Joe B. Thornton, Jr. Mr. Thornton became a director and a Vice Chairman of HFF in November 2006 and effective April 1, 2014, he assumed the role of President of HFF and Managing Member of HFF LP and HFF Securities, L.P. (“HFF Securities”) the Operating Partnerships. He is also currently an executive managing director of HFF LP. Mr. Thornton has served as a member of either HFF LP’s executive and/or operating committee, when each was the governing committee, from 2003 to the present. Mr. Thornton also served as co-head of HFF’s Dallas office from 2003 to 2010. He has been a member of the operating committee of HFF Holdings since 2003. Mr. Thornton joined HFF LP’s predecessor firm, Holliday Fenoglio, Inc., in March 1992. He has held several senior positions with the firm, including board member and principal. Prior to his employment with us, he was a senior vice president of The Joyner Mortgage Company, Inc., where he was responsible for the origination of commercial mortgage and equity transactions, and a senior accountant with the Audit Division of Peat Marwick Mitchell & Co. Mr. Thornton is a licensed Real Estate Salesman in the State of member of the Commercial Real Estate/Multifamily Finance Board of Governors and is an Executive Council Member and member of the Leadership Committee of UT Real Estate Finance & Investment Center. Mr. Thornton also serves as a board member of First Liberty Institute. Mr. Thornton graduated from the University of Texas at Austin with a B.B.A. in Accounting in 1982. Mr. Thornton brings to the HFF Board his extensive experience with HFF, which gives him an in-depth knowledge of HFF, its history and its businesses. Mr. Thornton’s role within the Operating Partnerships also provides the HFF Board with a broad awareness of the commercial real estate markets. Age: 58

If the Merger is completed, the directors of Merger Sub immediately prior to the effective time will be the directors of the surviving company from and after the effective time, and the individuals described above as Class II directors will cease to be directors of HFF and are not expected to become directors of JLL. Messrs. Gibson and Thornton are expected to have roles with the combined company after the Merger as further described in the section entitled “The Merger—Interests of HFF’s Directors and Executive Officers in the Merger” beginning on page 141.

INCUMBENT CLASS III DIRECTORS—TO CONTINUE IN OFFICE FOR

TERMS EXPIRING IN 2021

Susan P. McGalla. Ms. McGalla became a director of HFF in October 2009. Ms. McGalla was most recently the Vice President of Business Strategy and Creative Development for the Pittsburgh Steelers Football Club. Prior to assuming that role, she founded P3 Executive Consulting, LLC. P3 offered comprehensive consulting services to clients within and outside of the specialty retail industry. Services included branding, marketing, product merchandising and omni-channel execution to strategy, talent management and operational P&L efficiencies. From January 2011, to July 2012, Ms. McGalla was chief executive officer of The Wet Seal, Inc. Ms. McGalla was brought in to that position to reinvent and grow two brands, Wet Seal and Arden B. From 2009 to 2011, Ms. McGalla worked as a consultant within the specialty retail landscape. Prior to her consulting role, Ms. McGalla was the President and Chief Merchandising Officer at American Eagle Outfitters, Inc. (“AEO”) from March 2003 to January 2009. In that role, she had a $3 billion responsibility for the performance, business development and all creative aspects of the AE Brand, aerie, Martin and Osa, and 77kids. With over 14 years total in various leadership roles within AEO, Ms. McGalla contributed to industry revenue and profit growth, growing revenues from $340 million to over $3 billion. She was responsible for portfolio expansion from one brand to four brands, and in 2008, revenues of $3 billion, net income of $400 million with over 1,000 stores and 28,000 employees. Prior to AEO, Ms. McGalla held merchandising management positions at Joseph Horne Company from June 1986 to June 1994. Ms. McGalla presently serves on the board of directors and executive committee of the Magee Research Institute, the council for the University of Pittsburgh Cancer Institute, the advisory board of The Energy Network and was formerly a trustee of the University of Pittsburgh and on the executive committee and board of directors for the Allegheny Conference on Community Development. Ms. McGalla earned her B.A. from Mount Union College. Ms. McGalla’s executive positions provide her with both leadership skills and comprehensive experience in accounting, finance and corporate governance matters, which she utilizes as a director and a member of HFF’s Audit and Nominating and Corporate Governance Committees. Age: 54

Lenore M. Sullivan. Ms. Sullivan became a director of HFF in January 2007. Ms. Sullivan presently serves on the board of directors of PotlatchDeltic Corp., RREEF America REIT II and RREEF Core Plus Industrial Fund. From June 2015 through February 2018, Ms. Sullivan served on the board of directors of Deltic Timber Corporation, a predecessor of PotlatchDeltic Corp. From 2007 to 2009, Ms. Sullivan was a partner with Perella Weinberg Partners, serving as portfolio manager for the firm’s Agility Real Return Assets Fund. Ms. Sullivan served as the associate director for the Real Estate and Finance and Investment Center at the University of Texas at Austin from 2002 through 2007. From 2000 to 2002, she was vice president of Hunt Private Equity Group, Inc., and from 1992 to 2000 she was the president and co-owner of Stonegate Advisors, an investment banking firm. Ms. Sullivan previously served on the board of directors of Parkway Properties, Inc., where she sat on the compensation committee and chaired the governance and nominating committee. Ms. Sullivan served as a member of the Investment Advisory Committee to the board of trustees of the Employee Retirement System of Texas from 2010 until March 2019, and also served on the investment committee to the board of trustees of the Austin Community Foundation from 2011 through 2018. She is a member of the Architecture School advisory board and the Leadership Committee of the Real Estate Finance and Investment Center at the McCombs School of Business at the University of Texas at Austin, and a charter investor in the Texas Women Ventures Fund. Ms. Sullivan has also served as a member of the advisory board of directors of Capstone Partners and as a full member of the Urban Land Institute and the Pension Real Estate Association. Ms. Sullivan graduated cum laude from Smith College with a degree in economics and government and a minor in urban studies. She holds a M.B.A. from Harvard Business School. Ms. Sullivan holds an Executive Masters Professional Director Certification from the American College of Corporate Directors, a national public company director education and credentialing organization. Ms. Sullivan brings to the HFF Board extensive knowledge of real estate financing and related capital markets. In addition, her experience on the board of directors of a public company provides her with valuable corporate governance and leadership insights used in her role on HFF’s Compensation and Nominating and Corporate Governance Committees. Age: 62

Morgan K. O’Brien. Mr. O’Brien became a director of HFF in October 2012. Mr. O’Brien has been the president and chief executive officer of Peoples Natural Gas, Inc., a natural gas company, since 2010. He is also currently a director of Matthews International Corporation, a publicly-held designer, manufacturer and marketer of memorialization products and brand solutions, the Leukemia & Lymphoma Society, Boy Scouts of Greater Pittsburgh, United Way of Allegheny County, Pittsburgh Cultural Trust and American Gas Association. Between 2001 and 2010, Mr. O’Brien was president and chief executive officer of Duquesne Light Company, an electric energy provider. Prior to this position, he was chief operating officer, chief financial officer, vice president and controller of Duquesne Light Company from 1991 to 2001. Mr. O’Brien received a B.S. in Accounting and M.S. in Taxation from Robert Morris University. The HFF Board expects to draw on Mr. O’Brien’s financial knowledge as he serves as a member of HFF’s Audit and Compensation Committees. Age: 59

If the Merger is completed, the directors of Merger Sub immediately prior to the effective time will be the directors of the surviving company from and after the effective time, and the individuals described above as Class III directors will cease to be directors of HFF and are not expected to become directors of JLL.

HFF PROPOSAL 4: RATIFICATION OF HFF’S INDEPENDENT, REGISTERED CERTIFIED PUBLIC ACCOUNTANTS

Because HFF does not expect to hold a separate annual meeting of stockholders in 2019, the HFF Board, acting upon the recommendation of the HFF Audit Committee, asks that the HFF stockholders ratify the selection of Ernst & Young LLP as HFF’s independent, registered certified public accountants to audit and report upon the financial statements of HFF for the year ending December 31, 2019 (the “HFF auditor proposal”). Ratification requires the affirmative vote of a majority of eligible shares present at the HFF annual meeting, in person or by proxy, and voting thereon. Unless otherwise specified by the HFF stockholders, the shares of stock represented by the proxy will be voted “FOR” ratification of the appointment of Ernst & Young LLP as HFF’s independent, registered certified public accountants.

Although the submission to stockholders of the appointment of Ernst & Young LLP is not required by law or the HFF Bylaws, the HFF Audit Committee believes it is appropriate to submit this matter to HFF stockholders to allow a forum for HFF stockholders to express their views with regard to the HFF Audit Committee’s selection. In the event the HFF stockholders fail to ratify the appointment, the HFF Board will reconsider its selection. Even if the selection is ratified, the HFF Board, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the HFF Board determines that such a change would be in the best interests of HFF and the HFF stockholders.

One or more representatives of Ernst & Young LLP are expected to be at the HFF annual meeting. They will have an opportunity to make a statement and will be available to respond to appropriate questions.

The HFF Board unanimously recommends that HFF stockholders vote “FOR” the HFF auditor proposal.

Audit Fees

Fees for audit services provided by Ernst & Young LLP totaled approximately $1.6 million for fiscal year 2018 and $1.7 million for fiscal year 2017. Audit service fees include fees associated with the annual audit and other audit and attest services related to regulatory filings.

Audit-Related Fees

Fees for audit-related services provided by Ernst & Young LLP totaled approximately $0.3 million for fiscal year 2018 and $0.2 million for fiscal year 2017. These fees were associated with the attestation related to loan servicing and investment sales services supported by an information technology application.

Tax Fees

Fees for tax compliance or tax advice and tax planning services totaled approximately $0.3 million for fiscal year 2018 and $0.4 million for fiscal year 2017.

All Other Fees

No professional accounting services were rendered or fees billed for other services not included above in fiscal years 2018 and 2017.

HFF Audit Committee Pre-Approval Policy

All of the audit engagements relating to audit services, audit-related services and tax services described above were pre-approved by the HFF Audit Committee in accordance with its Pre-Approval Policy. The HFF Audit Committee Pre-Approval Policy provides for pre-approval of all audit and non-audit services provided by the independent auditors. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted engagements.

HFF AUDIT COMMITTEE REPORT

The information contained in this report shall not be deemed to be “soliciting material” or “filed” or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that HFF specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The HFF Audit Committee appoints the independent accounting firm to be retained to audit HFF’s financial statements, and once retained, the independent accounting firm reports directly to the HFF Audit Committee. The HFF Audit Committee consults with and reviews recommendations made by the accounting firm with respect to financial statements, financial records and financial controls of HFF and makes recommendations to the HFF Board as it deems appropriate from time to time. The HFF Audit Committee is responsible for pre-approving both audit and non-audit engagements with the independent accountants. The HFF Board has adopted a written charter setting forth the functions the HFF Audit Committee is to perform, and this report is made pursuant to that charter.

The HFF Audit Committee oversees HFF’s financial reporting process on behalf of the HFF Board of HFF. Management is responsible for HFF’s financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. HFF’s independent accountants are responsible for auditing those financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America. The HFF Audit Committee’s responsibility is to monitor and review these processes. It is not the HFF Audit Committee’s duty or responsibility to conduct auditing or accounting reviews.

The HFF Audit Committee and the Chairman of the HFF Audit Committee have met with management during fiscal year 2018 to consider the adequacy of HFF’s internal controls, and discussed these matters and the overall scope and plans for the audit of HFF with HFF’s independent, registered certified public accountants during that time period, Ernst & Young LLP. The HFF Audit Committee also discussed with senior management and Ernst & Young LLP HFF’s disclosure controls and procedures.

In fulfilling its oversight responsibilities, the HFF Audit Committee reviewed the audited financial statements in the HFF Annual Report on Form 10-K for the year ended December 31, 2018 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019) with management, including a review of the quality, in addition to the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The HFF Audit Committee reviewed with Ernst & Young LLP, who are responsible for expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of HFF’s accounting principles and such other matters as are required to be discussed with the HFF Audit Committee under auditing standards generally accepted in the United States. The HFF Audit Committee has received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence. In addition, the HFF Audit Committee reviewed and has discussed with Ernst & Young LLP their independence, including the compatibility of non-audit services performed with the accountant’s independence.

The HFF Audit Committee discussed with HFF’s independent accountants the overall scope and plans for their audit. The HFF Audit Committee has met with the independent accountants, with and without management present, to discuss the results of their examination, their evaluation of HFF’s internal controls and the overall quality of HFF’s financial reporting.

In reliance on the reviews and discussions referred to above, the HFF Audit Committee recommended to the HFF Board (and the HFF Board approved) that the audited financial statements be included in the HFF Annual

Report on Form 10-K for the year ended December 31, 2018 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019) for filing with the SEC.

The HFF Audit Committee has appointed the firm of Ernst & Young LLP, independent, registered certified public accountants, as independent accountants to audit and report upon HFF’s financial statements for the fiscal year ending December 31, 2019. HFF is requesting stockholder ratification of the appointment of Ernst & Young LLP. In appointing Ernst & Young LLP as HFF’s auditors for fiscal year 2019, the HFF Audit Committee has considered whether Ernst & Young LLP’s provision of services other than audit services is compatible with maintaining their independence.

HFF AUDIT COMMITTEE

George L. Miles, Jr., Committee Chairman

Susan P. McGalla

Morgan K. O’Brien

Steven E. Wheeler

HFF PROPOSAL 5: ADVISORY VOTE TO APPROVE THE COMPENSATION OF HFF’S NAMED EXECUTIVE OFFICERS

As required by Section 14A of the Exchange Act, HFF is providing its stockholders with the opportunity to cast an advisory vote to approve named executive officer compensation, as disclosed pursuant to Item 402 of Regulation S-K, including the section entitled “Compensation Discussion and Analysis” beginning on page 66 of this proxy statement/prospectus.

In connection with setting the compensation for Mark D. Gibson, Chief Executive Officer (the “HFF CEO”), Gregory R. Conley, Chief Financial Officer (the “HFF CFO”), Kevin C. MacKenzie, Executive Managing Director, Matthew D. Lawton, Executive Managing Director and Michael J. Tepedino, Executive Managing Director (Messrs. Gibson, Conley, MacKenzie, Lawton and Tepedino are referred herein collectively as the “named executive officers” or “NEOs”), HFF has adopted the philosophy set forth in the Mission and Vision Statement of the Operating Partnerships. The Mission and Vision Statement of the Operating Partnerships reflects HFF’s pay for value-added performance philosophy. The HFF Compensation Committee’s goals in structuring HFF’s compensation program for its named executive officers are to:

•	provide incentives to achieve HFF financial objectives;

•	provide long-term incentives for the named executive officers which are designed to align their interests with those of HFF’s stockholders; and

•	set compensation levels sufficiently competitive to retain and attract high quality executives and to motivate them to contribute to HFF’s success.

The HFF Compensation Committee has determined that to achieve these objectives, HFF’s executive compensation program should reward both individual and HFF short-term and long-term performance. To this end, the HFF Compensation Committee believes that executive compensation provided by HFF to its named executive officers should include both cash- and stock-based compensation. See the section entitled “Compensation Discussion and Analysis—Compensation Philosophy—Mission and Vision Statement” beginning on page 78 for further details on HFF’s compensation philosophy.

For a detailed description of HFF’s financial results for fiscal year 2018, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in HFF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019). HFF believes that its executive compensation program has played an essential role in its continuing financial success by aligning the long-term interests of its named executive officers with the long-term interests of its stockholders.

HFF is asking its stockholders to cast an advisory vote to approve HFF’s named executive officer compensation as described in this proxy statement/prospectus. This proposal, commonly known as a “say-on-pay” proposal, gives HFF’s stockholders the opportunity to express their views on HFF’s named executive officers’ compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of HFF’s NEOs and the philosophy, policies and practices described in this proxy statement/prospectus. Accordingly, the HFF Board recommends that HFF’s stockholders approve the following advisory resolution to approve HFF’s named executive officer compensation:

“RESOLVED, that the compensation paid to HFF’s NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion included in the proxy statement/prospectus for the HFF annual meeting, is hereby approved on an advisory basis.”

As an advisory vote, this vote is not binding upon HFF. However, the HFF Compensation Committee, which is responsible for designing and administering HFF’s executive compensation program, values the opinions expressed by stockholders in their vote on this item and therefore will take such vote into consideration when evaluating HFF’s compensation programs and practices applicable to the named executive officers. HFF holds this vote annually and, assuming that the Merger has not yet been consummated, the next vote will be held at HFF’s annual meeting of stockholders in 2020.

The HFF Board unanimously recommends that HFF stockholders vote “FOR” the HFF annual compensation advisory proposal.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (“CD&A”) provides an overview of HFF’s executive compensation programs for the named executive officers during fiscal year 2018, together with a description of the material factors underlying the decisions which resulted in the 2018 compensation provided to HFF’s named executive officers, as presented in the tables that follow this CD&A. For 2018, HFF’s named executive officers were: Mark D. Gibson, Gregory R. Conley, Matthew D. Lawton, Kevin C. MacKenzie and Michael J. Tepedino.

The following discussion and analysis contains statements regarding individual and HFF performance targets and goals. These targets and goals are disclosed in the limited context of HFF’s executive compensation programs and should not be understood to be statements of management’s expectations or estimates of financial results or other guidance. HFF specifically cautions investors not to apply these statements to other contexts. This description relates only to executive compensation programs as in effect for fiscal year 2018 and does not include a summary of compensation arrangements with HFF’s directors and officers that will take effect in connection with or following the consummation of the transactions contemplated by the Merger Agreement.

Role of the HFF Compensation Committee

The HFF Compensation Committee is currently composed of four non-employee directors, all of whom are independent directors under the listing standards of the NYSE and the SEC rules. The HFF Compensation Committee has responsibility for determining and implementing HFF’s philosophy with respect to executive compensation. Accordingly, the HFF Compensation Committee has overall responsibility for approving and evaluating the various components of HFF’s executive compensation program. Meetings are held at least twice per year (and more often as necessary) to discuss and review the compensation of the NEOs. The HFF Compensation Committee annually reviews and approves the compensation of the HFF CEO, and also reviews and approves the compensation of the other NEOs after considering the recommendations of HFF’s President and HFF CEO. In establishing and reviewing compensation for the NEOs, the HFF Compensation Committee considers, among other things, the financial results of HFF and recommendations of HFF’s President and the HFF CEO. HFF does not benchmark HFF’s executive compensation against any particular peer group.

The HFF Compensation Committee operates under a written charter originally adopted by the HFF Board on January 30, 2007 and last amended on May  23, 2013. A copy of this charter is posted on HFF’s website at www.hfflp.com on the “Investor Relations” page.

Role of the HFF Compensation Consultant

Since 2009, the HFF Compensation Committee has engaged Frederic W. Cook & Co., Inc. (“FW Cook”), an independent compensation consultant, to provide advice on executive compensation matters. All services provided by consultants to the HFF Compensation Committee are conducted under the direction or authority of the HFF Compensation Committee, and all work performed by compensation consultants must be pre-approved by the HFF Compensation Committee. In 2018, FW Cook was engaged to review the design and competitiveness of HFF’s non-employee director compensation program. FW Cook conducted a competitive analysis to assess general industry market competitive levels and structure for director compensation. The analysis was supplemented with real estate industry data.

The HFF Compensation Committee annually assesses the independence of FW Cook pursuant to SEC rules and NYSE listing standards and in light of such rules has determined that no conflict of interest exists that would prevent FW Cook from independently representing the HFF Compensation Committee. In making this assessment, the HFF Compensation Committee considered each of the factors set forth by the SEC and the NYSE with respect to the compensation consultant’s independence.

Compensation Philosophy—Mission and Vision Statement

In connection with setting the compensation for executive officers, HFF has adopted the philosophy set forth in HFF’s Mission and Vision Statement (see below). HFF’s Mission and Vision Statement reflects HFF’s pay for value-added performance philosophy. HFF believes its Mission and Vision Statement is critical to HFF’s continued success. The foundation of HFF’s Mission and Vision Statement is based on the concept that a client’s interest must be placed ahead of HFF’s or any individual’s working for HFF. HFF’s goal is to hire and retain associates throughout the entire organization who have the highest ethical standards with the finest reputation in the industry to preserve HFF’s culture of integrity, trust and respect. HFF endeavors to promote and encourage teamwork to ensure HFF’s clients have the best team on each transaction. Without the best people, HFF believes it cannot be the best firm and achieve superior results for HFF’s clients.

To enable HFF to achieve its goals, HFF believes that it must maintain a flexible compensation structure, including equity-based compensation awards, to appropriately recognize and reward HFF’s existing and future associates who profoundly affect HFF’s future success. HFF believes the ability to reward superior performance is essential if HFF wants to provide superior results for its clients and stockholders.

The HFF Compensation Committee’s goals in structuring HFF’s compensation program for its NEOs are to:

•	provide incentives to achieve HFF’s financial objectives;

•	provide long-term incentives for the executive officers which are designed to align their interests with those of HFF’s stockholders; and

•	set compensation levels sufficiently competitive to retain and attract high quality executives and to motivate them to contribute to HFF’s success.

The HFF Compensation Committee has determined that to achieve these objectives, HFF’s executive compensation program should reward both individual and HFF’s short-term and long-term performance. To this end, the HFF Compensation Committee believes that the executive compensation provided by HFF to its executive officers should include both cash- and stock-based compensation. However, the HFF Compensation Committee does not rely on any policy or formula in determining the appropriate mix of cash and equity compensation, nor does it rely on any policy or formula in allocating long-term compensation to different forms of awards.

Given the dual roles of Messrs. Gibson, MacKenzie, Lawton and Tepedino as both executive officers of HFF and capital markets advisors of HFF LP, HFF’s executive compensation program operates in conjunction with and supplements HFF’s overall compensation system, which is intended to place significant and direct emphasis on annual production, to maintain and honor HFF’s partnership culture, to continue the alignment of employee, management and stockholder interests through HFF’s profit participation bonus plans and to enhance HFF’s succession plans for future leadership of HFF.

Setting Executive Compensation

In making compensation decisions, the HFF Compensation Committee considers the recommendations of HFF’s President, the HFF CEO and its independent consultant. The HFF Compensation Committee also considers corporate and executive performance, an executive’s level of experience and responsibility, an executive’s current compensation level and HFF’s historical compensation practices. In addition, the HFF Compensation Committee may consider information regarding compensation trends and levels from a variety of sources in making compensation decisions. However, HFF does not benchmark HFF’s executive compensation against any particular peer group, and thus the HFF Compensation Committee does not attempt to maintain or target a specific percentile with respect to a particular peer group of companies in determining compensation for NEOs.

The HFF Compensation Committee also evaluates the performance of HFF’s NEOs based on quantitative and qualitative performance criteria as described in more detail below.

Compensation-Related Risk Assessment

In developing HFF’s compensation policies, the HFF Compensation Committee considers risks associated with HFF’s compensation practices. On an annual basis, the HFF Compensation Committee and HFF conduct a risk assessment with respect to HFF’s compensation practices for executive officers and the rest of HFF’s organization. The risk assessment includes an analysis of the alignment of HFF Board’s expressed compensation philosophy and compensation goals with HFF’s strategic goals, short- and long-term focus and timing issues, compensation drivers and potential risks of each type of pay component, equity vesting periods, stock ownership and other factors.

The HFF Compensation Committee takes steps to mitigate undue risk, including having a clawback policy and stock ownership guidelines, as discussed in this CD&A. In addition, HFF’s equity compensation programs have vesting periods spanning multiple years of service, a feature designed to promote the long-term interests of its stockholders. Further, HFF’s compensation programs incorporate the use of multiple performance metrics that are designed to help balance one another and decrease the likelihood that HFF’s executives will focus on one metric to the detriment of its overall financial performance. The HFF Compensation Committee believes HFF’s compensation policies discourage excessive risk-taking. Additionally, the HFF Compensation Committee believes that none of HFF’s compensation programs create risks that are reasonably likely to have a material adverse impact on HFF.

Consideration of Stockholder Advisory Vote on Executive Compensation

In determining and approving compensation of HFF’s NEOs, the HFF Compensation Committee monitors the results of HFF’s annual advisory vote on named executive officer compensation. HFF’s stockholders approved HFF’s executive compensation program at HFF’s last annual meeting, with an approval rating of approximately 97% of the shares represented at the meeting, with broker non-votes not considered in the calculation.

Although this vote is non-binding, the HFF Compensation Committee viewed this solid endorsement of HFF’s executive compensation decisions and policies as an additional factor supporting the HFF Compensation Committee’s conclusion that its existing approach to executive compensation has been successful for HFF.    Accordingly, the HFF Compensation Committee did not make any changes to HFF’s executive compensation program in response to the 2018 stockholder advisory vote.

2018 Executive Compensation Components

HFF’s executive compensation program is comprised of three core elements:

•	base salary and commissions;

•	cash bonuses; and

•	long-term incentives, consisting of equity awards subject to multi-year vesting periods.

In making decisions with respect to any element of a NEO’s compensation, the HFF Compensation Committee considers the total current compensation that such NEO may be awarded and any previously granted unvested equity awards. The HFF Compensation Committee’s goal is to award compensation that is reasonable in relation to HFF’s compensation philosophy and objectives when all elements of potential compensation are considered.

Base Salaries and Commissions

In General.     Base salary is designed to reflect the scope of job responsibility and the day-to-day performance of the executive officer relative to his or her duties and responsibilities. As a fixed component of compensation, base salary is intended to play an important role in attracting and retaining executive talent. Given the lower base salaries, incentive compensation based on performance is intended to be on the high end of competitive levels. In determining base salaries, the HFF Compensation Committee’s practice is to review base salary levels annually and consider several factors, including but not limited to:

•	historical information regarding compensation previously paid to HFF’s named executive officers;

•	the individual’s skills and experience and level of responsibility;

•	the performance of HFF and the executive; and

•	base salaries and total compensation as compared to the market.

2018 Annualized Base Salary Levels for HFF’s Named Executive Officers

Name	2018	2017
Mark D. Gibson	$500,000	$500,000
Kevin C. MacKenzie	$500,000	$210,000
Matthew D. Lawton	$500,000	$250,000
Michael J. Tepedino	$500,000	$250,000
Gregory R. Conley	$501,481	$489,250

Base salaries are fixed in amount and thus do not encourage risk-taking. Total executive base salary compensation paid with respect to 2018 represented less than 15% of the total compensation paid to the HFF CEO; less than 28% of the total compensation paid to the HFF CFO; less than 14% of the total compensation paid to Mr. MacKenzie; less than 11% of the total compensation paid to Mr. Lawton and less than 13% of the total compensation paid to Mr. Tepedino, with the remainder being tied to performance.

Messrs. Gibson, MacKenzie, Lawton and Tepedino are also employed as capital markets advisors of HFF LP, one of the partnerships through which HFF conducts its business. In order to attract and retain top producers, such as Messrs. Gibson, MacKenzie, Lawton and Tepedino, it is critical that they share in the revenue and certain other income that they generate for the Operating Partnerships. Accordingly, these individuals are also paid for their respective service as capital markets advisors. Similar to other capital markets advisors of HFF LP, a significant portion of their compensation is based upon commissions they earn for the capital markets services revenue that they generate for HFF LP (as discussed in more detail below). In addition, Mr. Gibson is a licensed broker for HFF Securities, and is accordingly paid for his service in such capacity in the form of commission payments. HFF believes that these programs are consistent with HFF LP’s pay-for-performance policy.

Subject to satisfying certain performance thresholds, Messrs. Gibson, MacKenzie, Lawton and Tepedino and other capital markets advisors may receive commission payments up to 50% of the adjusted collected fee amount that they generate for the Operating Partnerships. Under this policy, the adjusted collected fee amount is determined based upon the gross revenue actually received by the Operating Partnerships attributable to the efforts of such capital markets advisors and after payment of all customary and appropriate fee splits with outside cooperating brokers or others. The adjusted collected fee amount is also reduced by related capital markets advisor expenses, including all applicable management plan payments, bonus pool payments to analysts, splits with other capital markets advisor and employees, and other similar compensation paid or payable to individuals involved in the generation of any commission revenue. The HFF Compensation Committee considers the total compensation of Messrs. Gibson, MacKenzie, Lawton and Tepedino relative to that of other top HFF capital markets advisors to balance the fact that each of them, by reason of their services as executive officers, must redirect much of their focus and efforts to their executive officer responsibilities as opposed to their own individual production. As a result, in 2018, the salaries of Messrs. MacKenzie, Lawton and Tepedino were increased to $500,000 to better align their compensation with their duties as executive officers which takes time away from opportunities to earn commissions and other incentives.

Incentive Compensation

In General.    Annual cash and equity-based incentive compensation are included as part of the executive compensation program to ensure that a significant portion of each NEO’s compensation is contingent on the annual performance of HFF, as well as the individual contribution of the NEO. The HFF Compensation Committee believes that this structure is appropriate because it is designed to align the interests of management and stockholders by rewarding executives for strong annual performance by HFF. Many of HFF’s executive compensation plans are tied to HFF’s performance and are designed to incentivize superior performance by rewarding income generation as well as the ability to control cost, and reduce the risk associated with a possible downturn in the markets in which HFF operates.

In addition to HFF’s base salary, commissions and cash bonuses, in connection with their services as a capital markets advisor with HFF LP, each of Messrs. Gibson, MacKenzie, Lawton and Tepedino are eligible for an annual bonus through the Operating Partnership Office Profit Participation Bonus Plan (as defined herein), and each of the named executive officers are eligible for an annual bonus through HFF Inc.’s Firm Profit Participation Bonus Plan (as defined herein). These compensation programs are described in greater detail below.

2018 Performance Bonuses

In 2018, the HFF Compensation Committee granted performance bonuses in accordance with HFF’s Executive Bonus Plan (the “Executive Bonus Plan”). Upon the grant of an Executive Bonus to an eligible recipient, the recipient receives 50% of the award in cash, payable immediately, and 50% of the award in HFF RSUs, the latter vesting over three years in equal one-third installments. The Executive Bonus Plan is administered by the HFF Compensation Committee. In 2018, all of HFF’s NEOs were eligible to participate in and receive a bonus payment under the Executive Bonus Plan.

In connection with determining the 2018 bonus amounts for the NEOs, the HFF Compensation Committee established an Executive Bonus Plan pool with a maximum payout of $9,000,000 with the actual bonus paid based upon the achievement of pre-established individual and HFF-level objectives. In particular, bonuses were dependent on performance in connection with (i) maximizing stockholder value while ensuring adherence to HFF’s Mission and Vision Statement, (ii) exploring and developing strategic alternatives for HFF’s growth and future profitability and enhanced stockholder value, (iii) ensuring that HFF’s strategic plan and budget are fully developed, presented and implemented, (iv) fostering continued strong investor relations and (v) meeting certain financial targets (i.e. budgeted revenue, operating income and Adjusted EBITDA) of HFF. In addition, the bonuses for Messrs. Gibson, MacKenzie, Lawton and Tepedino were also dependent on performance in connection with building a strong working relationship with the HFF CFO and Chief Operating Officer and continuing to support their involvement in the implementation of HFF’s strategic business goals and objectives.

After considering the outstanding 2018 performance of each of Messrs. Gibson, MacKenzie, Lawton, Tepedino, Conley and HFF in light of the individual and HFF-level objectives established by the HFF Compensation Committee and reviewing each NEO’s compensation, the HFF Compensation Committee approved NEO executive bonuses, split evenly between cash and HFF RSUs, as follows:

Name	2018 Executive Bonus(1)
Mark D. Gibson	$1,350,009
Kevin C. MacKenzie	$800,005
Matthew D. Lawton	$865,001
Michael J. Tepedino	$865,001
Gregory R. Conley	$674,983

(1)	See the section entitled “—2018 Equity Grants” below for the specific amounts of HFF RSUs granted.

The HFF Compensation Committee determined that these bonus amounts were appropriate in light of HFF’s performance discussed above, which included exceeding certain budgeted goals and the payment of a special dividend, and each NEO’s contributions to that performance.

In February 2018, the HFF Compensation Committee approved an additional compensation award in cash and equity, the latter portion being granted pursuant to the HFF, Inc. 2016 Equity Incentive Plan (the “HFF 2016 Plan”). The award recognized those individuals who play key roles in HFF’s growth and extraordinary operating performance, and also HFF’s future leaders. Pursuant to those awards, each of Messrs. Gibson, Lawton and Tepedino received awards comprised of $230,095 in cash and HFF RSUs covering 4,901 shares of HFF common stock, and Mr. Conley received an award comprised of $48,482 in cash and HFF RSUs covering 1,033 shares of HFF common stock. The HFF RSUs are subject to vesting over the three years immediately following the grant date. Mr. MacKenzie did not receive a special compensation award in February 2018. As a result of 2018 being his first year serving on HFF’s Executive Committee, Mr. MacKenzie’s awards were increased to reflect his performance and additional responsibilities. In light of his awards, the HFF Compensation Committee determined that Mr. MacKenzie’s compensation level was adequate and did not include him for receiving an additional award commensurate with HFF’s other NEOs.

Under his employment agreement, Mr. Conley is eligible to receive an annual cash bonus in an amount up to 50% of his base salary. The HFF Compensation Committee may also, in its discretion, establish target bonuses and award performance bonuses in excess of such amounts. The HFF Compensation Committee set Mr. Conley’s target 2018 bonus opportunity at $250,740, or 50% of his base salary. In determining Mr. Conley’s actual bonus payout, the HFF Compensation Committee consulted with Mr. Gibson and considered his assessment of Mr. Conley’s performance, as outlined in a written performance review. The performance factors considered by the HFF Compensation Committee in connection with awarding such incentive bonuses included Mr. Conley’s (i) implementation and execution of HFF’s business plan, (ii) managing and recommending improvements in HFF’s operations, including HFF’s credit facilities, and internal efficiencies, (iii) managing and administering HFF’s support functions and (iv) individual performance and achievements. In connection with awarding a bonus to Mr. Conley separate from the HFF Executive Bonus described above, the HFF Compensation Committee also considered his performance in connection with the preparation of HFF’s financial statements and maintaining effective internal controls. After considering Mr. Gibson’s recommendations, competitive data provided by FW Cook and the performance factors noted above, the HFF Compensation Committee approved a cash bonus of $500,000 for Mr. Conley, or approximately 200% of his target bonus. The HFF Compensation Committee determined that this bonus amount was appropriate in light of the strong performance of Mr. Conley in his areas of responsibility.

Profit Participation Bonus Plans

Operating Partnership Profit Participation Bonus Plans. The Profit Participation Bonus Plan of each of HFF LP and HFF Securities (each, an “Office Profit Participation Bonus Plan”) is designed to reward an office or line of business for an exceptionally productive year. In addition, the Office Profit Participation Bonus Plans reward income generation as well as the ability of an office or line of business to control costs. HFF believes this element of compensation is integral to HFF LP’s and HFF Securities’ compensation practices because it provides an understandable incentive to each of HFF’s offices and lines of business and allows us to reward superior performance. Each Office Profit Participation Bonus Plan generally provides that offices or lines of business that generate profit margins for their office or line of business of 14.5% or more are entitled to incentive payments that are equal to, in the aggregate, 15% of net income from the office. The allocation of the profit participation bonus and how it is shared within the office or line of business are determined by the office or business head in consultation with the managing member of the Operating Partnerships. Each Office Profit Participation Bonus Plan provides that the HFF Board, or any appropriate committee thereof, may elect to pay up to 50% of the profit participation bonuses payable under the applicable Office Profit Participation Bonus Plan in the form of equity-based awards granted under the HFF 2016 Plan, which awards may be subject to vesting conditions. Starting with the 2015 awards, the HFF Compensation Committee’s practice has been to provide 50% of the award in cash, payable immediately, and 50% of the award in equity (in the form of HFF RSUs), the latter to vest in three equal annual installments beginning on the first anniversary of the grant date.

Messrs. Gibson, MacKenzie, Lawton and Tepedino are eligible to participate in the Office Profit Participation Bonus Plans and each received an office profit participation bonus under the Office Profit Participation Bonus Plans in 2019 related to 2018 performance as follows:

Name	2018 Office Profit Participation Bonus(1)
Mark D. Gibson	$300,002
Kevin C. MacKenzie	$713,323
Matthew D. Lawton	$328,560
Michael J. Tepedino	$291,999

(1)	See the section entitled “—2018 Equity Grants” below for the number of HFF RSUs granted.

With respect to 2018, and consistent with past practice, the HFF Compensation Committee determined to provide 50% of each Office Profit Participation Bonus Plan award in cash, payable immediately, and 50% of the award in the form of HFF RSUs, with one-third of the HFF RSUs to vest on each of the first, second and third anniversaries of February 20, 2019.

Firm Profit Participation Plan.    HFF also maintains HFF’s Firm Profit Participation Bonus Plan (the “Firm Profit Participation Bonus Plan”), under which all of HFF’s NEOs are eligible for an annual bonus. The purpose of the Firm Profit Participation Bonus Plan is to encourage and reward firm-wide collaboration and broad stewardship and to promote the financial success of HFF and the Operating Partnerships as well as succession planning for the future. For each calendar year, if HFF achieves a 17.5% or greater adjusted operating income margin, a bonus pool is created in an amount equal to a percentage of HFF’s adjusted operating income, ranging from 15% to 25%, depending on the actual adjusted operating income margin thresholds achieved, ranging from 17.5% to 27.5%. The HFF Board, or any appropriate committee thereof, may elect to pay up to two-thirds of the profit participation bonuses payable under the Firm Profit Participation Bonus Plan in the form of equity-based awards pursuant to the 2016 Plan. The HFF Compensation Committee’s practice starting with the 2015 awards has been to provide 50% of each award in cash, payable immediately, and 50% of the award in equity (in the form of HFF RSUs), the latter to vest in three equal annual installments beginning on the first anniversary of the grant date.

Messrs. Lawton and Tepedino received a profit participation bonus under the Firm Profit Participation Bonus Plan in 2019 related to 2018 performance as set forth below. No other NEO received a profit participation bonus under the Firm Profit Participation Bonus Plan in 2019 related to 2018 performance.

Name	2018 Firm Profit Participation Bonus(1)
Mark D. Gibson	$—
Kevin C. MacKenzie	$—
Matthew D. Lawton	$185,005
Michael J. Tepedino	$185,005
Gregory R. Conley	$—

(1)	See the section entitled “—2018 Equity Grants” below for the number of HFF RSUs granted.

With respect to 2018, and consistent with past practice, the HFF Compensation Committee determined to provide 50% of each Firm Profit Participation Bonus Plan award in cash, payable immediately, and 50% of the award in the form of HFF RSUs, with one-third of the HFF RSUs to vest on each of the first, second and third anniversaries of February 20, 2019.

Equity-Based Long-Term Incentive Program

The HFF Board believes that compensation paid to executive officers should be closely aligned with HFF’s performance on both a short-term and long-term basis, and that their compensation should assist HFF in recognizing and rewarding key executives who profoundly affect HFF’s future success through their value-added performances. Therefore, HFF has adopted and maintains an incentive compensation plan, the HFF 2016 Plan. The HFF 2016 Plan is designed to enable HFF to grant equity awards that align management’s performance objectives with the interests of HFF’s stockholders. Awards under the HFF 2016 Plan are administered by the HFF Compensation Committee.

All grants of equity compensation to NEOs, including those made in connection with the Executive Bonus Plan, the Office Profit Participation Bonus Plans and the Firm Profit Participation Bonus Plan, are reviewed and approved by the HFF Compensation Committee and granted under the HFF 2016 Plan. Whether grants of equity awards are made outside of these specific programs, and the type and size of any such grants, may be based upon, among other factors, HFF and individual performance and the individual’s position held, years of service, level of experience and potential of future contribution to HFF’s success. The HFF Compensation Committee may also consider long-term incentive grants previously awarded to the NEO, long-term incentive grants given to other executive officers throughout HFF’s history and grant practices at comparable companies.

2018 Equity Grants

As described above, with respect to fiscal year 2018, HFF made the following equity grants under the HFF 2016 Plan as part of the (i) profit participation plans (including grants under both the Office Profit Participation Plans and the Firm Profit Participation Plan), (ii) the Executive Bonus Plan and (iii) a one-time additional compensation award granted in February 2018 as discussed in more detail above under the section entitled “2018 Performance Bonuses”:

	Profit Participation Bonus		Executive Bonus		Additional Compensation Awards
Name	No. of RSUs	Grant Date Fair Value	No. of RSUs	Grant Date Fair Value	No. of RSUs	Grant Date Fair Value
Mark D. Gibson	3,522	$150,002	15,849	$675,009	4,901	$230,102
Kevin C. MacKenzie	8,374	$356,649	9,392	$400,005	—	$—
Matthew D. Lawton	6,029	$256,775	10,155	$432,501	4,901	$230,102
Michael J. Tepedino	5,600	$238,504	10,155	$432,501	4,901	$230,102
Gregory R. Conley	—	$—	7,924	$337,483	1,033	$48,499

One-third of each of the awards will vest on each of the first, second and third anniversaries of the applicable grant date, subject to the individual’s continuous employment with HFF through the applicable vesting date. These equity awards are subject to accelerated vesting in the event that HFF terminates the executive’s employment without cause or due to the executive’s disability, if the executive terminates his employment for “good reason” or if the executive’s employment terminates due to the executive’s death. See also the section entitled “—2018 Potential Payments Upon Termination” below. In the event that HFF declares a dividend, the holder of such awards will be entitled to receive dividend equivalents payable with respect to the common stock underlying unvested HFF RSUs in the form of HFF common stock subject to the same vesting, settlement and other restrictions as apply to the HFF RSUs to which such dividend equivalents relate.

HFF has no formal program, plan or practice to time equity grants to its executives in coordination with the release of material non-public information.

The awards are reflected as 2018 compensation in the “Stock Awards” column in the Summary Compensation Table below.

Other Compensation and Perquisite Benefits

In addition to the principal categories of compensation described above, HFF provides its NEOs with coverage under its broad-based health and welfare benefits plans, including medical, dental, vision, disability and life insurance. HFF also sponsors a 401(k) plan (the “401(k) plan”). The 401(k) plan is a tax-qualified retirement savings plan pursuant to which all employees, including the NEOs, may contribute up to the limit prescribed by the Code on a before-tax basis. HFF’s NEOs may receive employer contributions consistent with the terms of the 401(k) plan generally applicable to other participants in the plan.

All contributions made by a participant vest immediately and matching contributions by HFF are fully vested after two years of service. These benefits are not tied to any individual or corporate performance objectives and are intended to be part of an overall competitive compensation program.

The NEOs are not generally entitled to benefits that are not otherwise available to all of HFF’s employees. In this regard, HFF does not provide pension arrangements (other than the 401(k) plan), post-retirement health coverage or similar benefits for its executives.

Employment Agreements

A general description of the employment agreements of HFF’s NEOs, including a specific description of the components of each such NEO’s compensation, is included in the section entitled “Summary Compensation Table—Employment Agreement” beginning on page 82.

Clawback Policy

HFF maintains a clawback policy that covers the executive performance bonus pool, which requires that payouts under the executive performance bonus guidelines not be adjusted based on any information that becomes available at any time following the determination date of such payout amount, absent fraud, accounting irregularities, willful misconduct, gross negligence or manifest error, provided that, for two years following the awarding of any bonus amount under such plans, the award will be subject to a clawback in the event that there is a material restatement of HFF’s financial statements for the applicable fiscal year.

For further detail regarding the Office Profit Participation Bonus Plans and the Firm Profit Participation Bonus Plan, see the description under the section entitled “Profit Participation Bonus Plans” above.

Stock Ownership Guidelines

HFF maintains a policy requiring that the HFF CEO own HFF common stock equal in value to at least five times the HFF CEO’s base salary within a period of five years from the date appointed. In addition, HFF’s NEOs

(including the HFF CEO) are required to own shares of HFF common stock equal to at least 55% of the after-tax shares received by the NEO pursuant to equity-based compensation awards, unless the NEO’s holdings already exceed a minimum number of shares based on the lower of a (i) minimum share count or (ii) minimum dollar holding. Shares that count towards satisfaction of the requirements include (i) HFF RSUs which have vested and been settled in shares of HFF common stock and are owned outright by a NEO or his or her immediate family members residing in the same household, (ii) HFF RSUs which have vested and been settled in shares of HFF common stock are held in trust for the benefit of the NEO or his or her family and (iii) shares of HFF common stock received by a NEO, net of tax withholding, pursuant to equity-based compensation awards awarded by HFF to the NEO. Unsettled HFF RSUs and all unexercised stock options, even if vested and in-the-money, are not counted in the determination of the satisfaction of the guidelines. Ownership in an amount greater than the stated level is encouraged.

The following table indicates the current share ownership of HFF’s NEOs relative to the guidelines as of May 24, 2019, when the price per share of HFF common stock at the close of trading on the NYSE was $44.30. Each of the NEOs were in compliance with HFF’s stock ownership guidelines.

Name	Shares of Common stock Owned	Value at May 24, 2019 ($)	Minimum After Tax Shares(1)	Minimum Number of Shares Owned	Minimum Dollar Holdings (in millions of $)
Mark D. Gibson	306,519	$13,578,792	20,805	100,000	$6.0
Kevin C. MacKenzie	79,331	$3,514,363	22,328	100,000	$6.0
Matthew D. Lawton	218,419	$9,675,962	37,474	100,000	$6.0
Michael J. Tepedino	83,480	$3,698,164	37,191	100,000	$6.0
Gregory R. Conley	52,131	$2,309,403	27,022	17,500	$1.0

(1)	Represents fifty-five percent (55%) of the after-tax shares received pursuant to equity-based compensation awards granted by HFF.

Anti-Hedging and Pledging Policies

HFF prohibits directors, officers and employees, including HFF’s NEOs, from engaging in hedging or pledging transactions involving HFF common stock.

Tax and Accounting Implications

Deductibility of Certain Compensation

Section 162(m) of the Code limits the federal tax deductions that may be claimed by a public company for compensation paid to certain individuals to $1,000,000, except that, in 2017 and prior years, compensation exceeding such threshold could be deducted if it met the requirements to be considered “performance-based” compensation within the meaning of Section 162(m).

The Tax Cuts and Jobs Act, passed by Congress in December 2017, eliminated the “performance-based” compensation exemption under Section 162(m) of the Code. Therefore, for 2018 and subsequent years, compensation paid to HFF’s CEO, CFO and to each other NEO generally will not be deductible for federal income tax purposes to the extent such compensation exceeds $1,000,000, regardless of whether such compensation would have been considered “performance-based” under prior law. This limitation on deductibility applies to each individual who is a “covered employee” (as defined in Section 162(m)) in 2017 or who becomes a covered employee in any future year, and continues to apply to each such individual for all future years, regardless of whether such individual remains an NEO. There is, however, a transition rule that allows “performance-based” compensation in excess of $1,000,000 to continue to be deductible if the remuneration is provided pursuant to a binding contract which was in effect on November 2, 2017 and which was not subsequently materially modified. The HFF Compensation Committee believes that HFF’s stockholders’ interests are best served by not restricting the HFF Compensation Committee’s discretion in structuring compensation programs, and thus the HFF Compensation Committee intends to maintain flexibility to pay compensation that is not entirely deductible when the best interests of HFF make that advisable. In approving the amount and form of compensation for the NEOs, the HFF Compensation Committee will continue to consider all elements of cost to HFF of providing such compensation, including the potential impact of Section 162(m).

The HFF Compensation Committee considers the accounting impact in connection with equity compensation matters; however, these considerations do not significantly affect decisions regarding grants of equity compensation.

HFF COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be “soliciting material” or “filed” or “incorporated by reference” in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that HFF specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The Compensation Committee of HFF has reviewed and discussed the above HFF Compensation Discussion and Analysis with HFF management and, based on such review and discussion, the HFF Compensation Committee recommended to the HFF Board that the Compensation Discussion and Analysis be included in this proxy statement/prospectus.

HFF COMPENSATION COMMITTEE

Lenore M. Sullivan, Committee Chairman

George L. Miles, Jr.

Deborah H. McAneny

Morgan K. O’Brien

HFF MISSION AND VISION STATEMENT

HFF’s goal is to always put the client’s interest ahead of the firm and every individual within the firm.

HFF will endeavor to strategically grow to achieve its objective of becoming the best and most dominant “one-stop” commercial real estate and capital markets intermediary offering the following:

•	All forms of Debt Placement Solutions and Services;

•	Investment Sales Services;

•	Entity and Project Level Equity Services and Placements as well as all forms of Structured Finance Solutions;

•	Private Equity, Investment Banking and Advisory Services;

•	Loan Sales and Distressed Asset Sales; and

•	Commercial Loan Servicing (Primary and Sub-servicing).

HFF’s goal is to hire and retain associates who have the highest ethical standards and the best reputations in the industry to preserve its culture of integrity, trust and respect and to promote and encourage teamwork to ensure its clients have the “best team on the field” for each transaction. Simply stated, without the best people, HFF cannot be the best firm.

To ensure HFF achieves its goals and aspirations and provide outstanding results for its stockholders, HFF must maintain a flexible compensation and ownership package to appropriately recognize and reward its existing and future associates who profoundly contribute to its success through their value-added performance. The ability to reward extraordinary performance is essential in providing superior results for its clients while appropriately aligning its interests with its stockholders.

2018 SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned during fiscal 2018 and, to the extent required by applicable SEC compensation disclosure rules, fiscal 2016 and 2017. The fiscal 2018 named executive officers were: Mark D. Gibson, CEO, Gregory R. Conley, CFO, Kevin C. MacKenzie, Executive Managing Director, Matthew D. Lawton, Executive Managing Director, and Michael J. Tepedino, Executive Managing Director.

	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation (Cash) ($)(3)	All Other Compensation ($)(4)	Total ($)
Mark D. Gibson, Chief Executive Officer	2018	500,000	1,090,392	1,055,113	825,000	91,483	3,561,988
	2017	500,000	3,090,310	764,770	764,726	53,199	5,173,005
	2016	500,000	2,008,125	642,507	642,500	5,984	3,799,116

Gregory R. Conley, Chief Financial Officer	2018	501,481	548,482	385,982	337,500	41,471	1,814,916
	2017	489,250	450,000	209,961	210,000	41,405	1,400,616
	2016	475,000	356,200	200,010	200,000	30,527	1,261,737

Kevin C. MacKenzie, Executive Managing Director(5)	2018	500,000	1,506,616	756,654	756,674	130,953	3,650,897

Matthew D. Lawton, Executive Managing Director	2018	500,000	2,700,065	919,378	689,290	89,623	4,898,356
	2017	250,000	2,170,504	631,055	631,025	101,064	3,783,648
	2016	250,000	1,943,673	526,584	526,580	78,392	3,325,229

Michael J. Tepedino, Executive Managing Director	2018	500,000	1,956,680	901,107	671,000	91,871	4,120,658
	2017	250,000	2,574,400	710,025	710,000	82,873	4,327,298
	2016	250,000	2,731,571	586,516	586,501	70,366	4,224,954

(1)

Represents commissions paid to Messrs. Gibson, MacKenzie, Lawton and Tepedino, annual cash bonuses paid to Mr. Conley and the cash portion of the one-time additional compensation awards granted in February 2018. Messrs. Gibson, Lawton and Tepedino each received $230,095 and Mr. Conley received $48,482 related to the cash portion of the one-time additional compensation award, respectively. Mr. MacKenzie did not receive an additional compensation award in February 2018.

(2)

See the table “Compensation Paid in the Form of Equity Awards” below for a description of the incentive plan compensation paid in the form of stock awards as well as the equity award component of the one-time additional compensation award granted in February 2018. Amounts reflect the grant date fair value of stock awards and are calculated in accordance with the provisions of FASB Accounting Standards Codification Topic 718 Compensation—Stock Compensation (“ASC Topic 718”), and assume no forfeiture rate derived in the calculation of the grant date fair value of these awards. See Note 3 “Stock Compensation” to HFF’s audited financial statements included in HFF’s Annual Report on Form 10-K for the year ended December 31, 2018 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019) for discussion regarding the valuation of HFF’s stock awards.

(3)	See the “Non-Equity Incentive Plan Compensation Summary Table” below for a description of the non-equity incentive plan compensation paid.
(4)	See the “All Other Compensation Summary Table” below for a description of other compensation amounts paid.
(5)	Kevin C. MacKenzie was not an NEO prior to the 2018 fiscal year.

Non-Equity Incentive Plan Compensation Summary Table

	Year	Executive Bonus (Cash) ($)	Office Profit Participation Bonus (Cash) ($)	Firm Profit Participation Bonus (Cash) ($)	Total Non-Equity Incentive Plan Compensation (Cash) ($)
Mark D. Gibson, Chief Executive Officer	2018	675,000	150,000	—	825,000
	2017	500,000	164,726	100,000	764,726
	2016	292,599	167,500	182,401	642,500

Gregory R. Conley, Chief Financial Officer	2018	337,500	—	—	337,500
	2017	175,000	—	35,000	210,000
	2016	87,500	—	112,500	200,000

Kevin C. MacKenzie, Executive Managing Director	2018	400,000	356,674	—	756,674

Matthew D. Lawton, Executive Managing Director	2018	432,500	164,290	92,500	689,290
	2017	250,000	131,025	250,000	631,025
	2016	96,300	129,079	301,201	526,580

Michael J. Tepedino, Executive Managing Director	2018	432,500	146,000	92,500	671,000
	2017	250,000	210,000	250,000	710,000
	2016	96,300	189,000	301,201	586,501

Compensation Paid in the Form of Equity Awards

	Year	Executive Bonus (Stock) ($)(1)	Office Profit Participation Bonus (Stock) ($)(1)	Firm Profit Participation Bonus (Stock) ($)(1)	Additional Equity Compensation Award (Stock) ($)(1)	Total Stock Awards (Stock) ($)(1)
Mark D. Gibson, Chief Executive Officer	2018	675,009	150,002	—	230,102	1,055,113
	2017	500,018	164,748	100,004	—	764,770
	2016	292,606	167,496	182,405	—	642,507

Gregory R. Conley, Chief Financial Officer	2018	337,483	—	—	48,499	385,982
	2017	174,983	—	34,978	—	209,961
	2016	87,497	—	112,513	—	200,010

Kevin C. MacKenzie, Executive Managing Director	2018	400,005	356,649	—	—	756,654

Matthew D. Lawton, Executive Managing Director	2018	432,501	164,270	92,505	230,102	919,378
	2017	250,009	131,037	250,009	—	631,055
	2016	96,300	129,082	301,202	—	526,584

Michael J. Tepedino, Executive Managing Director	2018	432,501	145,999	92,505	230,102	901,107
	2017	250,009	210,007	250,009	—	710,025
	2016	96,300	189,014	301,202	—	586,516

(1)

Represents the grant date fair value of HFF RSUs for the 2016, 2017, and 2018 fiscal years, respectively, and are calculated in accordance with the provisions of ASC Topic 718, and assume no forfeiture rate derived in the calculation of the grant date fair value of these awards. See Note 3 “Stock Compensation” to HFF’s audited financial statements included in HFF’s Annual Report on Form 10-K for the year ended December 31, 2018 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019) for discussion regarding the valuation of HFF’s stock awards. All grants of awards were made in the form of HFF RSUs, which HFF RSUs are subject to a three-year vesting schedule with one-third of the shares subject to each grant vesting on each of the first, second and third anniversaries of the grant date. The number of HFF RSUs granted in February 2019 with respect to incentive compensation earned for fiscal year 2018, as well as the number of HFF RSUs granted in respect of the one-time additional compensation award granted in February 2018, are set forth in the section entitled “Compensation Discussion and Analysis—Equity-Based Long-Term Incentive Program—2018 Equity Grants” beginning on page 73.

All Other Compensation Summary Table

	Year	Imputed Income on Group Term Life Insurance ($)	Life Insurance Premiums ($)	401(k) Match ($)	Dividend Shares ($)(1)	Imputed Income on Parking Expenses ($)	Total ($)
Mark D. Gibson, Chief Executive Officer	2018	3,424	564	5,000	82,495	—	91,483
	2017	803	179	5,000	47,217	—	53,199
	2016	805	179	5,000	—	—	5,984

Gregory R. Conley, Chief Financial Officer	2018	3,328	543	5,000	30,902	1,698	41,471
	2017	804	179	5,000	34,166	1,256	41,405
	2016	804	179	5,000	23,614	930	30,527

Kevin C. MacKenzie, Executive Managing Director	2018	375	192	5,000	125,386	—	130,953

Matthew D. Lawton, Executive Managing Director	2018	3,429	564	5,000	80,630	—	89,623
	2017	806	179	5,000	95,079	—	101,064
	2016	806	179	5,000	67,845	4,562	78,392

Michael J. Tepedino, Executive Managing Director	2018	3,423	420	5,000	83,028	—	91,871
	2017	436	179	5,000	77,258	—	82,873
	2016	436	179	5,000	64,751	—	70,366

(1)

Represents the grant date fair value of HFF RSUs (dividend equivalent units) related to unvested and vested but not settled HFF RSU awards for dividends paid on February 21, 2018, February 21, 2017 and February 18, 2016. Amounts are calculated in accordance with the provisions of ASC Topic 718, and assume no forfeiture rate derived in the calculation of the grant date fair value. See Note 3 “Stock Compensation” to HFF’s audited financial statements included in HFF’s Annual Report on Form 10-K for the year ended December 31, 2018 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019) for discussion regarding the valuation of HFF’s stock awards.

Pay Ratio Disclosure

HFF is required to disclose the median of the annual total compensation of all of HFF’s employees (excluding the HFF CEO) and the ratio of the HFF CEO’s total compensation to the median of the annual total compensation of all of HFF’s employees (excluding the HFF CEO). HFF believes that the pay ratio below is a reasonable estimate calculated in a manner consistent with the applicable rules based upon HFF’s internal records and the methodology described below. Except as specified below, to determine this ratio, HFF utilized the full-time and part-time employees of HFF and its consolidated subsidiaries employed as of December 31, 2018. At the end of 2018, HFF and its consolidated subsidiaries had approximately 1,074 employees, of which 1,066 employees were full-time employees and 8 employees were part-time employees (HFF and its consolidated subsidiaries had no temporary employees as of December 31, 2018). Approximately 97% of HFF’s workforce is salaried and the remaining 3% of HFF’s workforce earns hourly wages. Under the de minimis exception, HFF excluded approximately 20 employees in the United Kingdom, which represents less than five percent of HFF’s total employee population. HFF does not have employees in any jurisdictions other than the United States and the United Kingdom. After applying the de minimis exception, there were approximately 1,054 employees for purposes of the pay ratio disclosure.

HFF identified its median employee by using total compensation from HFF’s payroll records as of December 31, 2018. No assumptions, adjustments, or estimates with respect to compensation were made, except that the compensation was annualized for all full-time and part-time employees who began employment during 2018. HFF’s median employee is a real estate analyst who has been an employee for approximately 3.5 years. The median employee’s total compensation was recalculated using the same methodology used to calculate the total compensation of the HFF CEO as set forth in the section entitled “2018 Summary Compensation Table” beginning on page 79. The median employee’s total compensation as so calculated was $124,294, and the total compensation of the HFF CEO was $3,561,988. Accordingly, the ratio of the annual total compensation of the HFF CEO to the annual total compensation of the median employee of HFF, except the HFF CEO, is approximately 29:1.

The rules for identifying the median employee and calculating the pay ratio allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. The pay ratio stated above is calculated consistent with applicable guidance governing the permitted use of adjustments described above. The pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Employment Agreements

Mark D. Gibson, Matthew D. Lawton, Michael J. Tepedino and Kevin C. MacKenzie

HFF LP and each of Messrs. Gibson, Lawton and Tepedino are parties to an amended and restated employment agreement in respect of their capacity as capital markets advisors on terms and conditions substantially identical to the employment agreements between HFF LP and the members of HFF Holdings who were employed as capital markets advisors at the time of HFF’s initial public offering. Such employment agreements were amended on June 30, 2010. HFF LP also has an employment agreement with Kevin C. MacKenzie, who has been employed by HFF LP since 2004.

The agreements provide for salary, bonuses, commission sharing, draws against commissions, bonuses and other income allocations as established from time to time by Holliday GP at the direction of the HFF Board after consideration of the recommendation and advice of the operating (or executive) committee and managing member of HFF Partnership Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of HFF (“HoldCo LLC”). The four executives are each provided with welfare benefits and other fringe benefits to the same extent as those benefits are provided to HFF’s other similarly situated employees.

HFF did not enter into a new employment agreement with Mr. Gibson in respect of his current service as HFF’s CEO.

Gregory R. Conley

HFF has an employment agreement with Gregory R. Conley (the “2007 Employment Agreement”), who has served as the CFO since being hired in 2007. Pursuant to the terms of his employment agreement with HFF, Mr. Conley serves as the CFO until his employment is terminated by HFF or by Mr. Conley.

Under the 2007 Employment Agreement, the compensation package of Mr. Conley is comprised of the following elements:

•

Base Salary. The employment agreement establishes a base salary for the first year of the agreement. The HFF Compensation Committee, in consultation with the HFF CEO, will review the executive officer’s base salary annually to ensure that the proper amount of compensation is being paid to such executive officer commensurate with his service performed for HFF. The HFF Compensation Committee may increase, but not decrease, such base salary in its sole discretion.

•

Annual Cash Bonus. Mr. Conley is eligible to receive an annual cash bonus, in an amount up to 50% of his base salary, based upon his achievement of certain pre-determined financial or strategic performance goals established by HFF from time to time. The HFF Compensation Committee may also, in its discretion, fix target bonuses and award performance bonuses in excess of such amounts.

•

Other Benefits. Mr. Conley is eligible to participate in HFF’s retirement, welfare and other fringe benefits to the same extent as those benefits are provided to HFF’s other similarly situated employees.

HFF entered into an amended and restated employment agreement with Mr. Conley on March 18, 2019 (the “2019 Employment Agreement”). The 2019 Employment Agreement amended and restated the 2007 Employment Agreement. Certain material terms of Mr. Conley’s 2019 Employment Agreement are as follows:

The compensation package of Mr. Conley is comprised of the following elements:

•

Base Salary. Mr. Conley will receive an annual base salary of $501,480. The HFF Compensation Committee, in consultation with the HFF CEO, will review the base salary annually and may, in the HFF Compensation Committee’s sole discretion, increase, but not decrease, such base salary.

•

Annual Cash Bonus. Mr. Conley will be eligible to receive an annual cash bonus of up to 100% of his base salary, as determined by the HFF Compensation Committee, based on his achievement of pre-determined financial or strategic performance goals established by HFF from time to time, in its sole and absolute discretion.

•

Other Benefits. Mr. Conley will be eligible to receive cash and/or equity consideration under compensation plans and programs then in place at HFF for its executive employees (including, without limitation, HFF’s Firm Profit Participation Plan and Executive Bonus Plan), as determined by the HFF Compensation Committee.

For a description of payments and benefits that Mr. Conley may receive in connection with a termination of his employment, please see the section entitled “—2018 Potential Payments Upon Termination” below.

Non-Disclosure, Non-Disparagement and Other Restrictive Covenants

Pursuant to the employment agreements described above, HFF entered into non-disclosure, non-disparagement and other restrictive covenants with Messrs. Gibson, MacKenzie, Lawton and Tepedino and non-disclosure and other restrictive covenants with Mr. Conley. The following are descriptions of the material terms of each covenant.

The non-disclosure, non-disparagement and other restrictive covenants provide as follows:

•	Non-Disclosure. Each of Messrs. Gibson, MacKenzie, Lawton, Tepedino and Conley are required, whether during or after their employment, to hold all “confidential information” in trust for HFF and are prohibited from using or disclosing such confidential information except as necessary in the regular course of HFF’s business or that of its affiliates.

•

Non-Disparagement. Each of Messrs. Gibson, MacKenzie, Lawton, Tepedino and Conley are not permitted to, except as legally compelled, make any statement to third parties that would have a material adverse impact on the business or business reputation of HFF or HFF’s affiliates and HFF and HFF’s affiliates are not permitted to, except as legally compelled, make any statements to third parties that would have a material adverse impact on the business or business reputation of, as the case may be, Messrs. Gibson, MacKenzie, Lawton, Tepedino and Conley.

•

Specific Performance. In the case of any breach of the employment agreement, including the non-competition, non-disclosure, non-solicitation and other restrictive covenants thereof, Messrs. Gibson, MacKenzie, Lawton, Tepedino and Conley each agreed that, in addition to any other right HFF may have at law, equity or under any agreement, HFF is entitled to immediate injunctive relief and may obtain a temporary or permanent injunction or other restraining order.

2018 Potential Payments Upon Termination

Mr. Conley’s 2007 Employment Agreement contained provisions providing for payments by HFF following the termination of his employment by HFF without cause or by Mr. Conley for good reason. Under the 2007 Employment Agreement, if Mr. Conley’s employment were terminated by HFF without cause or by Mr. Conley for good reason, he would be entitled to receive continued payment of his base salary for a period of twelve months following such termination, the benefits provided under HFF’s employee benefit plans and programs, continuation of group health plan benefits for twelve months after the date of termination, accelerated vesting of 50% of his unvested HFF RSUs and unvested stock options, if any, and 90 days to exercise any vested stock options, if any. In addition, pursuant to the HFF 2016 Plan, the HFF, Inc. 2006 Omnibus Incentive Compensation Plan (the “HFF 2006 Plan,” and together with the HFF 2016 Plan, the “HFF Omnibus Plans”) and the applicable award agreements, all of Mr. Conley’s outstanding unvested HFF RSUs or other equity-based awards will become 100% vested if Mr. Conley’s employment is terminated at any time by HFF without cause, by Mr. Conley for good reason, due to his disability or upon a termination resulting from Mr. Conley’s death. “Cause” was defined under the 2007 Employment Agreement as (i) gross misconduct or gross negligence in the performance of one’s duties as HFF’s employee, (ii) conviction or pleading nolo contendere to a felony or a crime involving moral turpitude, (iii) significant nonperformance of an executive’s duties as HFF’s employee, (iv) material violation of HFF’s established policies and procedures or (v) material violation of the 2007 Employment Agreement. “Good reason” was defined under the 2007 Employment Agreement as (i) a significant reduction of duties or authority, (ii) a reduction in base salary without the executive’s consent, (iii) a reduction in the executive’s bonus opportunity, (iv) a significant change in the location of the executive’s principal place of employment and (v) material violation of the 2007 Employment Agreement.

Under the 2019 Employment Agreement, in the event Mr. Conley’s employment is terminated by HFF without “cause,” by Mr. Conley with “good reason” or due to HFF’s non-renewal of the term prior to March 18, 2022, subject to execution of a release of claims in favor of HFF and its subsidiaries and affiliated entities, Mr. Conley will receive (i) the benefits provided solely in accordance with the applicable terms of HFF’s employee benefit plans and programs, including, but not limited to, the HFF Omnibus Plans (including the change in control provisions thereof, as applicable), except to the extent specifically provided otherwise in clause (iv) below, (ii) continuation of his base salary for a period of thirty months following the date of termination, (iii) payment of an amount equal to 2.5 times the greater of the cash bonuses and other incentive compensation paid to Mr. Conley during either of the two years preceding the year in which the date of termination occurs, (iv) reimbursement of all premiums for continuation of group health plan benefits for a period of eighteen months following the date of termination, provided that Mr. Conley validly elects and remains eligible for continuation coverage under such plans pursuant to COBRA, and (v) vesting of 100% of his unvested HFF RSUs, if any, and 100% of unvested options awarded under the HFF Omnibus Plans, if any, effective on the date of termination. Mr. Conley will have 90 days following the date of such termination in which to exercise any vested options.

If Mr. Conley’s employment is terminated for any reason other than by HFF without cause or by Mr. Conley for good reason (including by HFF with cause, by Mr. Conley without good reason, or due to death or disability), then under the 2007 Employment Agreement Mr. Conley will only be entitled to all earned, unpaid base salary and the benefits provided under HFF’s employee benefit plans and programs. In addition, the 2019 Employment Agreement provides that Mr. Conley will be permitted to exercise vested stock options for a period of 30 days following termination due to a voluntary resignation and for a period of one year following a termination due to death or disability. For a termination due to cause, Mr. Conley will not be permitted to exercise any of his stock options following termination. The terms governing such a termination of Mr. Conley’s employment under the 2019 Employment Agreement are substantially similar to those contained in the 2007 Employment Agreement.

HFF does not provide excise tax gross-up payments to anyone under an existing employment agreement or otherwise.

Each of Mr. Gibson’s, Mr. MacKenzie’s, Mr. Lawton’s and Mr. Tepedino’s employment agreements do not provide for any potential severance payments by HFF upon the termination of the executive’s employment. However, pursuant to the award agreements governing their outstanding HFF RSUs, all outstanding unvested HFF RSUs held by the executive will become 100% vested if the executive’s employment is terminated at any time by HFF without cause, by the executive for good reason, due to the executive’s disability or upon a termination resulting from the executive’s death.

With respect to such equity awards, “Cause” is generally defined as (i) gross misconduct or gross negligence in the performance of the executive’s duties under their employment agreement; (ii) conviction of a crime; (iii) significant nonperformance of the executive’s duties under their employment agreement; (iv) material violation of HFF’s established policies and procedures and (v) material violation of the terms of the executive’s employment agreement. Furthermore, “Good Reason” is defined under the respective equity awards as (i) a significant reduction of the executive’s duties or authority, (ii) a reduction in base salary without the executive’s consent, (iii) a reduction in the executive’s bonus opportunity and (iv) a significant change in the location of the executive’s principal place of employment.

The tables below set forth the amounts that the HFF NEOs would be entitled to receive upon either a change in control or certain terminations of employment, in either case, occurring on December 31, 2018. The amounts in the table below for Mr. Conley reflect the payments that would be due to him under the 2007 Employment Agreement. The amounts relating to the accelerated vesting of RSUs were determined using a per share price of $33.16, which was the closing price of HFF common stock on December 31, 2018.

Mark D. Gibson

Benefit	Termination Due to Death or Disability	Change in Control (without termination of employment)	Resignation for Good Reason or Termination by HFF Without Cause Prior to a Change in Control	Resignation for Good Reason or Termination by HFF Without Cause After a Change in Control
Salary continuation	—	—	—	—
Bonus	—	—	—	—
Value of health benefits	—	—	—	—
Accelerated Vesting of HFF RSUs	1,562,864	—	1,562,864	1,562,864
Totals	1,562,864	—	1,562,864	1,562,864

Gregory R. Conley

Benefit	Termination Due to Death or Disability	Change in Control (without termination of employment)	Resignation for Good Reason or Termination by HFF Without Cause Prior to a Change in Control	Resignation for Good Reason or Termination by HFF Without Cause After a Change in Control
Salary continuation	501,481	—	501,481	501,481
Bonus	—	—	—	—
Value of health benefits	46,557	—	46,557	46,557
Accelerated Vesting of HFF RSUs	698,681	—	698,681	698,681
Totals	1,246,719	—	1,246,719	1,246,719

Kevin C. MacKenzie

Benefit	Termination Due to Death or Disability	Change in Control (without termination of employment)	Resignation for Good Reason or Termination by HFF Without Cause Prior to a Change in Control	Resignation for Good Reason or Termination by HFF Without Cause After a Change in Control
Salary continuation	—	—	—	—
Bonus	—	—	—	—
Value of health benefits	—	—	—	—
Accelerated Vesting of HFF RSUs	2,670,441	—	2,670,411	2,670,411
Totals	2,670,411	—	2,670,411	2,670,411

Matthew D. Lawton

Benefit	Termination Due to Death or Disability	Change in Control (without termination of employment)	Resignation for Good Reason or Termination by HFF Without Cause Prior to a Change in Control	Resignation for Good Reason or Termination by HFF Without Cause After a Change in Control
Salary continuation	—	—	—	—
Bonus	—	—	—	—
Value of health benefits	—	—	—	—
Accelerated Vesting of HFF RSUs	1,924,540	—	1,924,540	1,924,540
Totals	1,924,540	—	1,924,540	1,924,540

Michael J. Tepedino

Benefit	Termination Due to Death or Disability	Change in Control (without termination of employment)	Resignation for Good Reason or Termination by HFF Without Cause Prior to a Change in Control	Resignation for Good Reason or Termination by HFF Without Cause After a Change in Control
Salary continuation	—	—	—	—
Bonus	—	—	—	—
Value of health benefits	—	—	—	—
Accelerated Vesting of HFF RSUs	1,876,989	—	1,876,989	1,876,989
Totals	1,876,989	—	1,876,989	1,876,989

Profit Participation Bonus Plans

Office Profit Participation Bonus Plans

The purpose of the Office Profit Participation Bonus Plans are to attract, retain and provide incentives to employees, and to promote the financial success, of HFF LP and HFF Securities, respectively. Messrs. Gibson, MacKenzie, Lawton and Tepedino are currently eligible in their roles as capital markets advisors to participate in HFF LP’s Office Profit Participation Bonus Plan.

Applicability of Plan to Designated Offices. An Office Profit Participation Bonus Plan applies to each separate office (each, an “Office”) or line of business (each, a “Business Line”) of HFF LP and HFF Securities designated by the Managing Member of HFF LP (the “Managing Member”). The Managing Member is elected by certain senior officers of HFF LP pursuant to the HFF LP partnership agreement. Joe B. Thornton, Jr. served as the Managing Member during fiscal year 2018. Mr. Thornton began in that role in 2014.

Bonus Pool Calculation. With respect to each Office or Business Line to which an Office Profit Participation Bonus Plan applies and for each calendar year, if a 14.5% or greater Profit Margin is generated by such Office or Business Line, then an amount equal to 15% of the Adjusted Operating Income generated by such Office or Business Line will comprise the bonus pool. For purposes of each Office Profit Participation Bonus Plan, “Profit Margin” means the Net Operating Income of such Office or Business Line as a percentage of the revenue of such Office or Business Line, all as determined in accordance with GAAP, “Net Operating Income” means net operating income (using the same revenue and cost accounts as used in preparing HFF’s audited financial statements) of such Office or Business Line, which includes allocations for overhead expenses and servicing expenses, if applicable, plus any gain on sale of mortgage servicing rights and securitization compensation from the securitization of any Freddie Mac loans which HFF services, and “Adjusted Operating Income” means the Net Operating Income of such Office or Business Line adjusted for depreciation and amortization.

Allocation of Bonus Pool. Each full-time or part-time employee of HFF LP and HFF Securities is eligible to receive a bonus payment under the applicable Office Profit Participation Bonus Plans (an “Office Profit Participation Bonus”) with respect to services performed during the calendar year. For each calendar year, the head of each Office or Business Line of HFF LP and HFF Securities, after consultation with the Managing Member, will select the recipients of Office Profit Participation Bonuses and determine the allocation of the bonus pool among the eligible recipients.

Payment of Profit Participation. Subject to any applicable federal, state, local or other withholding taxes, Office Profit Participation Bonuses are paid in accordance with each Office’s or Business Line’s allocation plan as soon as reasonably practicable following the closing of the books and records of HFF’s in accordance with GAAP in respect of the applicable year in which the Office Profit Participation Bonus is earned, or, if determined by the Managing Member with respect to any Office or Business Line, on or before March 15 of the year following the year with respect to which the Office Profit Participation Bonus was earned. In addition, the HFF Board, or any appropriate committee thereof, may elect to pay up to one-half of the Office Profit Participation Bonuses payable under the Office Profit Participation Bonus Plans in the form of equity-based awards pursuant to the 2016 Plan (or any other compensation plan adopted by HFF under which equity securities of HFF are authorized). Starting with the 2015 awards and subject to the HFF Compensation Committee’s future consideration and approval at the time of each grant, the HFF Compensation Committee has determined that participants in the Office Profit Participation Bonus Plans receive 50% of the award in cash, payable immediately, and 50% of the award in equity awards, with the latter vesting in three equal annual installments beginning on the first anniversary of each grant.

Firm Profit Participation Bonus Plan

In General. In January 2011, HFF adopted the Firm Profit Participation Bonus Plan, under which members of the HFF Executive and Leadership Committees (or any similar committees established in the future)

established by HFF, the Operating Partnerships or any other affiliate of HFF, which include each of HFF’s NEOs, are eligible for an annual bonus. The purpose of the Firm Profit Participation Bonus Plan is to encourage and reward firm-wide collaboration and broad stewardship and to promote the financial success of HFF and the Operating Partnerships as well as succession planning for the future. For each calendar year, if HFF achieves a 17.5% or greater Adjusted Operating Income Margin, a bonus pool is funded by a percentage of HFF’s Adjusted Operating Income beyond predefined Adjusted Operating Income Margin thresholds. The bonus pool is equal to the sum of:

•

15% of the Adjusted Operating Income, if any, greater than that required to reach a 17.5% Adjusted Operating Income Margin but less than that required to reach an Adjusted Operating Income Margin of 20.0%, plus

•

17.5% of the Adjusted Operating Income, if any, greater than that required to reach a 20.0% Adjusted Operating Income Margin but less than that required to reach an Adjusted Operating Income Margin of 22.5%, plus

•

20% of the Adjusted Operating Income, if any, greater than that required to reach a 22.5% Adjusted Operating Income Margin but less than that required to reach an Adjusted Operating Income Margin of 25.0%, plus

•

22.5% of the Adjusted Operating Income, if any, greater than that required to reach a 25.0% Adjusted Operating Income Margin but less than that required to reach an Adjusted Operating Income Margin of 27.5%, plus

•	25.0% of the Adjusted Operating Income, if any, greater than that required to reach a 27.5% Adjusted Operating Income Margin.

For purposes of the Firm Profit Participation Bonus Plan, “Adjusted Operating Income” means HFF’s net operating income adjusted for interest income and expense and other income (including, without limitation, that relating to the sale of servicing rights, securitization profits under HFF’s Freddie Mac Program Plus Seller Servicer line of business and trading profits under HFF’s arrangements regarding Federal National Mortgage Association loans), all as determined in accordance with GAAP. For purposes of the Firm Profit Participation Bonus Plan, “Adjusted Operating Income Margin” means Adjusted Operating Income as a percentage of HFF’s revenue, all as determined in accordance with GAAP.

Allocation of Bonus Pool. Members of the Executive and Leadership Committees (or any similar committees established in the future) established by HFF, the Operating Partnerships or any other affiliate of HFF are eligible to participate in and receive a bonus payment under the Firm Profit Participation Bonus Plan (a “Firm Profit Participation Bonus”) with respect to services performed during the calendar year.

Payment of Profit Participation. Subject to any applicable federal, state, local or other withholding taxes, Firm Profit Participation Bonuses will be paid within 30 days of the date on which the bonus pool is calculated by the HFF CFO or his or her designee and approved by the HFF Compensation Committee. The HFF Board, or an appropriate committee thereof, may elect to pay up to two-thirds of the Firm Profit Participation Bonuses payable under the Firm Profit Participation Bonus Plan in the form of equity-based awards pursuant to the 2016 Plan (or any other compensation plan adopted by HFF under which equity securities of HFF are authorized). Starting with the 2015 awards and subject to the HFF Compensation Committee’s future consideration and approval at the time of each grant, the HFF Compensation Committee has determined that participants in the Firm Profit Participation Bonus Plans receive 50% of the award in cash, payable immediately, and 50% of the award in equity awards, with the latter to be vested in three equal annual installments beginning on the first anniversary of grant.

The foregoing description of the Office Profit Participation Bonus Plans and the Firm Profit Participation Bonus Plan is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Holliday Fenoglio Fowler, L.P. Profit Participation Bonus Plan, the HFF Securities, L.P. Profit Participation Bonus Plan and the HFF, Inc. Firm Profit Participation Bonus Plan. Copies of the Holliday Fenoglio Fowler, L.P. Profit Participation Bonus Plan, the HFF Securities, L.P. Profit Participation Bonus Plan and the HFF, Inc. Firm Profit Participation Bonus Plan are filed as Exhibits 10.10, 10.11 and 10.12, respectively, to HFF’s Annual Report on Form 10-K for the year ended December 31, 2018 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019).

GRANTS OF PLAN BASED AWARDS

The following table sets forth certain information about awards granted to Messrs. Gibson, Conley, MacKenzie, Lawton and Tepedino during the fiscal year ended December 31, 2018 with respect to HFF’s Office Profit Participation Bonus Plans, Firm Profit Participation Bonus Plan and Executive Bonus Plan. HFF did not grant any stock options to HFF NEOs in 2018. In addition, as mentioned in the section entitled “Compensation Discussion and Analysis—Incentive Compensation—2018 Performance Bonuses” beginning on page 70. HFF granted a portion of the one-time additional compensation awards in the form of equity awards that were granted under the HFF 2016 Plan.

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			Number of Shares of Stock or Units(1)	Grant Date Fair Value of Stock and Option Awards(2)
			Threshold	Target	Maximum
Mark D. Gibson, Chief Executive Officer	N/A	(3)	—	1,400,000	1,800,000	—	—
	N/A	(4)	—	415,000	—	—	—
	N/A	(5)	—	240,000	—	—	—
	2/27/18	(6)	—	—	—	10,650	500,018
	2/27/18	(7)	—	—	—	3,509	164,748
	2/27/18	(8)	—	—	—	2,130	100,004
	2/27/18	(9)	—	—	—	4,901	230,102
Gregory R. Conley, Chief Financial Officer	N/A	(3)	—	520,000	—	—	—
	N/A	(5)	—	150,000	—	—	—
	2/27/18	(6)	—	—	—	3,727	174,983
	2/27/18	(8)	—	—	—	745	34,798
	2/27/18	(9)	—	—	—	1,033	48,499
Kevin C. MacKenzie, Executive Managing Director	N/A	(4)	—	1,640,000	—	—	—
	2/27/18	(7)	—	—	—	14,735	691,809
	2/27/18	(8)	—	—	—	2,130	100,004
	2/27/18	(10)	—	—	—	11,433	379,118
Matthew D. Lawton, Executive Managing Director	N/A	(3)	—	580,000	—	—	—
	N/A	(4)	—	320,000	—	—	—
	N/A	(5)	—	400,000	—	—	—
	2/27/18	(6)	—	—	—	5,325	250,009
	2/27/18	(7)	—	—	—	2,791	131,037
	2/27/18	(8)	—	—	—	5,325	250,009
	2/27/18	(9)	—	—	—	4,901	230,102
Michael J. Tepedino, Executive Managing Director	N/A	(3)	—	580,000	—	—	—
	N/A	(4)	—	470,000	—	—	—
	N/A	(5)	—	400,000	—	—	—
	2/27/18	(6)	—	—	—	5,325	250,009
	2/27/18	(7)	—	—	—	4,473	210,007
	2/27/18	(8)	—	—	—	5,325	250,009
	2/27/18	(9)	—	—	—	4,901	230,102

(1)

The awards reflected in this column are grants of HFF RSUs that are subject to a grant letter with a three-year vesting schedule with one-third of the HFF RSUs vesting on each of the first, second and third anniversaries of the grant date, subject to acceleration of vesting upon termination of the executive’s employment for death, disability, by HFF without cause or by the executive for good reason.
(2)

Represents the grant date fair value of HFF RSUs, as determined in accordance with the provisions of ASC Topic 718, and assume no forfeiture rate derived in the calculation of the grant date fair value. See Note 3 “Stock Compensation” to HFF’s audited financial statements included in HFF’s Annual Report on Form 10-K for the year ended December 31, 2018 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019) for a discussion regarding the valuation of HFF’s stock awards.

(3)

Represents the minimum, target and maximum payouts under the Executive Bonus Plan for 2018. The HFF Compensation Committee determined the maximum size of the bonus pool under the Executive Bonus Plan would be $9,000,000 with respect to 2018, and the target size of the bonus pool would be $7,000,000. Other than with respect to Mr. Gibson, who was allocated a target of 20% of the bonus pool, the HFF Compensation Committee did not make percentage allocations of the pool until after the end of the fiscal year. The target amount reflected in the table is a representative amount determined by applying the percentage allocations from fiscal year 2017 to the target size of the bonus pool of $7,000,000. There is no amount reflected for Mr. MacKenzie because he did not receive a payment under the Executive Bonus Plan in 2017.

(4)

Represents the minimum, target and maximum payouts under the Office Profit Participation Plans for 2018. The size of the bonus pool is not capped and percentage allocations of the pool are not made until after the end of the fiscal year. Thus, no maximum amount is indicated in the table and the target amount reflected in the table is a representative amount determined by applying the percentage allocations from fiscal year 2017 to the size of the bonus pool determined with respect to 2018. Due to the fact that percentage allocations are not finalized until the end of the year, the target amount calculated based upon 2017 percentage allocations may not be indicative of amounts paid in 2018.

(5)

Represents the minimum, target and maximum payouts under the Firm Profit Participation Plan for 2018. The size of the bonus pool is not capped and percentage allocations of the pool are not made until after the end of the fiscal year. Thus, no maximum amount is indicated in the table and the target and maximum amounts reflected is a representative amount determined by applying the percentage allocations from fiscal year 2017 to the size of the bonus pool determined with respect to 2018. There is no amount reflected for Mr. MacKenzie because he did not receive a payment under the Firm Profit Participation Plan in 2017.

(6)	The amounts in this row reflect the HFF RSU awards made under the Executive Bonus Plan that were granted in 2018 but are in respect of 2017 performance.
(7)	The amounts in this row reflect the HFF RSU awards made under the Office Profit Participation Plans that were granted in 2018 but are in respect 2017 performance.
(8)	The amounts in this row reflect the HFF RSU awards made under the Firm Profit Participation Plan that were granted in 2018 but are in respect 2017 performance.
(9)	The amounts in this row reflect the HFF RSU awards made in connection with the one-time additional compensation awards granted to certain executive officers in February 2018.
(10)

The amounts in this row reflect the HFF RSU awards made under the HFF 2016 Plan that were granted in 2018 but are in respect of 2017 performance. This award was not granted under the Executive Bonus Plan, the Office Profit Participation Plan or the Firm Profit Participation Plan.

As described above, a portion of each NEOs annual incentive compensation for the 2018 fiscal year was paid in the form of HFF RSUs. The chart below sets forth the number of such HFF RSUs granted to each NEO and the date on which such RSUs were granted. The special one-time HFF RSU grants made in fiscal year 2018 are also set forth in the table below. Each HFF RSU set forth in the table below was granted under the HFF 2016 Plan.

	Profit Participation Bonus HFF RSUs Granted on February 20, 2019		Executive Bonus HFF RSUs Granted on February 20, 2019		Special One-Time HFF RSUs Granted on February 27, 2018
Name	No. of RSUs	Grant Date Fair Value(1)	No. of RSUs	Grant Date Fair Value(1)	No. of RSUs	Grant Date Fair Value(1)
Mark D. Gibson	3,522	$150,002	15,849	$675,009	4,901	$230,102
Kevin C. MacKenzie	8,374	$356,649	9,392	$400,005	11,433	$379,118
Matthew D. Lawton	6,029	$256,775	10,155	$432,501	4,901	$230,102
Michael J. Tepedino	5,600	$238,504	10,155	$432,501	4,901	$230,102
Gregory R. Conley	—	$—	7,924	$337,483	1,033	$48,499

(1)

Represents the grant date fair value of HFF RSUs, as determined in accordance with the provisions of ASC Topic 718, and assumes no forfeiture rate derived in the calculation of the grant date fair value. See Note 3 “Stock Compensation” to HFF’s audited financial statements included in HFF’s Annual Report on Form 10-K for the year ended December 31, 2018 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019) for a discussion regarding the valuation of HFF’s stock awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning stock awards held by HFF’s NEOs as of December 31, 2018. None of HFF’s NEOs held any stock options as of December 31, 2018.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Gregory R. Conley	January 30, 2014(2)	2,812	$93,246
	February 18, 2015(3)	1,874	$62,142
	February 17, 2016(4)	2,555	$84,724
	February 17, 2016(7)	2,250	$74,610
	February 14, 2017(8)	1,968	$65,259
	February 14, 2017(10)	2,531	$83,928
	February 27, 2018(12)	3,727	$123,587
	February 27, 2018(14)	745	$24,704
	February 27, 2018(16)	1,033	$34,254
	— (17)	1,575	$52,227
Matthew D. Lawton	January 30, 2014(2)	9,721	$322,348
	February 18, 2015(3)	3,571	$118,414
	February 17, 2016(4)	3,455	$114,568
	February 17, 2016(5)	5,040	$167,126
	February 17, 2016(6)	1,845	$61,180
	February 14, 2017(8)	2,166	$71,825
	February 14, 2017(9)	2,904	$96,297
	February 14, 2017(10)	6,775	$224,659
	February 27, 2018(12)	5,325	$176,577
	February 27, 2018(14)	5,325	$176,577
	February 27, 2018(13)	2,791	$92,550
	February 27, 2018(16)	4,901	$162,517
	— (18)	4,219	$139,902
Kevin C. MacKenzie	January 30, 2014(2)	7,230	$239,747
	February 18, 2015(3)	5,000	$165,800
	February 17, 2016(6)	7,031	$233,148
	February 17, 2016(7)	4,885	$161,987
	February 17, 2016(5)	691	$22,913
	February 14, 2017(11)	8,000	$265,280
	February 14, 2017(9)	14,874	$493,222
	February 27, 2018(15)	11,433	$379,118
	February 27, 2018(13)	14,735	$488,612
	February 27, 2018(14)	2,130	$70,631
	— (19)	4,523	$149,983

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Mike Tepedino	January 30, 2014(2)	7,420	$246,047
	February 18, 2015(3)	5,000	$165,800
	February 17, 2016(5)	3,386	$112,280
	February 17, 2016(6)	3,869	$128,296
	February 14, 2017(8)	2,166	$71,825
	February 14, 2017(9)	4,252	$140,996
	February 14, 2017(10)	6,775	$224,659
	February 27, 2018(12)	5,325	$176,577
	February 27, 2018(14)	5,325	$176,577
	February 27, 2018(13)	4,473	$148,325
	February 27, 2018(16)	4,901	$162,517
	— (20)	3,712	$123,090
Mark Gibson	February 17, 2016(4)	6,910	$229,136
	February 17, 2016(6)	3,117	$103,360
	February 14, 2017(8)	6,582	$218,259
	February 14, 2017(9)	3,768	$124,947
	February 14, 2017(10)	4,103	$136,055
	February 27, 2018(12)	10,650	$353,154
	February 27, 2018(14)	2,130	$70,631
	February 27, 2018(13)	3,509	$116,358
	February 27, 2018(16)	4,901	$162,517
	— (21)	1,461	$48,447

(1)	Computed based upon a per share price of $33.16, which was the closing price per share of HFF common stock on December 31, 2018 on the NYSE.
(2)	Represents HFF RSUs granted with respect to fiscal year 2013. HFF RSUs vest on January 30, 2019.
(3)	Represents HFF RSUs granted with respect to fiscal year 2014. One half of these HFF RSUs vest on each of February 18, 2019 and February 18, 2020.
(4)	Represents HFF RSUs granted with respect to the executive’s 2015 award under the Executive Bonus Plan. HFF RSUs vest on February 17, 2019.
(5)	Represents HFF RSUs granted with respect to the executive’s 2015 Firm Profit Participation award. HFF RSUs vest on February 17, 2019.
(6)	Represents HFF RSUs granted with respect to the executive’s 2015 Office Profit Participation award. HFF RSUs vest on February 17, 2019.
(7)	Represents HFF RSUs granted with respect to fiscal year 2015. One half of these HFF RSUs vest on February 17, 2019 and February 17, 2020.
(8)	Represents HFF RSUs granted with respect to the executive’s 2016 award under the Executive Bonus Plan. One half of these HFF RSUs vest on each of February 14, 2019 and February 14, 2020.
(9)	Represents HFF RSUs granted with respect to the executive’s 2016 award under the Office Profit Participation Plans. One half of these HFF RSUs vest on each of February 14, 2019 and February 14, 2020.
(10)	Represents HFF RSUs granted with respect to the executive’s 2016 award under the Firm Profit Participation Plan. One half of these HFF RSUs vest on each of February 14, 2019 and February 14, 2020.
(11)	Represents HFF RSUs granted with respect to fiscal year 2016. One quarter of these HFF RSUs vest on February 14, 2019, February 14, 2020, February 14, 2021 and February 14, 2022.
(12)

Represents HFF RSUs granted with respect to the executive’s 2017 award under the Executive Bonus Plan. One third of these HFF RSUs vest on each of February 27, 2019, February 27, 2020 and February 27, 2021.

(13)

Represents HFF RSUs granted with respect to the executive’s 2017 award under the Office Profit Participation Plans. One third of these HFF RSUs vest on each of February 27, 2019, February 27, 2020 and February 27, 2021.

(14)

Represents HFF RSUs granted with respect to the executive’s 2017 award under the Firm Profit Participation Plan. One third of these HFF RSUs vest on each of February 27, 2019, February 27, 2020 and February 27, 2021.

(15)	Represents HFF RSUs granted with respect to fiscal year 2017. One-fifth of these HFF RSUs vest on February 27, 2019, February 27, 2020, February 27, 2021, February 27, 2022 and February 27, 2023.
(16)

Represents HFF RSUs granted in February 2018 as part of the executive’s additional compensation award. One fifth of these HFF RSUs vest on each of February 27, 2019, February 27, 2020, February 27, 2021, February 27, 2022 and February 27, 2023.

(17)

Represents 133 HFF RSUs granted on February 13, 2015, 359 RSUs granted on February 19, 2016, 511 RSUs granted on February 21, 2017 and 572 HFF RSUs granted on February 21, 2018, with respect to dividends paid by HFF on such dates. Dividend HFF RSUs vest and are settled on the same schedule as the award to which they relate.

(18)

Represents 460 HFF RSUs granted on February 13, 2015, 1,025 HFF RSUs granted on February 19, 2016, 1,282 RSUs granted on February 21, 2017 and 1,452 HFF RSUs granted on February 21, 2018, with respect to dividends paid by HFF on such dates. Dividend HFF RSUs vest and are settled on the same schedule as the award to which they relate.

(19)

Represents 342 HFF RSUs granted on February 13, 2015, 936 HFF RSUs granted on February 19, 2016, 1,333 RSUs granted on February 21, 2017 and 1,912 HFF RSUs granted on February 21, 2018, with respect to dividends paid by HFF on such dates. Dividend HFF RSUs vest and are settled on the same schedule as the award to which they relate.

(20)

Represents 351 HFF RSUs granted on February 13, 2015, 951 HFF RSUs granted on February 19, 2016, 1,071 HFF RSUs granted on February 21, 2017 and 1,339 HFF RSUs granted on February 21, 2018, with respect to dividends paid by HFF on such dates. Dividend HFF RSUs vest and are settled on the same schedule as the award to which they relate.

(21)

Represents 512 HFF RSUs granted on February 21, 2017 and 949 HFF RSUs granted on February 21, 2018, with respect to dividends paid by HFF on such dates. Dividend HFF RSUs vest and are settled on the same schedule as the award to which they relate.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information concerning stock vested during the fiscal year ended December 31, 2018 held by HFF’s NEOs. HFF’s NEOs did not exercise any stock options in 2018.

Name	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)(1)
Gregory R. Conley	10,360	$492,170
Matthew D. Lawton	31,010	$1,478,206
Kevin C. MacKenzie	31,472	$1,489,933
Mike Tepedino	26,463	$1,257,997
Mark Gibson	18,434	$856,506

(1)

Values shown in this column are equal to the market price per share of HFF common stock on the vesting date multiplied by the number of shares vesting on such date. The market price of HFF common stock on the applicable vesting dates in 2018, was (i) $49.70 per share on January 30, 2018, (ii) $46.41 per share on February 14, 2018, and (iii) $46.50 per share on February 16, 2018, the last business day before Sunday, February 18, 2018, the date of vesting of certain HFF RSUs.

EXECUTIVE OFFICERS

The current executive officers of HFF are as follows:

Name	Age	Position
Mark D. Gibson	60	Chief Executive Officer
Joe B. Thornton	58	President
Gregory R. Conley	58	Chief Financial Officer
Nancy O. Goodson	61	Chief Operating Officer
Matthew D. Lawton	60	Executive Managing Director
Michael J. Tepedino	55	Executive Managing Director
Gerard T. Sansosti	57	Executive Managing Director
Manuel A. de Zárraga	58	Executive Managing Director
Kevin C. MacKenzie	41	Executive Managing Director

Mark D. Gibson. Mr. Gibson is described above as a director.

Joe B. Thornton, Jr. Mr. Thornton is described above as a director.

Gregory R. Conley. Mr. Conley serves as the HFF CFO. Mr. Conley joined HFF LP in October 2006. Working out of the firm’s Pittsburgh office, Mr. Conley is responsible for all areas of financial accounting and reporting for HFF and its 26 offices in the United States and United Kingdom. He served as a member of HFF LP’s operating committee when it was the governing committee, from 2006 to 2010 and has served as a non-voting member of the executive committee of HFF LP since 2010. Prior to joining HFF LP, from 1998 through mid-2006, Mr. Conley was an executive vice president and CFO with Precise Technology, Inc. and its successor, Rexam Consumer Plastics, Inc. Precise Technology, Inc. was a plastics packaging business and a portfolio company of Code Hennessy & Simmons. Between 1986 and early 1998, Mr. Conley served as a consultant in various leadership positions with national consulting firms that eventually became part of Navigant Consulting, Inc., including Barrington Consulting Group, Inc. and Peterson & Company. Mr. Conley began his career in public accounting with Ernst & Young LLP. He earned an M.B.A. from the University of Pittsburgh and a B.S. from Duquesne University.

Nancy O. Goodson. Ms. Goodson serves as the Chief Operating Officer for HFF. Ms. Goodson has previously held the same position at HFF LP and its predecessor companies since 1993. She has served as a member of the operating committee of HFF Holdings since 2003. She also served as a member of either HFF LP’s executive and/or operating committee, when each was the governing committee, from 2003 to 2010 and has served as an ad hoc member of the executive committee of HFF LP since 2010. Working out of the firm’s Houston office, Ms. Goodson is responsible for the overall direction of the firm’s 26 offices in the United States and United Kingdom, with a specific focus on the oversight of administrative functions and loan servicing aspects of HFF. Prior to joining HFF in 1993, she spent seven years as a controller at Beeler Sanders Properties in Houston. She is a member of CREW Houston and is a member of the Board of Trustees and Treasurer of First United Methodist Church in Missouri City, Texas. She received her B.B.A. from Southwest Texas State University.

Matthew D. Lawton. Mr. Lawton became an executive managing director of HFF in April 2014. Mr. Lawton has served on HFF LP’s executive committee since 2014. As an executive committee member, Mr. Lawton is responsible for the overall direction of the firm’s 26 offices in the United States and United Kingdom. In addition to his duties as a member of HFF’s executive committee and Leadership Team, Mr. Lawton serves as an executive managing director of HFF LP, a position he has held since 2009, and also co-heads the firm’s investment advisory group. Mr. Lawton joined HFF LP in 2001. He serves as an executive committee member for the National Multifamily Housing Council (NMHC) and an advisory board member of the Mandel Group. Mr. Lawton received his Bachelor of Arts in Economics and Business from Tulane University in New Orleans.

Michael J. Tepedino. Mr. Tepedino became an executive managing director of HFF on January 1, 2016. Mr. Tepedino is a member of the executive committee and leadership team with management oversight of the

New York, New Jersey, Philadelphia and Washington, D.C. offices. As an executive committee member, Mr. Tepedino is responsible for the overall direction of the firm’s 26 offices in the United States and United Kingdom. He serves a wide variety of institutional and entrepreneurial clients on a national basis. For the period from 2008 to 2018, he closed more than $24 billion of transactions and is routinely one of the HFF’s leading producers. Mr. Tepedino has been in the real estate industry since 1987, when he began his career at Travelers Insurance Company. He entered the intermediary business in 1993 at Legg Mason Real Estate Services where he was a Director until joining HFF in 1997. He serves as a member of Rye YMCA and a board member of Stamford Peace. Mr. Tepedino received his Master of Business Administration from Fordham University and his Bachelor of Arts from Skidmore College.

Gerard T. Sansosti. Mr. Sansosti became an executive managing director of HFF in January 2009. Mr. Sansosti has served on HFF LP’s executive committee since January 2014. As an executive committee member, Mr. Sansosti is responsible for the overall direction of the firm’s 26 offices in the United States and United Kingdom. In addition to his duties as a member of HFF’s executive committee and Leadership Team, Mr. Sansosti also co-heads the firm’s debt placement and loan sales groups. Mr. Sansosti has more than 35 years of experience in commercial real estate, including finance and investment sales. Mr. Sansosti joined HFF LP in 1998, and prior to that he was a principal at PNS Realty Partners, L.P. He is an active member of the International Council of Shopping Centers, Urban Land Institute, NAIOP, Mortgage Bankers Association and the Commercial Real Estate Finance Council (CREF-C). Mr. Sansosti received his Master of Business Administration from Duquesne University and his Bachelor of Science from Carnegie Mellon University.

Manuel A. de Zárraga. Mr. de Zárraga has served on HFF LP’s executive committee since 2014. As an executive committee member, Mr. de Zárraga is responsible for the overall direction of the firm’s 26 offices in the United States and United Kingdom. In addition to his duties as a member of HFF’s executive committee and Leadership Team, Mr. de Zárraga serves as co-leader of the firm’s investment advisory group and its special assets group. Mr. de Zárraga joined HFF in 2002. Prior to that he was a principal and managing director at Sonnenblick-Goldman Company for 14 years and served on the firm’s operating committee. Mr. de Zárraga is an active member of the Urban Land Institute, where he serves as vice-chair for UDMUC Gold. Additionally, he recently served as a board chairman for Habitat for Humanity and is vice-chair of the Real Estate Board for the Miami Business School and the Florida State University Business School. Mr. de Zárraga is also a board member of City Year Miami. Mr. de Zárraga received his Master of Business Administration and Bachelor of Science in Civil Engineering from the University of Miami.

Kevin C. MacKenzie. Effective January 2, 2018, Mr. MacKenzie became an executive managing director in the Orange County office of HFF. Mr. MacKenzie has more than 15 years of experience in commercial real estate investment banking. He specializes in the execution and expansion of the firm’s capital markets platform through the representation of institutional and private owners of institutional-grade commercial real estate properties throughout the United States. As a member of the HFF Executive Committee, Mr. MacKenzie is responsible for the overall direction of the firm’s 26 offices, including leadership oversight of the San Francisco, Los Angeles, Orange County and San Diego offices. He also served as the direct office co-head of the Portland office (2013-2015), Los Angeles office (2013-2018) and Orange County office (2011-present). During the course of his career, Mr. MacKenzie has executed in excess of 550 transactions totaling more than $26 billion in consideration, across all property sectors and regions of the United States. Mr. MacKenzie joined the firm in March 2004. Prior to HFF, he worked in strategic finance and business development roles at various venture capital-backed technology companies in Silicon Valley. During his tenure in the technology industry, Mr. MacKenzie played a key role in raising more than $250 million in venture capital from prominent firms, including Kleiner Perkins Caufield and Byers and Benchmark Capital. Mr. MacKenzie currently serves as a member of the Dean’s Advisory Council for California Polytechnic State University and is an active member of the Urban Land Institute SSDC national council, as well as local Capital Markets Councils in Orange County and Los Angeles. He also serves on the strategic advisory board for Project Hope Alliance, a nonprofit organization focused on ending the cycle of homelessness one child at a time. Mr. MacKenzie received his Bachelor of Science, with a concentration in finance and economics, from California Polytechnic State University.

2018 DIRECTOR COMPENSATION

As described above, HFF does not provide director compensation to directors who are also HFF’s employees. In 2018, each non-employee director was paid a base annual cash retainer of $70,000, and the lead independent director, Ms. McAneny, was paid an additional annual retainer of $25,000. In 2018, the chair of the HFF Audit Committee received an additional annual retainer of $15,000, the chair of the HFF Compensation Committee received an additional annual retainer of $15,000 and the chair of the HFF Nominating and Corporate Governance Committee received an additional annual retainer of $10,000. In 2018, FW Cook was engaged to review the design and competitiveness of HFF’s non-employee director compensation program. FW Cook conducted a competitive analysis to assess general industry market competitive levels and structure for director compensation. The analysis was supplemented with real estate industry data.

Non-employee directors also receive an annual grant of HFF RSUs based on the market value of HFF common stock. In 2018, the non-employee directors received grants of HFF RSUs covering shares of stock having a grant date market value of approximately $85,000. These HFF RSUs are fully vested on the grant date and are settled in three equal installments on the first, second and third anniversaries of the grant date. HFF prohibits its directors from engaging in hedging or pledging transactions involving HFF stock.

All of HFF’s non-employee directors are currently compliant with the stock ownership guidelines of HFF which require that each non-employee director maintain ownership of HFF common stock equal to three times the base annual retainer received by such director, to be achieved within a five-year timeframe.

HFF reimburses all non-employee directors for reasonable expenses incurred to attend meetings of the HFF Board or committees and up to $2,500 for continuing director education. Other than as described above, HFF does not expect to provide any of HFF’s directors with any other compensation or perquisites. In addition to the payments described above, HFF allows voluntary deferral by its directors of up to 100% of the base annual cash retainer, committee fees and equity awards to a future date elected by the director. The deferred retainer and fees are deemed invested in an investment fund based upon HFF common stock or another investment vehicle such as an interest-bearing cash account.

The following table provides compensation information for the fiscal year ended December 31, 2018 for each member of the HFF Board during 2018 other than Messrs. Gibson and Thornton, HFF’s employee directors, and Mr. Fowler, director emeritus, all of whom do not receive any compensation for their service on the HFF Board. Compensation information for Mr. Gibson in his capacity as an executive officer of HFF is set forth in the section entitled “2018 Summary Compensation Table” beginning on page 79.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
Deborah H. McAneny(4)	105,000	85,000	—	190,000
Susan P. McGalla(5)	70,000	85,000	—	155,000
George L. Miles, Jr.(6)	85,000	85,000	—	170,000
Morgan K. O’Brien(7)	70,000	85,000	—	155,000
Lenore M. Sullivan(8)	85,000	85,000	—	170,000
Steven Wheeler(9)	70,000	85,000	—	155,000

(1)

Includes a base annual retainer for each outside director of $70,000, an additional retainer for HFF’s lead independent director, Ms. McAneny, of $25,000, an additional annual retainer for the chair of the Audit Committee, Mr. Miles, of $15,000, an additional annual retainer for the chair of the HFF Compensation Committee, Ms. Sullivan, of $15,000 and an additional annual retainer for the chair of the HFF Nominating and Corporate Governance Committee, Ms. McAneny, of $10,000.

(2)

The amounts in this column represent the grant date fair value of RSU awards issued by HFF. Amounts are calculated in accordance with the provisions of ASC Topic 718, and assume no forfeiture rate derived in the calculation of the grant date fair value of these awards. See Note 3 “Stock Compensation” to HFF’s audited financial statements included in HFF’s Annual Report on Form 10-K for the year ended December 31, 2018 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019) for discussion regarding the valuation of HFF’s stock awards. Pursuant to HFF’s director compensation policy, each of Ms. McAneny, Ms. McGalla, Mr. Miles, Mr. O’Brien, Ms. Sullivan and Mr. Wheeler was awarded 2,410 HFF RSUs, based upon the closing price per share of HFF common stock ($35.27) on the grant date of May 24, 2018. All of these HFF RSUs were fully vested as of the grant date, and settled in equal increments on each of the three anniversaries following the grant date, unless the HFF director chooses to defer the settlement of the HFF RSUs.

(3)

As of December 31, 2018, Ms. McAneny held unexercised options to purchase an aggregate of 5,825 shares of HFF common stock and Mr. Wheeler held unexercised options to purchase an aggregate of 6,494 shares of HFF common stock.

(4)	As of December 31, 2018, Ms. McAneny held 54,138 vested but unsettled HFF RSUs, with 100% RSUs due to be settled on Ms. McAneny’s separation of service from the HFF Board.
(5)	As of December 31, 2018, Ms. McGalla held 33,782 vested but unsettled HFF RSUs, with 100% HFF RSUs due to be settled on Ms. McGalla’s separation of service from the HFF Board.
(6)	As of December 31, 2018, Mr. Miles held 58,720 vested but unsettled HFF RSUs, with 100% RSUs due to be settled on Mr. Miles’ separation of service from the HFF Board.
(7)

As of December 31, 2018, Mr. O’Brien held 4,808 vested but unsettled RSUs, with 2,350 HFF RSUs due to be settled in May 2019, 1,645 HFF RSUs due to be settled in May 2020 and 804 HFF RSUs due to be settled in May 2021.

(8)	As of December 31, 2018, Ms. Sullivan held 58,976 vested but unsettled HFF RSUs, with 100% HFF RSUs due to be settled on Ms. Sullivan’s separation of service from the HFF Board.
(9)

As of December 31, 2018, Mr. Wheeler held 19,878 vested but unsettled HFF RSUs, with 714 HFF RSUs due to be settled in May 2019, and 19,164 HFF RSUs due to be settled on Mr. Wheeler’s separation of service from the HFF Board.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2018 with respect to shares of HFF common stock that may be issued under the HFF 2016 Plan:

	Equity Compensation Plan Information
Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	2,291,568	$32.93	2,725,020
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,291,568	$32.93	2,725,020

Certain Relationships, Related Transactions, and Director Independence

The agreements described below were each filed as exhibits to HFF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019), and the following descriptions of each of these agreements are qualified by reference thereto.

Policies and Procedures for Related-Party Transactions

HFF recognizes that related-party transactions present a heightened risk of conflicts of interest and have adopted a policy that the HFF Board or a committee designated by the HFF Board review any transaction in which HFF and its directors, executive officers or their immediate family members are participants to determine whether a related party has a direct or indirect material interest in the transaction. Upon determining that a related party has a direct or indirect material interest in the transaction, the HFF Board, or a committee designated by the HFF Board, then must approve or ratify any such related party transaction. In determining whether to approve or ratify a related party transaction, the HFF Board, or a committee designated by the HFF Board, will take into account whether the transaction is on terms no less favorable to HFF than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction, as well as any other factors the HFF Board, or a committee designated by the HFF Board, deems appropriate. This policy has been stated orally and is complimented by the written conflict of interest policy in HFF’s Code of Conduct and Ethics. From time to time, HFF may have employees who are related to HFF’s executive officers or directors.

Reorganization Transactions

Upon the consummation of HFF’s initial public offering, pursuant to a sale and merger agreement, HFF contributed the net proceeds raised in the offering to HoldCo LLC, its wholly-owned subsidiary. In consideration for the net proceeds from the offering and one share of Class B common stock, HFF Holdings sold all of the shares of Holliday GP, which is the sole general partner of each of the Operating Partnerships, and approximately 45% of the partnership units in each of the Operating Partnerships (including partnership units in the Operating Partnerships held by Holliday GP), to HoldCo LLC. HFF Holdings used approximately $56.3 million of the sale proceeds to repay all outstanding borrowings under HFF LP’s credit agreement. Accordingly, HFF did not retain any of the proceeds from the offering.

In addition to cash, HFF Holdings also received an exchange right that permitted HFF Holdings to exchange interests in the Operating Partnerships for shares of HFF common stock (the “Exchange Right”) and rights under a tax receivable agreement between HFF and HFF Holdings the “tax receivable agreement”).

Tax Receivable Agreement

Pursuant to the terms of the Exchange Right, partnership units in HFF LP and HFF Securities held by HFF LP Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of HFF Holdings (“Holdings Sub”), were sold to HoldCo LLC, HFF’s wholly-owned subsidiary, for cash raised in the initial public offering. Additional partnership units in HFF LP and HFF Securities held by HFF Holdings through Holdings Sub have since been exchanged by HFF Holdings for shares of HFF common stock on the basis of two partnership units, one of each Operating Partnership, for one share of HFF common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As of August 31, 2012, HFF Holdings had exchanged all of the remaining partnership units in each of the Operating Partnerships for shares of HFF common stock of HFF, pursuant to the Exchange Right, and as of August 31, 2012 and continuing through the date of this proxy statement/prospectus, HFF, through its wholly owned subsidiaries, holds 100% of the partnership units in the Operating Partnerships and is the sole equity holder of the Operating Partnerships. HFF LP and HFF Securities made an election under Section 754 of the Code effective for the taxable year in which the initial sale of partnership units occurred and have kept that election in effect for each taxable year in which an exchange of partnership units for shares has occurred. The initial sale and subsequent exchanges produced increases to the tax basis of the assets owned by HFF LP and HFF Securities at the time of the initial public offering and at the time of each exchange of partnership units. This increase in tax basis was allocated to HFF and allows HFF to reduce the amount of tax payments to the extent HFF has future taxable income.

Upon the consummation of HFF’s initial public offering, HFF entered into the tax receivable agreement with HFF Holdings that provides for the payment by HFF to HFF Holdings of 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that HFF actually realizes as a result of the increase in tax basis of the assets owned by HFF LP and HFF Securities and as a result of certain other tax benefits arising from HFF entering into the tax receivable agreement and making payments under that agreement. As members of HFF Holdings, each of Mark D. Gibson, the HFF CEO and Joe B. Thornton, Jr., President of HFF and Managing Member of the Operating Partnerships, each a member of the HFF board of directors and a capital markets advisor of the Operating Partnerships, Matthew D. Lawton, Gerald T. Sansosti, Manuel A. de Zárraga and Michael J. Tepedino, each an Executive Managing Director of HFF and a capital markets advisor of the Operating Partnerships and John Fowler, a current director emeritus of the HFF Board and a capital markets advisor of the Operating Partnerships, was entitled to participate in such payments, in each case on a pro rata basis based upon such person’s ownership of interests in each series of tax receivable payments created by the initial public offering or subsequent exchange of Operating Partnership units. During the third quarter of 2018, Messrs. Gibson, Thornton, Fowler, Lawton, Sansosti, de Zárraga and Tepedino received payments of $1.0 million, $1.0 million, $0.8 million, $0.3 million, $0.4 million, $0.3 million and $0.2 million in connection with HFF’s payment of $11.9 million to HFF Holdings under the tax receivable agreement. During the third quarter of 2017, Messrs. Gibson, Thornton, Fowler, Lawton, Sansosti, de Zárraga and Tepedino received payments of $1.1 million, $1.1 million, $0.9 million, $0.3 million, $0.5 million, $0.3 million and $0.2 million in connection with HFF’s payment of $11.2 million to HFF Holdings under the tax receivable agreement. HFF will retain the remaining 15% of cash savings, if any, in income tax that it realizes. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing HFF’s actual income tax liability to the amount of such taxes that it would have been required to pay had there been no increase to the tax basis of the assets of HFF LP and HFF Securities allocable to HFF as a result of the initial sale and later exchanges and had HFF not entered into the tax receivable agreement. The term of the tax receivable agreement commenced upon consummation of HFF’s initial public offering and will continue until all such tax benefits have been utilized or have expired.

Although HFF is not aware of any issue that would cause the Internal Revenue Service (the “IRS”) to challenge the tax basis increases or other tax benefits arising under the tax receivable agreement, HFF Holdings will not reimburse us for any payments previously made if such basis increases or other benefits were later not allowed. As a result, in such circumstances HFF could make payments to HFF Holdings under the tax receivable agreement in excess of HFF’s actual cash tax savings.

While the actual amount and timing of payments under the tax receivable agreement depends upon a number of factors, including the amount and timing of taxable income generated in the future, changes in future tax rates, the value of individual assets, the portion of HFF’s payments under the tax receivable agreement constituting imputed interest and increases in the tax basis of HFF’s assets resulting in payments to HFF Holdings, HFF has estimated that the payments that will be made to HFF Holdings will be $50.3 million and has recorded this obligation to HFF Holdings as a liability on the consolidated balance sheet as of December 31, 2018. During the year ended December 31, 2018, the tax rates used to measure the deferred tax assets were updated, which resulted in an increase of deferred tax assets of $1.4 million which resulted in an increase in the payable under the tax receivable agreement of $1.2 million. To the extent HFF does not realize all of the tax benefits in future years, this liability to HFF Holdings may be reduced.

In conjunction with the filing of HFF’s 2017 federal and state tax returns in 2018, the benefit for 2017 relating to the Section 754 basis step-up was finalized resulting in $14.0 million in tax benefits realized by HFF. As discussed above, HFF is required to remit to HFF Holdings 85% of any such cash savings in federal and state tax. As such, during August 2018, HFF paid $11.9 million to HFF Holdings under this tax receivable agreement and, as a result, Messrs. Fowler, Gibson, Thornton, Lawton, Sansosti, de Zárraga and Tepedino received payments in connection with the tax receivable agreement in 2018. As of March 31, 2019, HFF has made payments to HFF Holdings pursuant to the terms of the tax receivable agreement in an aggregate amount of approximately $97.3 million.

Operating Partnership Agreements

As of August 31, 2012, HFF Holdings had exchanged all of its remaining partnership units in each of the Operating Partnerships for shares of HFF common stock pursuant to the Exchange Right. As of August 31, 2012, and continuing through the filing date of this proxy statement/prospectus, HFF, through its wholly-owned subsidiaries, holds 100% of the partnership units in the Operating Partnerships and is the only equity holder of the Operating Partnerships. The HFF LP and HFF Securities partnership agreements (including amendments thereto), under which HFF Holdings (through its wholly-owned subsidiary Holdings Sub) was a party prior to August 31, 2012, are filed as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 of HFF’s Annual Report on Form 10-K for the year ended December 31, 2018 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019).

Affiliate Receivables

HFF had no material receivables or payables with affiliates during the years ended December 31, 2018 and 2017.

Section 16(a) Beneficial Ownership Reporting Compliance

The rules of the SEC require HFF to disclose late filings of stock transaction reports by its executive officers and directors. Based solely on the review of the copies of SEC forms received by HFF with respect to fiscal year 2018, or written representations from reporting persons, HFF believes that HFF’s directors and executive officers have complied with all applicable filing requirements except for the following:

•	Joe B. Thornton, Jr. filed a Form 4 on April 4, 2018 for transactions that occurred on February 14, 2018, February 17, 2018 and February 21, 2018;

•	Michael J. Tepedino filed a Form 4 on April 4, 2018 for transactions that occurred on February 14, 2018, February 17, 2018, February 18, 2018 and February 21, 2018;

•	Nancy O. Goodson filed a Form 4 on April 4, 2018 for transactions that occurred on February 14, 2018, February 17, 2018, February 18, 2018 and February 21, 2018;

•	Gerard T. Sansosti filed a Form 4 on April 4, 2018 for transactions that occurred on February 14, 2018, February 17, 2018 and February 21, 2018;

•	Manuel de Zárraga filed a Form 4 on April 4, 2018 for transactions that occurred on February 14, 2018, February 17, 2018, February 18, 2018 and February 21, 2018;

•	Gregory R. Conley filed a Form 4 on April 4, 2018 for transactions that occurred on February 14, 2018, February 17, 2018, February 18, 2018 and February 21, 2018;

•	Mark D. Gibson filed a Form 4 on April 4, 2018 for transactions that occurred on February 14, 2018, February 17, 2018 and February 21, 2018;

•	John P. Fowler filed a Form 4 on April 4, 2018 for transactions that occurred on February 14, 2018, February 17, 2018 and February 21, 2018;

•	Matthew D. Lawton filed a Form 4 on April 4, 2018 for transactions that occurred on February 14, 2018, February 17, 2018, February 18, 2018 and February 21, 2018;

•	Kevin C. MacKenzie filed a Form 4 on April 4, 2018 for transactions that occurred on February 14, 2018, February 17, 2018, February 18, 2018 and February 21, 2018; and

•	Deborah H. McAneny filed a Form 4 on April 23, 2019 for a transaction that occurred on November 21, 2017.

THE MERGER

The following is a description of the material aspects of the Merger. While the following description covers the material terms of the Merger, the description may not contain all of the information that is important to you. You are encouraged to read carefully this entire proxy statement/prospectus, including the Merger Agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the Merger.

General

On March 18, 2019, the JLL Board and the HFF Board each approved the Merger Agreement, attached as Annex A to this proxy statement/prospectus. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into HFF, with HFF continuing as the surviving corporation and as a wholly owned subsidiary of JLL. Immediately following the effective time, HFF, as the surviving corporation in the Merger, will merge with and into Merger LLC, with Merger LLC surviving the Subsequent Merger and continuing as a wholly owned subsidiary of JLL. Under the terms of the Merger Agreement, as of the effective time, each share of HFF common stock issued and outstanding as of immediately prior to the effective time (other than shares owned by JLL, HFF or any of their respective subsidiaries and shares held by any holder of HFF common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law) will be cancelled and converted into the right to receive the Merger Consideration, upon the terms provided in the Merger Agreement and as described below in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 154.

Background of the Merger

Members of each of the HFF Board and HFF’s senior management regularly evaluate and consider the historical performance, future growth prospects, overall strategic goals and objectives of HFF and various opportunities to enhance stockholder value of HFF in the context of changes in the competitive landscape in the markets in which it operates and elsewhere. As part of HFF’s ongoing process, the senior management of HFF has at times presented to and discussed with the HFF Board various potential strategic alternatives involving possible business combinations that could complement and enhance HFF’s competitive strengths and strategic positions, in addition to organic growth potential and other matters.

In this regard, various members of the HFF Board and HFF’s respective senior management have from time to time, including over the past two years, met or otherwise communicated informally with representatives of other commercial real estate services and investment firms, including other companies in the real estate capital markets intermediary industry regarding the competitive real estate capital markets services landscape and discussed potential benefits of strategic partnerships or transactions. The majority of such discussions have arisen from unsolicited inquiries from parties interested in forming a relationship with HFF. In addition, from time to time, including over the past two years, HFF has met or otherwise communicated informally with representatives of firms in industries outside of the real estate services field that might have strategic fit with HFF. The majority of these discussions have resulted from HFF initiating contact with such firms. None of such discussions that have taken place over the past five years progressed to the point of the discussion of any potential definitive terms.

JLL was among the institutions with which members of HFF’s senior management had informal communications from time to time. Specifically, Mark D. Gibson, a vice chairman of the HFF Board and the Chief Executive Officer, HFF, and John Gates, Chief Executive Officer, Markets, Americas, JLL have a longstanding relationship and have met on an informal basis at industry events and in other settings on a number of occasions over the past decade. In December of 2017, Mr. Gates contacted Mr. Gibson to suggest a meeting to discuss the changing landscape of the real estate intermediary industry. Mr. Gibson agreed to meet, and that meeting resulted in a meeting between Mr. Gibson and Christian Ulbrich, President and Chief Executive Officer, JLL, at an industry event held in August 2018 in New York, New York. Also in attendance at the industry event were Mr. Joe B. Thornton, a vice chairman of the HFF Board and President, HFF, Mr. Gates and Richard Bloxam, Global CEO, Capital Markets, JLL. Mr. Gibson, Mr. Thornton, Mr. Ulbrich, Mr. Gates and Mr. Bloxam discussed a number of topics during the course of their meeting, primarily focusing on industry trends and an overview of each company’s relative position within the commercial real estate industry. In addition, they further discussed any benefits that might arise from a business combination transaction that would combine each firm’s strengths in the global capital markets business. The meeting ended with representatives of HFF and JLL suggesting that each would consider the topics discussed and determine if there was sufficient rationale to meet again in the future to discuss a potential business combination or other commercial relationship.

Throughout the remainder of August and early September, 2018, Mr. Gibson and members of HFF’s senior management, in the course of their ordinary strategic planning process, began to formulate the HFF strategic plan for 2019 and update the HFF Board concerning strategic initiatives, goals and progress towards such matters. As part of their normal communication with the HFF Board, members of HFF’s senior management noted to members of the HFF Board in ordinary-course, informal communications, that they had been in contact with representatives of JLL in August 2018, and had engaged in ordinary course contacts with other firms on various business relationships and the potential value of any business combination transactions over a similar time frame. Following planning and review of HFF’s strategic plan, members of HFF’s senior management determined that another meeting with JLL would be warranted to further explore the industry and each firm’s relative position in the marketplace. Accordingly, Mr. Gibson and Mr. Ulbrich agreed that on the next occasion Mr. Ulbrich planned to travel to the United States, Mr. Gibson would make arrangements to meet with Mr. Ulbrich in New York, New York, to continue discussions regarding a potential strategic business combination or other commercial relationship between their respective companies.

On September 7, 2018, Mr. Gibson and Mr. Ulbrich spoke by telephone and discussed areas of strategic fit between HFF and JLL, focusing again on HFF’s strengths in the United States real estate capital markets as compared with JLL’s strengths in other areas in its business in the United States, as well as its strengths in the overseas real estate capital markets. Following such discussion, Mr. Gibson and Mr. Ulbrich agreed that subsequent conversations regarding any business combination or other commercial relationship to enhance near and long-term stockholder value should be conducted under the terms of a mutually agreeable confidentiality agreement. After this discussion, Mr. Gibson spoke by telephone with Ms. Deborah McAneny, lead independent director of HFF, to discuss consulting with Dechert LLP (“Dechert,” counsel to HFF) regarding entering into a confidentiality agreement with JLL. Ms. McAneny agreed that Dechert should be consulted regarding a confidentiality agreement and Mr. Gibson subsequently contacted Dechert regarding the same.

On September 27, 2018, following negotiations, the companies entered into a mutual confidentiality agreement, pursuant to which each company would keep certain information regarding the other party confidential. The confidentiality agreement also included a standstill provision restricting each party, for a period of twelve months, from purchasing the other party’s capital stock or taking certain other actions that may lead to a business combination, unless approved by the applicable company’s board of directors. Following execution of the mutual confidentiality agreement, Mr. Gibson, Mr. Thornton, Matthew Lawton, Executive Managing Director, HFF, Michael Tepedino, Executive Managing Director, HFF and Gerard Sansosti, Executive Managing Director, HFF met with Mr. Gates and Jay Koster, Group Head, Americas Capital Markets and Investor Services, JLL, Greg O’Brien, Chief Executive Officer, Americas, JLL and Mr. Bloxam in Dallas, Texas, and over dinner discussed each person’s background and history in the real estate industry and their current responsibilities in their respective positions.

On September 28, 2018, Mr. Gates, Mr. O’Brien, Mr. Bloxam and Mr. Koster joined Mr. Gibson, Mr. Thornton, Mr. Lawton, Mr. Tepedino, and Mr. Sansosti. At the meeting, Mr. Bloxam, Mr. Gates, Mr. Koster and Mr. O’Brien discussed the strategic fit of HFF’s expertise and organization. Representatives of JLL then left the meeting and the members of HFF management in attendance discussed the strategic fit between HFF and JLL and opportunities for cross-selling services, among other matters, and reached a preliminary consensus that continuing conversations with JLL had the potential to meaningfully enhance stockholder value through the acceleration of HFF’s strategic plan both in the United States and overseas by allowing the combined company to provide additional services to HFF’s clients.

On October 8, 2018, Mr. Gibson and Mr. Ulbrich met in Dallas to continue discussions regarding a potential business combination of HFF and JLL and to discuss their respective visions for the combined enterprise. During the months of October and November, 2018, Mr. Gibson and Mr. Thornton and other members of the HFF Executive Committee (a committee of the following key HFF employees: Mr. Gibson, Mr. Thornton, Mr. Lawton, Mr. Tepedino, Mr. Sansosti, Mr. Kevin MacKenzie, Executive Managing Director, HFF, Mr. Manuel de Zarraga, Executive Managing Director, HFF, Mr. Greg Conley, Chief Financial Officer, HFF, and Ms. Nancy Goodson, Chief Operating Officer, HFF) discussed the potential governance structure and incentive structure of the combined U.S. capital markets business of the combined company following a proposed business combination transaction with representatives of JLL, including how to create the best incentive structure for the combined business in order to incentivize and encourage a partnership mindset and align interests to increase enterprise value on behalf of stockholders. During the course of these discussions, representatives of JLL made clear to representatives of HFF that any business combination transaction would require certainty that key HFF capital markets employees would remain with the combined company following any business combination transaction. In light of the substantial stock component that HFF senior management believed may be contemplated in connection with a business combination transaction, members of HFF management, following informal consultation with the non-employee members of the HFF Board, determined that certainty of retention of key HFF capital markets advisors would be an important component to ensuring that HFF stockholders would recognize value from a transaction in the current form.

On October 23, 2018 and October 24, 2018 the HFF Board held its regularly scheduled Board and committee meetings. At a dinner for the HFF Board held on October 23, 2018, Mr. Gibson, Mr. Thornton, Ms. Goodson and Mr. Conley updated the HFF Board with respect to the ongoing discussions between members of the HFF Executive Committee and representatives of JLL with respect to a potential business combination involving HFF and JLL. After this discussion, Mr. Gibson and Mr. Thornton periodically briefed the non-employee members of the HFF Board on an as-needed basis between regularly scheduled HFF Board meetings.

On November 7, 2018, Mr. Gibson traveled to New York, New York to meet with Mr. Ulbrich and Mr. O’Brien to further discuss the time frame of any potential business combination transaction and review the merits, concerns and whether both parties had determined whether there was a basis for continuing discussions of a business combination transaction. The group reviewed the activities and discussions that had taken place to date, noting the productive discussions that had occurred, and agreed to consult with their respective colleagues, including the Boards of Directors of each company, about the content of the meeting. Mr. Ulbrich and Mr. O’Brien stated that they believed, based on their evaluation to date and subject to further due diligence, a preliminary valuation for HFF would be between $45 per share and $46 per share, and that JLL would structure the acquisition in a mix of approximately half cash and half common stock of JLL. HFF’s share price as of the close of trading on the NYSE on November 6, 2018 was $38.68. Mr. Gibson responded that neither party had sufficient information to determine appropriate valuations at that point in time and further work on governance and the outlines of a combined enterprise with incentives structures aligned to increase enterprise value should occur before further discussions on price.

Following this meeting, Mr. Gibson contacted Ms. McAneny to report on the further discussions with JLL and to discuss updated views on the basis for a strategic transaction between the two companies based on information learned since the last HFF Board meeting. Mr. Gibson briefed Ms. McAneny on the discussions to date and the strategic merits and fit of a transaction with JLL as compared with Mr. Gibson’s and the HFF Executive Committee’s assessment of the same with other likely parties. Following further discussions between Mr. Gibson and Ms. McAneny, and among Ms. McAneny and other members of the HFF Board, Mr. Gibson, Ms. McAneny, the other members of the HFF Board and the HFF Executive Committee determined it would be prudent to engage a financial advisor to assist with consideration of a potential business combination transaction, and on November 9, 2018, Mr. Gibson reached out to representatives of two investment banks, including Morgan Stanley & Co. LLC (“Morgan Stanley”). Given the importance of maintaining the confidentiality of any potential transaction and that Mr. Gibson had not heard back from the second investment bank in a timely fashion, Mr. Gibson, after consultation with Dechert and certain non-employee members of the HFF Board, ultimately asked one investment bank, Morgan Stanley, to make a presentation to the Board regarding the valuation of HFF and potential strategic initiatives.

On November 12, 2018, Mr. Gibson held a telephone call with Mr. Ulbrich to indicate that HFF expected to engage a financial advisor to assist with the evaluation of a potential combination of the two companies.

On November 13, 2018, representatives of Morgan Stanley came to Dechert’s New York, New York offices, to meet with Mr. Gibson (who participated via videoconference), Ms. McAneny, Mr. Steven Wheeler, a member of the HFF Board, and representatives of Dechert to discuss their qualifications to serve as a financial advisor to HFF in a potential strategic transaction. Shortly following such meeting, Ms. McAneny contacted representatives of Morgan Stanley to explore their engagement advising HFF in connection with the evaluation of strategic alternatives. Also following such meeting, representatives of Dechert provided a confidentiality agreement to representatives of Morgan Stanley, and following negotiation, a confidentiality agreement was executed on November 14, 2018, and members of HFF’s senior management then began briefing representatives of Morgan Stanley on conversations with representatives of JLL to date.

On November 14, 2018, members of the HFF Board conducted a telephonic meeting of the HFF Board. HFF management summarized for the HFF Board the recent discussions between members of HFF management and JLL management. The HFF Board and management discussed the merits of remaining as an independent company, potentially entering into a transaction with JLL, as well as a transaction with a number of other companies in the real estate capital markets intermediary industry or other investment or technology enterprises. These discussions led to the preliminary view of the HFF Board that (a) a combination of HFF and JLL had the potential to create superior performance and growth prospects for HFF stockholders, (b) a business combination with JLL represented the best opportunity to preserve the unique HFF culture that is key to growing the firm’s enterprise value and enhancing stockholder value and (c) discussions with JLL were a unique opportunity for HFF, different from prior unsolicited inquiries that HFF had received in recent years because of the expectations of the HFF Board and management with respect to the potential magnitude of the synergies that could be recognized as a result of the combination of HFF and JLL, including (i) cost synergies resulting from (x) consolidation of infrastructure and real estate, (y) reduction of overlapping public company costs and (z) selling, general and administrative reductions and (ii) revenue synergies, including from cross-selling complementary services. The HFF Board discussed the fiduciary duties that might apply to their consideration of a transaction of the type being discussed with JLL. Following further discussion of a transaction and the credentials of the representatives of Morgan Stanley, the HFF Board voted to approve HFF’s engagement of Morgan Stanley on terms reasonably acceptable to HFF management, and authorized members of HFF management to continue to engage with members of JLL management in respect of a potential business combination transaction.

Beginning on November 15, 2018, at the direction of the HFF Board, representatives of Morgan Stanley began conducting various preliminary financial analyses on HFF and the value of a potential transaction with JLL to HFF stockholders, focusing on whether a potential transaction with JLL would offer the opportunity for both short- and long-term stockholder value.

On November 15, 2018, HFF held a leadership team meeting during which the HFF Executive Committee briefed approximately nine additional members of HFF’s senior management that comprise HFF’s expanded executive committee (the “HFF Expanded Executive Committee”) and the three members of HFF’s Executive Committee Council (the “HFF Executive Committee Council”) on discussions with JLL to date and provided the preliminary views of the HFF Board as discussed at the telephonic meeting of the HFF Board on November 14, 2018. The purpose was to ensure that there would be agreement on the rationale to proceed based on the analysis conducted to date by the HFF Board and HFF Executive Committee. Following this briefing and a discussion of such rationale and the discussions with JLL to date, members of the HFF Expanded Executive Committee and the HFF Executive Committee Council reached consensus to support further discussions with JLL. Also on November 15, 2018, Morgan Stanley confirmed that it did not have any conflicts with respect to a potential business combination involving JLL.

On November 17, 2018, Mr. Gibson and Mr. Ulbrich spoke by telephone to discuss the financial due diligence process and overall transaction timelines. Over the next four days, Mr. Gibson, Mr. Thornton and the HFF Executive Committee held a series of telephone calls with Mr. Gates, Mr. Koster and Mr. O’Brien to further discuss time frames, structure and makeup of the combined U.S. capital markets business of the combined company to further align on the strategic fit between the two companies to drive value for HFF stockholders.

On November 26, 2018, following negotiations, an engagement letter between HFF and Morgan Stanley was executed, appointing Morgan Stanley as HFF’s financial advisor effective November 14, 2018.

On November 29, 2018, the HFF Board held an in-person meeting in Dechert’s New York, New York offices, to review certain preliminary financial analyses of Morgan Stanley in respect of HFF’s value on a standalone basis and in combination with JLL. Representatives of Morgan Stanley reviewed their preliminary views on HFF’s value as a standalone entity, considering HFF’s activities and current strategic plan in the absence of a strategic transaction, and the potential counterparties that could engage in a strategic transaction with HFF, including JLL and other selected parties. Mr. Gibson then noted that with elements of HFF’s 2018 strategic plan well underway or complete, Mr. Gibson, Mr. Thornton and the HFF Executive Committee had engaged with members of JLL’s senior leadership to discuss the logic and potential merits of a business combination transaction to determine whether such transaction and the logic and merits to such transaction would drive short- and long-term strategic value for HFF and JLL stockholders. As part of that discussion, Mr. Gibson described how JLL was unique in its ability to provide a combined platform that would best enhance stockholder value. Among the topics discussed by the HFF Board and senior management were: (i) a mix of potential consideration in cash and JLL common stock, permitting HFF stockholders to participate in the increased value of the JLL business post-transaction after accounting for the strategic contribution of HFF’s United States and U.K. real estate capital markets business; (ii) the ability to create value through the expected increase in the business line offerings to HFF clients in a combined enterprise and the expansion of HFF’s existing service offerings across a global platform; (iii) the acceptance of HFF’s governance and incentive structures overlaid on JLL’s existing United States business, driving substantial synergies derived from the multiple business lines of the combined companies and with an increased alignment of management and stockholders; (iv) the potential to transform the existing capital markets businesses of JLL and HFF into a unique and differentiated global capital markets intermediary in the United States, which would drive greater stockholder value; (v) the role of HFF’s leadership team in the combined enterprise, allowing the combined company to share best organizational and management practices, which was expected to help drive additional value at the capital markets business of the combined company and thereby additional value for HFF and JLL stockholders; (vi) the existence of a deeper bench and increased optionality from a personnel perspective as a result of the transaction as well as the addition of leadership in key geographies; (vi) the respect that HFF has for the leadership of JLL including Mr. Ulbrich, as well as the legacy leadership of The Staubach Company that had risen to lead JLL’s Americas business following JLL’s acquisition of The Staubach Company in 2008, which demonstrated successful integration of another entity into the JLL organization that brought cost and revenue synergies to stockholders, and offered the opportunity to again drive stockholder value for HFF stockholders; and (vii) other related topics relative to a potential merger with JLL.

Representatives of Morgan Stanley then provided their preliminary views on a potential transaction, focusing their discussion on their preliminary perspectives on the valuation of HFF as a standalone entity, potential synergies that could be realized in a transaction with JLL and their preliminary perspectives on the valuation of JLL as a manner of assisting the HFF Board in understanding how to consider a transaction in which it received a significant portion of consideration in the form of JLL common stock. Members of the HFF Board, in consultation with representatives of Morgan Stanley, also discussed their views that there was a relatively low likelihood of an acquisition of HFF by a financial sponsor or an entity outside of certain strategic peers of HFF, considering the nature of the business and the inability to derive significant cost synergies in such a transaction, which would likely result in a lower price than what JLL had indicated it was considering offering. Following a review of strategic options and with the input of representatives of Morgan Stanley, the HFF Board reached a preliminary consensus that a business combination transaction with JLL had the potential to create the best value for stockholders and offered the best strategic advantage because it could provide, among other things, an acceleration of HFF’s growth plans while enhancing HFF’s strategic position in the United States real estate and global capital markets business, providing HFF’s clients with more services and HFF with more opportunities to cross-sell services. In addition, such a transaction would offer revenue and cost synergies that could drive additional value for HFF stockholders. In reaching these conclusions, the HFF Board drew upon their experience in and understanding of the real estate capital markets services landscape generally. These prior discussions reinforced the HFF Board’s and HFF senior management’s consensus regarding the compelling cost and revenue synergy opportunities associated with a business combination transaction with JLL. Following such discussions, after noting that HFF’s common stock had closed at $40.06 per share the day before, and after reviewing JLL’s initial indications of a price range between $45 per share to $46 per share from November 7, 2018 were too low, the HFF Board approved the continuation of discussions between HFF’s senior management and JLL to determine whether a business combination transaction at a higher price was a viable path forward for the two companies.

Following the November 29, 2018 meeting of the HFF Board, Mr. Gibson met with Mr. Ulbrich and Mr. Bloxam in London, United Kingdom. During the meeting, Mr. Ulbrich indicated that following additional due diligence, JLL was prepared to value HFF in the range of $45 to $46 per share. Mr. Gibson elected not to engage in further negotiation with Mr. Ulbrich or Mr. Bloxam concerning price, noting only that HFF would consider the proposal, but that, based on input from the HFF Board and the advice of Morgan Stanley, a subsequent proposal should value HFF at a higher price. HFF’s share price as of the close of trading on the NYSE on November 28, 2018 was $38.45.

On December 9, 2018, representatives of J.P. Morgan Securities, LLC (“J.P. Morgan”), financial advisor to JLL, provided, on behalf of JLL, a non-binding term sheet outlining the key terms of a potential transaction to representatives of Morgan Stanley. The term sheet did not contain price terms but contemplated a mix of cash and stock consideration, outlining a merger transaction with HFF pursuant to which HFF would become a direct, wholly owned subsidiary of JLL. The term sheet contemplated that key employees of HFF execute employment agreements as a condition to entering into the merger agreement to effect the transaction, and the employment agreements would be accompanied by certain restrictive covenants in favor of JLL. Furthermore, certain key insider stockholders would execute voting agreements, agreeing to vote their shares in favor of a transaction with JLL. In addition, the term sheet contemplated that the JLL Board would appoint one member of the HFF Board to the JLL Board, and the parties would agree prior to signing on the governance and incentive structure consistent with the discussions to date concerning such topics. The transaction would not be subject to any financing condition or closing conditions other than material regulatory conditions, including relevant housing authorities, required antitrust approvals and any other required regulatory consents, and other customary closing conditions. According to the term sheet, any definitive agreement would further contain a customary non-solicitation provision, requiring HFF not to solicit or engage in discussions regarding competing transaction proposals, subject to a right for HFF to terminate the merger agreement with JLL to accept a superior proposal, provided that concurrently with such termination HFF paid to JLL a termination fee equal to 4% of the equity valuation of HFF in the transaction. Furthermore, the term sheet requested that HFF enter into an exclusivity arrangement for a period of 30 days following agreement on the terms set forth in the term sheet. The transaction would also not require a vote of JLL stockholders.

On December 10, 2018, Mr. Gibson, Mr. Thornton, Mr. Koster and Mr. Gates met to discuss further leadership, governance and incentive structural matters in response to JLL’s requests for certainty that key capital markets advisors from HFF would be a part of the ongoing enterprise in the event HFF and JLL entered into a business combination transaction.

On December 11, 2018, the HFF Board held a regularly scheduled meeting at Dechert’s New York, New York offices, which included, for part of the meeting, members of the HFF Executive Committee who attended in person as well. At the start of the meeting, representatives of Morgan Stanley and Dechert presented the principal terms of the term sheet received on December 9, 2018, and members of the HFF Board discussed key terms included in the term sheet, including JLL’s request that key employees of HFF sign employment agreements with JLL as a condition to entering into the transaction. Members of the HFF Board engaged in a lengthy discussion concerning HFF as a standalone company, and the complementary nature of HFF’s business within JLL’s larger real estate services platform. Additional discussion followed concerning the HFF Board’s evaluation of the HFF management team and the significant benefits that could be derived by applying HFF’s management and approaches to JLL’s capital markets services business in the United States and across JLL’s platform, noting the significant value for HFF stockholders that could be derived from that approach under the contemplated half-cash, half-stock mix of consideration that HFF stockholders would receive in the contemplated transaction. In further discussion with representatives of Dechert, the HFF Board also discussed the proposed termination rights included in the December 9 term sheet, as well as the HFF Board’s fiduciary duties in respect of a transaction of the nature being considered with JLL. Specifically, the HFF Board, HFF’s senior management and HFF’s advisors discussed the disadvantages of conducting a pre-signing market check, including the importance of maintaining confidentiality with respect to any potential transaction and the potential disruptions that leaks with respect to any potential transaction would have on HFF’s workforce and HFF’s ability to attract and retain key employees. Management of HFF and HFF’s advisors discussed with the HFF Board potential responses on the term sheet, including to respond with (a) a “go shop” provision permitting HFF for a period of time following signing of the merger agreement to solicit competing proposals and to pay a lower termination fee if HFF terminated the merger agreement to accept one of such proposals during such period and (b) the inclusion of an organizational chart for the U.S. capital markets business of the combined company, including with Mr. Gibson as co-chair of the JLL Global Capital Markets Board of JLL. Following such discussions, the HFF Board then turned to its regularly scheduled business.

On December 13, 2018, Mr. Gibson held a telephone call with Mr. Ulbrich whereby Mr. Gibson informed Mr. Ulbrich that the principal terms of the term sheet received from JLL on December 9, 2018 were discussed at a meeting of the HFF Board and that HFF would be responding to JLL’s term sheet in writing through Morgan Stanley.

On December 13, 2018, following consultation with the HFF Board, Dechert and Morgan Stanley, HFF’s senior management directed representatives of Morgan Stanley to distribute a revised version of the term sheet to representatives of J.P. Morgan. No price terms were included in the revised term sheet, but certain revisions to the governance provisions were included to require two members of the HFF Board be appointed to the JLL Board. In addition, the term sheet specified that Mr. Gibson would serve as co-chair of the JLL Global Capital Markets Board, and identified some components of senior leadership of the combined enterprise and the leadership team of the US Capital Markets organization following a transaction. The term sheet revisions included a “go shop” period allowing HFF to affirmatively solicit competing proposals during the 40 days following the execution of the merger agreement. During the “go shop” period, a reduced termination fee would be payable by HFF, equal to 1.25% of the equity valuation of HFF in the transaction, and thereafter, a customary non-solicitation provision would include a termination fee of 2.5% of the equity valuation of HFF in the transaction.

Beginning on December 14, 2018, an electronic data room was opened by HFF’s advisors to JLL’s advisors, including representatives of J.P. Morgan, for JLL and its advisors to conduct due diligence on HFF. J.P. Morgan maintained contact with representatives of Morgan Stanley to request certain financial and business documentation over the course of the subsequent weeks.

On December 18, 2018, the HFF Board convened a telephonic meeting. During the meeting, the HFF Board discussed with management the status of discussions with JLL. Dechert also provided the HFF Board a further briefing regarding their fiduciary duties in considering a transaction of the nature being considered with JLL.

Between January 3, 2019 and January 9, 2019, Mr. Gibson and Mr. Thornton consulted with representatives of Morgan Stanley concerning customary retention terms that would be appropriate for a transaction in the services industry given JLL’s requirements that a transaction include employment arrangements with key employees of HFF and the importance to the combined company and HFF stockholders of the retention of key HFF employees. Following such consultation, Mr. Gibson convened a follow-up call with Mr. Gates and Mr. Koster concerning the general outline of retention terms, including governance structures, employment terms and the costs of any retention program for key employees of HFF. At this point, it was the understanding of HFF’s senior management and HFF’s advisors that the actual per share price paid to HFF stockholders would be reduced by the amount of transaction expenses (including retention payments) to be paid in any transaction and, therefore, that JLL’s valuation of HFF in the range of $45 to $46 per share communicated to Mr. Gibson by Mr. Ulbrich on November 29, 2018 would be so reduced. Later on January 10, 2019, at the direction of HFF senior management, representatives of Morgan Stanley distributed a term sheet concerning employee retention arrangements, along with proposed retention amounts to be paid to certain HFF employees, to J.P. Morgan, and on the same date, Mr. Gibson briefed Mr. Ulbrich on the proposed terms.

On January 10, 2019, the HFF Board convened a meeting via teleconference. During the meeting, the HFF Board and management discussed the status of the negotiations between the parties, including with respect to the consideration to be paid. Mr. Gibson and Mr. Thornton also briefed the HFF Board on recent discussions with JLL concerning governance, incentive structures and employee retention matters. The HFF Board discussed the general outline of terms of potential employment agreements to document, governance, incentive and retention matters because of the value of the employees to the value of the combined companies, and in turn to HFF stockholder value.

Following the HFF Board meeting and over the course of the next three weeks, Mr. Gibson, Mr. Thornton and members of the HFF Executive Committee held numerous calls with Mr. Gates, Mr. Koster and Mr. O’Brien concerning the terms of the retention program and JLL’s specific requirements for a focused and properly incentivized program, the basis for any retention awards, and the strategic value of ensuring key personnel would be incentivized to work towards the successful consummation of a transaction and the growth of the combined enterprise with JLL, along with JLL’s requirements for non-competition covenants and appropriate vesting and claw-back arrangements to ensure that the retention program would ensure continued employment with JLL and its affiliates, driving value to the combined company, and in turn to HFF stockholders receiving a significant portion of consideration in a potential business combination transaction in the form of common stock of JLL. Concurrently, at the direction of the HFF Board, representatives of Morgan Stanley communicated with representatives of J.P. Morgan to indicate that while discussions concerning incentive arrangements occurred, subsequent proposals likely would need to be in excess of $47 per share in the aggregate, net of transaction expenses and incentive arrangements, to HFF stockholders.

On January 31, 2019, Mr. Gibson contacted Mr. Ulbrich to discuss HFF’s special dividend. Although JLL earlier in discussions had requested that HFF not make any dividend payment while the parties were negotiating a potential transaction, Mr. Gibson noted that HFF would be paying its special dividend consistent with its practice in prior years.

On February 7, 2019, J.P. Morgan, on behalf of JLL, provided an updated term sheet to Morgan Stanley. The revised term sheet proposed an acquisition of HFF at approximately $46 per share based on the closing price of JLL common stock on February 6, 2019, with each share of HFF common stock to be converted into the right to receive $23 per share and 0.1590 of a share of JLL common stock. Such $46 per share offer represented an increase from JLL’s prior offer, as the $46 per share was not reduced by transaction costs, including the $111.5 million of retention costs, representing a substantial increase from JLL’s initial indications of interest at $45 to $46 per share, before accounting for any transaction and retention costs, in November 2018. The revised proposal removed the proposed “go shop” period and reverted to a non-solicitation obligation for HFF, with a termination fee payable by HFF under certain circumstances in the amount of 3.75% of the equity value of HFF in the transaction. JLL’s revised terms removed the specified obligation to appoint Mr. Gibson as co-chair of the

JLL Global Capital Markets Board, and also removed reference to the organizational charts that had been discussed among Mr. Gibson, Mr. Thornton, Mr. Koster and Mr. Gates. HFF’s stock price at the close on February 6, 2019, prior to distribution of the term sheet, was $41.77.

The HFF Board met via teleconference on February 9, 2019. At the meeting, Mr. Gibson and Mr. Thornton briefed the HFF Board on recent discussions, and representatives of Morgan Stanley and Dechert reviewed the revised term sheet and material open terms between HFF’s prior proposal and JLL’s response. Representatives of Morgan Stanley advised the HFF Board that more information should be sought from JLL to understand JLL’s views on pricing and how those views were informed by potential synergies, as representatives of Morgan Stanley and HFF management believed that JLL’s proposal failed to give effect to the full value of expected synergies in a strategic transaction. Following review of the terms and Morgan Stanley’s analyses, the HFF Board authorized representatives of Morgan Stanley to seek further information from J.P. Morgan concerning the proposed per share price for HFF.

On February 10, 2019, as requested, representatives of J.P. Morgan and Morgan Stanley discussed by telephone expected transaction synergies and the buildup of the pricing terms included in the February 7, 2019 term sheet. In addition, J.P. Morgan confirmed that the $46 per share price ($23 per share in cash and 0.1590 of a share of JLL common stock) was net of any transaction expenses, including any proposed retention payments contemplated for HFF management. Representatives of Morgan Stanley reviewed this additional information with senior management of HFF and, following such discussions, on February 11, 2019, Mr. Gibson contacted Mr. Ulbrich to indicate that further information would need to be shared concerning JLL’s estimates on expected transaction synergies in order to better understand the value to HFF stockholders of JLL’s proposal.

Throughout the remainder of February and March, the parties conducted additional legal, financial and business due diligence.

Later in the day on February 11, 2019, the HFF Board convened a meeting via teleconference. Mr. Gibson and Mr. Thornton updated the HFF Board on his discussions since February 9, 2019 with Mr. Ulbrich, and representatives of Morgan Stanley (i) summarized the additional information received from J.P. Morgan concerning the elements used to derive the $46 per share price and (ii) reviewed for the HFF Board Morgan Stanley’s view on revenue and expense synergies and JLL’s ability to consummate the transaction at certain per share prices, including as compared to HFF’s value as a stand-alone company and prices that other potential acquirers may be willing and able to pay. Following lengthy discussion concerning the value of HFF, the HFF Board authorized Mr. Gibson and representatives of Morgan Stanley to contact JLL to make a counteroffer with a revised cash and exchange ratio resulting in a price of $48 per share, using the closing price of JLL common stock on February 11, 2019, which was $146.27. The HFF Board, Mr. Gibson and Morgan Stanley agreed that Morgan Stanley would convey this message on February 13, 2019. In light of the significant increase in the trading price of JLL common stock on February 12, 2019 (from $146.27 at the opening of trading to $166.15 at the close of trading), the HFF senior management in consultation with representatives of Morgan Stanley and, informally, with the non-employee members of the HFF Board, revised the counter offer to be a $1 per share increase in the cash portion of JLL’s offer, with the same amount of fixed JLL common stock contained in JLL’s offer made on February 7, 2019 (which, as of the close of trading on February 12, 2019, represented an aggregate value of $50.42).

On February 13, 2019, representatives of Morgan Stanley followed up with representatives of J.P. Morgan concerning the February 7, 2019 JLL proposal. In their first call, following the increase in value of JLL common stock and as directed by the HFF Board during informal discussions, representatives of Morgan Stanley indicated that the HFF Board would consider accepting a revised proposal with a $1 per share increase in cash, and the same fixed amount of shares of JLL common stock as included in JLL’s proposal on February 7, 2019. Representatives of J.P. Morgan responded that JLL would not accept the request but could potentially consider a $0.25 per share increase. Following such feedback, representatives of Morgan Stanley followed up with representatives of J.P. Morgan to discuss two potential options that the HFF Board could consider: (a) a revised offer with an aggregate increase of $0.50 per share based on the closing trading price of JLL common stock on February 13, 2019 with the stock and cash components each representing 50% of the consideration (which would have been $24.76 in cash and 0.1513 of a share of JLL common stock based on the closing trading price of JLL common stock on February 13, 2019) or (b) HFF would consider a revised offer with the cash portion increased by $1 per share.

On February 15, 2019, J.P. Morgan contacted representatives of Morgan Stanley to relay that JLL continued to review price, but requested that HFF submit a revised proposal including price terms and that JLL would provide additional feedback on that proposal, including with respect to the two options regarding price communicated by representatives of Morgan Stanley, as described above. In response, representatives of Morgan Stanley indicated that HFF would need to understand whether JLL was willing to raise their offer consistent with the revised terms communicated by representatives of Morgan Stanley on February 13, 2019, as described above.

Following such response, on February 16, 2019, Mr. Ulbrich called Mr. Gibson to discuss price and other terms. Mr. Ulbrich proposed a revised offer that each share of HFF common stock would receive (i) $24.63 in cash and (ii) 0.1505 of a share of JLL common stock, for an aggregate value of approximately $49.46 per share, using the closing price of JLL common stock on February 15, 2019 of $164.96 per share.

Following additional discussions with representatives of Morgan Stanley, Dechert and members of the HFF Executive Committee, as well as with Ms. McAneny, on February 17, 2019, Mr. Gibson directed representatives of Dechert to distribute a revised draft of the non-binding term sheet to counsel for JLL, Sidley Austin LLP (“Sidley Austin”). The updated proposal indicated that each share of HFF common stock would receive (i) $24.63 in cash and (ii) 0.1505 of a share of JLL common stock, which, using the closing price of JLL common stock on February 15, 2019 of $164.96, represented for an aggregate value of approximately $49.46 per share. The updated proposal further clarified the governance structures including the appointment of two directors to the JLL Board, the appointment of Mr. Gibson as co-chair of the JLL Global Capital Markets Board, and the appointment of various office heads and other positions throughout the JLL organization, consistent with the organizational charts discussed in October and November 2018. The updated proposal also inserted a bifurcated termination fee construct, which would obligate HFF to pay a termination fee of $25 million under certain circumstances if a merger agreement were terminated by HFF to accept a “superior proposal” received from a third party within 40 days of signing the merger agreement, and an increased termination fee of $50 million thereafter.

Following distribution of the term sheet, representatives of Sidley Austin held a call with representatives of Dechert to discuss bifurcated termination fee construct, as well as other changes reflected in the term sheet to be relayed to JLL.

On February 20, 2019, members of the HFF Board held a regularly scheduled meeting, at which time Mr. Gibson, representatives of Morgan Stanley and representatives of Dechert briefed the HFF Board on recent developments since the last HFF Board meeting, including updated estimates of the full value of expected run-rate synergies of approximately $60 million.

On February 21, 2019, representatives of Dechert and Sidley Austin convened a conference call to discuss the bifurcated termination fee structure included in the February 17, 2019 term sheet. Sidley Austin proposed to eliminate the bifurcated termination fee and again rejected the concept of a “go shop” period, but offered to reduce the single-tier termination fee to 3% of the equity value of HFF in the transaction. Representatives of Dechert rejected the lower proposed termination on behalf of HFF and indicated that while they would convene further discussions with HFF senior management and the HFF Board, the proposed termination fees and bifurcated termination fee structure in the February 17, 2019 term sheet represented HFF’s proposed construct for any transaction between HFF and JLL.

On February 25, 2019, representatives of Dechert and Sidley Austin reconvened their conference call to discuss the bifurcated termination fee structure. Representatives of Sidley Austin again rejected any “go shop”

provision or bifurcated termination fee construct, but proposed a reduced termination fee of 2.9% of the equity value of HFF in the transaction.

Following such calls, in the early morning on February 26, 2019, representatives of Sidley Austin distributed the first draft of a merger agreement to representatives of Dechert, along with a proposed exclusivity letter agreement.

On February 27, 2019, representatives of Dechert provided representatives of Sidley Austin with a form of employment agreement for HFF key employees, reflecting the retention terms provided at the request of JLL by Mr. Gibson on February 23, 2019 to Mr. Gates and Mr. Koster. Late that evening, representatives of Sidley Austin circulated a revised version of the term sheet, and requests that HFF sign and return an updated exclusivity letter agreement to JLL. The updated term sheet accepted the proposed pricing terms of (i) $24.63 per share in cash and (ii) 0.1505 of a share of JLL common stock, and removed remaining references to bifurcated termination fee, indicating that a single-tier termination fee would be payable under specified circumstances, in an amount of $60,030,000.

On March 2, 2019, the HFF Board held a meeting to discuss progress on the transaction to date, including updates on the negotiations of the proposed terms of the transaction. The HFF Board reviewed the material terms and was briefed on the requests from JLL for an exclusivity period in connection with negotiating the merger transaction. Following discussion, and in light of the agreement on price, the HFF Board determined that it would be in the best interests of the stockholders of HFF that HFF to enter into a mutual exclusivity arrangement with JLL for a limited time period, if such arrangements would be helpful to finalize the negotiation of the material definitive transaction documents.

Following the HFF Board meeting, HFF senior management authorized representatives of Dechert to distribute an updated version of the non-binding term sheet on March 4, 2019, containing final proposals in respect of the merger transaction. The revised term sheet accepted the agreed-upon price of (i) $24.63 per share in cash and (ii) 0.1505 of a share of JLL common stock. The revised term sheet further clarified that the termination fee would be set at 2.9% of the equity value of HFF in the transaction, as determined based on the closing price of HFF shares on the trading day immediately preceding execution of a definitive agreement. Finally, the term sheet clarified that Mr. Gibson and Mr. Thornton would not receive retention arrangements, but would agree to sign an employment agreement with a term of four years, while the other members of the HFF Executive Committee would receive their retention payments entirely in restricted stock units of JLL, subject to four-year ratable vesting. All other retention recipients would receive their retention awards 25% in cash, payable at the closing of a transaction and subject to claw-back if the employee terminated employment during the three years following the closing, and 75% in restricted stock units of JLL, subject to three-year ratable vesting.

On March 8, 2019, Mr. John Pelusi, former CEO and Vice Chair, and current Executive Managing Director, HFF, and a member of the HFF Executive Committee Council, received a phone call from an investment banker, who was involved with the initial public offering of HFF’s common stock and who indicated that he had placed a call in to Mark Gibson to catch up on the industry. During the conversation, the investment banker indicated that he was working on behalf of a global commercial real estate services firm (“Party A”) and was inquiring about making contact with Mr. Gibson to see if Mr. Gibson had an interest in meeting. Mr. Pelusi advised the investment banker that HFF would always be willing to meet interested parties. Mr. Pelusi told the investment banker that he would relay the investment banker’s message to Mr. Gibson. Immediately following the call with the investment banker, Mr. Pelusi called Mr. Gibson and relayed the above, as well as Mr. Pelusi’s intuition that the investment banker may have become aware of HFF’s discussions with JLL. Mr. Gibson in turn informed representatives of Morgan Stanley and Dechert of the call. Mr. Gibson then asked that Mr. Pelusi call the investment banker back and note that Mr. Gibson had no record of a call from the investment banker and ask that the investment banker reach out directly to Mr. Gibson to schedule a meeting. Mr. Pelusi called the investment banker, relaying the message from Mr. Gibson, and the investment banker noted that he would call Mr. Gibson directly. The investment banker then left a voicemail for Mr. Gibson, who was traveling at the time. Based on the advice of Morgan Stanley and Dechert, Mr. Gibson returned the call and expressed to the investment banker that HFF is always interested in entertaining proposals that would fit with HFF’s strategic goals and plans for growth. The investment banker noted that, the next time he was in Dallas, he would be interested in meeting with Mr. Gibson and Mr. Gibson noted that he would be open to such a meeting. No specific requests or inquiries were made by the banker representing Party A following such conversation with Mr. Gibson. Mr. Gibson relayed information about the inquiry to members of the HFF Board, but no further actions were taken by either representatives of Party A nor by HFF management or its representatives.

Early in the morning on March 9, 2019, representatives of Dechert provided a revised draft of the merger agreement to representatives of Sidley Austin, which focused in particular on changes to provide HFF greater certainty that any transaction would close (including as it related to closing conditions and obligations to obtain regulatory approvals).

On March 11, 2019, representatives of Dechert and Sidley Austin participated in a conference call to review changes in the March 9, 2019 revised merger agreement, focusing in particular on provisions affecting the certainty of closing.

On the morning of March 12, 2019, a representative of a global commercial real estate services and investment firm (“Party B”) contacted Mr. Gibson. The representative of Party B inquired as to whether HFF would be interested in having a conversation to follow up on certain informal conversations between representatives of HFF and representatives Party B over the past two years regarding various strategic initiatives, including general discussions regarding a potential business combination, involving HFF and Party B. Mr. Gibson indicated that he would be happy to entertain further conversations that would fit within HFF’s strategic goals and plans for growth, consistent with informal conversations that representatives of Party B and HFF had engaged in over the past two years. Such conversations between HFF and Party B had never reached a stage where any terms of a business combination transaction were discussed. Mr. Gibson also relayed information concerning this inquiry from Party B to members of the HFF Board.

After relaying information concerning the inquiries from Party A and Party B to the HFF Board and discussing such inquiries with Morgan Stanley, Dechert and other members of the HFF Executive Committee, Mr. Gibson agreed with Morgan Stanley and Dechert’s recommendation that Morgan Stanley contact the representatives of JLL to inform them of the inquiries received and that if JLL wished to proceed with the business combination transaction, JLL should meet HFF’s requested timing of entering into definitive agreements no later than March 18, 2019 and expect that definitive documentation might need to permit certain provisions permitting HFF to engage with bona fide, unsolicited offers received following the execution of definitive documentation in a form to be negotiated between Dechert and Sidley Austin. Later in the day on March 12, 2019, representatives of Morgan Stanley contacted J.P. Morgan to inform them that over the past four days, HFF had received two separate, unsolicited inquiries from unnamed parties and advised J.P. Morgan of the stipulations regarding timing and the definitive documentation, as described above.

Early in the morning of March 13, 2019, representatives of Sidley Austin distributed a revised draft of the merger agreement to representatives of Dechert. In addition to the revised draft, representatives of Sidley Austin again requested that HFF execute a letter agreement entering into exclusivity, which would have been effective through the targeted signing date of March 18, 2019, with certain automatic extension periods if the transaction had not been entered into. The distribution also included a draft of a voting agreement for the key HFF employees and the directors of HFF. Finally, the distribution also included a revised draft of the employment agreements and related required noncompetition arrangements for key HFF employees, which Dechert provided to Haynes and Boone LLP, counsel to the employees who were to receive the employment agreements, for review and negotiation on behalf of the employees being asked to enter into such arrangements.

Upon receipt of the exclusivity request and in light of the two recent inbound inquiries, senior management of HFF, in consultation with representatives of Dechert and Morgan Stanley, determined that HFF would not sign any exclusivity arrangement with JLL, and informally advised members of the HFF Board of their determination.

Following additional consultation with members of senior management of HFF, representatives of Dechert returned a revised draft of the merger agreement and voting agreement mid-day on March 14, 2019. The revisions again focused on providing HFF stockholders greater certainty that the transaction would close, including by revising the closing conditions and increasing the obligations of JLL to take actions to obtain regulatory approvals. Furthermore, the revised draft indicated that the single-tier termination fee proposal might need to be revised in light of the unsolicited inbound inquiries received by HFF over the past few days.

In addition, on March 14, 2019, representatives of Morgan Stanley provided Dechert with certain disclosures of Morgan Stanley regarding fees it had received or may in the future receive from HFF or JLL, and Morgan Stanley’s ownership of common equity of HFF, JLL and such affiliates, which was subsequently delivered to the board on March 18, 2019, prior to the execution of the merger agreement.

Additionally, on March 14 and March 15, 2019, while representatives of Dechert and Sidley Austin continued to negotiate terms of the merger agreement, Mr. Gibson, Mr. Thornton, Ms. Goodson, Mr. Gates, Mr. Koster and Mr. O’Brien met in Dallas, Texas to discuss additional open points concerning governance and employee retention arrangements.

On March 15, 2019, the HFF Board held a meeting to review the merger agreement and discuss the proposed transaction with representatives of Morgan Stanley and Dechert. Members of management discussed with the Board the inquiries from Party A and Party B, as well as the history of prior discussions with Party B. Representatives of Morgan Stanley presented their summary of negotiations to that point and discussed the recent trends in the trading prices of JLL and HFF common stock, including the decrease in the trading price of JLL common stock since February 13, 2019. Representatives of Dechert briefed the HFF Board on a summary of the terms of the merger agreement, with a focus on the open issues including the provisions regarding certainty of closing and level of efforts to obtain regulatory approval, as well as the HFF Board’s fiduciary duties in connection with the potential transaction with JLL. The HFF Board then discussed the principal open issues related to the termination fee structures in the merger agreement. Following discussion with representatives of Morgan Stanley and Dechert, the HFF Board agreed that a bifurcated termination fee, in the amounts of $27 million and $54 million, to permit an unsolicited bona fide offer to be considered by HFF immediately following the execution of the merger agreement and where HFF would be required to pay the reduced termination fee if such unsolicited offer was accepted by HFF, would be appropriate in light of the recent inquiries concerning HFF. Furthermore, the HFF Board reviewed the closing conditions in respect of antitrust approvals, and following consultation with representatives of Dechert and Morgan Stanley, determined that a meaningful and material reverse termination fee in the event the merger agreement was terminated due to antitrust issues was appropriate. Following this discussion, the HFF Board instructed HFF senior management and their advisors to make appropriate counterproposals to JLL including the foregoing. In reaching its determination, the HFF Board considered the fact that, based on feedback from HFF management and representatives of Morgan Stanley, it was unclear whether Party A or Party B were in a position to actually submit a proposal in respect of a business combination transaction, discussing in particular (a) the lack of any specific requests or inquiries, or any follow-up communications, from the banker representing Party A or from Party B, to date, (b) the judgment of HFF management that similar inquiries from Party B had been received in prior years but had never led to any further discussions or proposals and (c) given the considerable overlap between Party B’s capital markets division and HFF’s business, that it would be difficult for Party B to achieve the revenue synergies that could potentially be achieved in a business combination between HFF and JLL. In addition, the HFF Board discussed how long it would take Party A or Party B to submit a proposal, the extent of diligence either might require and whether following such diligence either would still be willing to proceed, and whether any proposal submitted by Party A or Party B, following such diligence, would be more attractive than the proposed transaction with JLL. The HFF Board further discussed the fact that the proposed transaction with JLL was, pending the resolution of the items discussed above, nearly completely negotiated and could be completed within a short period of time and it was unclear whether JLL would withdraw its proposal should HFF attempt to delay signing in order to allow Party A or Party B the time to submit proposals and, if Party A or Party B were serious, in view of the bifurcated termination fee, Party A and Party B would have the opportunity to make a superior proposal after HFF and JLL had entered into the merger agreement, with a reduced termination fee. Following the conclusion of the HFF Board meeting on March 15, 2019, representatives of Morgan Stanley relayed these terms to J.P. Morgan on behalf of the HFF Board.

Over the course of the day on March 16, 2019, representatives of Dechert, Sidley Austin, Morgan Stanley, J.P. Morgan, along with members of senior management of HFF and JLL, engaged in negotiations concerning the proposed reverse termination fee payable by JLL under specified circumstances and the bifurcated termination fee payable by HFF under certain other circumstances. Throughout the day, the parties engaged in negotiation to resolve such matters, and throughout the process, Mr. Gibson periodically provided updates to Ms. McAneny on behalf of the other members of the HFF Board to apprise them of progress with respect to open issues in the merger agreement. Late on March 16, 2019, JLL agreed to a bifurcated termination fee structure, whereby under certain specified circumstances, if HFF were to terminate the merger agreement within 45 days of execution, a termination fee of $27 million would be payable to JLL, roughly equal to 1.4% of the total equity value of HFF in the transaction, and in the event the merger agreement were terminated under certain circumstances thereafter, a termination fee of $54 million would be payable to JLL, roughly equal to 2.8% of the total equity value of HFF in the transaction. In addition, the parties agreed that (a) JLL would covenant to take all reasonable or necessary actions to obtain antitrust approval, provided that JLL would not have to take any actions, that individually or in the aggregate, would be materially detrimental to the benefits of the transaction to JLL and its subsidiaries, taken as a whole and (b) if the transaction did not close for antitrust reasons, a reverse termination fee would be payable to HFF. Members of HFF and JLL senior management, along with their advisors, continued negotiation concerning the amount of the reverse termination fee payable to HFF, ultimately settling on $75 million following further discussions on March 17, 2019.

Throughout the course of the day on March 17, 2019, representatives of Dechert and Sidley Austin exchanged drafts of the respective disclosure letters and finalized ancillary arrangements. In addition, representatives of Haynes Boone and senior members of HFF management, in consultation with representatives of Sidley Austin and senior members of JLL management, negotiated the revised terms of the employment agreements and retention arrangements with certain specified employees of HFF, expecting that in excess of 50 HFF employees would enter into employment and non-competition arrangements as a condition to JLL’s execution of a merger agreement. In the late evening, representatives of Sidley Austin returned a revised draft of the merger agreement to representatives of Dechert.

Following review of the merger agreement and telephone calls with senior members of HFF management, representatives of Dechert returned a revised version of the merger agreement to representatives of Sidley Austin in the morning of March 18, 2019. Further discussions concerning the disclosure letters and revision of the agreed-upon terms in the merger agreement continued throughout the course of the day on March 18, 2019 and into the evening.

Later in the afternoon on March 18, 2019, the HFF Board convened a special telephonic meeting to discuss various matters related to the proposed Merger, including the appointment of Ms. McAneny to the JLL Board, and the agreed-upon terms concerning antitrust matters and the bifurcated termination fee. At the meeting, representatives of Morgan Stanley provided a briefing on the terms of the consideration to be paid, and representatives of Dechert briefed the HFF Board on the final resolution of open issues. The HFF Board further reviewed the likelihood or unlikelihood of a third party offering to acquire HFF at a value at or above the proposal from JLL and the potential opportunities and risks associated with rejecting JLL’s proposal and remaining a standalone entity or pursuing other strategic alternatives or discussions with other third parties at that time, taking into account the views of HFF management and representatives of Morgan Stanley. Representatives of Morgan Stanley then reviewed with the HFF Board Morgan Stanley’s financial analysis summarized in the section entitled “The Merger—Opinion of HFF’s Financial Advisor” beginning on page 125 and at the request of the HFF Board, representatives of Morgan Stanley delivered the oral opinion of Morgan Stanley, subsequently confirmed by delivery of its written opinion, dated March 18, 2019, to the HFF Board that, as of March 18, 2019 and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by Morgan Stanley as set forth in such opinion, the Merger Consideration to be received by the holders of the HFF Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders of the HFF Common Stock. Following discussion of considerations related to the proposed Merger, members of HFF’s senior management then indicated that it was the recommendation of HFF’s management that the HFF Board approve the Merger Agreement and the consummation of the transactions contemplated thereby. Following discussion, the HFF Board unanimously adopted resolutions approving the Merger Agreement and the consummation of the transactions contemplated thereby and resolved to recommend that the HFF stockholders vote “FOR” the Merger Agreement proposal.

Also on March 18, 2019, the JLL Board unanimously approved the Merger Agreement, the Merger, the Subsequent Merger, the Share Issuance and the other transactions, and determined that the terms of the Merger, the Subsequent Merger, the Share Issuance and the other transactions were in the best interests of JLL and its stockholders.

In connection with such approvals by the HFF Board and the JLL Board, which occurred after the closing of trading on the US stock markets on March 18, 2019, members of HFF senior management and representatives of Dechert and Morgan Stanley worked with members of JLL senior management and representatives of Sidley Austin and J.P. Morgan to finalize the Merger Agreement, including the employee benefits covenant and related remaining open items.

Later on March 18, 2019, each member of the HFF Board and the specified key employees executed and delivered their respective voting agreements. In addition, each of the specified members of HFF management (totaling 52 employees), on the one hand, and an affiliate of JLL, on the other hand, executed and delivered each of such HFF employees’ retention and employment agreements (including separate non-competition agreements), following final negotiations with representatives of Haynes Boone and Sidley Austin.

Each of HFF, JLL, Merger Sub and Merger LLC then executed and delivered the Merger Agreement. Shortly thereafter on March 19, 2019, HFF and JLL issued a joint press release announcing the execution and delivery of the Merger Agreement. As of the date hereof, HFF has not received any Competing Proposals (as defined in the Merger Agreement).

The JLL Board’s Reasons for the Merger

After careful consideration, on March 18, 2019, the JLL Board unanimously adopted resolutions approving the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement.

In reaching its decision to approve the Merger Agreement and the consummation of the transactions contemplated thereby, the JLL Board consulted with the members of JLL’s senior management, as well as JLL’s financial and legal advisors, and considered a number of factors, including the following material factors (not necessarily in order of relative importance):

Strategic Considerations. The JLL Board considered that the Merger is expected to provide a number of significant strategic opportunities, including the following:

•

the view that the Merger would strengthen JLL’s global capital markets platform, including by accelerating growth and scale for its U.S. capital markets business segment and accelerating growth of its debt advisory business in Europe and Asia Pacific;

•	the fact that the footprint of the HFF businesses is highly complementary to that of the JLL businesses;

•	the view that JLL’s diversified range of services combined with HFF’s client base drives enhanced client servicing and cross-selling opportunities;

•	the view that JLL’s and HFF’s complementary investments in technology will further strengthen JLL’s digital capabilities;

•	the view that the Merger would further JLL’s corporate strategy by enhancing near and long-term stockholder value through strategic acquisitions;

•	the strong cultural fit and client-centric focus of JLL and HFF, including a shared culture of teamwork, ethics and excellence and a client-centric philosophy and growth-oriented approach; and

•	the view that the combined company would have an increased ability to attract, retain and develop key employees.

Financial Considerations. The JLL Board considered that the Merger is expected to provide a number of significant financial opportunities for JLL stockholders and the combined company, including the following:

•

while no assurances can be given as to future financial performance, the expectation based on the work of JLL management that the Merger will be accretive to JLL’s adjusted diluted earnings per share in 2020;

•	while no assurances can be given as to future financial performance, the expected synergies based on the work of JLL management;

•

the mix of cash and stock consideration, the fixed exchange ratio for the stock component of the Merger Consideration and the fact that because of the fixed exchange ratio (i.e., it will not be adjusted for fluctuations in the market price of JLL common stock or HFF common stock), JLL would have certainty as to the number of shares of JLL common stock to be issued in connection with the Merger, while noting that the value of JLL common stock to be paid to HFF stockholders upon the closing of the Merger could be significantly more or less than its implied value prior to the announcement of the execution of the Merger Agreement as a result of any difference in the market price of JLL common stock between prior to or at the time of announcement and the closing of the Merger; and

•

the view that the combined company would have increased revenue and enhanced cash flow, which would be expected to increase financial stability and provide additional resources to accelerate investments in growth.

Other Factors Considered by the JLL Board. In addition to considering the strategic and financial opportunities described above, the JLL Board considered the following additional factors, which it viewed as supporting and informing its decision to approve the Merger Agreement and the consummation of the transactions contemplated thereby:

•

the scope of the due diligence investigation conducted by JLL’s management, financial advisor, legal counsel and other outside consultants and the substantive results thereof, including various oral and written reports provided to the JLL Board and the fact that the due diligence investigations set the stage for pre-closing integration and transition planning and post-closing implementation;

•

the course of negotiations between the parties in arriving at the amount and mix of consideration to be paid in the Merger, while taking note of the historic and current market prices of JLL common stock and HFF common stock;

•	the general terms and conditions of the Merger Agreement and related documentation, including:

•	the customary nature of the parties’ representations, warranties and covenants;

•

the provisions related to regulatory approvals and clearances, including that each party is obligated to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, but that none of JLL or any of its affiliates will be obligated to take any actions that, individually or in the aggregate, are materially detrimental to the benefits of the transactions contemplated by the Merger Agreement to JLL and its subsidiaries (see the section entitled “The Merger Agreement—Efforts to Complete the Merger” beginning on page 164); and

•	the entry by the directors, executive officers and certain additional employees of HFF into the Voting Agreements;

•	the likelihood that the Merger would be consummated and the anticipated timing of closing based on, among other things:

•	the scope of the conditions precedent to the closing generally, including regulatory approvals and the HFF stockholder approval (as described on page 123);

•	the absence of a financing condition in the Merger Agreement;

•	the possibility that a third party would make an offer to acquire or otherwise enter into an extraordinary transaction with HFF;

•

the likelihood that the Merger, the issuance of shares of JLL common stock to HFF stockholders pursuant to the Merger Agreement and the other transactions contemplated by the Merger Agreement would be completed on a timely basis, including the likelihood that the Merger would receive all necessary regulatory clearances and approvals without the imposition of unacceptable conditions; and

•	JLL management’s recommendation in favor of the approval of the Merger Agreement and the consummation of the transactions contemplated thereby.

The JLL Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following (not necessarily in order of relative importance):

•

the need to retain and recruit talented employees, a key strategic benefit and driver of anticipated cost synergies, but that the employment agreements entered into with certain members of HFF’s management and key employees contain obligations related thereto;

•

the fact that upon the closing of the Merger, current JLL stockholders and HFF stockholders are expected to own approximately 88% and 12%, respectively, of the combined company immediately following closing based on the number of outstanding shares of common stock and other equity securities of JLL and HFF on the date of the Merger Agreement;

•

the potential risk of not capturing all the anticipated cost savings and synergies between HFF and JLL and the risk that other anticipated benefits of the Merger might not be realized or not realized in the expected timeframe;

•

the significant costs involved in connection with entering into the Merger Agreement and completing the Merger and the share issuance, including costs to financial and other advisors, and the substantial time and effort of JLL management required to complete the transactions contemplated by the Merger Agreement, which may disrupt JLL’s business operations;

•	the rights of HFF stockholders to demand appraisal of their shares of HFF common stock in connection with the Merger and the potential effect of such demands to increase the cash paid by JLL;

•	risks related to HFF’s business, as described in the risk factors discussion in the section entitled “Risk Factors—Risks Relating to HFF” beginning on page 31; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 31 and 1, respectively.

The JLL Board determined that, overall, these potential risks and uncertainties were outweighed by the benefits that the JLL Board expects to achieve for JLL stockholders as a result of the Merger. The JLL Board was aware that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

This discussion of the information and factors considered by the JLL Board includes material factors considered by the JLL Board, but it is not intended to be exhaustive and may not include all factors considered by the JLL Board. In view of the wide variety of factors considered, and the complexity of these matters, the JLL Board did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. Rather, the JLL Board viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it, including discussions with, and questioning of, JLL’s management and its financial and legal advisors. In addition, individual members of the JLL Board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the JLL Board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 1.

Recommendation of the HFF Board and Its Reasons for the Merger

After consideration, the HFF Board unanimously determined that the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the Merger, were advisable, fair to and in the best interests of HFF and its stockholders, and approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. The HFF Board unanimously recommends that HFF stockholders vote “FOR” the merger proposal.

In reaching its decision to approve the Merger Agreement and the consummation of the transactions contemplated thereby and recommend the approval of the merger proposal, the HFF Board consulted with the members of the HFF Executive Committee and HFF’s Executive Council Committee, as well as HFF’s financial and legal advisors, and considered a number of factors, including the following material factors (not necessarily in order of relative importance):

Strategic Considerations. The HFF Board considered that the Merger is expected to provide a number of significant strategic opportunities, including the following:

•

the strategic alternatives available to HFF, including continuing to operate as a stand-alone company, and the HFF Board’s view that the proposed transaction was the best alternative available to HFF stockholders;

•

the HFF Board’s belief, following consultation with its financial advisor, that it was unlikely that an alternative bidder would in the foreseeable future offer HFF stockholders superior terms and consideration to that offered by JLL in the Merger;

•

the potential for HFF’s stockholders, as future JLL stockholders, to benefit to the extent of their interest in the combined company from the synergies of the Merger and the anticipated pro forma impact of the Merger, and the expectation that the Merger will be accretive to JLL’s earnings per share on an adjusted diluted basis in the first full fiscal year following the Merger and accretive to earnings per share on an adjusted diluted basis on a double-digit basis within two years after the closing;

•	the view that the shared strategies of HFF and JLL would assist in integration and operating the combined company post-closing to the benefit of HFF stockholders as future JLL stockholders;

•

the view that the combined company will create a leader in providing full-service capital markets services to clients and accelerate growth in the debt advisory business in Europe and Asia Pacific and the multi-family business due to HFF’s ability to leverage JLL’s Fannie Mae medallion and license with the U.S. Department of Housing and Urban Development;

•

the view that the combined company may be considered a growth company with complementary operational strengths, platforms, analytical capabilities and demographic insights driving new growth opportunities;

•	the belief that the scale of operations of the combined company will benefit stockholders by increasing profit margins;

•

the belief that the Merger would accelerate the accomplishment of several key elements of HFF’s strategic plan, including the expanded global footprint of HFF’s business, and strengthen HFF’s value proposition and reduce the risk of pursuing HFF’s strategic plan by drawing upon the combined company’s competencies and resources;

•

the belief that (i) JLL, like HFF, is extraordinarily focused on maintaining a team oriented, collaborative culture that is focused on excellence and is driven via a client-centric service mindset, (ii) HFF’s ability to drive shareholder value requires HFF to train, recruit and retain the very best talent in order to provide the best services for HFF’s clients and that JLL also shares a strong commitment to seeking out, supporting and nurturing the best talent in the industry and (iii) the leadership of JLL is very focused on hiring individuals who possess high integrity and character and practice the business with the highest ethical standards; and

•

the view that the combined company will be well positioned to take advantage of the following macro trends, which have been impactful of HFF’s senior management’s strategic planning process in recent years:

•

that the “institutionalization” of commercial real estate will continue for the foreseeable future and that the allocations to commercial real estate from the largest owners of capital, including pension funds, sovereign wealth funds, endowments, large family offices and individual investors, have been steadily increasing over the last ten years;

•

that the consolidation of service providers will continue in the future as large investors will likely select those intermediaries that offer a full “suite of services” for both efficiency and repatriation purposes and that it will become increasingly important for an intermediary to provide a client with services that extend beyond capital markets activities; and

•

that the globalization of capital flows will continue to advance and therefore an intermediary that provides services to its clients in many different regions of the world will have an advantage over those who cannot.

Other Factors Considered by the HFF Board. In addition to considering the strategic opportunities described above, the HFF Board considered the following additional factors, most of which it viewed as supporting and informing its decision to approve the Merger Agreement and the consummation of the transactions contemplated thereby and recommend the approval of the merger proposal:

•

the fact that the HFF stockholders will receive $24.63 in cash and 0.1505 shares of JLL common stock for each share of HFF common stock, based on the closing price of JLL common stock of $163.02 on March 18, 2019, the Merger Consideration to be received by HFF stockholders at closing is valued at $49.16 per share of HFF common stock, which represents a premium of approximately 22% and 25% compared to the volume weighted average price of HFF common stock over the prior 60 and 90 trading days, respectively (before the impact of the $1.75 per share special dividend declared on January 31, 2019 and paid on February 27, 2019), and a premium of approximately 6% over the closing stock price of HFF common stock on March 18, 2019;

•

the fact that the cash component of the Merger Consideration offers HFF stockholders the opportunity to realize immediate cash of more than fifty percent (50%) of the March 18, 2019 closing price of HFF common stock;

•	the fact that the stock component of the Merger Consideration offers HFF stockholders the opportunity to participate in the future growth and opportunities of the combined company;

•

the oral opinion of Morgan Stanley delivered to the HFF Board on March 18, 2019, subsequently confirmed in writing on March 18, 2019, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the Merger Consideration to be received by the holders of the HFF common stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of HFF common stock, as further described in the section entitled “The Merger—Opinion of HFF’s Financial Advisor” beginning on page 125;

•

the results of the due diligence review of JLL’s businesses and operations, including the information and discussions regarding JLL’s business, results of operations, financial and market positions and future earnings and prospects;

•	the historical and then-current trading prices and volumes of each of HFF common stock and JLL common stock;

•	the regulatory and other approvals required in connection with the Merger, and the expectation that such approvals could be received in a reasonably timely manner;

•	the risk that pursuing other potential alternatives, including continuing to operate on a standalone basis, could have resulted in the loss of an opportunity to consummate a transaction with JLL;

•

the fact that if the Merger fails to obtain certain required regulatory approvals, JLL would pay to HFF a reverse termination fee of $75.0 million, subject to certain conditions, incentivizing JLL to obtain the regulatory approvals necessary to consummate the Merger;

•

the other terms and conditions of the Merger Agreement and the course of negotiations of the Merger Agreement, including, among other things, the ability of the HFF Board, under certain circumstances to change the HFF recommendation (see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 157), the conditions to the closing (see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 157), the ability of HFF to terminate the Merger Agreement under certain circumstances (see the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 175) and that HFF’s stockholders will have an opportunity to vote on the Merger and that their approval is a condition to the closing (see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 157);

•	the likelihood that the Merger would be consummated and the anticipated timing of closing based on, among other things:

•	the absence of a financing condition in the Merger Agreement;

•	the scope of the conditions to the closing; and

•	the level of commitment by both companies to obtain applicable regulatory approvals.

•	the HFF Board’s familiarity with and understanding of HFF’s business, results of operations, financial and market position and its expectations concerning HFF’s future earnings and prospects; and

•

the HFF Board’s familiarity with and understanding of the industry and the current and prospective environment in which each of HFF and JLL operate, including national and local economic conditions, the competitive and regulatory environments for insurance companies generally and the likely effect of these factors on HFF both with and without the Merger.

The HFF Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following (not necessarily in order of relative importance):

•	the risk that the Merger may not be consummated or that the closing may be unduly delayed, including as a result of factors outside of either party’s control;

•

the challenges inherent in the Merger of two businesses of the size, geographical diversity and scope of HFF and JLL and the size of the companies relative to each other, including the potential risks and costs associated with successfully integrating HFF’s business, operations and workforce with those of JLL, that the risk that integration costs may be greater than anticipated and the possible diversion of management attention for an extended period;

•

the potential risk of diverting management attention and resources from the operation of HFF’s business to the Merger, and the possibility of employee attrition or adverse effects on client and business relationships as a result of the announcement and pendency of the Merger;

•

the potential risk that HFF stockholders or JLL stockholders may object to and challenge the Merger and take actions that may prevent or delay the closing, including to vote against proposals at the HFF annual meeting;

•

the potential risk associated with HFF stockholders not having proportional representation on the JLL Board, as, following the closing, HFF stockholders will own approximately twelve percent (12%) of the outstanding common stock of JLL, but only one HFF director will become a member of the JLL Board;

•

the potential risk of not capturing all the anticipated cost savings and synergies between HFF and JLL and the risk that other anticipated benefits of the Merger might not be realized or not realized in the expected timeframe;

•	the fact that the Merger is taxable to HFF stockholders to the extent they receive cash as described under “—Material U.S. Federal Income Tax Consequences” beginning on page 138;

•

the terms of the Merger Agreement that restrict HFF’s ability to solicit alternative transactions, as discussed in the section entitled “The Merger Agreement—HFF Acquisition Proposals” beginning on page 160;

•	the requirement that HFF pay JLL a termination fee of $27,000,000 or $54,000,000 if the Merger Agreement is terminated under certain circumstances;

•	HFF stockholders would forego the opportunity to realize the potential long-term value created by the Merger with respect to the portion of the Merger Consideration received in cash;

•

the fact that the opinion of Morgan Stanley, attached to this proxy statement/prospectus as Annex C, speaks only as of the date of its issuance and does not take into account events occurring or information that has become available after such date, including any changes in the operations and prospects of HFF and JLL, general market and economic conditions and other factors which may be beyond the control of HFF and JLL and on which the fairness opinion was based, any of which may be material;

•	the restrictions in the Merger Agreement on the conduct of HFF’s business during the period between execution of the Merger Agreement and the closing; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 31 and 1, respectively.

The HFF Board determined that overall these potential risks and uncertainties were outweighed by the benefits that the HFF Board expects to achieve for HFF stockholders as a result of the Merger. The HFF Board was aware that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

In considering the recommendation of the HFF Board, HFF stockholders should be aware that certain directors and officers of HFF may have interests in the Merger that are different from, or in addition to, interests of stockholders of HFF generally and may create potential conflicts of interest. The HFF Board was aware of these interests and considered them when evaluating and negotiating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and in recommending to HFF’s stockholders that they vote in favor of the merger proposal. See the section entitled “—Interests of HFF’s Directors and Executive Officers in the Merger” beginning on page 141.

This discussion of the information and factors considered by the HFF Board includes the material factors considered by the HFF Board, but it is not intended to be exhaustive and may not include all factors considered by the HFF Board. In view of the wide variety of factors considered, and the complexity of these matters, the HFF Board did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. Rather, the HFF Board viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it, including discussions with, and questioning of, HFF’s management and its financial and legal advisors. In addition, individual members of the HFF Board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the HFF Board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 1.

After consideration and evaluation of the Merger in consultation with HFF management and advisors, the HFF Board unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interest of the HFF stockholders and unanimously approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

For the reasons set forth above, the HFF Board unanimously recommends that the HFF stockholders vote “FOR” the merger proposal.

Opinion of HFF’s Financial Advisor

The HFF Board retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with the Mergers. The HFF Board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, and its knowledge of HFF’s business and affairs. As part of this engagement, the HFF Board requested that Morgan Stanley evaluate the fairness from a financial point of view of the Merger Consideration to be received by the holders of the HFF common stock pursuant to the Merger Agreement. On March 18, 2019, at a meeting of the HFF Board, Morgan Stanley rendered to the HFF Board its oral opinion, which was subsequently confirmed in writing by delivery of a written opinion to the HFF Board, dated March 18, 2019, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the Merger Consideration to be received by the holders of the HFF common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders of the HFF common stock.

The full text of the written opinion of Morgan Stanley, dated March 18, 2019, is attached to this proxy statement/prospectus as Annex C and is hereby incorporated by reference into this proxy statement/prospectus in its entirety. The opinion sets forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You are encouraged to, and should, read Morgan Stanley’s opinion and this section summarizing Morgan Stanley’s opinion carefully and in their entirety. Morgan Stanley’s opinion was directed to the HFF Board, in its capacity as such, and addressed only the fairness from a financial point of view of the Merger Consideration to be received by the holders of the HFF common stock pursuant to the Merger Agreement, as of the date of the opinion, and does not address any other aspects or implications of the Mergers. It was not intended to, and does not, constitute advice or a recommendation as to how any stockholder of HFF or JLL should act or vote in connection with any of the transactions contemplated by the Merger Agreement.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of HFF and JLL, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning HFF;

•	reviewed certain financial projections prepared by the management of HFF;

•

reviewed and discussed with the management of HFF and JLL certain publicly available Wall Street research containing financial projections relating to JLL that are generally reflective of CapIQ consensus estimates as of March 13, 2019 (the “JLL Street Forecasts”);

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Mergers, prepared by the managements of HFF and JLL, respectively;

•

discussed the past and current operations and financial condition and the prospects of HFF, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of HFF;

•

discussed the past and current operations and financial condition and the prospects of JLL, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of JLL;

•	reviewed the pro forma impact of the Mergers on JLL’s earnings per share, cash flow, consolidated capitalization and certain financial ratios;

•	reviewed the reported prices and trading activity for the HFF common stock and the JLL common stock;

•

compared the financial performance of HFF and JLL and the prices and trading activity of the HFF common stock and the JLL common stock with that of certain other publicly-traded companies comparable with HFF and JLL, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of HFF and JLL and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by HFF and JLL, and formed a substantial basis for its opinion. With respect to the financial projections for HFF and information relating to certain strategic, financial and operational benefits anticipated from the Mergers from HFF and JLL, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of HFF and JLL of the future financial performance of HFF and JLL. With the HFF Board’s consent, Morgan Stanley’s analysis relating to the business and financial prospects for JLL for purposes of its opinion was made on the basis of JLL Street Forecasts only. Morgan Stanley was advised by HFF, and assumed, with HFF’s consent, that JLL Street Forecasts were a reasonable basis upon which to evaluate the business and financial prospects of JLL. Morgan Stanley expressed no view as to JLL Street Forecasts or the assumptions on which they were based. In addition,

Morgan Stanley assumed that the Mergers would be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Mergers would be treated as a tax-free reorganization, pursuant to the Code, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley also assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Mergers, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Mergers. Morgan Stanley relied upon, without independent verification, the assessment by the managements of HFF and JLL of: (i) the strategic, financial and other benefits expected to result from the Mergers; (ii) the timing and risks associated with the integration of HFF and JLL; (iii) their ability to retain key employees of HFF and JLL, respectively; and (iv) the validity of, and risks associated with, HFF and JLL’s existing and future technologies, intellectual property, products, services and business models. Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of JLL and HFF and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of HFF’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration to be received by the holders of shares of the HFF common stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of HFF or JLL, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market, tax and other conditions as in effect on, and the information made available to Morgan Stanley as of March 18, 2019. Events occurring after March 18, 2019 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving HFF, nor did Morgan Stanley negotiate with any of the parties, other than JLL, which expressed interest to Morgan Stanley in the possible acquisition of HFF or certain of its constituent businesses.

Summary of Financial Analyses of Morgan Stanley

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its opinion letter to the HFF Board dated March 18, 2019. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses.

Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and arriving at its opinion, Morgan Stanley used and relied upon, with respect to HFF, certain financial projections for 2019 provided by the management of HFF (which we refer to as the “HFF Management Projections”), as described in greater detail in the section of this proxy statement/prospectus entitled “Certain Unaudited Prospective Financial Information” beginning on page 224, as well as certain publicly available Wall Street research containing financing projections relating to HFF (which we refer to as the “HFF Street Forecasts”). With respect to JLL, as described above, with the HFF Board’s consent, Morgan Stanley’s analysis was made on the basis of JLL Street Forecasts only.

Comparable Companies Analysis

Morgan Stanley performed a comparable company analysis on each of HFF and JLL, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded.

HFF Analysis

Morgan Stanley reviewed and compared certain financial estimates for HFF with comparable publicly available consensus equity analyst research estimates for certain selected companies, including CBRE Group, Inc., Colliers International Inc., Cushman & Wakefield Inc., Jones Lang LaSalle Incorporated, Marcus & Millichap, Inc., Newmark Group Inc., Savills PLC and Walker & Dunlop, Inc., that share similar business characteristics and operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, business lines, market capitalizations, profitability, scale and/or other operating characteristics that Morgan Stanley determined, upon the application of its professional judgment and experience, to be similar to HFF (we refer to these companies as the “HFF comparable companies”). A list of the selected HFF comparable companies and a summary of Morgan Stanley’s analysis is provided below:

	CY2019E P/E	CY2020E P/E	CY2019E AV/ Adjusted EBITDA	CY2020E AV/ Adjusted EBITDA
CBRE Group, Inc.	14.3x	13.2x	9.1x	8.5x
Colliers International Inc.	13.3x	13.0x	9.4x	8.7x
Cushman & Wakefield Inc.	11.4x	10.2x	8.4x	7.8x
Jones Lang LaSalle Incorporated	14.1x	13.0x	8.4x	7.6x
Marcus & Millichap, Inc.	16.7x	16.1x	10.6x	10.1x
Newmark Group Inc.	5.5x	5.2x	4.8x	4.8x
Savills PLC	12.7x	11.9x	8.1x	7.2x
Walker & Dunlop, Inc.	9.8x	9.0x	8.1x	7.2x

For purposes of this analysis, Morgan Stanley calculated and analyzed: (i) the ratio of aggregate value (“AV”), which Morgan Stanley defined as fully-diluted market capitalization plus consolidated and company’s share of unconsolidated debt, plus non-controlling interest, plus preferred securities at liquidation preference, less cash and cash equivalents, to estimated adjusted EBITDA (i.e., net income excluding net interest expense, income tax expense and certain other non-cash and non-recurring items, principally depreciation, amortization and company-specific add-backs) for calendar years 2019 and 2020; and (ii) estimated price to earnings (i.e., the ratio of the stock price to estimated earnings per share) for calendar years 2019 and 2020 (“P/E”), in each case, for each of the HFF comparable companies based on their closing share prices on March 15, 2019 (the date of Morgan Stanley’s valuation analysis of HFF) and publicly available financial information compiled by equity research analysts for comparison purposes.

Based on its analysis of the relevant metrics for each of the HFF comparable companies and the historical ranges of HFF for each metric relative to the HFF comparable companies, and upon the application of its professional judgment and experience, Morgan Stanley derived reference ranges of adjusted EBITDA and price to earnings multiples and applied these ranges of multiples to the estimated relevant metric for HFF, utilizing the HFF Management Projections and the HFF Street Forecasts. The following table reflects the results of this analysis:

Calendar Year Financial Statistic	Reference Range	Implied Value Per Share of HFF Common Stock
Price to Estimated 2019 Earnings of $2.86 per Share	13.3x – 16.7x	$38.14 – $47.87
Price to Estimated 2020 Earnings of $2.88 per Share	12.8x – 16.1x	$36.90 – $46.36
AV to Estimated 2019 Adjusted EBITDA of $178MM	7.2x – 8.8x	$36.29 – $43.32
AV to Estimated 2020 Adjusted EBITDA of $183MM	6.6x – 8.1x	$34.50 – $41.20

Based on this analysis, Morgan Stanley derived the following selected implied per share equity value reference range for HFF based on the average of the low end and the average of the high end of the implied per share equity value reference range for each metric set forth above. This analysis indicated an implied per share equity value reference range for the HFF common stock of $36.46 to $44.69 (as compared to the estimated Merger Consideration of $49.03 (based on the closing price of JLL common stock on March 15, 2019)).

JLL Analysis

Similarly, Morgan Stanley reviewed and compared certain financial estimates for JLL with comparable publicly available consensus equity analyst research estimates for certain selected companies that share similar business characteristics and operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, business lines, market capitalizations, profitability, scale and/or other operating characteristics that Morgan Stanley determined, upon the application of its professional judgment and experience, to be similar to JLL (we refer to these companies as the “JLL comparable companies”). A list of the selected JLL comparable companies and a summary of Morgan Stanley’s analysis is provided below:

	CY2019E P/E	CY2020E P/E	CY2019E AV/ Adjusted EBITDA	CY2020E AV/ Adjusted EBITDA
CBRE Group, Inc.	14.3x	13.2x	9.1x	8.5x
Colliers International Inc.	13.3x	13.0x	9.4x	8.7x
Cushman & Wakefield Inc.	11.4x	10.2x	8.4x	7.8x
HFF, Inc.(1)	16.0x	15.9x	9.4x	9.2x
Marcus & Millichap, Inc.	16.7x	16.1x	10.6x	10.1x
Newmark Group Inc.	5.5x	5.2x	4.8x	4.8x
Savills PLC	12.7x	11.9x	8.1x	7.2x
Walker & Dunlop, Inc.	9.8x	9.0x	8.1x	7.2x

(1)	For purposes of its comparable companies analysis, Morgan Stanley adjusted the HFF balance sheet to reflect the Special Dividend paid on February 27, 2019.

For purposes of this analysis, Morgan Stanley calculated and analyzed: (i) the ratio of AV to estimated Adjusted EBITDA for calendar years 2019 and 2020; and (ii) estimated price to earnings for calendar years 2019 and 2020, in each case, for each of the JLL comparable companies based on their closing share prices on March 15, 2019 (the date of Morgan Stanley’s valuation analysis of JLL) and publicly available financial information compiled by equity research analysts for comparison purposes.

Based on its analysis of the relevant metrics for each of the JLL comparable companies and the historical ranges of JLL for each metric relative to the JLL comparable companies, and upon the application of its professional judgment and experience, Morgan Stanley derived a reference range of EBITDA and price to earnings multiples and applied these ranges of multiples to the estimated relevant metric for JLL, utilizing the JLL Street Forecasts. The following table reflects the results of this analysis:

Calendar Year Financial Statistic	Reference Range	Implied Value Per Share of JLL Common Stock
Price to Estimated 2019 Earnings of $11.49 per Share	11.1x – 14.7x	$127.44 – $169.01
Price to Estimated 2020 Earnings of $12.52 per Share	10.5x – 14.2x	$131.81 – $177.22
AV to Estimated 2019 Adjusted EBITDA of $925MM	9.0x – 10.7x	$173.77 – $207.60
AV to Estimated 2020 Adjusted EBITDA of $1,023MM	8.5x – 10.1x	$181.03 – $216.41

Based on this analysis, Morgan Stanley derived the following selected implied per share equity value reference range for JLL based on the average of the low end and an average of the high end of the implied per share equity value reference range for each metric set forth above. This analysis indicated an implied per share equity value reference range for the JLL common stock of $153.51 to $192.56 (as compared to the closing price of the JLL common stock on March 15, 2019 of $162.11).

No company utilized in the comparable company analysis is identical to HFF or JLL. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond HFF’s or JLL’s control. These include, among other things, the impact of competition on HFF, JLL and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of HFF, JLL or the industry, or in the financial markets in general.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis on each of HFF and JLL, which provides an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company. Morgan Stanley calculated a range of per share equity values as of March 15, 2019 for each of HFF and JLL. Morgan Stanley used estimates from the HFF Management Projections, the HFF Street Forecasts and the JLL Street Forecasts for purposes of its discounted cash flow analysis, as more fully described below.

HFF Analysis

Morgan Stanley performed this analysis on the estimated future cash flows contained in the forecasts representing the HFF Management Projections and the HFF Street Forecasts. Morgan Stanley first calculated the estimated unlevered free cash flows of HFF, defined with respect to HFF as adjusted earnings before interest, taxes, depreciation and amortization, including the initial recording of mortgage service rights (or MSRs) (or adjusted EBITDA as set forth in the HFF financial projections provided on page 226), less stock-based compensation expense, taxes and capital expenditures. The estimate of unlevered free cash flow for 2019 was based on the HFF Management Projections. The estimates of unlevered free cash flow for fiscal years 2020 through 2023 were extrapolations based on the HFF Management Projections and the HFF Street Forecasts, applying a range of growth rates of 2.3% to 3% (based on certain publicly available Wall Street research).

Morgan Stanley calculated a range of implied terminal enterprise values of HFF as of December 31, 2023 by applying a range of implied exit multiples of 7.3x to 9.3x to the forecasted adjusted EBITDA of HFF for the twelve months ending December 31, 2024. The range of multiples was selected, based on Morgan Stanley’s professional judgment and experience with respect to valuations of these types of businesses, using the 5-year historical average multiple of HFF’s AV to next twelve (12) months (“NTM”) EBITDA.

Morgan Stanley discounted the estimated unlevered free cash flows and range of estimated terminal values derived from these calculations to present value as of June 30, 2019 (the estimated closing date of the Mergers for purposes of Morgan Stanley’s analysis) using a range of discount rates from 7.5% to 9.5%, which were selected based on Morgan Stanley’s professional judgment to reflect an estimate of HFF’s weighted average cost of capital. The weighted average cost of capital was determined utilizing the capital asset pricing model to calculate HFF’s cost of equity and utilizing HFF’s current weighted average interest rate on its current indebtedness to calculate HFF’s cost of debt.

Morgan Stanley then added the cash ($251 million) and deducted the outstanding debt ($0 million), non-controlling interest ($0 million) and the present value of future payments using the midpoint of the discount rates range under the Tax Receivable Agreement ($40 million) (in each case, estimated as at June 30, 2019) to the value of the discounted unlevered free cash flow and terminal value to derive the implied equity value. This analysis indicated an implied per share equity value reference range for the HFF common stock of $38.56-$47.89 (as compared to the estimated Merger Consideration of $49.03 (based on the closing price of the JLL common stock on March 15, 2019)).

JLL Analysis

Similarly, Morgan Stanley performed this analysis on the estimated future cash flows contained in the forecasts representing the JLL Street Forecasts. Morgan Stanley first calculated the estimated unlevered free cash flows of JLL, defined with respect to JLL as adjusted EBITDA, less taxes and capital expenditures. The estimates of unlevered free cash flow for fiscal years 2019 through 2023 were extrapolations based on the JLL Street Forecasts, applying a range of growth rates of 5.9% to 9.0% (based on the JLL Street Forecasts), with the consent of HFF management.

Morgan Stanley calculated a range of implied terminal enterprise values of JLL as of December 31, 2023 by applying a range of implied exit multiples of 8.6x to 10.6x to the forecasted adjusted EBITDA of JLL for the twelve months ending December 31, 2024. The range of capitalization rates was selected, based on Morgan Stanley’s professional judgment and experience with respect to valuations of these types of businesses, using the 5-year historical average multiple of JLL’s AV to NTM EBITDA.

Morgan Stanley discounted the estimated unlevered free cash flows and range of estimated terminal values derived from these calculations to present value as of June 30, 2019 (the estimated closing date of the Mergers for purposes of Morgan Stanley’s analysis) at a range of discount rates from 6.7% to 8.4%, which were selected based on Morgan Stanley’s professional judgment, to reflect JLL’s weighted average cost of capital. The weighted average cost of capital was determined utilizing the capital asset pricing model to calculate JLL’s cost of equity and utilizing JLL’s current weighted average interest rate on its current indebtedness to calculate JLL’s cost of debt.

Morgan Stanley then added the cash ($375 million) and deducted the outstanding debt ($1,137 million) and non-controlling interest ($46 million) (in each case, estimated as at June 30, 2019) to the value of the discounted unlevered free cash flow and terminal value to derive the implied equity value. This analysis indicated an implied per share equity value reference range for the JLL common stock of $204.10 to $259.86 (as compared to the closing price of the JLL common stock on March 15, 2019 of $162.11).

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis on HFF, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions.

Precedent Premiums Paid Analysis

Using publicly available information, Morgan Stanley reviewed the terms of selected public company precedent transactions announced between January 1, 2000 to March 15, 2019, in which the targets were real estate services companies. All transactions that Morgan Stanley found that satisfied the foregoing criteria were included in the premiums paid analysis.

Selected Precedent Transactions

Transaction Announcement Date	Acquiror	Target
December 15, 2006	Apollo Global Management, LLC	Realogy Corporation
October 30, 2006	CB Richard Ellis Group	Trammell Crow Co.
February 17, 2003	CB Richard Ellis Group	Insignia Financial Group
November 13, 2000	Blum Capital Partners LP	CB Richard Ellis Group

Morgan Stanley calculated the premiums paid in these transactions over the applicable unaffected stock price of the acquired company (i.e., the amount by which the price that the purchaser paid for the shares of the target exceeded the unaffected market price of such shares), which represents the average stock price for the ten trading days ending five trading days prior to the announcement of such precedent transactions. Morgan Stanley noted that the median of the premium paid in these precedent transactions was 15.9%.

Based on the results of this analysis and the premiums paid in precedent transactions as outlined above, Morgan Stanley applied a premium range of 14.6% to 33.4% based on the observed low and high end of the range of premiums paid in such precedent transactions, respectively, to the closing price of the HFF common stock on March 15, 2019 of $45.89. This analysis indicated an implied per share equity value reference range for the HFF common stock of $52.59 to $61.22 (as compared to the estimated Merger Consideration of $49.03 (based on the closing price of the JLL common stock on March 15, 2019)).

Precedent Multiples Analysis

Morgan Stanley compared publicly available statistics for certain global real estate services transactions, selected based on Morgan Stanley’s professional judgment and experience, between January 1, 2001 and March 15, 2019, the date of Morgan Stanley’s valuation of HFF. Morgan Stanley selected such comparable transactions because it determined, upon the application of its professional judgment and experience, that they shared certain characteristics with the Mergers. The following is a list of the transactions reviewed:

Selected Transactions (Acquiror / Target)

Blum Capital Partners / CBRE Group, Inc.

NRT Inc. (Cendant) / DeWolfe Cos Inc.

CBRE Group, Inc. / Insignia Financial Group

Jones Lang LaSalle Incorporated / Spaulding & Slye LLC

United Group / Equis Financial, Inc.

DTZ Holdings PLC / Rockwood Realty Associates

CBRE Group, Inc. / Trammell Crow Co.

Apollo Global Management, LLC / Realogy Corp.

Apollo Global Management, LLC / Countrywide PLC

Grubb & Ellis Co. / NNN Realty Advisors Inc.

UGL Limited / UNICCO Service Company

Savills PLC / Granite Partners LLC

Jones Lang LaSalle Incorporated / The Staubach Co.

Jones Lang LaSalle Incorporated / King Sturge

G4S PLC / ISS A/S

UGL Limited / DTZ Holdings PLC

Walker & Dunlop, Inc. / CW Financial Services LLC

Savills PLC/ Studley Inc.

TPG Ontario Teachers’ Pension Plan and PAG / DTZ Holdings PLC

CBRE Group Inc. / Johnson Controls Work Place Solutions

DTZ Holdings PLC / Cushman & Wakefield Inc.

Morgan Stanley reviewed the transactions above for, among other things, the multiple of AV to last twelve (12) months (“LTM”) EBITDA prior to the applicable transaction’s announcement date. Based on the results of this analysis, Morgan Stanley applied a premium range of 8.8x to 11.7x (based on the observed fourth quartile and first quartile, respectively) to HFF’s 2018 EBITDA of $169 million and reported balance sheet for the fourth quarter of 2018, adjusted for the Special Dividend paid on February 27, 2019. This analysis indicated an implied per share equity value reference range for the HFF common stock of $41.29 to $53.06 (as compared to the estimated Merger Consideration of $49.03 (based on the closing price of JLL common stock on March 15, 2019)).

No company or transaction utilized in the precedent transaction analysis is identical to HFF or the Mergers. In evaluating the precedent transactions, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of HFF. These include, among other things, the impact of competition on HFF’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of HFF and the industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. The fact that certain points in the range of implied present value per share of HFF common stock derived from the valuation of precedent transactions were less than or greater than the Merger Consideration is not necessarily dispositive in connection with Morgan Stanley’s analysis of the consideration for the Mergers, but one of many factors Morgan Stanley considered.

Other Information

Morgan Stanley observed certain additional factors that were not considered part of Morgan Stanley’s financial analyses with respect to its opinion but were referenced for informational purposes, including the following:

•

Morgan Stanley reviewed the historical trading range of the HFF common stock and of the JLL common stock for the 12-month period ending March 15, 2019. Morgan Stanley noted that (a) the low and high intraday prices for the HFF common stock during such period were $31.38 and $50.21, respectively, per share and (b) the low and high intraday prices for JLL common stock during such period were $119.79 and $178.75, respectively, per share.

•

Morgan Stanley reviewed price targets for shares of HFF common stock and shares of JLL common stock prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market-trading price of shares of HFF common stock and shares of JLL common stock, respectively. The range of analyst price targets for shares of HFF common stock was $42.00 to $47.00, with a consensus price target of $44.50 (as compared to the estimated Merger Consideration of $49.03 (based on the closing price of the JLL common stock on March 15, 2019)). The range of analyst price targets for shares of JLL common stock was $173.00 to $197.00, with a consensus price target of $181.67 (as compared to the closing price of the JLL common stock on March 15, 2019 of $162.11).

The public market trading price targets published by securities research analysts do not necessarily reflect the current market trading prices for shares of HFF common stock or shares of JLL common stock. All estimates are subject to uncertainties, including, but not limited to, the future financial performance of HFF or JLL, as applicable, and future market conditions.

•

Morgan Stanley reviewed certain financial information, valuation multiples and market trading data relating to each of HFF and JLL, including the 5-year historical average ratios of AV to NTM adjusted EBITDA (which we refer to as AV / NTM Adjusted EBITDA) and the 5-year historical average ratio of the price of a share of common stock to NTM estimated earnings per share (which we refer to as P / NTM Earnings). Such financial data was based on historical data from McGraw Hill Financial Inc.’s S&P Capital IQ, SNL Financial, public filings and other publicly available information. Financial data also included the HFF Management Projections, HFF Street Forecasts and JLL Street Forecasts, as appropriate.

•

HFF: Based on this analysis and its professional judgment, Morgan Stanley derived reference ranges of multiples of AV / NTM Adjusted EBITDA and multiples of P / NTM Earnings. Morgan Stanley then applied these ranges to the relevant estimated metrics of HFF contained in the HFF Street Forecasts and the HFF Management Projections. Based on the number of outstanding shares of HFF common stock on a fully-diluted basis as of December 31, 2018 and after adjusting for the Special Dividend, Morgan Stanley observed the following implied per share equity value reference ranges for the HFF common stock (as compared to the estimated Merger Consideration of $49.03 (based on the closing price of the JLL common stock on March 15, 2019)):

Benchmark	Reference Range	Implied Value Per Share of HFF Common Stock
Historical AV / NTM Adjusted EBITDA	7.3x – 9.3x	$36.89 – $45.42
Historical P / NTM Earnings	15.0x – 19.0x	$42.88 – $54.32

•

JLL: Based on this analysis and its professional judgment, Morgan Stanley derived reference ranges of multiples of AV / NTM Adjusted EBITDA and multiples of P / NTM Earnings. Morgan Stanley then applied these ranges to the relevant estimated metrics of JLL contained in the JLL Street Forecasts. Based on the number of outstanding shares of JLL common stock on a fully-diluted basis as of December 31, 2018, Morgan Stanley observed the following implied per share equity value reference ranges for the JLL common stock (as compared to the closing price of the JLL common stock on March 15, 2019 of $162.11):

Benchmark	Reference Range	Implied Value Per Share of JLL Common Stock
Historical AV / NTM Adjusted EBITDA	8.6x – 10.6x	$165.52 – $205.47
Historical P / NTM Earnings	13.2x – 17.2x	$151.68 – $197.64

General

Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of HFF or JLL.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond HFF’s or JLL’s control. These include, among other things, the impact of competition on the businesses of HFF and JLL and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of HFF, JLL, and the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Merger Consideration to be received by the holders of the HFF common stock pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated March 18, 2019, to the HFF Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of the HFF common stock or shares of the JLL common stock might actually trade.

The Merger Consideration was determined through negotiations on an arm’s-length basis between HFF and JLL, and was unanimously approved by the HFF Board and the JLL Board. Morgan Stanley provided advice to the HFF Board during these negotiations, but did not, however, recommend any specific consideration to the HFF Board, nor did Morgan Stanley opine that any specific consideration to be received by the holders of the HFF common stock constituted the only appropriate form or amount of consideration for the Mergers.

Morgan Stanley’s opinion and its presentation to the HFF Board was one of many factors taken into consideration by the HFF Board in deciding to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Mergers. Consequently, the analyses as described above should not be viewed as determinative of the recommendation of the HFF Board with respect to the consideration to be received by HFF’s stockholders pursuant to the Merger Agreement or whether the HFF Board would have been willing to agree to a different form or amount of consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice. Morgan Stanley’s opinion was not intended to, and does not, express an opinion or a recommendation as to how any stockholder of HFF or of JLL should act or vote in connection with any of the transactions contemplated by the Merger Agreement. Morgan Stanley’s opinion did not address any other aspect of the Mergers.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, or may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of JLL, HFF, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the HFF Board with financial advisory services and a financial opinion, and HFF has agreed to pay Morgan Stanley a base fee of approximately $19.4 million, which is contingent and payable upon the closing of the Merger, and an incentive fee of up to approximately $4.1 million, which is payable at the sole discretion of HFF upon the closing of the Merger, based on terms of the engagement letter executed between Morgan Stanley and HFF. HFF has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses, including the reasonable fees of outside counsel and other professional advisors, incurred in performing its services. In addition, HFF has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have not provided financial advisory or financing services to HFF or JLL and, accordingly, have not received fees in connection with such services. Morgan Stanley may seek to provide financial advisory and financing services to JLL and HFF and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

JLL’s Dividend Policy

Each share of JLL common stock is entitled to receive a dividend when declared by the JLL Board. JLL has paid semi-annual dividends each year since 2006 and intends to continue paying regular semi-annual dividends to its stockholders. However, any decision to pay dividends on its common stock will be at the discretion of the JLL Board, which may determine not to declare dividends at all or at an amount less than it has historically paid. The JLL Board’s determination to declare dividends will depend upon JLL’s profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and the SEC and other factors that the JLL Board deems relevant.

Regulatory Approvals

U.S. Antitrust Clearance

Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger may not be completed until notification and report forms have been filed with the FTC and the DOJ and the applicable waiting periods have expired. On April 5, 2019, JLL and HFF each filed a notification and report form under the HSR Act with the FTC and the DOJ. Early termination of the waiting period under the HSR Act was granted by the FTC on April 15, 2019.

At any time before or after consummation of the Merger, notwithstanding the termination of the waiting period under the HSR Act, the DOJ or the FTC, or any state, could take such action under the antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger or seeking divestiture of substantial assets of JLL or HFF. Private parties also may seek to take legal action under the antitrust laws under certain circumstances.

There can be no assurance that the DOJ, the FTC or any other governmental entity or any private party will not attempt to challenge the Merger on antitrust or competition grounds, and, if such a challenge were attempted, there can be no assurance as to its result.

Other Approvals

It is currently expected that a number of other U.S. and European regulatory approvals will be solicited or are required and a number of filings will be made in connection with the Merger, including the receipt of authorizations, consents or approvals required by FINRA, the FCA, Freddie Mac, certain state regulatory authorities and, if required and material to HFF and its subsidiaries, any approvals under any other agency programs in which HFF participates. There is no assurance that JLL and HFF will obtain all required regulatory approvals on a timely basis, if at all.

Controller approval was granted by the FCA to JLL and Merger LLC on May 8, 2019. Approval of the change in ownership was granted by FINRA to HFF on May 23, 2019.

Other than the approvals and notifications described above, neither JLL nor HFF is aware of any material regulatory approvals required to be obtained, or waiting periods required to expire, after the making of a filing. If the parties discover that other approvals or filings and waiting periods are necessary, they will seek to obtain or comply with them, although, as is the case with the regulatory approvals described above, there can be no assurance that they will be obtained on a timely basis, if at all. However, JLL and its affiliates will not be required to take any actions that, individually or in the aggregate, are materially detrimental to the benefits of the transactions contemplated by the Merger Agreement to JLL and its subsidiaries. See the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 157.

Commitment to Obtain Third-Party Approvals

Subject to the terms and conditions of the Merger Agreement, JLL, Merger Sub, Merger LLC and HFF have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement and to not fail to take or cause to be taken any action that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, nothing in the Merger Agreement will obligate JLL, Merger Sub or Merger LLC and neither HFF nor any of its subsidiaries will, without the prior written consent of JLL, agree to any modification to or accommodation under any contract or pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by the Merger Agreement.

Each of JLL, Merger Sub, Merger LLC and HFF has agreed to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement within 15 business days from the date of the Merger Agreement and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other commercially reasonable actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act; (ii) if required, appropriate filings under any regulatory law as soon as reasonably practicable and (iii) any other necessary, proper or advisable registrations, filings and notices within twenty (20) business days after the date of the Merger Agreement. Subject to applicable law and except as required by any governmental entity, neither JLL nor HFF will agree to extend any waiting period under the HSR Act without the prior written consent of the other party, provided that if JLL and HFF disagree as to whether to extend the period, JLL’s determination will control. Early termination of the waiting period under the HSR Act was granted by the FTC on April 15, 2019.

Other than the approvals and notifications described above, neither JLL nor HFF is aware of any material regulatory approvals required to be obtained, or waiting periods required to expire, after the making of a filing. If the parties discover that other approvals or filings and waiting periods are necessary, they will seek to obtain or comply with them, although, as is the case with the regulatory approvals described above, there can be no assurance that they will be obtained on a timely basis, if at all. While JLL and HFF believe that they will receive the requisite regulatory approvals for the Merger, there can be no assurances regarding the timing of the approvals, their ability to obtain the approvals on satisfactory terms or the absence of litigation challenging these approvals. There can likewise be no assurance that U.S. federal or state regulatory authorities will not attempt to challenge the Merger on antitrust grounds or for other reasons, or, if a challenge is made, as to the results of the challenge. JLL’s and HFF’s obligation to complete the Merger is conditioned upon the receipt of certain regulatory approvals from regulators and other governmental authorities. However, JLL and its affiliates will not be required to take any actions that, individually or in the aggregate, are materially detrimental to the benefits of the transactions contemplated by the Merger Agreement to JLL and its subsidiaries. See the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 157.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of certain material U.S. federal income tax consequences of the Merger and Subsequent Merger to U.S. holders (as defined below) of HFF common stock. This discussion is based on the Code, applicable Treasury regulations promulgated thereunder, administrative rulings and judicial authorities, each as in effect as of the date of this proxy statement/prospectus and all of which are subject to change at any time, possibly with retroactive effect. In addition, this discussion does not address any state, local or non-U.S. tax consequences of the Merger and Subsequent Merger.

This discussion addresses only U.S. holders of HFF common stock who hold their HFF common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that might be relevant to a particular U.S. holder of HFF common stock in light of such U.S. holder’s individual circumstances or to a U.S. holder of HFF common stock that is subject to special treatment under U.S. federal income tax law, including, without limitation:

•	a bank, insurance company or other financial institution;

•	a tax-exempt organization;

•	a mutual fund;

•	a U.S. expatriate;

•	an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes or an investor in such an entity;

•	a dealer in securities;

•	a person who holds HFF common stock as part of a hedge, straddle, constructive sale or conversion transaction;

•	a person who holds or is deemed to hold JLL common stock;

•	a person who acquired its shares of HFF common stock pursuant to the exercise of employee stock options or otherwise in connection with the performance of services;

•	a person who has a functional currency other than the United States dollar;

•	a person liable for the alternative minimum tax;

•	a person who holds 5% or more of the issued and outstanding HFF common stock;

•	a person who exercised dissenters’ rights; and

•	a trader in securities who elects to apply a mark-to-market method of accounting.

For purposes of this discussion a U.S. holder is a beneficial holder of HFF common stock that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (x) the administration over which a court within the United States is able to exercise primary jurisdiction and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person under the Code.

This discussion does not address other U.S. federal tax consequences (such as gift or estate taxes or alternative minimum taxes or Medicare contribution tax on net investment income), or consequences under state, local or non-U.S. tax laws, nor does it address certain tax reporting requirements that may be applicable with respect to the transactions contemplated by the Merger Agreement. In addition, this discussion does not address any tax consequences relating to HFF equity incentive awards, including, without limitation, their conversion into JLL equity incentive awards.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds HFF common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding HFF common stock should consult its own tax advisors with respect to the consequences of the Merger and Subsequent Merger.

U.S. holders (including holders of HFF equity incentive awards) should consult their tax advisors as to the specific tax consequences to them of the Merger and Subsequent Merger in light of their particular circumstances, including the applicability and effect of U.S. federal, state and local and non-U.S. income and other tax laws.

Tax Consequences of the Mergers Generally

Neither HFF nor JLL will recognize gain or loss for U.S. federal income tax purposes as a result of the Merger or Subsequent Merger.

It is the intention of JLL and HFF that the Merger and the Subsequent Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Merger and the Subsequent Merger, taken together, qualify as a “reorganization,” the material U.S. federal income tax consequences to a U.S. holder of HFF common stock whose shares are exchanged in the Merger for Merger Consideration generally will be as follows:

•

a U.S. holder generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received by the U.S. holder (other than cash received in lieu of a fractional share of JLL common stock, which is discussed below under “—Cash Received In Lieu of a Fractional Share of JLL Common Stock”) and (ii) the amount by which the sum of the amount of such cash and the fair market value of the JLL common stock received by the U.S. holder exceeds the U.S. holder’s tax basis in its HFF common stock;

•

a U.S. holder will have an aggregate tax basis in the shares of JLL common stock received in the exchange (including fractional shares of JLL common stock deemed received and redeemed for cash, as described below) equal to the U.S. holder’s aggregate tax basis in its shares of HFF common stock surrendered, reduced by the amount of cash received (other than cash received in lieu of a fractional share of JLL common stock), and increased by the amount of any gain recognized by the U.S. holder in the exchange (other than with respect to cash received in lieu of a fractional share of JLL common stock); and

•

the holding period of the shares of JLL common stock received in the Merger (including fractional shares of JLL common stock deemed received and redeemed, as described below) will include the holding period of the shares of HFF common stock surrendered in exchange therefore.

If a U.S. holder of HFF common stock acquired different blocks of HFF common stock at different times or different prices, the foregoing rules generally will be applied separately with reference to each block of HFF common stock. In particular, in computing the amount of gain recognized, if any, a U.S. holder of HFF common stock may not offset a loss realized on one block of shares against the gain realized on another block of shares.

Neither JLL nor HFF has sought or will seek a ruling from the IRS as to the U.S. federal income tax consequences of the Merger and Subsequent Merger. Accordingly, this discussion neither binds the IRS nor precludes it from adopting a contrary position and there can be no assurances that the IRS or a court would not disagree with or challenge any of the conclusions described herein.

If the Merger and the Subsequent Merger do not qualify as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder of HFF common stock whose shares are exchanged in the Merger for Merger Consideration would generally recognize capital gain or loss in an amount equal to the difference between the sum of the amount of cash and the fair market value of JLL stock received by the U.S. holder in the exchange, the U.S. holder’s tax basis in its shares of HFF common stock surrendered, and the U.S. holder’s holding period of the shares of JLL common stock received in the Merger (including fractional shares of JLL common stock deemed received and redeemed, as described below) will begin on the day after the date of the Merger and Subsequent Merger.

Each U.S. holder should consult with his, her or its own tax advisor regarding the tax U.S. federal income tax consequence of the Merger and the Subsequent Merger in light of such person’s particular circumstances.

Taxation of Capital Gain

Any gain recognized by a U.S. holder of HFF common stock in connection with the Merger will be long-term capital gain if, as of the effective time, the shares of HFF common stock exchanged were held by such U.S. holder for more than one year.

Cash Received In Lieu of a Fractional Share of JLL Common Stock

A U.S. holder of HFF common stock that receives cash in lieu of a fractional share of JLL common stock will be deemed to have received that fractional share in the Merger and then to have received such cash in redemption of that fractional share. As a result, a U.S. holder who receives cash in lieu of a fractional share of JLL common stock generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share of JLL common stock equal to the difference, if any, between the amount of cash received and the tax basis in the fractional share (determined as described above). Any gain or loss recognized will be long-term capital gain or loss if, as of the effective time, the shares of HFF common stock exchanged were held for more than one year.

Information Reporting and Backup Withholding

A non-corporate U.S. holder of HFF common stock may be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash payment received (including any cash received in lieu of a fractional share of JLL common stock), unless such U.S. holder properly establishes an exemption or provides a correct taxpayer identification number, and otherwise complies with the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be allowed as a refund or credit against such U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

If the Merger and the Subsequent Merger qualify as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder of HFF common stock who receives JLL common stock as a result of the Merger generally will be required to retain records pertaining to the Merger, and make such records available to any authorized IRS officers and employees as requested. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Additionally, each U.S. holder who receives shares of JLL common stock as a result of the Merger and who owns 5% or more, by vote or value, of HFF common stock immediately before the Merger and Subsequent Merger, and each holder with a basis in such stock of $1,000,000 or more will be required to file a statement setting forth certain facts relating to the Merger and Subsequent Merger with the U.S. holder’s U.S. federal income tax return for the year in which the Merger takes place. As provided in Treasury Regulations Section 1.368-3(b), the statement must set forth the U.S. holder’s basis in, and the fair market value of, the shares of HFF common stock surrendered as a result of the Merger, the date of the Merger and the name and employer identification number of JLL and HFF.

Accounting Treatment

JLL prepares its financial statements in accordance with GAAP. The Merger will be accounted for using the acquisition method of accounting. JLL will be treated as the acquiror for accounting purposes.

Listing of JLL Common Stock

It is a condition to the closing of the Merger that the shares of JLL common stock to be issued in connection with the Merger be approved for listing on the NYSE, subject to official notice of issuance.

Delisting and Deregistration of HFF Common Stock

If the Merger is completed, HFF common stock will be, pursuant to the rules and regulations of the NYSE, delisted from the NYSE and deregistered under the Exchange Act, and HFF will no longer be publicly traded or file periodic reports with the SEC.

Interests of HFF’s Directors and Executive Officers in the Merger

When considering the HFF recommendation, HFF stockholders should be aware that directors and executive officers of HFF have certain interests in the Merger that may be different from or in addition to the interests of HFF stockholders generally. The HFF Board was aware of these interests and considered them, among other things, in evaluating and negotiating the Merger Agreement and the Merger. The HFF Board considered these interests in recommending that the HFF stockholders approve the merger proposal. These interests are discussed below.

Retention Arrangements

The JLL Board and management team view the successful retention and integration of HFF’s employees as critical to the success of the Merger and the combined company. Accordingly, as a condition to JLL’s willingness to enter into the Merger Agreement, JLL required a number of employees of HFF to enter into employment agreements that provide certain retention arrangements with JLL. Contemporaneously with the execution of the Merger Agreement, on March 18, 2019, Jones Lang LaSalle Americas, Inc., a Maryland corporation (“JLL Americas”), entered into employment agreements with 52 employees of HFF (the “Employment Agreements”), including members of HFF’s executive committee, extended executive committee and certain other key employees, viewed as critical to the success of the combined company following the closing. Except for the Employment Agreements with Messrs. Mark D. Gibson and Joe B. Thornton, Jr., the Employment Agreements with members of the executive committee provide each such employee with an award of JLL RSUs (collectively, the “retention RSUs”). With respect to all other employees, the Employment Agreements provide each employee with an award of retention RSUs, as well as a cash payment (collectively, the “cash bonuses” and together with the retention RSUs, the “retention bonuses”). The retention bonuses are subject to the completion of the Merger, continued employment with JLL or one of its subsidiaries and certain other conditions, as further discussed below. The Employment Agreements only become effective upon the closing and shall not become effective if the Merger Agreement is terminated prior to the closing. The Employment Agreements provide that the retention bonuses for members of HFF’s executive committee are subject to four-year vesting periods and the retention bonuses for members of HFF’s extended executive committee and certain other key employees are subject to three-year vesting periods.

On March 18, 2019, the JLL Board and the Compensation Committee of the JLL Board approved the retention bonuses. The aggregate amount of retention bonuses is approximately (i) $21,625,000 in cash bonuses and (ii) $90,000,000 in aggregate value of the retention RSUs on March 15, 2019.

Pursuant to the terms of the applicable Employment Agreements, JLL Americas will pay the cash bonuses, less all legally required deductions and withholdings, as soon as administratively practicable following the closing, but no later than the second payroll date following the closing. The cash bonuses remain unvested and are subject to repayment until the earliest of (i) the third or fourth anniversary of the closing, depending on the vesting schedule for such employee as described above, or (ii) until the employee’s employment is terminated without Cause, with Good Reason or as a result of the employee’s death or disability. Upon any such termination, the unvested portion of the retention bonuses will become vested and will not be repayable to JLL Americas. If the employee’s employment with JLL Americas is terminated by JLL Americas prior to the third anniversary of the effective date for Cause or by the employee without Good Reason, the employee is required to promptly repay the cash bonus to JLL Americas.

Pursuant to the terms of each of the Employment Agreements, the grant date of the retention RSUs will be the closing date and such retention RSUs will be issued under the terms of an equity compensation plan maintained by JLL. Each vested retention RSU entitles the holder to one share of JLL common stock, which will be provided to the employee within sixty days after the applicable vesting date. The retention RSUs vest in equal installments on each of the first three anniversaries (or, for HFF executive committee members, the first four anniversaries) of the grant date, subject to the employee’s continued employment with JLL or one of its subsidiaries on the applicable vesting date. However, if the employee’s employment is terminated by JLL or any of its subsidiaries without Cause, by the employee with Good Reason or as the result of the employees death or disability, any unvested portion of the retention RSUs will immediately vest as of the date of such termination and will be settled within sixty days thereafter. If the employee’s employment with JLL Americas is terminated by JLL Americas prior to the third anniversary (or, for HFF executive committee members, the fourth anniversary) of the grant date for Cause or by the employee without Good Reason, the unvested portion of the retention RSUs will be forfeited.

For purposes of the Employment Agreements, “Cause” generally means any of the following: (i) gross misconduct or gross negligence in the performance of the executive’s duties, (ii) conviction of a felony or crime involving moral turpitude, (iii) significant nonperformance, misperformance or underperformance of the executive’s duties, (iv) material violation of policies and procedures established by JLL Americas or (v) material violation of the covenants of the Employment Agreement. “Good Reason” generally means the occurrence of any of the following events following the effective date, without the executive’s prior written consent, (i) a substantial diminution in the executive’s authority, duties, or responsibilities, (ii) a material reduction in the aggregate value of the executive’s annual cash and equity-based compensation opportunity as a result of a material change in the compensation plan structure applicable to such executive, (iii) a relocation of the executive’s principal place of employment that would result in an increase in the executive’s one-way commute by more than thirty (30) miles, (iv) a material breach of the Employment Agreement by JLL Americas, or (v) JLL Americas’s direction to the executive to perform an act that violates applicable law or would cause the executive to be in material violation of the covenants of the Employment Agreement. Good Reason shall only exist if (i) the executive gives JLL Americas written notice of the circumstances giving rise to Good Reason within thirty (30) days after the occurrence of the circumstances giving rise to Good Reason, (ii) JLL Americas fails to cure such circumstances within thirty (30) days after notice from the executive and (iii) the executive terminates his or her employment within thirty (30) days after such failure to cure.

In addition to the terms regarding the retention bonuses, the Employment Agreements provide for other terms, including, without limitation, employment term and termination, the employee’s primary duties and obligations as an employee, non-disclosure obligations of confidential information and other terms relating to compensation and benefits, including salary information, participation in JLL Americas’ welfare and fringe benefits programs and expense reimbursement. In addition to the Employment Agreements, the members of HFF’s executive committee, extended executive committee, and certain key employees entered into non-competition agreements with JLL, pursuant to which each employee agreed to certain non-competition, non-solicitation and confidentiality restrictions. The restrictive periods for the non-competition and non-solicitation restrictions are commensurate with the applicable three-year or four-year vesting period applicable to the retention bonus period provided for in such employee’s Employment Agreement, provided that if, prior to the third anniversary of the closing date (or, for executive committee members, the fourth anniversary of the closing date), the employee’s employment is terminated without Cause or with Good Reason, such restrictions shall cease to apply upon such termination of employment. The non-competition agreements become effective upon the closing and terminate if the Merger Agreement is terminated prior to the closing.

The Employment Agreements do not entitle the executive officers to severance benefits in connection with a termination of employment, except with respect to the retention bonuses as described further above. Four of HFF’s key producers who were already subject to existing employment agreements with HFF did not enter into employment agreements with JLL Americas and instead entered into retention agreements with JLL Americas, which provide for a retention bonus having similar terms as the retention bonuses described above (except with respect to one individual whose employment agreement does not contain a right to resign for good reason and whose retention incentive therefore does not contain accelerated vesting upon his resignation for good reason).

For further information on the Employment Agreements and the retention RSUs, see below under “—Payments Under Individual Agreements—JLL Employment Agreements with HFF Executive Officers.”

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions, as well as those described in the footnotes to the tables under “—Quantification of Potential Payments and Benefits to HFF’s Named Executive Officers in Connection with the Merger” below, were used:

•	The closing of the Merger constitutes a change of control for purpose of each applicable compensation plan or agreement;

•	The change in control was completed on the effective time, which is assumed to be May 24, 2019;

•	Each named executive officer’s employment was terminated without “cause” or with “good reason” immediately following the change of control;

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The relevant price per share of HFF common stock is $47.53 which is the average closing price per share of HFF’s common stock as quoted on the NYSE over the first five (5) trading days following the first public announcement of the Merger on March 19, 2019; and

•

The relevant price per share of JLL common stock is $151.31 which is the average closing price per share of JLL’s common stock as quoted on the NYSE over the first five (5) trading days following the first public announcement of the Merger on March 19, 2019.

Treatment of HFF Common Stock and HFF Equity Awards in the Merger

As of the date of this proxy statement/prospectus, certain of HFF’s executive officers and directors hold HFF common stock, HFF stock options and HFF RSUs under HFF’s 2006 Omnibus Incentive Plan and/or 2016

Equity Incentive Plan (collectively, the “HFF Stock Plans”). In accordance with the Merger Agreement, such equity and equity-based awards will be treated as follows:

Common Stock. HFF executive officers and directors that hold HFF common stock prior to the Merger will receive the same consideration for their shares of HFF common stock as the consideration to be received by other holders of HFF common stock. At the effective time, each share of HFF common stock issued and outstanding as of immediately prior to the effective time will be cancelled and converted into (i) $24.63 per share in cash and (ii) 0.1505 of a share of JLL common stock (subject to adjustments and rounding).

Stock Options. Each HFF stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time will cease and be converted into a JLL stock option, on the same terms and conditions as were applicable under the HFF stock options (including, but not limited to, provisions relating to vesting, forfeiture and the effect of termination of employment or service).

The number of shares of JLL common stock subject to each such JLL stock option shall be equal to the number of shares of HFF common stock subject to the corresponding HFF stock option immediately prior to the effective time multiplied by the Option Exchange Ratio; rounded down to the nearest whole share, and such JLL stock option shall have an exercise price per share (rounded up to the nearest cent) equal to the per share exercise price of such HFF stock option immediately prior to the effective time divided by the Option Exchange Ratio.

Restricted Stock Units. As of the effective time, each outstanding HFF RSU will be assumed by JLL and will be converted into a JLL RSU. Each JLL RSU so assumed and converted will continue to have, and will be subject to, the same terms and conditions that applied to the corresponding HFF RSU immediately prior to the effective time (including, but not limited to, provisions relating to vesting, forfeiture and the effect of termination of employment or service). The number of shares of JLL common stock subject to each award of JLL RSUs will be equal to the product of (i) the total number of shares of HFF common stock covered by the corresponding HFF RSU immediately prior to the effective time multiplied by (ii) 0.301.

Any of the HFF RSUs that are required to be settled immediately prior to effective time shall be settled immediately prior to the effective time and the holders of such HFF RSUs and the shares of HFF common stock received (or to be received) pursuant to such settlement shall be treated as shares of HFF common stock outstanding immediately prior to the effective time.

As described further below under “—Payments Under Individual Agreements—JLL Employment Agreements with HFF Executive Officers,” Messrs. Tepedino, MacKenzie, Sansosti, Lawton and de Zárraga will each receive a grant of JLL RSUs having a fair market value of $5,000,000, subject to certain vesting and other terms, which are described in greater detail below.

Quantification of Payments. Assuming for this purpose that the merger were completed on May 24, 2019 (the last practicable date before the filing of this proxy statement/prospectus), based on the assumptions described above under “—Certain Assumptions”, the table below sets forth the number of shares and estimated value of HFF common stock, HFF stock options and HFF RSUs held by HFF’s non-employee directors. None of the HFF non-employee directors held any unvested HFF equity or equity-based awards as of May 24, 2019. None of the HFF executive officers or HFF non-employee directors held HFF restricted shares as of May 24, 2019. The number of shares of HFF common stock, HFF RSUs and HFF stock options in the table below is based on the holdings of the HFF non-employee directors as of May 24, 2019.

Non-Employee Director Common Stock and Equity Awards Summary Table

Non-Employee Directors	Shares of HFF Common Stock	Value of HFF Common Stock(1)	RSU Awards	Value of RSU Awards(2)	Stock Options	Value of Stock Options(3)	Estimated Total Value of Stock and Equity Awards
Deborah H. McAneny	2,338	$111,125	58,210	$2,766,721	5,825	$229,854	$3,107,700
Susan P. McGalla	7,335	$348,633	37,050	$1,760,987	—	—	$2,109,620
George L. Miles, Jr.	1,900	$90,307	62,974	$2,993,154	—	—	$3,083,461
Morgan K. O’Brien	11,468	$545,074	6,936	$315,895	—	—	$860,969
Lenore M. Sullivan	5,560	$264,267	63,238	$3,005,702	—	—	$3,269,969
Stephen E. Wheeler	5,646	$268,354	22,601	$1,068,902	6,494	$262,293	$1,599,549

(1)

Represents the number of shares of HFF common stock held by the non-employee director, multiplied by $47.53 which is the average closing price per share of HFF’s common stock as quoted on the NYSE over the first five (5) trading days following the first public announcement of the Merger on March 19, 2019.

(2)

Represents (x) with respect to the outstanding HFF RSUs as of May 24, 2019 that have not been deferred (as described below), the product of the number of HFF RSUs held by each non-employee director as of May 24, 2019, multiplied by 0.301, multiplied by $151.31 (i.e., the average closing price per share of JLL’s common stock as quoted on the NYSE over the first five (5) trading days following the first public announcement of the Merger on March 19, 2019) and (y) with respect to HFF RSUs that are deferred (as described below), the product of the number of HFF RSUs held by each non-employee director as of May 24, 2019, multiplied by $47.53. Each HFF non-employee director receives annual grants of vested HFF RSUs. Pursuant to the terms of HFF’s Non-Employee Directors’ Deferred Compensation Plan, non-employee directors have the opportunity to defer the settlement of their HFF RSUs. In connection with the Merger, any such HFF RSUs so deferred shall be settled immediately prior to the effective time, and the HFF common stock received (or to be received) pursuant to such settlement shall be treated as HFF common stock outstanding immediately prior to the effective time. HFF RSUs not so deferred shall be converted into JLL RSUs, as described above. The following number of HFF RSUs held by HFF’s non-employee directors have been deferred (and therefore will be settled in shares of HFF common stock immediately prior to the closing of the Merger): (i) Ms. McAneny has deferred 58,210 HFF RSUs, (ii) Ms. McGalla has deferred 37,050 HFF RSUs, (iii) Mr. Miles has deferred 62,974 HFF RSUs and (iv) Ms. Sullivan has deferred 63,238 HFF RSUs. Mr. Wheeler has deferred 19,920 HFF RSUs and has not deferred 2,681 HFF RSUs, which will be converted into JLL RSUs. Mr. O’Brien has not deferred 6,936 HFF RSUs, which will be converted into JLL RSUs.

(3)

The amount reflected in this column equals the product of (x) the number of shares of HFF common stock subject to the option, multiplied by (y) the difference between $47.53 (the average closing price per share of HFF’s common stock as quoted on the NYSE over the first five (5) trading days following the first public announcement of the Merger on March 19, 2019) and the per share exercise price of the relevant option.

Assuming a completion of the Merger on May 24, 2019, and a qualifying termination of employment immediately thereafter, based on the assumptions described above under “—Certain Assumptions”, the table below sets forth the number of shares of HFF common stock and the number of unvested HFF RSUs held by HFF’s executive officers, as well as the estimated value of each. None of the HFF executive officers hold vested HFF equity or equity-based awards as of May 24, 2019. The number of shares of HFF common stock and HFF RSUs in the table below is based on the holdings of the HFF executive officers as of May 24, 2019.

Executive Officer Common Stock and Equity Awards Summary Table

Name	Shares of HFF Common Stock	Value of HFF Common Stock(1)	HFF RSU Awards(2)	Value of HFF RSU Awards(3)	Value of JLL Retention RSUs(4)	Estimated Total Value of Stock and Equity Awards
Mark D. Gibson	306,519	$14,568,848	41,849	$1,905,984	—	$16,474,832
Joe B. Thornton, Jr.	319,001	$15,162,118	41,626	$1,895,827	—	$17,057,945
Gregory R. Conley	52,131	$2,477,786	17,012	$774,800	—	$3,252,586
Nancy O. Goodson	42,540	$2,021,926	12,703	$578,549	—	$2,600,475
Matthew D. Lawton	218,419	$10,381,455	37,455	$1,705,862	$5,000,000	$17,087,317
Michael J. Tepedino	83,480	$3,967,804	39,791	$1,812,254	$5,000,000	$10,750,058
Gerard T. Sansosti	75,259	$3,577,060	30,650	$1,395,933	$5,000,000	$9,972,993
Manuel A. de Zárraga	207,144	$9,845,554	35,091	$1,598,195	$5,000,000	$16,443,749
Kevin C. MacKenzie	79,331	$3,770,602	60,196	$2,741,585	$5,000,000	$11,512,187

(1)

Represents the number of shares of HFF common stock held by the executive officer, including shares of HFF common stock received in connection with the settlement of HFF RSUs, multiplied by $47.53 which is the average closing price per share of HFF’s common stock as quoted on the NYSE over the first five (5) trading days following the first public announcement of the Merger on March 19, 2019.

(2)	Represents the number of HFF RSUs held by the executive officer as of May 24, 2019.
(3)

Represents the product of the number of HFF RSUs held by each executive officer as of May 24, 2019, multiplied by 0.301, multiplied by $151.31 (i.e., the average closing price per share of JLL’s common stock as quoted on the NYSE over the first five (5) trading days following the first public announcement of the Merger on March 19, 2019). These RSUs, to the extent outstanding and unvested as of immediately prior to the closing of the Merger, will be converted into JLL RSUs, as described above.

(4)	Represents the value of retention RSUs to be granted to the executive officer in connection with the closing of the Merger, as described above.

For more information on equity holdings of HFF’s non-employee directors and executive officers, see the section entitled “Security Ownership of Certain Beneficial Owners and Management of HFF” beginning on page 190.

Payments Under Individual Agreements

JLL Employment Agreements with HFF Executive Officers

In connection with the execution of the Merger Agreement, on March 18, 2019, each of HFF’s executive officers, with the exception of Mr. Conley and Ms. Goodson, entered into an employment agreement with JLL Americas (collectively, the “Employment Agreements”), which describe the terms of each executive’s employment with JLL Americas following the closing. Provided that each executive continues to be employed with HFF through the closing, the applicable Employment Agreement will become effective upon the closing. The Employment Agreements only become effective upon the closing and will not take effect if the Merger Agreement is terminated prior to the closing. The Employment Agreements provide that the executive may terminate his or her employment with JLL Americas at any time, without Good Reason (as defined above), upon not less than sixty (60) days advance written notice to JLL Americas or with Good Reason upon the executive’s compliance with the Good Reason provisions described below. The Employment Agreements also provide for other terms, including, among others, employment term, the employee’s primary duties and obligations as an employee, non-disclosure obligations of confidential information and other terms relating to compensation and benefits, including salary and commission-based compensation information, participation in welfare and fringe benefits and expense reimbursement.

The Employment Agreements do not entitle the executive officers to severance benefits in connection with a termination of employment, except with respect to the retention incentives as described further below.

The Employment Agreements entered into with Messrs. Tepedino, MacKenzie, Sansosti, Lawton and de Zárraga provide that each such executive officer will be entitled to receive a retention incentive in the form of retention RSUs having a fair market value of $5,000,000. The number of shares of JLL common stock subject to the retention RSU awards will be determined with reference to the closing price per share of a single share of JLL common stock on the NYSE on March 15, 2019. Such retention RSUs will vest in equal installments on each of the first four (4) anniversaries of the effective date, subject to the completion of the Merger and the executive’s continued employment with JLL or one of its subsidiaries on the applicable vesting date, provided that if an executive’s employment is terminated without Cause (as defined above), by the executive with Good Reason (as defined above) or as a result of the executive’s death or disability, the unvested portion of the retention RSUs will immediately vest as of the date of such termination and shall be settled within sixty (60) days thereafter. The grant date of the retention RSUs is the closing date and such retention RSUs will be issued under the terms of an equity compensation plan maintained by JLL. Each vested JLL RSU entitles the executive to one share of JLL common stock, which will be provided to the executive within sixty (60) days after the applicable vesting date. Ms. Goodson and Messrs. Gibson, Conley and Thornton will not receive retention RSUs.

In addition to the Employment Agreements, HFF’s executive officers (other than Ms. Goodson and Mr. Conley) entered into non-competition agreements with JLL, pursuant to which each employee agreed to certain non-competition, non-solicitation and confidentiality restrictions. The restrictive periods for the non-competition and non-solicitation restrictions match the four-year vesting period provided for in such executive officer’s Employment Agreement, subject to certain exceptions. The non-competition agreements become effective upon the closing and terminate if the Merger Agreement is terminated prior to the closing. In addition, the restriction period in the non-competition agreements terminates upon any termination of the employment of the applicable employee after the effective time without Cause or for Good Reason.

For further information on the Employment Agreements and the retention RSUs, see the section above under “—Retention Arrangements.”

HFF Employment Agreement with Ms. Goodson and Mr. Conley

On March 18, 2019, HFF entered into amended and restated employment agreements with Ms. Goodson and Mr. Conley, each of which shall continue to govern the terms and conditions of Ms. Goodson’s and Mr. Conley’s employment after the effective time. Accordingly, Ms. Goodson and Mr. Conley did not enter into agreements with JLL. In the event Ms. Goodson’s or Mr. Conley’s employment is terminated by HFF without Cause by the executive with Good Reason (as defined in the Employment Agreements), or due to HFF’s non-extension of the term prior to the third anniversary of the effective date (a “Qualifying Termination”), upon execution of a release of claims in favor of HFF and its subsidiaries and affiliated entities, the Executive will receive (i) all earned, unpaid base salary and cash bonus earned with respect to a prior year, (ii) the benefits provided solely in accordance with the applicable terms of HFF’s employee benefit plans and programs, (iii) continuation of the executive’s base salary for a period of thirty months beginning on the date of termination, (iv) payment of an amount equal to two and one-half times the greater of the cash bonuses and Other Compensation paid to the executive any year during the two years preceding the year in which the date of termination occurs (under the agreements, “Other Compensation” is generally defined as cash and/or equity consideration under compensation plans and programs then in place at HFF for its executive employees), payable in substantially equal installments during the severance period in accordance with HFF’s normal payroll schedule, (v) reimbursement of all premiums for continuation of the executive’s group health plan benefits for a period of eighteen (18) months following the date of termination, provided that the Executive validly elects and remains eligible for continuation coverage under such plans pursuant to COBRA, and (vi) vesting of 100% of the executive’s unvested restricted stock units, if any, and 100% of the executive’s unvested options, if any.

In the event that Ms. Goodson’s or Mr. Conley’s employment is terminated for any reason other than a Qualifying Termination, including, but not limited to, a termination by HFF with Cause, by the executive without Good Reason, due to death or disability, or non-extension of the term by the executive at any time or by HFF on or after the third anniversary of the effective date, the executive will only be entitled to receive (i) all earned, unpaid base salary, (ii) the benefits provided solely in accordance with the applicable terms of HFF’s employee benefit plans and programs, including, and (iii)(A) in the event of voluntary termination by the executive without Good Reason, the executive will have thirty days following the date of termination in which to exercise all vested options, (B) in the event of a termination by HFF for Cause, all options awarded (whether or not vested) will immediately expire, and (C) in the event of a termination due to death or disability, the executive or such executive’s beneficiary, as applicable, will have one year following the date of termination in which to exercise all vested stock options awarded. Any unvested restricted stock units and options awarded will immediately expire upon the date of termination.

If Ms. Goodson or Mr. Conley were to incur a termination without Cause or for Good Reason immediately following the closing, the aggregate value of severance payable to Ms. Goodson is $4,044,850, comprised of $980,158 in the form of base salary continuation, $2,412,014 in the form of two and a half times the greater of Ms. Goodson’s bonuses and Other Compensation paid to Ms. Goodson in any year during in the two years preceding the date of termination, $46,110 in the form of continuation of health plan benefits, and $603,774 in the form of acceleration of HFF RSUs, and the aggregate amount of severance payable to Mr. Conley is $5,402,487, comprised of $1,253,703 in the form of base salary continuation, $3,283,588 in the form of two and a half times the greater of Mr. Conley’s bonuses and Other Compensation paid to Mr. Conley in any year during in the two years preceding the date of termination $52,873 in the form of continuation of health plan benefits, and $808,580 in the form of acceleration of HFF RSUs. The value of the acceleration of HFF RSUs is calculated based upon (i) a per share price of $47.53, which is the average closing price per share of HFF’s common stock as quoted on the NYSE over the first five (5) trading days following the first public announcement of the Merger on March 19, 2019 and (ii) the number of unvested HFF RSUs held by the executive as of May 24, 2019.

Under the employment agreements with Ms. Goodson and Mr. Conley, “Cause” generally is defined as (i) gross misconduct or gross negligence in the performance of the executive’s duties as HFF’s employee, (ii) conviction or pleading nolo contendere to a felony or a crime involving moral turpitude, (iii) significant nonperformance of an executive’s duties as HFF’s employee, (iv) material violation of HFF’s established policies and procedures or (v) material violation of the respective employment agreement. “Good Reason” generally is defined under Ms. Goodson’s and Mr. Conley’s employment agreements as (i) a significant reduction of the executive’s duties, authorities, or responsibilities, (ii) a reduction in base salary without the executive’s consent, (iii) a reduction in the executive’s target bonus opportunity or executive’s Other Compensation that disproportionately affects the executive as compared to other employees eligible for such Other Compensation, (iv) a change in the location of the executive’s principal place of employment by more than twenty-five (25) miles and (v) a material violation of the respective employment agreements. Good Reason shall only exist if the executive gives written notice of the circumstances giving rise to Good Reason within thirty (30) days after the occurrence of the circumstances giving rise to Good Reason, and such circumstances are not remedied within thirty (30) days after such Good Reason notice to the reasonable satisfaction of the executive.

Accelerated Vesting of Equity Awards

Under the terms of the HFF 2016 Plan, if the holder of an award is terminated by HFF or a subsidiary without cause (as defined in the holder’s employment agreement) or due to disability or as the result of the holder’s death, in any case, within twenty-four (24) months following the effective time all HFF RSUs or HFF stock options granted to the holder will become 100% vested (and HFF RSUs will be settled within 60 days thereafter). Additionally, all HFF RSU award agreements provide for 100% vesting (and settlement within 60 days thereafter) upon any termination of the holder’s employment due to death or disability, by HFF or a subsidiary without cause or by the holder for good reason (in each case, regardless of how long after a change in control such termination occurs). These vesting terms will continue to apply to the outstanding awards after the effective time of the Merger.

Settlement of Deferred RSU Awards to Non-Employee Directors

In accordance with HFF’s normal practices regarding annual director compensation, each HFF non-employee director receives annual grants of vested HFF RSUs. Pursuant to the terms of HFF’s Non-Employee Directors’ Deferred Compensation Plan, non-employee directors have the opportunity to defer the settlement of their HFF RSUs. In connection with the Merger, such deferred HFF RSU awards shall be settled immediately prior to the effective time and the shares of HFF common stock received (or to be received) pursuant to such settlement shall be treated as shares of HFF common stock outstanding immediately prior to the effective time. HFF RSUs held by HFF non-employee directors immediately prior to the effective time that are not so deferred will be converted into JLL RSUs at the effective time, as described above.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, HFF shall obtain, at or prior to the effective time, prepaid (or “tail”) directors’ and officers’ insurance and indemnification policies that provide coverage for events occurring prior to the effective time for an aggregate period of not less than six (6) years from the effective time that are substantially similar to HFF’s existing policy or, if substantially similar coverage is unavailable, the best available coverage. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Director and Officer Indemnification” beginning on page 174.

Quantification of Potential Payments to HFF Named Executive Officers in Connection with the Merger

The information below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each HFF “named executive officer” that is based on or otherwise relates to the Merger, and assumes, among other things, that each named executive officer will experience a termination in connection with the change in control (or, if otherwise indicated below, a qualifying termination), as indicated below, immediately following the consummation of the Merger. Under applicable SEC rules, HFF’s named executive officers for this purpose are required to consist of HFF’s named executive officers for whom disclosure was required in HFF’s most recent proxy statement filed with the SEC, who are:

•	Mark D. Gibson, Chief Executive Officer;

•	Gregory R. Conley, Chief Financial Officer;

•	Joe B. Thornton, Jr., President;

•	Matthew D. Lawton, Executive Managing Director;

•	Michael J. Tepedino, Executive Managing Director; and

•	Kevin C. MacKenzie, Executive Managing Director.

Although Mr. MacKenzie was not a named executive officer for 2017, which is the last year as of the date of the filing of this proxy statement/prospectus that HFF designated named executive officers, Mr. MacKenzie has been included in the table below because he will be a named executive officer of HFF for 2018 (while Mr. Thornton will not be a named executive officer of HFF for 2018).

To the extent that any of HFF’s named executive officers’ compensation arrangements are described in this section “—Interests of HFF’s Directors and Executive Officers in the Merger,” they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s “golden parachute” compensation, as of May 24, 2019, are based on multiple assumptions that may or may not actually occur, including the assumptions set forth above under “—Certain Assumptions” and elsewhere in this proxy statement/prospectus. As a result, the “golden parachute” compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this discussion, “single trigger” refers to benefits that arise as a result of the closing of the Merger.

HFF, Inc.

“Golden Parachute” Compensation Disclosure

Name	Cash		Equity(2)	Perquisites/ Benefits		Total
Mark D. Gibson Chief Executive Officer	$—		$—	$—		$—

Gregory R. Conley Chief Financial Officer	$4,537,291	(1)	$—	$52,873	(3)	$4,590,164

Joe B. Thornton, Jr. President	$—		$—	$—		$—

Matthew D. Lawton Executive Managing Director	$—		$5,000,000	$—		$5,000,000	(4)

Michael J. Tepedino Executive Managing Director	$—		$5,000,000	$—		$5,000,000	(4)

Kevin C. MacKenzie Executive Managing Director.	$—		$5,000,000	$—		$5,000,000	(4)

(1)

Cash. Only Mr. Conley’s employment agreement provides for cash severance benefits upon his termination of employment. If Mr. Conley’s employment were to be terminated following the Merger by JLL without cause or if Mr. Conley were to resign for good reason, Mr. Conley would receive an aggregate of $4,537,291 which comprises of $1,253,703 in the form of base salary continuation over a 30 month period and $3,283,588 representing two and one half times the greater of Mr. Conley’s bonuses and Other Compensation in the two years preceding the date of termination. While these cash severance benefits are not enhanced as a result of the closing of the Merger, such amount has been included in this column because Mr. Conley’s employment agreement was entered into on the same date as the execution of the Merger Agreement and thus the cash severance benefits payable under the employment agreement have been treated as related to the Merger. In accordance with the terms of Mr. Conley’s employment agreement, Mr. Conley must terminate employment to receive the cash severance benefits and, as noted above, the amount of such cash severance benefits is not enhanced as a result of the Merger.

(2)

Equity. Amounts in this column represent the value of the retention RSUs to be granted on the closing date to Messrs. Lawton, Tepedino and MacKenzie, which is $5,000,000. These amounts are single trigger payments. As described above, if the holder of a retention RSU is terminated without Cause (as defined above), the holder resigns with Good Reason (as defined above) or the holder’s employment is terminated as a result of death or disability, the unvested portion of the retention RSUs will immediately vest as of the date of such termination of employment and shall be settled within sixty (60) days thereafter. These retention RSUs are described in more detail under the section entitled “The Merger—Interests of HFF’s Directors and Executive Officers in the Merger.” In addition, under the terms of the HFF 2016 Plan, if the holder of an award of RSUs is terminated by HFF or a subsidiary without cause (as defined in the holder’s employment agreement) or due to disability or as the result of the holder’s death, in any case, within twenty-four (24) months following the effective time, such RSUs granted to the holder will become 100% vested and will be settled within 60 days thereafter. However, no amounts related to the HFF RSUs are included in this column because under the terms of all HFF RSU awards held by HFF’s named executive officers, upon a termination at any time of the executive’s employment due to permanent disability or death, by the executive for good reason or by HFF or a subsidiary thereof without cause, regardless of whether such termination occurs in connection with a change in control of HFF, all unvested RSUs granted to the named executive officer will become fully vested and be settled within 60 days thereafter. Each outstanding HFF RSU will be assumed by JLL and will be converted into a JLL RSU. Each JLL RSU so assumed and converted will continue to have, and will be subject to, the same terms and conditions that applied to the corresponding HFF RSU immediately prior to the effective time (including, but not limited to, provisions relating to vesting, forfeiture and the effect of termination of employment or service). As of May 24, 2019, the number of HFF RSUs held by Mr. Gibson is 41,849 (with a value of $1,989,083), the number of HFF RSUs held by Mr. Conley is 17,012 (with a value of $808,580), the number of HFF RSUs held by Mr. Thornton is 41,626 (with a value of $1,978,484), the number of HFF RSUs held by Mr. Lawton is 37,455 (with a value of $1,780,236), the number of HFF RSUs held by Mr. Tepedino is 39,791 (with a value of $1,891,266), and the number of HFF RSUs held by Mr. MacKenzie is 60,196 (with a value of $2,861,116), in each case with the value of such HFF RSUs determined by multiplying the number of HFF RSUs held by each named executive officer of HFF by $47.53, which is the average closing price per share of HFF’s common stock as quoted on the NYSE over the first five (5) trading days following the first public announcement of the Merger on March 19, 2019. The treatment of the HFF RSUs are described in more detail under the sections entitled “The Merger—Interests of HFF’s Directors and Executive Officers in the Merger.”
(3)

Perquisites/NQDC. If Mr. Conley’s employment were to be terminated following the Merger by JLL without cause or if Mr. Conley were to resign for good reason, Mr. Conley would receive the continuation of certain health benefits for a period of eighteen (18) months following the date of termination which would be in the amount of $52,873. While these perquisites are not enhanced as a result of the closing of the Merger, such amount has been included in this column because Mr. Conley’s employment agreement was entered into on the same date as the execution of the Merger Agreement and thus the perquisites payable under the employment agreement have been treated as related to the Merger. In accordance with the terms of Mr. Conley’s employment agreement, Mr. Conley must terminate employment to receive the perquisites and, as noted above, the amount of such perquisites is not enhanced as a result of the Merger.

(4)This

amount is treated as a single trigger payment because the value relates to the grant of retention RSUs which is conditioned on, and subject to, the closing of the Merger, however, such retention RSUs are subject to a vesting schedule which is based on continued employment after the closing of the Merger (or a qualifying termination of employment) which is described in more detail under the section entitled “The Merger—Interests of HFF’s Directors and Executive Officers in the Merger.”

Positions with the Combined Company After the Merger

Pursuant to the terms of the Employment Agreements, it is expected that immediately following the closing, each of Messrs. Gibson, Thornton, Lawton, Tepedino, Sansosti, de Zarraga and MacKenzie will become a member of the Executive Committee of the US Capital Markets division of JLL and shall be entitled to the same annual compensation opportunities as he was entitled to immediately prior to the closing (including, where applicable, base salary, target bonus opportunity and commission opportunity). As noted elsewhere in this proxy statement/prospectus, it is also expected that Mr. Gibson will, effective as of the closing of the Merger, become CEO—Capital Markets, Americas of JLL and Co-Chair of JLL’s Global Capital Markets Board.

Also, subject to the terms of the Merger Agreement, JLL has agreed to take all actions necessary such that, as of the effective time, the JLL Board will include Deborah McAneny (or, if she is not able or willing to serve, another individual who, as of the date of the Merger Agreement, is a member of the HFF Board and is mutually agreed to by JLL and HFF), subject to the approval of the Nominating and Governance Committee of the JLL Board.

Board of Directors of JLL After the Merger

In connection with the Merger, JLL has agreed to take all actions necessary such that, as of the effective time, the JLL Board will include Deborah McAneny (or, if she is not able or willing to serve, another individual who, as of the date of the Merger Agreement, is a member of the HFF Board and is mutually agreed to by JLL and HFF). The decision as to which individual will be selected for the JLL Board will be subject to the approval of the Nominating and Governance Committee of the JLL Board. Information about the current JLL directors and executive officers can be found in the documents listed in the section entitled “Where You Can Find More Information” beginning on page 230.

Litigation Related to the Merger

Beginning on May 6, 2019, four different complaints were filed in the United States District Court for the District of Delaware captioned Jones v. HFF, Inc. et al., Case No. 19-cv-841, Stein v. HFF, Inc., et al., Case No. 19-cv-859, Sabatini v. HFF, Inc. et al., Case No. 19-cv-867, and Pennington v. HFF, Inc., Case No. 19-cv-950. In addition, on May 17, 2019, a complaint was filed in the United States District Court for the Northern District of Texas captioned Bushansky v. HFF, Inc., et al., Case No. 3:19-cv-1196-C. Each of the complaints names HFF, Mark D. Gibson, Deborah H. McAneny, Susan P. McGalla, George L. Miles, Jr., Morgan K. O’Brien, Lenore M. Sullivan, Joe B. Thornton Jr., and Steven E. Wheeler as defendants, and the Sabatini Complaint also names JLL, Merger Sub and Merger LLC as additional defendants. The complaints generally allege that defendants violated Sections 14(a) and 20(a) of the Exchange Act with respect to the Form S-4 originally filed with the SEC in connection with the Merger, and seek to enjoin the Merger, as well as damages, costs and attorneys’ and experts’ fees.

JLL and HFF believe the claims are without merit and intend to vigorously defend the claims. Additional lawsuits arising out of or relating to the Merger Agreement or the Merger may be filed in the future.

Effect on HFF if the Merger Is Not Completed

If the HFF stockholders do not adopt the Merger Agreement or if the Merger is not completed for any other reason, HFF stockholders will not receive any payment for their shares of HFF common stock in connection with the Merger. Instead, HFF would remain an independent public company and shares of HFF common stock would continue to be listed and traded on the NYSE. Furthermore, depending on the circumstances that caused the Merger not to be completed, the price of HFF common stock may decline significantly, and if that were to occur, it is uncertain when, if ever, the price of HFF common stock would return to the price at which it trades as of the date of this proxy statement/prospectus. Under specified circumstances, HFF may be required to pay JLL a termination fee of $54,000,000 as described in the sections entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 175 and “The Merger Agreement—Reimbursement of Fees and Expenses” beginning on page 177.

NYSE Listing of Shares of JLL Common Stock

It is a condition to the closing of the Merger that the shares of JLL common stock issuable as Merger Consideration be approved for listing on the NYSE, subject to official notice of issuance. It is expected that following the Merger, shares of JLL common stock will continue to trade on the NYSE under the symbol “JLL.”

THE MERGER AGREEMENT

The following summary describes the material provisions of the Merger Agreement. The summary set forth below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You should read the Merger Agreement carefully in its entirety, as it is the legal document governing the transaction.

The Merger Agreement and the following summary have been included to provide you with information regarding the terms and conditions of the Merger Agreement and the transactions contemplated thereby. It is not intended to provide any other factual information about JLL, Merger Sub, Merger LLC or HFF or any of their respective subsidiaries or affiliates. That information can be found elsewhere in this proxy statement/prospectus and in the other public documents that JLL and HFF file with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 230.

The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by disclosures not reflected in the Merger Agreement, were made for the purpose of allocating contractual risk between the parties to the Merger Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to you and reports and documents filed with the SEC. You are not third party beneficiaries under the Merger Agreement and you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of JLL, Merger Sub, Merger LLC or HFF or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in JLL’s or HFF’s public disclosures.

Structure and Completion of the Merger

On the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into HFF, with HFF as the surviving corporation, and (ii) following the completion of the Merger, the surviving corporation of the Merger will merge with and into Merger LLC, with Merger LLC surviving the Subsequent Merger and continuing as a wholly owned subsidiary of JLL.

The Merger will occur on the date on which closing of the Merger actually occurs (the “closing date”), which date will be no later than the third business day after the date upon which all of the conditions to closing contained in the Merger Agreement (other than those conditions that may only be satisfied on the closing date, but subject to the satisfaction of such conditions) are satisfied or waived (or on such other date as JLL and HFF may agree). See the section entitled “—Conditions to Completion of the Merger” beginning on page 157).

The Merger will become effective at the time that the certificate of merger (with respect to the Merger) has been filed with, and accepted by, the Secretary of State of the State of Delaware, or at such later date and time agreed to by the parties and specified in the certificate of merger (the “effective time”).

The closing of the Merger is expected to occur during the third quarter of 2019, subject to the satisfaction or waiver of applicable closing conditions. See the section entitled “—Conditions to Completion of the Merger” beginning on page 157.

Merger Consideration

Conversion of Shares

The Merger Agreement provides that at the effective time, each share of HFF common stock issued and outstanding as of immediately prior to the effective time (other than shares owned by JLL, HFF or any of their respective subsidiaries and shares held by any holder of HFF common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law) will be cancelled and converted into (i) $24.63 per share in cash and (ii) 0.1505 of a share of JLL common stock (subject to adjustment as described in the following paragraph).

The total number of shares of JLL common stock to be issued and the total amount of cash to be paid by JLL as part of the Merger Consideration will not change from what was agreed to in the Merger Agreement (other than for adjustment in the event that there is any change in the outstanding shares or classes of capital stock of JLL or HFF as a result of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or any stock dividend or stock distribution that is declared). However, since the market price of JLL common stock will fluctuate, the total value of the shares of JLL common stock issued in the Merger may increase or decrease between the date of the Merger Agreement and the effective time. Accordingly, the value of the actual per share consideration to be paid to HFF stockholders cannot be determined until after the effective time. No fractional shares of JLL common stock will be issued in the Merger, and HFF stockholders will receive cash in lieu of any fractional shares of JLL common stock.

Manner and Procedure for Exchanging Shares of HFF Common Stock; No Fractional Shares

Prior to the effective time, JLL will deposit with the exchange agent, for the benefit of the holders of shares of HFF common stock, certificates representing the full number of shares of JLL common stock issuable in connection with the Merger and will provide or will cause to be provided to the exchange agent all of the cash necessary to pay the cash portion of the Merger Consideration. After the effective time on the appropriate payment date, if applicable, JLL will provide or cause to be provided to the exchange agent any dividends or other distributions payable on such shares of JLL common stock pursuant to the Merger Agreement.

JLL will instruct the exchange agent to mail, as soon as reasonably practicable after the effective time, to each HFF stockholder of record of a share certificate whose shares of HFF common stock were converted into the right to receive the Merger Consideration pursuant to the Merger Agreement (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to any share certificates will pass, only upon delivery of any share certificates to the exchange agent and will be in such form and have such other provisions as JLL may reasonably specify) and (ii) instructions for use in effecting the surrender of the share certificates in exchange for the Merger Consideration and matters relating thereto.

Upon surrender of a share certificate for cancellation to the exchange agent or to such other agent or agents as may be appointed by JLL, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the exchange agent, the holder of such share certificate will be entitled to receive in exchange therefor the amount of cash and the number of whole shares of JLL common stock (which will be in non-certificated book-entry form) which the aggregate number of shares HFF company stock previously represented by such share certificate will have been converted into the right to receive and cash in lieu of fractional shares of JLL common stock, and the share certificate so surrendered will forthwith be cancelled. In the event of a transfer of ownership of shares of HFF common stock that is not registered in the transfer records of HFF, payment may be made and shares of JLL common stock may be issued to a person other than the person in whose name the share certificate so surrendered is registered, if such share certificate is properly endorsed or otherwise is in proper form for transfer and the person requesting such payment will pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such share certificate or establish to the satisfaction of JLL that such tax has been paid or is not applicable. No interest will be paid or accrue on any cash payable upon surrender of any share certificate.

The conversion of shares of HFF common stock into the right to receive the Merger Consideration will occur automatically at the effective time. After the effective time, HFF, as the surviving corporation in the Merger, will not register any transfers of HFF common stock outstanding on its stock transfer books that were outstanding immediately prior to the Merger. If, after the effective time, any share certificates formerly representing shares of HFF common stock are presented to HFF, as the surviving corporation in the Merger, or the exchange act for any reason, they will be cancelled and exchanged as provided in the Merger Agreement.

JLL will not issue share certificates or scrip representing fractional shares of JLL common stock in the Merger and such fractional share interests will not entitle the owner to vote or to any rights of a holder of JLL common stock. All fractional shares to which a single record holder would be entitled will be aggregated, and calculations will be rounded to three decimal places. In lieu of any such fractional shares, each holder of shares of HFF common stock who would otherwise be entitled to a fractional share of JLL common stock will be entitled to receive a cash payment, without interest, rounded down to the nearest cent, from the exchange agent, in an amount equal to the product of (i) the amount of the fractional interest in a share of JLL common stock to which such holder is entitled under the Merger Agreement and (ii) the volume-weighted average price, rounded to four decimal points, of shares of JLL common stock on the NYSE for the five consecutive trading days ending on the second full trading day prior to the effective time.

Dividends with Respect to Unexchanged Shares

No dividends or distributions with respect to JLL common stock with a record date after the effective time will be paid to the holder of any share certificate formerly representing shares of HFF common stock or any book-entry shares of HFF common stock with respect to the shares of JLL common stock issuable upon surrender of such share certificate or book-entry shares and no cash payment in lieu of fractional shares will be paid to any such holder until the surrender of such share certificate. Following such a surrender of a share certificate, holders of shares of JLL common stock will be entitled to (i) at time of such surrender or delivery, as the case may be, the amount of any cash payable in lieu of a fractional share of JLL common stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the effective time which have been paid with respect to such whole shares of JLL common stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time but prior to such surrender of share certificates or delivery, as the case may be, and a payment date subsequent to such surrender or delivery with respect to such whole shares of JLL common stock, in each case without interest.

Termination of Exchange Fund

Any portion of the exchange fund that remains undistributed to holders of HFF common stock for one year after the effective time will be delivered to JLL. Thereafter, HFF stockholders must look only to JLL for payment of the Merger Consideration and any dividends or distributions with respect to shares of JLL common stock.

No Liability

None of JLL, Merger Sub, Merger LLC, HFF, or the surviving companies in the Merger or the exchange agent will be liable to any person in respect of any shares of JLL common stock (or dividends or distributions with respect thereto) or cash from the exchange fund (including any undistributed portion of the exchange fund delivered to JLL) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Immediately prior to the date on which any Merger Consideration or any dividends or distributions with respect to JLL common stock as contemplated by the Merger Agreement in respect of a share of HFF common stock would otherwise escheat to or become the property of any governmental entity, any such shares, cash, dividends or distributions in respect of such share will become the property of the surviving company in the Subsequent Merger, free and clear of all claims or interest of any person previously entitled thereto.

Appraisal Rights of HFF Stockholders

Under the laws of the State of Delaware, the merger proposal can give rise to rights under Section 262 of the DGCL if such proposal is approved by stockholders at the HFF annual meeting. Under the laws of the State of Delaware, record holders of HFF common stock who do not vote in favor of, or consent to, the adoption of the Merger Agreement may be entitled to seek appraisal and obtain payment in cash for the judicially determined fair value of their shares of HFF common stock in connection with the Merger, if the Merger is completed. This value could be more than, less than or the same as the Merger Consideration for HFF common stock.

The relevant provisions of the DGCL are included as Annex D to this proxy statement/prospectus. You are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, HFF stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in a loss of the right of appraisal.

An HFF stockholder who desires to exercise appraisal rights must (i) not vote in favor of the Merger and (ii) deliver a written demand for appraisal of the HFF stockholder’s shares to HFF before the vote on the merger proposal at the HFF annual meeting. An executed proxy card that does not contain voting instructions will, unless revoked, be voted “FOR” the merger proposal. Therefore, an HFF stockholder who submits a proxy and who wishes to exercise appraisal rights must mark “AGAINST” or “ABSTAIN” with respect to the merger proposal. HFF stockholders who wish to exercise their appraisal rights and hold shares in the name of a bank, broker, trust or other nominee must instruct their nominees to take the steps necessary to enable them to demand appraisal for their shares.

If any person who was entitled to dissenters’ rights fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s shares of HFF common stock will cease and such shares will be deemed to be exchangeable solely for the right to receive the Merger Consideration as provided in the Merger Agreement.

HFF has agreed to serve prompt notice to JLL of any demands received by HFF for appraisal of any shares of HFF common stock, and JLL will have the right to participate in and direct all negotiations and legal actions and proceedings with respect to such demands. Prior to the effective time, HFF will not, without the prior written consent of JLL, make any payment with respect to, or settle or offer or commit to settle, any such demands, or agree to do any of the foregoing.

Treatment of Equity Awards

HFF stock options

Each HFF stock option, whether vested or unvested, that is outstanding and unexercisable immediately prior to the effective time will cease and will be converted into a JLL stock option, on the same terms and conditions as were applicable under the HFF stock options (including, but not limited to, provisions relating to vesting, forfeiture and the effect of termination of employment). The number of shares of JLL common stock subject to each JLL stock option will be equal to the number of shares of HFF common stock subject to the corresponding HFF stock option immediately prior to the effective time multiplied by the Option Exchange Ratio (subject to certain adjustments and rounding), and the exercise price of such JLL stock option will be equal to the per share exercise price of such HFF stock option immediately prior to the effective time divided by the Option Exchange Ratio (subject to certain adjustments and rounding).

HFF Restricted Stock Units

Each outstanding HFF RSU will be assumed by JLL and will be converted into a JLL RSU. Each JLL RSU so assumed and converted will continue to have, and will be subject to, the same terms and conditions that applied to the corresponding HFF RSU immediately prior to the effective time (including, but not limited to, provisions relating to vesting, forfeiture and the effect of termination of employment or service). The number of shares of JLL common stock subject to each award of JLL RSUs will be equal to the product of (i) the total number of shares of HFF common stock covered by the corresponding HFF RSU immediately prior to the effective time multiplied by (ii) 0.301. Any HFF RSUs that are required to be settled immediately prior to the effective time will be settled immediately prior to the effective time and the shares of HFF common stock received (or to be received) pursuant to such settlement will be treated as shares of HFF common stock outstanding immediately prior to the effective time, as specified above under “—Merger Consideration” beginning on page 154.

HFF Restricted Shares

Each restricted share of HFF common stock that is outstanding immediately prior to the effective time will receive the same treatment accorded to shares of HFF common stock as specified under “—Merger Consideration” above beginning on page  154.

Conditions to Completion of the Merger

The obligations of JLL, Merger Sub, Merger LLC and HFF to effect the Merger are subject to the satisfaction, or waiver by JLL, Merger Sub, Merger LLC and HFF to the extent permitted by applicable law, as applicable, of the following conditions at or prior to the effective time:

•	the HFF stockholder approval;

•	the approval for listing on the NYSE, subject to official notice of issuance, of the shares of JLL common stock to be issued to HFF stockholders in the Merger;

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the expiration or termination of any applicable waiting period (and any extension thereof) under the HSR Act; the obtaining of all authorizations, consents or approvals required under any other laws specified in the disclosure letter delivered to HFF by JLL, or terminations or expirations of applicable waiting periods; the obtaining, making or occurrence, as the case may be, of all authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any governmental entities, including under applicable laws, the failure of which to be obtained, made or occur would have the effect of making the Merger, the Subsequent Merger or any of the other transactions contemplated by the Merger Agreement illegal or would, individually or in the aggregate, have a material adverse effect (as defined below) with respect to HFF or JLL after giving effect to the Merger (collectively, “requisite regulatory approvals”);

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the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the closing; and

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the effectiveness under the Securities Act of the registration statement on Form S-4 declared by the SEC of which this proxy statement/prospectus forms a part, the absence of any stop order suspending such effectiveness and the absence of any proceedings initiated or threatened in writing (and not withdrawn) by the SEC for that purpose.

Early termination of the waiting period was granted by the FTC on April 15, 2019.

Controller approval was granted by the FCA to JLL and Merger LLC on May 8, 2019. Approval of the change in ownership was granted by FINRA to HFF on May 23, 2019.

The obligations of JLL, Merger LLC and Merger Sub to effect the Merger are additionally subject to the satisfaction, or waiver by JLL, of each of the following conditions at or prior to the effective time:

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(i) the representations and warranties of HFF in the Merger Agreement regarding capital stock must be true and correct both when made and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies; (ii) the representation and warranty of HFF in the Merger Agreement regarding the absence of certain changes or events that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect with respect to HFF must be true and correct in all respects both when made and as of the closing date; (iii) the representations and warranties of HFF in the Merger Agreement regarding (A) the organization, standing and power of HFF and subsidiaries of HFF, (B) the authority of HFF to enter into, and, subject to receipt of the required HFF stockholder approval, consummate the transactions contemplated by the Merger Agreement, (C) no conflicts and any required consents and approvals in connection with the consummation of the Merger Agreement, (D) brokers, (E) the inapplicability of takeover laws to the Merger, the Subsequent Merger or any other transactions contemplated by the Merger Agreement and (F) the opinion of HFF’s financial advisor must be true and correct in all material respects both when made and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) the other representations and warranties of HFF in the Merger Agreement must be true and correct both when made and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), except where failure to be true and correct (without giving effect to any qualification as to materiality, material adverse effect with respect to HFF or similar qualification set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect with respect to HFF or be reasonably likely to materially adversely effect the ability of HFF to effect the Merger in accordance with the Merger Agreement, and the receipt by JLL of a certificate from an authorized executive officer of HFF to that effect;

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HFF having performed or complied in all material respects with its agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the effective time, and the receipt by JLL of a certificate from an authorized executive officer of HFF to that effect; and

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since the date of the Merger Agreement, there will not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to HFF.

The obligations of HFF to effect the Merger are additionally subject to the satisfaction, or waiver by HFF, of the following conditions at or prior to the effective time:

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(i) the representations and warranties of JLL, Merger Sub and Merger LLC in the Merger Agreement regarding the (A) the organization, standing and power of JLL, Merger Sub and Merger LLC and the subsidiaries of JLL, (B) the capital stock of JLL, (C) the authority of JLL, Merger Sub and Merger LLC to enter into the Merger Agreement, consummate the Merger, the Subsequent Merger and issuance of shares of JLL common stock in the Merger, (D) no conflicts and any required consents and approvals in connection with the consummation of the Merger Agreement, and (E) neither JLL, Merger Sub and Merger LLC nor any of their respective subsidiaries or affiliates being an interested stockholder of HFF, must be true and correct both when made and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representation and warranty of JLL and Merger Sub in the Merger Agreement regarding the absence of certain changes or events that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect with respect to JLL must be true and correct in all respects both when made and as of the closing date and (iii) the other representations and warranties of JLL, Merger Sub and Merger LLC in the Merger Agreement must be true and correct both when made and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), except where failure to be true and correct (without giving effect to any qualification as to materiality, material adverse effect with respect to JLL or similar qualification set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect with respect to JLL or be reasonably likely to materially adversely effect the ability of JLL, Merger Sub and Merger LLC to effect the transactions contemplated by the Merger Agreement, and the receipt by HFF of a certificate from an authorized executive officer of JLL to that effect;

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each of JLL, Merger Sub and Merger LLC having performed or complied in all material respects with its agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the effective time, and the receipt by HFF of a certificate from an authorized executive officer of JLL to that effect; and

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since the date of the Merger Agreement, there will not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to JLL.

Definition of Material Adverse Effect

In addition to the conditions to closing relating to the absence of any material adverse effect with respect to JLL and HFF, many of HFF’s and JLL’s representations and warranties are qualified by a material adverse effect standard. For purposes of the Merger Agreement, “material adverse effect,” with respect to either party, is defined to mean any event, change, effect, development, state of facts, condition, circumstance or occurrence that is or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of such party and its subsidiaries, taken as a whole. However, none of the following events, changes, effects, developments, states of facts, conditions, circumstances or occurrences will be deemed to constitute or be taken into account in determining whether there has been or may be a material adverse effect:

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changes in or affecting economic conditions (including changes in interest rates) or the financial or securities markets in the United States or elsewhere in the world, to the extent the applicable party and its subsidiaries are not adversely affected thereby in a disproportionate manner relative to other participants in the industries in which such party and its subsidiaries operate;

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changes in or conditions affecting the industries in which the applicable party or its subsidiaries operate generally (not including any different industries in which such party’s or its subsidiaries’ clients or customers operate), to the extent such party and its subsidiaries are not adversely affected thereby in a disproportionate manner relative to other participants in the industries in which such party and its subsidiaries operate;

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changes resulting from or arising out of any changes in GAAP or accounting standards or interpretations thereof, to the extent the applicable party and its subsidiaries are not adversely affected thereby in a disproportionate manner relative to other participants in the industries in which such party and its subsidiaries operate;

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changes resulting from or arising out of any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the applicable party and its subsidiaries are not adversely affected thereby in a disproportionate manner relative to other participants in the industries in which such party and its subsidiaries operate;

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changes resulting from or arising out of any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of the Merger Agreement, of any rule, regulation, ordinance, order, protocol or any other law of or by any governmental entity;

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except for representations made in the Merger Agreement relating to no conflicts and any required consents or approvals in connection with the consummation of the Merger Agreement, changes resulting from or arising out of the execution of the Merger Agreement or the announcement or consummation of the transactions contemplated by the Merger Agreement with the other party as opposed to any other person;

•	changes resulting from or arising out of any litigation brought by a stockholder of HFF or JLL relating to the Merger Agreement or any of the transactions contemplated thereby;

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changes resulting from or arising out of any act of God, to the extent the applicable party and its subsidiaries are not adversely affected thereby in a disproportionate manner relative to other participants in the industries in which such party and its subsidiaries operate; or

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changes resulting from or arising out of any change in the share price or trading volume of the shares of the applicable party’s common stock, in such party’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of such party to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in each case that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure will not be excluded, and may be taken into account, in determining whether there has been or may be a material adverse effect).

HFF Acquisition Proposals

HFF has agreed that, except as described further below, neither it nor any of its respective subsidiaries will, and HFF and its subsidiaries will cause their respective directors, officers and key employees not to and will use their respective reasonable best efforts to cause their respective representatives not to, directly or indirectly:

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solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries or the making of any proposal or offer constituting or related to or that could reasonably be expected to lead to an HFF acquisition proposal (as defined below);

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make available any information regarding HFF or any of its subsidiaries to any person (other than JLL and JLL’s or HFF’s representatives acting in their capacity as such), in connection with or in response to an HFF acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an HFF acquisition proposal;

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engage in discussions or negotiations with any person with respect to any HFF acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an HFF acquisition proposal (other than to state that they currently are not permitted to have discussions);

•	approve, endorse or recommend any HFF acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an HFF acquisition proposal;

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make or authorize any statement, recommendation or solicitation in support of any HFF acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an HFF acquisition proposal;

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enter into any letter of intent or agreement in principle or any contract providing for, relating to or in connection with any HFF acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an HFF acquisition proposal (other than a confidentiality agreement containing terms substantially similar to, and, taken as a whole, no less favorable to HFF than those set forth in the Mutual Confidentiality and Non-Disclosure Agreement (the “confidentiality agreement”), dated as of September 27, 2018, by and between HFF and Jones Lang LaSalle Americas, Inc., a Maryland corporation, subject to certain conditions and exceptions (an “HFF acceptable confidentiality agreement”)); or

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reimburse or agree to reimburse the expenses of any other person (other than HFF’s representatives) in connection with an HFF acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an HFF acquisition proposal.

HFF has agreed that it and its subsidiaries will, and has agreed to cause their respective directors, officers and key employees to and use their respective reasonable best efforts to cause their respective representatives to, (i) immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted with respect to any HFF acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an HFF acquisition proposal and (ii) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential HFF acquisition proposal. HFF has further agreed it will not terminate, waive, amend, release or modify in any respect of any material provision of any confidentiality agreement to which HFF or any of its subsidiaries or any of its affiliates or representatives is a party with respect to any HFF acquisition proposal or any proposal inquiry or offer that could reasonably be expected to lead to an HFF acquisition proposal and will enforce, to the fullest extent permitted by applicable law, the provisions of any such agreement. However, HFF will be entitled to waive any standstill provision included in any such confidentiality agreement or any standstill provision contained in any standstill agreement to which HFF or any of its subsidiaries or any of its affiliates or representatives is a party with respect to any HFF acquisition proposal or any proposal inquiry or offer that could reasonably be expected to lead to an HFF acquisition proposal if the HFF Board determines in good faith (after consultation with HFF’s outside legal counsel) that failure to waive such standstill would constitute a breach of its fiduciary duties to HFF stockholders under applicable law.

However, prior to the HFF stockholder approval, (i) if HFF receives, after the date of the Merger Agreement, an unsolicited bona fide written HFF acquisition proposal, (ii) such HFF acquisition proposal did not result from a breach of the Merger Agreement and (iii) the HFF Board determines in good faith (after consultation with the HFF’s outside legal counsel and outside financial advisor) that such HFF acquisition proposal constitutes or would reasonably be expected to lead to an HFF superior proposal (as defined below), then, prior to obtaining the HFF stockholder approval, HFF may:

•

make available information with respect to HFF or any of its subsidiaries to the person making such HFF acquisition proposal pursuant to an HFF acceptable confidentiality agreement; provided, that any non-public information provided or made available to any person given such access will have been previously provided or made available to JLL or will be provided or made available to JLL prior to or substantially concurrently with the time it is provided or made available to such person; and

•	participate in discussions or negotiations with the person making such HFF acquisition proposal regarding such HFF acquisition proposal.

Notwithstanding the foregoing, HFF and its subsidiaries will, and will cause their respective representations to, cease any activities described in the two bullet points above, immediately following the time that the applicable HFF acquisition proposal ceases to be an HFF superior proposal or an HFF acquisition proposal that could reasonably be expected to lead to an HFF superior proposal. HFF is required to promptly (and in any event within 24 hours) advise JLL in writing if it receives any HFF acquisition proposal (including the identity of the person making or submitting the HFF acquisition proposal or inquiry, proposal or offer and the terms and conditions of the HFF acquisition proposal) that is made or submitted by any person prior to the effective time. HFF is also required to keep JLL informed, on a reasonably current basis, of the status of, and any financial or other changes in, any HFF acquisition proposal, inquiry, proposal or offer, including providing JLL copies of any correspondence related to the HFF acquisition proposal, including any proposed documents to effect or to be entered into in connection with such HFF acquisition proposal.

HFF has agreed that neither the HFF Board nor any committee thereof will:

•

(i) directly or indirectly, fail to make, withhold, withdraw or qualify (or modify in a manner adverse to JLL) the HFF Board recommendation that HFF stockholders adopt and approve the merger proposal (the “HFF recommendation”), or take any action (or permit or authorize HFF or any of its subsidiaries or any of their respective representatives to take any such action) inconsistent with the HFF recommendation or resolve, agree or propose to take any such actions (each such action, an “HFF adverse recommendation change”); or (ii) adopt, approve, recommend, endorse or otherwise declare advisable any HFF acquisition proposal or resolve, agree or propose to take any such actions;

•

cause or permit HFF to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to an HFF acquisition proposal (other than an HFF acceptable confidentiality agreement);

•

take any action to make the provisions of any takeover law or any restrictive provision of any applicable anti-takeover provision in the HFF Charter or the HFF Bylaws inapplicable to any transactions contemplated by an HFF acquisition proposal (including approving any transaction under the DGCL); or

•	resolve, agree or propose to take any such actions.

An “HFF acquisition proposal” means any proposal or offer (whether or not in writing) with respect to any:

•	merger, consolidation, share exchange, other business combination or similar transaction involving HFF or any of its subsidiaries;

•

sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of HFF or otherwise) of any business or assets of HFF or any of its subsidiaries representing 15% or more of the consolidated revenues, net income or assets of HFF and its subsidiaries, taken as a whole;

•

issuance, sale or other disposition, directly or indirectly, to any person (or the stockholders of any person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of HFF;

•	transaction in which the holders of the voting power of HFF immediately prior to such transaction own 85% or less of the voting power of HFF immediately following the transaction;

•

transaction in which any person (or the stockholders of any person) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding shares of HFF common stock; or

•	any combination of the foregoing (in each case, other than the Merger and the Subsequent Merger).

An “HFF superior proposal” means any binding, bona fide written offer made by a third party or group pursuant to which such third party or group would acquire, directly or indirectly, more than 50% of the outstanding shares of HFF common stock or substantially all of the assets of HFF and its subsidiaries, taken as a whole:

•

on terms which the HFF Board determines in good faith (after consultation with HFF’s outside legal counsel) to be superior to HFF stockholders to the Merger and the other transactions contemplated by the Merger Agreement, taking into account all the terms and conditions of such proposal and the Merger Agreement (including the termination fee (as defined below), any changes proposed by JLL to the terms of the Merger Agreement and the potential time delays and other risks to consummation associated with such offer);

•	that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such offer; and

•	for which any necessary financing is fully committed (including with respect to any indebtedness that could be required to be repaid in connection with the transactions contemplated by such offer).

Annual Meeting of HFF Stockholders; Recommendation of the HFF Board

HFF has agreed to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of seeking the HFF stockholder approval as soon as reasonably practicable following the effectiveness of the Form S-4. Unless the Merger Agreement has been terminated by HFF to accept an HFF superior proposal, this requirement to hold the HFF stockholder meeting and seek HFF stockholder approval applies even if the HFF

Board has made an HFF adverse recommendation change and even after the commencement, public proposal, public disclosure or public or private communications to HFF of any HFF acquisition proposal. Except in certain specified circumstances, HFF has agreed to use its reasonable best efforts to solicit proxies in favor of the merger proposal and to take all other action necessary or advisable to secure such approval, and the HFF Board has agreed not to withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify the HFF recommendation in a manner adverse to JLL.

HFF will have the right to postpone or adjourn the meeting of its stockholders for no longer than 30 days in the aggregate for the following reasons:

•	the absence of a quorum;

•

to allow reasonable additional time to solicit additional proxies to the extent that at such time, HFF has not received a number of proxies that it reasonably believes sufficient to obtain the HFF stockholder approval at such meeting of its stockholders;

•	to the extent required by applicable law; or

•	with the prior written consent of JLL.

The Merger Agreement provides that, at any time prior to obtaining the HFF stockholder approval, provided that HFF and its subsidiaries have complied with the non-solicitation restrictions described above regarding HFF acquisition proposals, the HFF Board may, solely in response to an HFF superior proposal received on or after the date of the Merger Agreement that has not been withdrawn or abandoned and that did not result from a breach of the Merger Agreement, make an HFF adverse recommendation change in order to cause HFF to terminate the Merger Agreement (including payment of the termination fee) and concurrently enter into a binding definitive agreement to effect such HFF superior proposal if HFF has taken the following actions and the HFF Board determines in good faith (after consultation with HFF’s outside legal counsel and financial advisor) that such HFF acquisition proposal continues to constitute an HFF superior proposal:

•

HFF has provided written notice to JLL advising JLL that HFF received an HFF superior proposal, specifying the terms and conditions of such HFF superior proposal, identifying the person making such HFF superior proposal and providing copies of any agreements intended to effect (or to be entered into in connection with) such HFF superior proposal and that the HFF Board has determined in good faith (after consultation with HFF’s outside legal counsel and financial advisor) that such HFF acquisition proposal continues to constitute an HFF superior proposal;

•

HFF has negotiated and caused its representatives to negotiate during the five business days following JLL’s receipt of the notice of the HFF superior proposal described above in good faith with JLL to enable JLL to make counteroffers or proposals, including to amend the terms of the Merger Agreement (to the extent JLL wishes to do so); and

•

after complying with the previous two bullet points, the HFF Board determined in good faith (after consultation with HFF’s outside legal counsel and financial advisor and taking into account any such counteroffer or proposed amendment to the terms of the Merger Agreement) that such HFF acquisition proposal continues to constitute an HFF superior proposal and the failure to make an HFF adverse recommendation change and accept such HFF superior proposal would reasonably be expected to be inconsistent with the HFF Board’s fiduciary duties to HFF stockholders under applicable law.

However, if during the negotiation period described in the second bullet point above, any revisions are made to an HFF acquisition proposal and such revisions are material (it being understood and agreed by HFF and JLL that any change to consideration with respect to such proposal is material), HFF will deliver a new written notice to JLL and will comply with the requirements as described above with respect to the new notice of the HFF superior proposal. In the event that HFF receives an HFF acquisition proposal during the pendency of the Merger Agreement, HFF has agreed that JLL is permitted to propose to HFF one or more amendments to the Merger Agreement.

The Merger Agreement also provides that the HFF Board may make an HFF adverse recommendation change other than in circumstances involving or relating to an HFF superior proposal, but only in response to an HFF intervening event (as defined below) if the HFF Board determines in good faith (after consultation with HFF’s outside legal counsel) that failure to make an HFF adverse recommendation change would constitute a breach of its fiduciary duties to HFF stockholders under applicable law and that:

•	HFF has provided written notice to JLL describing the HFF intervening event and advising JLL that the HFF Board intends to take such action and specifying the reasons therefor in reasonable detail;

•

HFF has negotiated and caused its representatives to negotiate during the five business days following JLL’s receipt of the notice of the HFF intervening event in good faith with JLL regarding any revisions to the terms of the transactions contemplated by the Merger Agreement proposed by JLL in response to such HFF intervening event; and

•

at the end of such five business day period, the HFF Board determines in good faith, after consultation with HFF’s outside legal counsel (and taking into account any adjustment or modification of the terms of the Merger Agreement proposed by JLL) that the HFF intervening event continues to exist and that the failure to make an HFF adverse recommendation change would reasonably be expected to be inconsistent with the HFF Board’s fiduciary duties to HFF stockholders under applicable law.

An “HFF intervening event” means an event, fact, circumstance, development or occurrence that is material to HFF and its subsidiaries, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the HFF Board on the date of the Merger Agreement, which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known to or by the HFF Board prior to obtaining the HFF stockholder approval. However, if the HFF intervening event relates to an event, fact, circumstance, development or occurrence involving JLL or any of its subsidiaries, then such event, fact, circumstance, development or occurrence will not constitute an HFF intervening event unless it has a material adverse effect with respect to JLL, provided further that none of the following constitutes an “HFF intervening event” for purposes of the Merger Agreement: (i) the receipt, existence or terms of an HFF acquisition proposal or any inquiry or matter relating thereto or consequence thereof; (ii) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, the Merger Agreement; and (iii) changes in the market price or trading volume of the shares of HFF common stock or shares of JLL common stock (it being understood that the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been an HFF intervening event).

In addition, nothing in the Merger Agreement prohibits the HFF Board from taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act or making any disclosure to its stockholders if the HFF Board determines (after consultation with its outside counsel) that failure to do so would reasonably be expected to be inconsistent with the HFF Board’s fiduciary duties to HFF stockholders under applicable law, provided that neither HFF nor the HFF Board (or any committee thereof) will be permitted to recommend that HFF stockholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any HFF acquisition proposal), unless in each case, in connection therewith, the HFF Board effects an HFF adverse recommendation change in accordance with the requirements described above, and provided further that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) will be deemed to be an HFF adverse recommendation change unless the HFF Board expressly reaffirms the HFF recommendation and rejects any HFF acquisition proposal within three business days after such “stop, look and listen” communication.

Efforts to Complete the Merger

Subject to the terms and conditions of the Merger Agreement, JLL, Merger Sub, Merger LLC and HFF have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement and to not fail to take or cause to be taken any action that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, nothing in the Merger Agreement will obligate JLL, Merger Sub or Merger LLC and neither HFF nor any of its subsidiaries will, without the prior written consent of JLL, agree to any modification to or accommodation under any contract or pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by the Merger Agreement.

Each of JLL, Merger Sub, Merger LLC and HFF has agreed to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement within 15 business days from the date of the Merger Agreement and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other commercially reasonable actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act; (ii) if required, appropriate filings under any regulatory law as soon as reasonably practicable and (iii) any other necessary, proper or advisable registrations, filings and notices within 20 business days after the date of the Merger Agreement. Subject to applicable law and except as required by any governmental entity, neither JLL nor HFF will agree to extend any waiting period under the HSR Act without the prior written consent of the other party, provided that if JLL and HFF disagree as to whether to extend the period, JLL’s determination will control. Early termination of the waiting period under the HSR Act was granted on April 15, 2019.

Each of JLL, Merger Sub and Merger LLC, on the one hand, and HFF, on the other hand, will, in connection with certain efforts referenced above to obtain all requisite approvals and authorizations for the transactions contemplated by the Merger Agreement under the HSR Act or any other law and to make any other necessary, proper or advisable registrations, filings and notices, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any legal action or proceeding initiated by a private party, (ii) keep the other party reasonably informed on a prompt basis of any communication received by such party from, or given by such party to, the FTC, the Antitrust Division of the DOJ or any other governmental entity and of any communication received or given in connection with any legal action or proceeding by a private party, in each case regarding any of the transactions contemplated by the Merger Agreement and (iii) permit the other a reasonable opportunity to review any substantive written communication given by it to, and consult with each other in advance of any scheduled substantive meeting, discussion or conference with, the FTC, the DOJ or any other governmental entity or, in connection with any legal action or proceeding by a private party, with any other person, and, to the extent permitted by the FTC, the DOJ or such other applicable governmental entity or other person, as applicable, give the other the reasonable opportunity to attend and participate in such meetings and conferences.

JLL and HFF may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other side in connection with the foregoing as “Antitrust Counsel Only Material.” Such materials and the information contained therein will not be disclosed by outside counsel to employees, officers, directors or consultants of the recipient or any of its affiliates unless express permission is obtained in advance from the source of the materials (JLL or HFF, as the case may be) or its legal counsel. Each of JLL and HFF will cause its respective counsel regarding regulatory law to comply with the foregoing.

JLL agrees to, and will cause its affiliates to, use reasonable best efforts to take any and all actions necessary to avoid, eliminate, and resolve any and all impediments under any regulatory law or trade regulation law that may be asserted by any governmental entity or any other person with respect to the transactions contemplated by the Merger Agreement and to obtain all consents, approvals and waivers under any regulatory law that may be required by any governmental entity to enable the parties to close the transactions contemplated by the Merger Agreement as promptly as reasonably practicable, including, (i) proposing, negotiating, committing to, and/or effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, transfer, license, disposition or hold separate (through the establishment of a trust or otherwise) of such assets, properties, or businesses of JLL or its subsidiaries or affiliates or of the assets, properties or businesses to be acquired pursuant to the Merger Agreement as are required to be divested in order to avoid the entry of any decree, judgment, injunction (permanent or preliminary) or any other order that would make the transactions contemplated by the Merger Agreement unlawful or would otherwise materially delay or prevent the consummation of such transactions, (ii) terminating, modifying or assigning existing relationships, contracts or obligations of JLL or its subsidiaries or affiliates or those relating to any assets, properties or businesses to be acquired pursuant to the Merger Agreement, (iii) changing or modifying any course of conduct regarding future operations of JLL or its subsidiaries or affiliates or the assets, properties or businesses to be acquired pursuant to the Merger Agreement, or (iv) otherwise taking or committing to take any other action that would limit JLL’s or its subsidiaries’ or affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to the Merger Agreement. However, JLL is not obligated to take any action contemplated in clause (i) through (iv) above unless such action is expressly conditioned upon the closing of the transactions contemplated by the Merger Agreement and that in the event that any action contemplated in clause (i) through (iv) above would result in the parties resolving objections, if any, as may be asserted with respect to such transactions under any regulatory law and obtaining all consents under requisite regulatory laws that may be required by any governmental entity with competent jurisdiction, so as to enable the parties hereto to consummate such transactions, as between HFF and JLL, JLL is entitled to make the final determination as to which of such actions to pursue so long as such determination otherwise complies with the terms of the Merger Agreement.

In addition, if any action or proceeding is instituted (or threatened) challenging the transactions contemplated by the Merger Agreement as violating any regulatory law or if any decree, order, judgment or injunction (whether temporary, preliminary or permanent) is entered, enforced or attempted to be entered or enforced by any governmental entity that would make the transactions contemplated by the Merger Agreement illegal or otherwise delay or prohibit the consummation of such transactions, JLL and its affiliates and subsidiaries will take any and all actions to contest and defend any such claim, cause of action or proceeding to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded or terminated, any decree, order, judgment or injunction (whether temporary, preliminary, or permanent) that prohibits, prevents, or restricts consummation of such transactions.

Notwithstanding anything to the contrary contained above or in the Merger Agreement, JLL and its affiliates will not be required to take any action that, individually or in the aggregate, are materially detrimental to the benefits of the transactions contemplated by the Merger Agreement to JLL and its subsidiaries.

Conduct of Business Pending the Merger

Restrictions on HFF’s Interim Operations

HFF has agreed that, except with the prior written consent of JLL (which consent will not be unreasonably withheld, conditioned or delayed), and except as expressly required or permitted by the Merger Agreement or required by law, prior to the effective time, HFF will, and will cause each of its subsidiaries to, use reasonable best efforts to conduct its business and the business of its subsidiaries in the ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use, and cause each of its subsidiaries to use, reasonable best efforts to preserve substantially intact the business organization of HFF and its subsidiaries, maintain all material permits of HFF and its subsidiaries, keep available the services of the current officers and employees of HFF and its subsidiaries and preserve intact the goodwill and ongoing business relationships with customers, suppliers, licensors, licensees, governmental entities, creditors and others having business dealings with them.

HFF has further agreed not to take certain actions prior to the closing without the written consent of JLL (which consent will not be unreasonably withheld, conditioned or delayed), subject to certain delineated exceptions included in the disclosure letter delivered to JLL by HFF in connection with the Merger, unless such matters are expressly required or permitted by the Merger Agreement or required by law. In particular, subject to the above exceptions, HFF will not, and will not permit any of its subsidiaries to:

•	amend or permit the adoption of any amendment to the articles of incorporation or bylaws (or equivalent organizational documents) of HFF or any of its subsidiaries;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•

other than certain grants to directors of HFF and employees of HFF and its subsidiaries hired on or after the date of the Merger Agreement, issue, grant, deliver, sell, pledge, dispose of or encumber (i) shares of capital stock, (ii) voting debt or other voting securities of HFF, (iii) stock equivalents of HFF, (iv) any equity or equity-based compensation awards under any HFF stock plan or similar plan, policy, program, practice, arrangement or agreement or (v) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, HFF or any of its subsidiaries, other than the issuance of shares of HFF common stock upon the exercise of HFF stock options or the settlement of HFF RSUs, in each case, outstanding as of the close of business in New York City on March 14, 2019 or permitted to be granted under this clause and in accordance with their terms under the HFF stock plans as of the date of the Merger Agreement;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, equity interests, property or otherwise, with respect to any of its capital stock or other equity interests, other than any dividend or distribution by any of its subsidiaries to HFF or to another wholly owned subsidiary of HFF;

•	otherwise manage its working capital in a manner other than in the ordinary course of business;

•

enter into any interest rate, derivatives or hedging transaction (including with respect to commodities) other than in the ordinary course of business in accordance with the HFF hedging policy made available to JLL;

•

adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests (except in connection with cashless exercise, settlement or similar transactions (including withholding of taxes) pursuant to the exercise of HFF stock options, the settlement of HFF RSUs or the vesting of or elections under Code Section 83(b) relating to restricted shares of HFF common stock outstanding as of the close of business in New York City on March 14, 2019 or permitted to be granted in accordance with the Merger Agreement), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of HFF’s capital stock or other securities or the capital stock or other securities of one of its subsidiaries;

•

make or agree to make any new capital commitments or capital expenditures, other than (i) capital commitments or capital expenditures in an aggregate amount not in excess of HFF’s budget for capital expenditures that has been made available to JLL prior to the date of the Merger Agreement or (ii) other capital expenditures that are not in excess of $100,000 in the aggregate;

•

(i) acquire (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) any corporation, partnership or other business organization or business or division thereof or a material portion of the assets thereof or (ii) sell, lease, exchange, mortgage, pledge, transfer, subject to any lien (other than permitted liens) or otherwise dispose of (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets other than sales or dispositions of obsolete assets not used in the business of HFF or its subsidiaries or grants of permitted liens;

•	enter into any material joint venture or similar partnership arrangement;

•

enter into any transactions, agreements, arrangements or understandings with any affiliate or other person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

•

(i) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business consistent with past practice), or guarantee any such indebtedness of any third party, issue or sell any debt securities, options, calls, warrants or other rights to acquire any debt securities of HFF or any of its subsidiaries, guarantee any debt securities of any third party, enter into any “keep well” or other agreement to maintain any financial statement condition of any third party or enter into any arrangement having the economic effect of any of the foregoing, or amend, modify or refinance any such indebtedness or (ii) make any loans, advances or capital contributions to, or investments in, any other person (other than any of HFF or its subsidiaries or certain advances or draws in the ordinary course of business consistent with past practice to employees of HFF or its subsidiaries);

•

except to the extent required by applicable law or the terms of any HFF employee benefit plan, and except as expressly contemplated or permitted by the Merger Agreement, (i) change the compensation or benefits of any current or former officer, director, employee, key employee or individual consultant of HFF or any of its subsidiaries other than, as set forth in the disclosure letter delivered to JLL by HFF and otherwise in the ordinary course of business consistent with past practice, with respect to employees who are not key employees (but excluding any severance, retention or change in control benefits), (ii) establish, enter into, amend, terminate or adopt any HFF employee benefit plan (or any plan, program, practice, policy, agreement or arrangement that would be an HFF employee benefit plan if in effect as of the date of the Merger Agreement) other than offer letters entered into or amended with respect to new hires or employee promotions, in each case, to fill vacancies that are consistent with past practice and arrangements with similarly situated employees (but not severance, change in control or retention agreements), (iii) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock-based compensation other than provided for by the Merger Agreement, (iv) hire or engage the employment or services of any officer, individual consultant or director of HFF or any of its subsidiaries, other than hires or engagements to fill vacancies of employees who are not Restricted Employees (as defined in the Merger Agreement) (and provided that the individual so hired would not meet the requirements to be considered a Restricted Employee), (v) terminate the employment or services of, other than terminations in the ordinary course of business consistent with past practice or terminations for “cause” consistent with any contract requirements (if any, and provided, that HFF and its subsidiaries will consult with JLL and take under consideration JLL’s input and advice with respect to any termination of any key employee), or modify the contractual relationship of, any (A) key employee, (B) Restricted Employee or (C) other officer or director of HFF or any of its subsidiaries;

•

(i) implement or adopt any change in its policies or methods of accounting, except to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto, (ii) change its fiscal year or (iii) make any material change in internal accounting controls or disclosure controls and procedures;

•

(i) fail to file any material tax return when due (after giving effect to any properly obtained extensions of time in which to make such filings) or (ii) except to the extent otherwise required by law and in the ordinary course of business consistent with past practice, make or change any material tax election, change any tax accounting period for purposes of a material tax or material method of tax accounting, file any material amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with respect to any material tax or surrender any right to claim a material tax refund;

•

(i) pay, discharge, waive, settle, compromise, release or satisfy any claim, liability or obligation that is not a legal action or proceeding, other than payment, discharge, waiver, settlement, release or satisfaction in the ordinary course of business consistent with past practice and other than the satisfaction or performance of HFF and its subsidiaries of their respective obligations in accordance with the applicable terms thereof under contracts in effect on the date of the Merger Agreement and contracts permitted under the Merger Agreement to be entered into on or following the date of the Merger Agreement or (ii) other than in connection with the ordinary course of business consistent with past practice, accelerate, discount, factor, reduce, sell (for less than its face value or otherwise), transfer, assign or otherwise dispose of, in full or in part, any accounts receivable owed to HFF or any of its subsidiaries, with or without recourse, including any rights or claims associated therewith;

•

commence or settle, compromise or otherwise resolve any material legal action or proceeding (i) outside the ordinary course of business consistent with past practice, (ii) as would result in any liability in excess of the amount reserved therefor or reflected on the balance sheet of HFF as of December 31, 2018 or (iii) to the extent such litigation or other legal proceeding (A) involves any injunction or material non-monetary relief on HFF or any of its subsidiaries, does not provide for a complete release of HFF or its subsidiaries of all claims or provides for any admission of liability by HFF or any of its subsidiaries;

•

other than non-exclusive licenses or sublicenses to end users, distributors and resellers in the ordinary course of business, enter into any agreement, arrangement or commitment to grant a license or sublicense of any material intellectual property of HFF;

•	transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material intellectual property of HFF;

•

(i) enter into, amend, renew or modify any material contract of HFF or contract that would be a material contract of HFF if in effect on the date of the Merger Agreement (other than any customer contract which is entered into in the ordinary course of business consistent with past practice or contract that can be terminated by HFF or any its subsidiaries without liability to HFF or such subsidiary on 30 days’ prior written notice) or (ii) consent to the termination of (other than expiration in accordance with its terms) any material contract of HFF or contract permitted to be entered into under the Merger Agreement that would be a material contract of HFF if in effect on the date of the Merger Agreement, or (iii) amend, waive, modify or fail to enforce its material rights under any material contract of HFF or contract permitted to be entered into under the Merger Agreement that would be a material contract of HFF if in effect on the date of the Merger Agreement;

•

waive, extend, renew or enter into any non-compete, most favored nation, exclusivity, non-solicitation or similar contract that would materially restrict or limit the freedom of HFF or any of its subsidiaries in conducting their operations or business, as the case may be, or any of their respective subsidiaries or affiliates (whether before or after the closing);

•	effectuate a “plant closing” or “mass layoff,” as those terms are defined under the Workers Adjustment and Retraining Notification Act;

•

(i) enter into any new line of business or (ii) conduct a line of business of HFF and its subsidiaries in any geographic area where they have never conducted business prior to the date of the Merger Agreement;

•

enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any labor union, labor organization, works council or representative body of employees of HFF or any of its subsidiaries employees, or enter into negotiations regarding any such agreement;

•

cancel any material insurance policies or fail to renew any material insurance policies upon expiration on substantially the same terms as those in place on the date of the Merger Agreement, to the extent insurance policies on such terms are available on commercially reasonable terms;

•	other than in the ordinary course of business consistent with past practice, purchase any new mortgage servicing rights or sell any mortgage servicing rights; or

•	agree to, authorize or enter into any contract obligating it to take any of the foregoing actions.

Restrictions on JLL’s Interim Operations

JLL has agreed not to take certain actions prior to the effective time, without the written consent of HFF, to certain delineated exceptions included in the disclosure letter delivered to HFF by JLL in connection with the Merger, unless the actions are expressly required or permitted by the Merger Agreement. In particular, subject to the above exceptions, JLL will not, and will not permit any of its subsidiaries to:

•

amend or permit the adoption of any amendment to the charter or bylaws of HFF in a manner that would affect the holders of shares of HFF common stock whose shares may be converted into shares of JLL common stock at the effective time in a manner different than holders of shares of JLL common stock prior to the effective time;

•

issue, grant, deliver, sell, pledge, dispose of or encumber any shares of capital stock or securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, JLL, other than the issuance of shares of JLL common stock excercisable for or convertible into shares of JLL common stock, in each case, pursuant to a JLL stock plan or the JLL ESPPs (as defined in the Merger Agreement); or

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests, other than (i) any dividend or distribution by any of its subsidiaries to JLL or to another wholly owned subsidiary of JLL or (ii) regular semi-annual dividends with record and payment dates in accordance with JLL’s customary dividend schedule.

Restrictions on Merger Sub’s and Merger LLC’s Interim Operations

Prior to the effective time, each of Merger Sub and Merger LLC has agreed to not engage in any activities of any nature except as provided in or contemplated by the Merger Agreement.

Employee Benefit Matters

For two years following the closing date, JLL will, or will cause its subsidiaries to, provide each employee of HFF and its subsidiaries who remains in the employment of JLL and its subsidiaries during such period (each, a “continuing employee”) with (i) the base salary or hourly wage rate and aggregate incentive compensation opportunities that are, in each case, not less than those provided to such continuing employee as of immediately prior to the closing date and (ii) employee benefits including severance (other than those included in clause (i)) that are substantially comparable, in the aggregate, to the employee benefits (other than those included in clause (i)) provided to similarly situated employees of JLL and its subsidiaries.

Following the effective time, JLL has agreed to use reasonable best efforts to ensure that each continuing employee is provided full credit for prior service with HFF and its subsidiaries to the extent such service would be recognized if it had been performed as an employee of JLL or any of its subsidiaries for purposes of (i) eligibility and vesting under any JLL employee benefit plans but not for benefit accrual purposes under any defined benefit plan of JLL or any of its subsidiaries or for purposes of determining retirement eligibility under any equity or equity-based award granted in connection with the transactions contemplated by the Merger Agreement and (ii) unless covered under another arrangement with or of JLL, or the surviving companies in the Merger, determination of benefit levels under any JLL employee plan or policy of general application in each case relating to paid time off or severance, in either case, for which the continuing employees are otherwise eligible and in which the continuing employees are offered participation, but except where such credit would result in a duplication of benefits. No continuing employee will be retroactively eligible for any JLL employee plan, including any such JLL employee plan that was frozen prior to the effective time. HFF is required to provide JLL or its designee all information reasonably requested to allow JLL to comply with the foregoing obligations.

If the continuing employees participate in any JLL employee benefit plan that provides medical, dental, vision or prescription drug benefits, JLL has agreed to use commercially reasonable efforts (or will use commercially reasonable efforts to cause one of its affiliates, including, following the closing, HFF) to (i) cause there to be waived any pre-existing condition, actively at work, waiting period and similar requirements and (ii) cause the JLL employee benefit plans to honor any expenses incurred by the continuing employees and their eligible dependents under any corresponding HFF employee benefit plan during the portion of the calendar year up to the date that coverage under an HFF employee benefit plan is replaced with coverage under such JLL employee benefit plan for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses. HFF is required to provide JLL or its designee all information reasonably requested to allow JLL to comply with the foregoing obligations.

HFF and JLL have agreed to use commercially reasonable efforts to adopt, effective as of the closing, compensation plans or arrangements for each continuing employee who is eligible to participate in the Holliday Fenoglio Fowler, L.P. Second Amended and Restated Profit Participation Bonus Plan, the HFF Securities, L.P. Second Amended and Restated Profit Participation Plan, the HFF, Inc. Firm Profit Participation Bonus Plan or the HFF, Inc. Executive Bonus Plan (collectively, the “profit participation plans”) immediately prior to the closing that provide incentive compensation opportunities following the closing date that are on substantially the same terms (including eligibility to participate, calculation of the applicable bonus pool and time at which distributions are made) as existed immediately prior to the closing date under such profit participation plans. JLL and HFF agree that (i) the plans under which the foregoing incentive compensation opportunities will be provided will include administrative and governance provisions which are consistent with the administrative and governance provisions contained in similar plans maintained by JLL and its subsidiaries, (ii) the form in which such incentive compensation opportunities will be paid to continuing employees will be JLL RSUs or cash (each of which may or may not be subject to deferral, as determined by JLL) or a combination of the foregoing, at JLL’s discretion, and (iii) the terms of such plans, including the applicable performance measures and calculation thereof (including, for the avoidance of doubt, the calculation of “margin” and allocations of “overhead” expenses), will be adjusted as JLL and HFF mutually determine in good faith is appropriate in order to, as appropriate, reflect the combination of the applicable businesses of JLL and HFF and to prevent the inequitable dilution or enlargement of the intended incentive compensation opportunities (including to take into account the effect of the transactions contemplated by the Merger Agreement and that HFF will be a subsidiary of JLL and the increased size of the combined organization). In addition, JLL agrees to adopt a policy pursuant to which it will make annual grants of equity or equity-based compensation awards to continuing employees in aggregate amounts of up to $10,000,000; provided that the JLL Board or its delegate shall have sole discretion to determine the aggregate amount of the awards, the recipients thereof and the terms of such awards.

HFF has agreed to take (or cause to be taken) all actions necessary or appropriate to terminate, effective on the closing date (and contingent upon the closing), any HFF employee benefit plan set forth on the disclosure letter delivered to JLL by HFF effective as of the date set forth therein, unless JLL, in its sole and absolute discretion, agrees to sponsor and maintain any such HFF employee benefit plan by providing HFF with written notice of such election at least ten days before the effective time. Unless JLL so provides such notice, HFF will deliver to JLL, prior to the closing, evidence that the HFF Board has validly adopted resolutions to terminate such scheduled HFF employee benefit plans (the form and substance of which resolutions will be subject to review and approval of JLL, which approval shall not be unreasonably withheld, conditioned or delayed), and taken all other actions necessary to terminate such HFF employee benefit plans, effective no later than the date immediately preceding the closing date.

HFF will provide prompt written notice to JLL of any key employee, and any other employee of HFF or its subsidiaries with annual base compensation, services fees or any bonus opportunities collectively greater than

$1,000,000, who delivers written notice, or, to the knowledge of HFF, communicates, to HFF or any of its subsidiaries at any time prior to the effective time that he or she intends to resign or retire as a result of or in connection with the transactions contemplated by the Merger Agreement.

Board of Directors of JLL After the Merger

Prior to the effective time, JLL has agreed to take all actions necessary such that, as of the effective time, the JLL Board will include Deborah McAneny (or, if she is not able or willing to serve, such other individual who, as of the date of the Merger Agreement, is a member of the HFF Board and is mutually agreed to by JLL and HFF), provided that any such selection will be subject to approval by the Nominating and Governance Committee of the JLL Board (such approval not to be unreasonably withheld, conditioned or delayed).

Information about the current JLL directors and executive officers can be found in the documents listed in the section entitled “Where You Can Find More Information” beginning on page 230.

Financing

Prior to the closing date, HFF has agreed to provide to JLL and Merger Sub, and has agreed to cause each of its subsidiaries to, use its reasonable best efforts to provide, and will cause its respective representatives, including legal and accounting, to provide, in each case at JLL’s sole expense and on a timely basis, all cooperation reasonably requested by JLL that is necessary, proper or advisable in connection with the arrangement of any financing of JLL or any of its subsidiaries undertaken for the purpose of funding the Merger (the “Available Financing”). Such cooperation will include, but not be limited to:

•

furnishing JLL and Merger Sub, as promptly as reasonably practicable following JLL’s request, with such pertinent and customary information, other than financial information, regarding HFF and its subsidiaries as may be reasonably requested in writing by JLL and (i) necessary to obtain the Available Financing or (ii) as is customary for the arrangement or marketing of the Available Financing (including information to be used in the preparation of one or more information packages regarding the business and operations of HFF and its subsidiaries);

•

furnishing all financial statements and other financial data and financial information of the HFF and its subsidiaries, including as is necessary to enable JLL to prepare any required pro forma financial statements, that is, in either case, reasonably requested in writing by JLL and necessary to obtain the Available Financing (the information, financial statements and other financial data and financial information referred to in clause “(i)” immediately above and this section shall mean the “Required Information”);

•

participating in a reasonable number of meetings (including one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and purchasers of, the Available Financing and senior management, with appropriate seniority and expertise, of HFF), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Available Financing;

•	assisting with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Available Financing;

•	using commercially reasonable efforts to obtain surveys and title insurance reasonably requested by JLL;

•

taking all corporate actions, subject to the occurrence of the effective time, reasonably requested by JLL to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the surviving corporation or the surviving company in the Merger, as applicable, immediately after the effective time;

•

executing and delivering any pledge and security documents (subject to occurrence of the effective time) and legal opinions, closing certificates and documents as may be reasonably requested by JLL (including delivery of a solvency certificate of the chief financial officer of HFF and insurance certificates with customary endorsements);

•	using commercially reasonable efforts to cause accountants to consent to the use of their reports in any material relating to the Available Financing;

•

assisting in (i) the negotiation, preparation and execution of one or more credit agreements, indentures, purchase agreements, currency or interest hedging agreements and/or (ii) the amendment of HFF’s or any of its subsidiaries’ currency or interest hedging agreements, in each case, on terms that are reasonably requested by JLL in connection with the Available Financing; provided, that no obligation of HFF or any of its subsidiaries under any such agreements or amendments shall be effective until the effective time;

•

providing customary authorization letters to lenders on the Available Financing and their and their respective affiliates’ former, current or future general or limited partners, stockholders, managers, members, officers, directors, employees and representatives and their successors and assigns, including any parties to any joinder agreements or credit agreements relating thereto (the “financing sources”);

•	using commercially reasonable efforts to cooperate with financing sources in their efforts to benefit from the existing lending relationships of HFF and its subsidiaries;

•	permitting any cash and marketable securities of HFF or its subsidiaries to be made available to JLL and/or Merger Sub at the effective time;

•

using reasonable best efforts to obtain a public corporate family rating of HFF from Moody’s Investor Services, a public corporate credit rating of HFF from Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation and a public credit rating for each of the debt facilities (other than any “asset-based” credit facility) and debt securities from each of such rating agencies;

•	as soon as practicable, furnishing written notice to JLL if HFF will have knowledge that the required information ceases to be compliant; and

•

provide to the financing sources, at least three business days prior to the closing date, all documentation and other information with respect to HFF and its subsidiaries that is required by regulatory authorities under the applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, and is requested by JLL or the financing sources at least ten business days prior to the closing date.

Notwithstanding the foregoing, (i) no obligation of HFF or any of its subsidiaries under any agreement, certificate, document or instrument (other than the authorization letters referred to above) will be effective until the effective time, (ii) none of HFF or its subsidiaries nor their respective representatives will be required to pay any commitment or other fee or incur any other liability in connection with the Available Financing prior to the effective time, and (iii) any requested cooperation provided for in the Merger Agreement will not unreasonably interfere with the ongoing operations of HFF and its subsidiaries.

HFF has consented the use of its and its subsidiaries’ logos in connection with the Available Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage HFF or any of its subsidiaries or the reputation or goodwill of HFF or any of its subsidiaries. JLL will promptly, upon request by HFF, reimburse HFF for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by HFF or any its subsidiaries in connection with their cooperation contemplated by the Merger Agreement and will indemnify and hold harmless HFF and its subsidiaries and their respective representatives from and against any and all losses, claims, damages, liabilities, fees, costs and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement suffered or incurred by any of them in connection with the arrangement of the

Available Financing and any information used in connection therewith, except to the extent such losses arise out of or result from the gross negligence, fraud or willful misconduct by HFF or any of its subsidiaries or their respective representatives, as determined by a final, non-appealable judgment of a court of competent jurisdiction.

Other Covenants and Agreements

JLL and HFF have agreed to take certain additional actions pursuant to the Merger Agreement. In particular, JLL and HFF have agreed to:

•	prepare this proxy statement/prospectus;

•	subject to certain exceptions, provide each other with reasonable access to information;

•

prior to the effective time, take all such steps as may be required or reasonably appropriate to cause any dispositions of shares of HFF common stock (including derivative securities with respect to HFF common stock) or acquisitions of JLL common stock (including derivative securities with respect to JLL common stock) resulting from the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to HFF or who will become subject to such reporting requirements with respect to JLL, to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•

if any takeover law is or becomes applicable to the Merger Agreement, have each of JLL, Merger Sub, Merger LLC and HFF and their respective boards of directors (or other governing bodies) grant all such approvals and take all such actions as are reasonably necessary or appropriate so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act reasonably to eliminate or minimize the effects of such takeover law on such transactions;

•

have HFF (i) promptly advise JLL orally and in writing of any legal action or proceeding commenced after the date of the Merger Agreement against HFF or any of its subsidiaries or any of its directors or officers by any stockholder of HFF arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement, (ii) keep JLL reasonably informed regarding any such legal action or proceeding, (iii) give JLL the opportunity to participate in the defense or settlement of any such legal action or proceeding, (iv) give due consideration to JLL’s advice with respect to such stockholder legal action, and (vi) not settle or offer to settle any such legal action or proceeding without the prior written consent of JLL (not to be unreasonably withheld, conditioned or delayed);

•	subject to certain exceptions, abide by certain restrictions regarding public statements and disclosures concerning the Merger Agreement and the transactions contemplated by the Merger Agreement; and

•	have JLL use reasonable best efforts to cause the shares of JLL common stock prior to the effective time to be approved for listing on the NYSE, subject to official notice of issuance.

Director and Officer Indemnification

JLL, Merger Sub and Merger LLC have agreed that all rights to exculpation, indemnification or advancement of expenses arising from, relating to or otherwise in respect of, acts or omissions occurring prior to the effective time existing as of the date of the Merger Agreement in favor of the current (as of the date of the Merger Agreement) or former directors or officers of HFF and its subsidiaries as provided in their respective certificates of incorporation, bylaws or other comparable organizational documents will survive the Merger and the Subsequent Merger and will continue in full force and effect in accordance with their terms.

JLL has also agreed that it will cause the surviving company to, and the surviving company will, for a period of no less than six years following the effective time, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the certificate of incorporation and bylaws or similar organization documents of HFF and its subsidiaries in effect as of the date of the Merger Agreement or in any indemnification agreements of HFF or its subsidiaries with any of their respective directors, officers or employees in effect as of the date of the Merger Agreement, and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the effective time were current or former directors, officers or employees of HFF or its subsidiaries, provided that all rights to exculpation, indemnification and advancement of expenses in respect of any legal action or proceeding pending or asserted or any claim made within such period will continue until the final disposition of such legal action or proceeding.

Each of JLL and the surviving company will, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing and costs of defense to) each current (as of the date of the Merger Agreement) and former director or officer of HFF or any of its subsidiaries, in each case against any losses, claims, damages, liabilities, fees, costs and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement in connection with any actual or threatened legal action or proceeding, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with the fact that such person is or was an officer, director or fiduciary of HFF or any of its subsidiaries at or prior to the effective time (provided that such person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable law, to repay such advances if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to indemnification for such expenses). No such person will settle, compromise or consent to the entry of any judgment in any threatened or actual legal action or proceeding for which indemnification could be sought by a person described above unless JLL consents in writing to such settlement, compromise or consent (which consent will not be unreasonably withheld, conditioned or delayed).

HFF is required to obtain, at or prior to the effective time, prepaid (or “tail”) directors’ and officers’ insurance and indemnification policies that provide coverage for events occurring prior to the effective time for an aggregate period of not less than six years from the effective time that are substantially similar (with respect to limits and deductibles) to HFF’s existing policy or, if such insurance coverage is unavailable, the best available similar coverage, so long as the annual premium for the insurance does not exceed 300% of the last annual premium that HFF paid prior to the date of the Merger Agreement. If the premium of such insurance exceeds the 300% limitation described above, JLL will cause to be maintained policies of such insurance which, in JLL’s good faith determination, provide the maximum coverage available with an annual premium equal to 300% of HFF’s current annual premium.

If JLL, the surviving company or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, JLL and the surviving company will ensure that such surviving corporation or entity or the transferees of such properties or assets assume the indemnification and insurance obligations described above.

The rights of each such person described above will be in addition to any rights such person may have under the certificate of incorporation or bylaws or other comparable organizational documents of HFF and its subsidiaries or under any agreement of any such person with HFF or any of its subsidiaries, in each case in effect as of the date of the Merger Agreement, or under applicable law. The rights described above will survive the closing in accordance with their terms and are intended to benefit, and will be enforceable by, each such person described above.

Termination of the Merger Agreement

Termination by JLL or HFF

The Merger Agreement may be terminated and the Merger and the Subsequent Merger may be abandoned prior to the effective time, whether before or after receipt of the HFF stockholder approval, by the mutual written consent of JLL and HFF. Also, either JLL or HFF may terminate the Merger Agreement at any time prior to the effective time if:

•

any court of competent jurisdiction or other government entity has issued, enacted, promulgated or entered a judgment, order, injunction, rule or decree, or taken any other action, that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated by the Merger Agreement and such judgment, order, injunction, rule or decree has become final and nonappealable (provided that the right to terminate the Merger Agreement for this reason will not be available to any party that has failed to comply with its obligations to contest or defend any claim, cause of action or proceeding before asserting the right to terminate, as described above in “—Efforts to Complete the Merger “ beginning on page 164;

•

the HFF stockholder approval was not obtained at the HFF stockholder meeting (including any adjournment or postponement thereof) (provided that HFF may not terminate the Merger Agreement for this reason if HFF has not complied with its obligations under the Merger Agreement with respect to not soliciting HFF acquisition proposals and the holding of the HFF stockholder meeting); or

•

the effective time has not occurred on or before December 19, 2019 (or, if extended pursuant to the Merger Agreement, June 19, 2020) (the “outside date”) (provided, that neither JLL nor HFF has the right to terminate the Merger Agreement for this reason if the failure to consummate the Merger by the outside date results from the material breach or failure to perform by JLL, Merger Sub or Merger LLC (in the case of termination by JLL) or HFF (in the case of termination by HFF) of any of its representations, warranties, covenants or agreements contained in the Merger Agreement).

Termination by JLL

JLL may terminate the Merger Agreement as follows:

•

if HFF breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the applicable conditions precedent to JLL’s obligation to complete the Merger and (ii) cannot be or has not been cured within the lesser of (A) 15 days after the giving by JLL of written notice to HFF of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (B) the number of days remaining until the outside date;

•

if, prior to obtaining the HFF stockholder approval, the HFF Board or any committee thereof has (i) effected or permitted an HFF adverse recommendation change (whether or not permitted to do so under the terms of the Merger Agreement), (ii) adopted, approved, endorsed, declared advisable or recommended to HFF stockholders an HFF acquisition proposal other than the Merger, (iii) failed to publicly reaffirm the HFF recommendation within three business days following receipt of a written request by JLL to provide such reaffirmation after an HFF acquisition proposal has been publicly disclosed or has become publicly known, (iv) failed to include in this proxy statement/prospectus the HFF recommendation or included in this proxy statement/prospectus any proposal to vote upon or consider any HFF acquisition proposal other than the Merger or (v) failed to recommend against a competing tender offer or exchange offer for 10% or more of the outstanding capital stock of HFF within ten business days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); or

•	if HFF materially breaches its obligations with respect to not soliciting HFF acquisition proposals.

Termination by HFF

HFF may terminate the Merger Agreement as follows:

•	if, JLL, Merger Sub or Merger LLC breaches or fails to perform in any material respect any of its respective representations, warranties, covenants or agreements contained in the Merger Agreement,

which breach or failure to perform (i) would give rise to the failure of the applicable conditions precedent to HFF’s obligation to complete the Merger and (ii) cannot be or has not been cured within the lesser of (A) 15 days after the giving by HFF of written notice to JLL of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (B) the number of days remaining until the outside date; or

•

if, prior to obtaining the HFF stockholder approval, HFF terminates the Merger Agreement in order to enter into a definitive agreement to effect an HFF superior proposal, so long as HFF has complied with its obligations with respect to not soliciting HFF acquisition proposals and enters into such definitive agreement concurrently with the termination of the Merger Agreement, and pays the termination fee in accordance with the procedures and time periods described below.

Effect of Termination

If the Merger Agreement is terminated as described above, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of JLL, Merger Sub, Merger LLC or HFF (except for provisions relating to access to information, confidentiality, public announcements, expenses, payment of termination fees and expenses, the provision relating to effects of termination, amendments and supplements, extensions of time and waivers and certain other miscellaneous provisions), provided that in the event of the willful breach of the Merger Agreement or fraud, the non-breaching party will be entitled to recover from the other party any and all damages (not limited to reimbursement of expenses or out-of-pocket costs and may include the benefit of the bargain lost by such party or a party’s stockholders which losses, to the extent proven, will be deemed in such event to be damages of such party). The parties agree that the termination of the Merger Agreement will not affect the obligations of the parties under the confidentiality agreement.

Reimbursement of Fees and Expenses

If an HFF competing proposal (as defined below) has been publicly disclosed or made known to HFF prior to termination and the Merger Agreement is subsequently terminated by JLL or HFF due to the occurrence of a triggering event as described in the third bullet point above under “—Termination of the Merger Agreement—Termination by JLL or HFF” beginning on page 175, or by JLL due to the occurrence of a triggering event as described in the first bullet point above under “—Termination of the Merger Agreement—Termination by JLL” beginning on page 176, or if an HFF competing proposal has been publicly announced prior to the HFF stockholder meeting, and the Merger Agreement is terminated by JLL or HFF due to the occurrence of a triggering event as described in the second bullet point above under “—Termination of the Merger Agreement—Termination by JLL or HFF” beginning on page 175, then if, concurrently with or within 12 months after the date of any such termination, HFF or any of its subsidiaries enters into a definitive agreement with respect to any HFF competing proposal or any HFF competing proposal is consummated, HFF will pay to JLL or its designee by wire transfer of same day funds to the account or accounts designated by JLL or such designee the termination fee (as defined below) concurrently with the consummation of such HFF competing proposal.

If the Merger Agreement is terminated by (i) HFF or JLL due to the occurrence of a triggering event as described in the first bullet point above under “—Termination of the Merger Agreement—Termination by JLL or HFF” beginning on page 175 as a result of a judgment, order, injunction, rule or decree, or other legal restraint or prohibition arising under applicable regulatory law and as of the date of such termination, all of the applicable conditions precedent to the closing have been satisfied or waived at such time (other than (A)(1) the requisite regulatory approvals and (2) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the closing, if under such legal restraint or prohibition arises under applicable regulatory law, and (B) those conditions that by their nature may only be satisfied at the closing or on the closing date, provided that such conditions are capable of being satisfied prior to the outside date) or (ii) by HFF or JLL due to the occurrence of a triggering event as described in the third bullet point above under “—Termination of the Merger Agreement—

Termination by JLL or HFF” beginning on page 175 and, as of the date of such termination, all of the applicable conditions precedent to the closing have been satisfied or waived at such time (other than (A)(1) the requisite regulatory approvals and (2) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the closing, if under such legal restraint or prohibition arises under applicable regulatory law, and (B) those conditions that by their nature may only be satisfied at the closing or on the closing date, provided that such conditions would be satisfied if the closing and the closing date had occurred on the date of such termination), JLL will pay to HFF or its designee by wire transfer of same day funds to the account or accounts designated by HFF or such designee $75,000,000 (the “JLL termination fee”) within two business days after such termination.

HFF has also agreed to pay JLL the termination fee if:

•

JLL terminates the Merger Agreement due to the occurrence of a triggering event as described in the first or third bullet above under “—Termination of the Merger Agreement—Termination by JLL” beginning on page 176 (such payment to be made to JLL or its designee by wire transfer of same day funds to the account or accounts designated by JLL or such designee within two business days after such termination); and

•

HFF terminates the Merger Agreement due to an HFF superior proposal and enters into a definitive agreement as described in the second bullet above under “—Termination of the Merger Agreement—Termination by HFF” beginning on page 176 (such payment to be made to JLL or its designee by wire transfer of same day funds to the account or accounts designated by JLL or such designee prior to, and as a condition to, such termination).

For purposes of the foregoing summary of termination fees payable:

“HFF competing proposal” will have the same meaning as HFF acquisition proposal except that all references to “15%” therein are changed to “50%” and all references to “85%” therein are changed to “60%;”

“Qualified Bidder” means a person that has made an unsolicited bona fide written HFF acquisition proposal at or prior to 11:59 p.m., Chicago time on May 2, 2019 (the “Tier 1 Fee Deadline”) that satisfied both of the following: (i) the HFF Board, prior to the Tier 1 Fee Deadline, concluded in good faith (after consultation with its financial advisors and outside legal counsel) that such HFF acquisition proposal constitutes an HFF superior proposal and (ii) prior to the Tier 1 Fee Deadline the HFF Board validly delivered to JLL a notice of the HFF superior proposal in respect of such HFF acquisition proposal (such HFF acquisition proposal, a “qualified HFF acquisition proposal”) in accordance with HFF’s obligations under the Merger Agreement to deliver written notice to JLL of an HFF superior proposal. However, a person will cease to be a Qualified Bidder if at any time (A) it withdraws such qualified HFF acquisition proposal or (B) as a result of HFF’s compliance with HFF’s obligations under the Merger Agreement to deliver to JLL written notice of an HFF superior proposal, such qualified HFF acquisition proposal ceases to be an HFF superior proposal (the date of such occurrence, the “determination date”) and the Qualified Bidder does not submit to HFF a modified qualified HFF acquisition proposal that constitutes an HFF superior proposal by the date two days after the determination date,

“termination fee” means $54,000,000, except, that, in the event that the Merger Agreement is validly terminated (i) by JLL pursuant to and in accordance with the Merger Agreement in response to an HFF adverse recommendation change effected in accordance with the Merger Agreement as described in the second bullet above under “—Termination of the Merger Agreement—Termination by JLL” beginning on page 176, in respect of an HFF superior proposal that constitutes a qualified HFF acquisition proposal made by a Qualified Bidder, or (ii) HFF due to an HFF superior proposal and enters into a definitive agreement as described in the second bullet above under “—Termination of the Merger Agreement—Termination by HFF” beginning on page 176, and such HFF superior proposal constitutes a qualified HFF acquisition proposal with a Qualified Bidder, then the “termination fee” is $27,000,000.

Representations and Warranties

HFF, on the one hand, and JLL, Merger Sub and Merger LLC, on the other hand, have each made representations and warranties to each other in the Merger Agreement. The representations and warranties referenced below and included in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by disclosures not reflected in the Merger Agreement, were made for the purpose of allocating contractual risk between the parties to the Merger Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or stockholders and reports and documents filed with the SEC. Investors and stockholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of JLL, Merger Sub, Merger LLC or HFF or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in JLL’s or HFF’s public disclosures. The representations and warranties of each of the parties to the Merger Agreement will expire at the effective time.

Representations and Warranties of HFF

HFF has made representations and warranties in the Merger Agreement that are subject, in some cases, (i) to specified exceptions and qualifications in the disclosure letter delivered by HFF to JLL or (ii) to information contained in reports filed with or furnished to the SEC by HFF under the Exchange Act or the Securities Act and publicly available at least two business days prior to the date of the Merger Agreement (excluding all risk factors and forward-looking disclosures therein, other than specific factual information). Certain of the representations and warranties are also subject to knowledge, materiality or material adverse effect qualifications. The topics covered by its representations and warranties include the following:

•	HFF’s organization, standing and power;

•	subsidiaries of HFF;

•	the capital structure of HFF;

•	HFF’s authority to enter into, and subject to the HFF stockholder approval, consummate the transactions contemplated by the Merger Agreement;

•

(i) the absence of conflicts with, or violations of, laws, organizational documents or material contracts of HFF, (ii) result in any breach or violation of HFF employee benefit plan (including any award agreement thereunder) or (iii) result in the creation of any lien upon any of the material properties or assets of HFF and its subsidiaries (or any properties or assets of JLL or any of its subsidiaries, other than HFF and its subsidiaries, following the effective time) in each case as a result of HFF’s execution or delivery of the Merger Agreement or the performance by HFF of its covenants under, or the consummation by HFF of the transactions contemplated by, the Merger Agreement;

•	the governmental and regulatory approvals required to complete the Merger;

•	HFF’s SEC filings since January 1, 2017 and the financial statements contained in those filings;

•	the absence of any undisclosed liabilities;

•	the information supplied in this proxy statement/prospectus;

•	the absence of certain changes or events since December 31, 2018;

•	the absence of pending litigation and proceedings;

•	HFF’s and its subsidiaries’ (and certain of their respective affiliates’ and representatives’) compliance with laws and permits;

•	employee benefits matters;

•	labor matters;

•	environmental matters;

•	tax matters;

•	certain material contracts of HFF;

•	insurance matters;

•	HFF’s and its subsidiaries’ real property;

•	HFF’s and its subsidiaries’ intellectual property, including their software and information technology systems;

•	matters relating to HFF’s and its subsidiaries’ operations and activities with respect to mortgage loan origination and servicing and as a broker-dealer;

•	the absence of affiliate transactions;

•	the absence of financial advisor’s, broker’s or finder’s fees, other than those payable to Morgan Stanley, in connection with the transactions contemplated by the Merger Agreement;

•	the inapplicability of takeover laws to the Merger; and

•	the fairness opinion of Morgan Stanley.

Representations and Warranties of JLL

JLL, Merger Sub and Merger LLC have made representations and warranties in the Merger Agreement that are subject, in some cases, (i) to specified exceptions and qualifications in the disclosure letter delivered by JLL to HFF or (ii) to information contained in reports filed with or furnished to the SEC by JLL under the Exchange Act or the Securities Act and publicly available at least two business days prior to the date of the Merger Agreement (excluding all risk factors and forward-looking disclosures therein, other than specific factual information). Certain of the representations and warranties are also subject to knowledge, materiality or material adverse effect qualifications. The topics covered by its representations and warranties include the following:

•	their organization, standing and power;

•	subsidiaries of JLL;

•	the capital structure of JLL;

•	JLL’s, Merger Sub’s and Merger LLC’s authority to enter into and consummate the transactions contemplated by the Merger Agreement;

•

(i) the absence of conflicts with, or violations of, laws, organizational documents or material contracts of JLL, (ii) result in any breach or violation of any JLL stock plan or (iii) result in the creation of any lien upon any of the material properties or assets of JLL and its subsidiaries, in each case as a result of JLL’s, Merger Sub’s and Merger LLC’s execution or delivery of the Merger Agreement or the performance by JLL and Merger Sub of their respective covenants under, or the consummation by JLL, Merger Sub and Merger LLC of the transactions contemplated by, the Merger Agreement;

•	the governmental and regulatory approvals required to complete the Merger;

•	JLL’s SEC filings since January 1, 2017 and the financial statements contained in those filings;

•	the absence of any undisclosed liabilities;

•	the information supplied in this proxy statement/prospectus;

•	the absence of certain changes or events since December 31, 2018;

•	the absence of pending litigation and proceedings;

•	JLL’s and its subsidiaries’ compliance with laws and permits;

•	employee benefits matters;

•	labor matters;

•	tax matters;

•	JLL’s, Merger Sub’s and Merger LLC’s lack of ownership of HFF common stock;

•	JLL’s ownership of Merger Sub and Merger LLC and the operations of Merger Sub and Merger LLC;

•	JLL and Merger Sub having sufficient funds to consummate the Merger at the effective time; and

•	the absence of financial advisor’s, broker’s or finder’s fees, other than those payable to J.P. Morgan Securities LLC, in connection with the transactions contemplated by the Merger Agreement.

Expenses

Except (i) as provided above under “—Termination of the Merger Agreement—Termination by HFF” beginning on page 176 and “—Termination of the Merger Agreement—Termination by JLL” beginning on page 176, (ii) that all HSR Act all merger-related notification fees and expenses required by regulatory law will be paid by JLL, (iii) that all costs and expenses incurred in connection with the printing, filing and mailing of this proxy statement/prospectus and the Form S-4 (including the applicable SEC filing fees) will be divided equally between JLL and HFF and (iv) JLL will, or will cause the surviving company to, pay all charges and expenses of the exchange agent in connection with certain transactions contemplated in the Merger Agreement, each party is otherwise required to pay its own costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement.

Governing Law; Jurisdiction; Remedies; Waiver of Jury Trial

The Merger Agreement is governed by the internal laws of the State of Delaware without regard to the conflicts of laws principles that would cause the application of the laws of another jurisdiction. All legal actions or proceedings with respect to the Merger Agreement are to be brought and determined exclusively in the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware. Each of JLL, Merger Sub, Merger LLC and HFF are entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in the Delaware Court of Chancery, this being in addition to any other remedy to which such party is entitled at law or in equity and no party to the Merger Agreement will allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. However, in the event that JLL or HFF, or their respective designees, receives full payment of the termination fee or the JLL termination fee under the circumstances where a termination fee was payable, the receipt of the termination fee or the JLL termination fee will be the sole and exclusive remedy for any and all losses or damages suffered or incurred by the party to which such termination fee or JLL termination fee was payable under the Merger Agreement. Each of JLL, Merger Sub, Merger LLC and HFF has waived any requirement under any law to post security as a prerequisite to obtaining equitable relief. Each of JLL, Merger Sub, Merger LLC and HFF has waived its right to trial by jury in any action, proceeding or counterclaim arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement.

Amendments, Extensions and Waivers

Amendments

The Merger Agreement may be amended by JLL, Merger Sub, Merger LLC and HFF at any time prior to the effective time, except that any amendment after the HFF stockholder approval has been obtained which requires further approval or adoption by the stockholders of HFF may not be made without such further approval or adoption. All amendments to the Merger Agreement must be in writing signed by each party.

Extension of Time and Waivers

At any time prior to the effective time, any of JLL, Merger Sub, Merger LLC or HFF may, to the extent permitted by applicable law, whether before or after the HFF stockholder approval:

•	extend the time for the performance of any of the obligations or acts of any other party or parties to the Merger Agreement;

•	waive any inaccuracies in the representations and warranties of the other party or parties set forth in the Merger Agreement or any document delivered pursuant to the Merger Agreement; or

•	subject to applicable law, waive compliance with any of the agreements, covenants or conditions of the other party or parties contained in the Merger Agreement.

However, after the HFF stockholder approval has been obtained, no waiver may be made that pursuant to applicable law requires further approval or adoption by the HFF stockholders without such further approval or adoption. All extensions and waivers granted by a party to the Merger Agreement must be in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

HFF VOTING AGREEMENTS

In connection with the Merger Agreement, on March 18, 2019, certain persons, including all of the members of the HFF Board, the executive officers of HFF and certain additional employees, who collectively owned an aggregate of 2,814,186 shares of HFF common stock as of the close of business on the HFF record date, representing approximately 7.1% of the shares of HFF common stock outstanding as of that date, entered into the Voting Agreements, pursuant to which, among other things and subject to certain exceptions, each such person agreed to vote or cause to be voted any shares of HFF common stock of which such person is the beneficial or record owner (i) in favor of the adoption of the Merger Agreement and in favor of the Merger and the other transactions contemplated by the Merger Agreement, and (ii) against (A) approval of any proposal made in opposition to, in competition with, or would result in a breach of, the Merger Agreement or the Merger or any of the other transactions contemplated by the Merger Agreement, and (B) certain enumerated significant corporate transactions, including (A) any merger, consolidation, amalgamation, business combination, reorganization or recapitalization of or involving HFF or any of its subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of HFF or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of HFF or any of its subsidiaries, (D) any material change in the capitalization of HFF or any of its subsidiaries, or the corporate structure, certificate of incorporation or bylaws of HFF or any of its subsidiaries or (E) any action, proposal or agreement that would reasonably be expected to (x) result in a breach of any covenant, representation or warranty of HFF under the Merger Agreement or (y) prevent or materially delay or adversely affect the consummation of the Merger.

During the term of the Voting Agreements, each signing HFF stockholder is not permitted to, directly or indirectly, sell, pledge, encumber, exchange, assign, grant an option with respect to, transfer, tender or otherwise dispose of his or her shares of HFF common stock or any interest therein, among other things and subject to certain limited exceptions. Under the Voting Agreements, each signing HFF stockholder has waived and may not assert any appraisal rights or rights to dissent with respect to his or her shares of HFF common stock in connection with the Merger. During the term of the Voting Agreements, signing HFF stockholder is personally obligated to abide by the restrictions on solicitation set forth in the Merger Agreement. The Voting Agreements terminate on the earlier of (i) any termination of the Merger Agreement, (ii) the effective time and (iii) the termination of the Voting Agreement by mutual written consent of the parties.

The Voting Agreements are executed by each of the signing HFF stockholders in an individual capacity as a stockholder and do not limit or restrict such signatory thereto from acting in his or her capacity as a director, executive officer or employee. A copy of the form of Voting Agreement executed by all such signing HFF stockholders is attached as Annex B to this proxy statement/prospectus. The foregoing summary of the Voting Agreements is subject to, and qualified in its entirety by reference to, the full text of the form of the Voting Agreements attached as Annex B to this proxy statement/prospectus and incorporated herein by reference.

HFF STOCKHOLDER APPRAISAL AND DISSENTERS’ RIGHTS

In connection with the Merger, record holders of HFF common stock who comply with the requirements of Section 262 of the DGCL, which we refer to as “Section 262,” which is summarized below, will be entitled to appraisal rights if the Merger is completed. Under Section 262, holders of shares of HFF common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the Merger Consideration, to have the “fair value” of their shares at the effective time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to them in cash together with a fair rate of interest, if any, upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the surviving corporation in the Merger to each HFF stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). HFF is required to send a notice to that effect to each HFF stockholder as of the record date for notice of the HFF annual meeting not less than twenty (20) days prior to the HFF annual meeting. This proxy statement/prospectus constitutes that notice to you.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, the text of which is attached to this proxy statement/prospectus as Annex D.

HFF Stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions:

An HFF stockholder who desires to exercise appraisal rights must (i) not vote in favor of the Merger and (ii) deliver a written demand for appraisal of the HFF stockholder’s shares to HFF before the vote on the merger proposal at the HFF annual meeting. An executed proxy card that does not contain voting instructions will, unless revoked, be voted in favor of the merger proposal. Therefore, an HFF stockholder who submits a proxy and who wishes to exercise appraisal rights must mark “AGAINST” or “ABSTAIN” with respect to the merger proposal. HFF stockholders who wish to exercise their appraisal rights and hold shares in the name of a bank, broker, trust or other nominee must instruct their nominees to take the steps necessary to enable them to demand appraisal for their shares.

A demand for appraisal must be executed by or for the HFF stockholder of record and reasonably inform HFF of the identity of the HFF stockholder making the demand and that such HFF stockholder intends thereby to demand the appraisal of such stockholder’s shares of common stock. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for an HFF stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner. In addition, the HFF stockholder must continuously hold the shares of record from the date of making the demand through the effective time, and an HFF stockholder will not be entitled to appraisal rights for any shares that such HFF stockholder transfers prior to the effective time. Neither voting against the adoption of the merger proposal, nor abstaining from voting or failing to vote on the merger proposal, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger proposal.

A record owner, such as a bank, broker, trust or other nominee, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the proposal to adopt the merger proposal at the HFF annual meeting. A beneficial owner of shares held in “street name” who desires appraisal rights with respect to those shares should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any beneficial owner of shares desiring appraisal rights with respect to such shares should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform HFF of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

HFF stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to HFF. Such demands may be mailed or delivered to: HFF, Inc., One Victory Park, 2323 Victory Avenue, Suite 1200, Dallas, Texas 75219, Attention: Corporate Secretary. The written demand for appraisal should specify the HFF stockholder’s name and mailing address, the number of shares owned, and that the HFF stockholder is demanding appraisal of such HFF stockholder’s shares. The written demand must be received by HFF prior to the HFF annual meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the merger proposal will alone suffice to constitute a written demand for appraisal within the meaning of Section 262.

In addition, an HFF stockholder demanding appraisal for shares of HFF common stock must not vote such shares of common stock in favor of the merger proposal. An executed proxy card that does not contain voting instructions will, unless revoked, be voted in favor of the merger proposal. Therefore, an HFF stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger proposal or abstain from voting on the merger proposal.

Within one hundred twenty (120) days after the effective time, either the surviving corporation in the Merger or any HFF stockholder who has timely and properly demanded appraisal of such HFF stockholder’s shares and who has complied with the required conditions of Section 262 and is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all such HFF stockholders. Within one hundred twenty (120) days after the effective time, any HFF stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the merger proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten (10) days after a written request therefor has been received by the surviving corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the surviving corporation the statement described in this paragraph.

If a petition for an appraisal is timely filed by an HFF stockholder and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within twenty (20) days after such service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all HFF stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice of a hearing on the petition is provided to the surviving corporation and the HFF stockholders on the duly verified list as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those HFF stockholders who have complied with

Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the HFF stockholders who demanded appraisal for their shares to submit their stock certificates, if any, to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any HFF stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to the HFF stockholder.

If a petition for appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which HFF stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those HFF stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value (or, in certain circumstances described in the next paragraph, on the difference between the amount determined to be the fair value and the amount paid by the surviving corporation in the Merger to each HFF stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In DFC Global Corp. v. Muirfield Value Partners, L.P., the Delaware Supreme Court suggested that, based on the facts and circumstances of the case, a merger price determined in a robust, conflict-free sale process may be the best indicator of fair value.

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in this paragraph, interest from the effective time through the date of payment of the judgment is compounded quarterly and accrues at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each HFF stockholder entitled to appraisal an amount in cash (which will be treated as an advance against the payment due to such holder of HFF shares), in which case interest shall accrue thereafter as provided in this paragraph only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

HFF stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the Merger Consideration if they do not seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

The cost of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware

Court of Chancery deems equitable in the circumstances. Upon application of an HFF stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such HFF stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all HFF shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

From and after the effective time, no HFF stockholder who has demanded appraisal rights will be entitled to vote any shares subject thereto for any purpose or receive dividends or other distributions thereon (except dividends or other distributions payable to the HFF stockholders of record at a date prior to the effective time).

At any time within sixty (60) days after the effective time, any HFF stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party and has demanded appraisal will have the right to withdraw such HFF stockholder’s demand for appraisal and to accept the cash and shares of JLL common stock to which the HFF stockholder is entitled pursuant to the Merger Agreement by delivering to the surviving corporation a written withdrawal of the demand for appraisal. After this period, the HFF stockholder may withdraw such HFF stockholder’s demand for appraisal only with the written consent of the surviving corporation in the Merger. If no petition for appraisal is filed with the Delaware Court of Chancery within one hundred twenty (120) days after the effective time, HFF stockholders’ rights to appraisal will cease and all HFF stockholders will be entitled only to receive the cash and shares of JLL common stock as provided for in the Merger Agreement. Inasmuch as the parties to the Merger Agreement have no obligation to file such a petition, and have no present intention to do so, any HFF stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any HFF stockholder without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the foregoing does not affect the right of any HFF stockholder who had not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such HFF stockholder’s demand for appraisal and to accept the cash and shares of JLL common stock as provided for in the Merger Agreement within sixty (60) days after the effective date of the Merger as provided in the first sentence of this paragraph. If an HFF stockholder requests to withdraw a demand for appraisal later than 60 days after the effective date of the Merger, if either the surviving corporation in the Merger or, following the filing of a petition, the Delaware Court of Chancery does not approve the dismissal as to that HFF stockholder, the HFF stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the Merger Agreement.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, the text of which is attached hereto as Annex D. Failure to comply with all the procedures set forth in Section 262 will result in the loss of an HFF stockholder’s statutory appraisal rights.

INFORMATION ABOUT JLL, MERGER SUB AND MERGER LLC

JLL

JLL is a professional services firm that specializes in real estate and investment management. JLL was incorporated under the laws of the State of Maryland in 1997, with equity securities traded on the NYSE under the ticker symbol “JLL.” The principal executive offices of JLL are located at 200 East Randolph Drive, Chicago, Illinois 60601, and its telephone number is (312) 782-5800.

JLL delivers an array of services across four business segments. JLL manages its real estate services across three geographic business segments: (i) the Americas, (ii) EMEA, and (iii) Asia Pacific. Within real estate services, JLL provides a full range of leasing, capital markets, integrated property and facility management, project management, advisory, consulting, valuations and digital services locally, regionally and globally. The fourth business segment is LaSalle Investment Management, which is managed globally. JLL had approximately 90,000 employees supporting its operations as of December 31, 2018.

For additional information regarding JLL, please refer to its Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC and incorporated by reference into this proxy statement/prospectus, as well as JLL’s other filings with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 230.

Merger Sub

Merger Sub is a direct wholly owned subsidiary of JLL and was formed solely for the purpose of consummating the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. The principal executive offices of Merger Sub are located at 200 East Randolph Drive, Chicago, Illinois 60601, and its telephone number is (312)  782-5800.

Merger LLC

Merger LLC is a direct wholly owned subsidiary of JLL and was formed solely for the purpose of consummating the Subsequent Merger. Merger LLC has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. The principal executive offices of Merger LLC are located at 200 East Randolph Drive, Chicago, Illinois 60601, and its telephone number is (312) 782-5800.

INFORMATION ABOUT HFF

HFF is a provider of commercial real estate and capital markets services to both the consumers and providers of capital in the commercial real estate industry and one of the largest full-service commercial real estate financial intermediaries in the U.S. HFF was incorporated under the laws of the State of Delaware in November 2006. HFF’s common stock is traded on the NYSE under the ticker symbol “HF.” HFF’s principal executive offices are located at One Victory Park, 2323 Victory Avenue, Suite 1200, Dallas, Texas, 75219 and its telephone number is (214) 265-0880.

HFF’s fully-integrated national capital markets platform, coupled with its knowledge of the commercial real estate markets, allows them to effectively operate as a “one-stop shop” for their clients, providing a broad array of capital markets services, including debt placement, investment advisory, distressed debt and real estate owned advisory services, equity placement, investment banking and advisory services, loan sales and commercial loan servicing. HFF operates out of 26 offices and employs approximately 1,074 associates, including 392 capital markets advisors, as of December 31, 2018.

For additional information regarding HFF, please refer to its Annual Report on Form 10-K for the year ended December 31, 2018 (as amended on Form 10-K/A) as filed with the SEC and incorporated by reference into this proxy statement/prospectus, as well as HFF’s other filings with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 230.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF HFF

The following table sets forth information regarding the beneficial ownership of HFF common stock by (i) each of the HFF directors, (ii) each of the HFF named executive officers and (iii) all directors and executive officers as a group. Unless otherwise specified, the information is as of May 24, 2019 and all shares are directly held.

Beneficial ownership is determined in accordance with the rules of the SEC.

	Class A Common Stock
Beneficial Owner(1)	Number	Percentage(2)
John P. Fowler(3)	201,009		*
Mark D. Gibson(4)	306,519		*
Deborah H. McAneny(5)	66,373		*
Susan P. McGalla	44,385		*
George L. Miles, Jr.	64,874		*
Lenore M. Sullivan	68,798		*
Joe B. Thornton, Jr.(6)	319,001		*
Steven E. Wheeler(5)	34,741		*
Morgan K. O’Brien	18,404		*
Gregory R. Conley(7)	52,131		*
Nancy O. Goodson(8)	42,540		*
Matthew D. Lawton(9)	218,419		*
Gerard T. Sansosti(10)	75,259		*
Manuel A. de Zárraga(11)	207,144		*
Michael J. Tepedino(12)	83,480		*
Kevin C. MacKenzie(13)	79,331
Directors and executive officers as a group(3)(4)(5)(6)(7)(8)(9)(10)(11)(12)(13)	1,882,408	4.7%

*	Less than 1%.
(1)	The address of each beneficial owner in the table above (unless otherwise indicated) is c/o HFF, Inc., One Victory Park, 2323 Victory Avenue, Suite 1200, Dallas, Texas 75219.
(2)	Percentages are derived based upon 39,823,827 shares of HFF common stock outstanding as of May 24, 2019.
(3)	John P. Fowler serves as Director Emeritus on the HFF Board. Does not include 6,158 HFF RSUs granted to Mr. Fowler that will not be vested within 60 days.
(4)	Does not include 41,849 HFF RSUs granted to Mr. Gibson that will not be vested within 60 days.
(5)

Includes unexercised HFF stock options to purchase an aggregate of 5,825 shares of HFF common stock held by Ms. McAneny and unexercised HFF stock options to purchase an aggregate of 6,494 shares of HFF common stock held by Mr. Wheeler, in each case which are vested or will become vested within 60 days.

(6)	Does not include 41,626 HFF RSUs granted to Mr. Thornton that will not be vested within 60 days.
(7)	Does not include 17,012 HFF RSUs granted to Mr. Conley that will not be vested within 60 days.
(8)	Does not include 12,703 HFF RSUs granted to Ms. Goodson that will not be vested within 60 days.
(9)	Does not include 37,455 HFF RSUs granted to Mr. Lawton that will not be vested within 60 days.
(10)	Does not include 30,650 HFF RSUs granted to Mr. Sansosti that will not be vested within 60 days.
(11)	Does not include 35,091 HFF RSUs granted to Mr. de Zárraga that will not be vested within 60 days.
(12)	Does not include 39,791 HFF RSUs granted to Mr. Tepedino that will not be vested within 60 days.
(13)	Mr. MacKenzie became executive managing director on January 2, 2018. Does not include 60,196 HFF RSUs granted to Mr. MacKenzie that will not be vested within 60 days.

The following table sets forth information about persons, other than HFF’s directors and executive officers shown above, known by HFF to be the beneficial owner of more than five percent of the issued and outstanding shares of HFF common stock as of May 24, 2019. To HFF’s knowledge, the beneficial owner has sole voting and sole dispositive power with respect to the shares listed opposite the beneficial owner’s name, unless otherwise indicated.

	Class A Common Stock
Beneficial Owner	Number	Percentage(1)
BlackRock, Inc.(2)	5,586,946	14.0%
The Vanguard Group(3)	5,874,667	14.8%
Kayne Anderson Rudnick Investment Management LLC(4)	2,625,700	6.6%
JP Morgan Chase & Co.(5)	2,006,625	5.0%

(1)	Percentages are derived based upon 39,823,827 shares of HFF common stock outstanding as of May 24, 2019.
(2)

Based upon a Schedule 13G/A filed with the SEC on January 28, 2019 by BlackRock, Inc. and its subsidiaries, BlackRock International Limited, BlackRock Advisors, LLC, BlackRock (Netherland) B.V., BlackRock Fund Advisors (which beneficially owns 5% or greater of the outstanding shares of our Class A Common Stock), BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, and BlackRock Investment Management (Australia) Limited. The address of each reporting person is 55 East 52nd Street, New York, NY 10055.

(3)

Based upon a Schedule 13G/A filed with the SEC on February 12, 2019 by The Vanguard Group and its wholly-owned subsidiaries Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd. The address of each reporting person is 100 Vanguard Blvd., Malvern, PA 19355.

(4)

Based upon a Schedule 13G/A filed with the SEC on May 9, 2019 by Kayne Anderson Rudnick Investment Management LLC. The address of the reporting person is 1800 Avenue of the Stars, 2 Floor, Los Angeles, CA 90067.

(4)

Based upon a Schedule 13G/A filed with the SEC on January 10, 2019 by JPMorgan Chase & Com. and its subsidiaries, JPMorgan Investment Inc. and JPMorgan Chase Bank, National Association. The address of the reporting person is 270 Park Avenue, New York, NY 10017.

DESCRIPTION OF JLL CAPITAL STOCK

The following summary is a description of the material terms of JLL’s capital stock and is not complete. You should also refer to the JLL Charter and JLL Bylaws, which are included as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the applicable provisions of the MGCL. See the section entitled “Where You Can Find More Information” beginning on page 230. The description set forth below should be read in conjunction with the section entitled “Comparison of Rights of JLL Stockholders and HFF Stockholders” beginning on page 196.

JLL’s authorized capital stock consists of (i) 100,000,000 shares of common stock, $.01 par value per share, and (ii) 10,000,000 shares of preferred stock, $.01 par value per share. As of March 14, 2019, JLL had approximately 45,738,607 shares of common stock issued and outstanding, and no shares of preferred stock issued.

The JLL Board is authorized to classify and reclassify any unissued portion of the authorized shares of any class of capital stock by fixing or changing the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such shares of capital stock. This authority includes the classification or reclassification of such shares into classes with preferential rights and the division and classification of any class into one or more series.

Common Stock

All of JLL’s issued and outstanding shares of common stock are, and the shares of JLL common stock to be issued by JLL to HFF stockholders in connection with the Merger will be, validly issued, fully paid and nonassessable.

Voting

Each share of JLL common stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as required by law, the JLL Charter or the JLL Bylaws, action at a meeting of stockholders at which a quorum is present is by a majority of votes cast by stockholders entitled to vote, voting as a single class. There is no cumulative voting in the election of directors. Consequently, the holders of a majority of the outstanding shares of JLL common stock can elect all of the directors then standing for election.

Dividends

Holders of JLL common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the JLL Board out of funds legally available therefor. For additional information, see the section entitled “The Merger—JLL’s Dividend Policy” beginning on page 136

Liquidation Rights

In the event of any liquidation or dissolution of JLL or winding-up of JLL’s affairs, holders of JLL common stock will be entitled to share ratably in the assets of JLL remaining after payment of, or adequate provision for payment of liabilities to, creditors, subject to the right of holders of JLL preferred stock or any other class of JLL capital stock having preference over JLL common stock, if any, to receive preferential distributions.

Other Rights

The rights, preferences and privileges of holders of JLL common stock are subject to applicable law and the rights of the holders of any shares of JLL preferred stock and any additional classes of stock that JLL may issue in the future.

Preferred Stock

The JLL Charter authorizes the JLL Board to issue up to 10,000,000 shares of preferred stock in one or more classes or series and to fix for each such class or series the voting powers, designations, preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions thereof. The JLL Board is authorized to, among other things, provide that any such class or series of preferred stock may be (i) subject to redemption at such time or times and at such price or prices as the JLL Board may establish; (ii) entitled to receive dividends (which may be cumulative, cumulative to a limited extent or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series as the JLL Board may establish; (iii) entitled to such rights upon the dissolution of JLL, or upon any distribution of JLL’s assets, as the JLL Board may establish; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of JLL at such price or prices or at such rates of exchange and with such adjustments as the JLL Board may establish. Issuance of JLL preferred stock could discourage bids for JLL common stock at a premium as well as create a depressive effect on the market price of JLL common stock. As of the date hereof, no shares of JLL preferred stock are outstanding and JLL has no present plans to issue any such stock.

Additional Classes of Stock

Additional classes of stock may be issued from time to time, in one or more series, as authorized by the JLL Board upon classification or reclassification of any shares of JLL capital stock. Prior to issuance of shares of each series, the JLL Board is required by the MGCL and the JLL Charter to set for each such series the preferences, conversion or other rights, voting powers, restrictions, limitations as to the dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted under the MGCL. The JLL Board could authorize the issuance of capital stock with terms and conditions that could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of JLL common stock might believe to be in their best interests or in which holders of some, or a majority, of JLL common stock might receive a premium for their JLL common stock over the then market price of such JLL common stock. As of the date hereof, no such additional classes of stock are outstanding and JLL has no present plans to issue any such stock.

Liability of Directors and Officers; Indemnification

The JLL Charter contains provisions that eliminate the personal liability of a director or officer to JLL and its stockholders for breaches of duty to the maximum extent provided by Maryland law. Under Maryland law, however, these provisions do not eliminate or limit the personal liability of a director or officer (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit in money, property or services or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director’s or officer’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in such proceeding. These provisions do not affect JLL’s ability or that of its stockholders to obtain equitable relief, such as an injunction or rescission.

The JLL Charter and the JLL Bylaws provide that JLL shall indemnify and advance expenses to its directors and officers to the maximum extent permitted by Maryland law, provided that JLL will not be obligated to indemnify any director or officer in connection with any proceeding initiated by such director or officer (except for proceedings to enforce rights to indemnification) unless such proceeding was authorized or consented to by the JLL Board. Maryland law requires a corporation (unless its charter provides otherwise, which JLL’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law also permits a corporation to indemnify any director or officer made a party to any proceeding by reason of service in that capacity unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, or (ii) the director or officer actually received an improper personal benefit or profit in money, property or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Maryland law and the JLL Charter permit JLL to indemnify its employees and agents to the same extent as JLL’s directors and officers and to such further extent as is consistent with law.

JLL maintains directors’ and officers’ liability insurance and has also previously entered into indemnification agreements with certain of JLL’s directors and officers under which JLL will indemnify such persons against expenses and losses incurred for claims brought against them by reason of being a director or officer of JLL. The indemnification agreements indemnify and advance expenses to JLL’s directors and officers to the fullest extent permitted by the MGCL.

Certain JLL Charter, JLL Bylaws and Statutory Provisions Affecting Stockholders

Certain provisions in the JLL Charter, the JLL Bylaws and the MGCL may have the effect of delaying, deferring or preventing a change of control of JLL or may operate only with respect to extraordinary corporate transactions involving JLL.

The portions of the summary set forth below describing certain provisions of the JLL Charter and JLL Bylaws are qualified in their entirety by reference to the provisions of the JLL Charter and JLL Bylaws, copies of which are included as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the applicable provisions of the MGCL. See the section entitled “Where You Can Find More Information” beginning on page 230.

Removal of Directors

The JLL Charter provides that a director may be removed by the stockholders, but only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of JLL’s then outstanding capital stock entitled to vote generally in the election of directors. The director removal provision could have the effect of discouraging a potential acquiror from making a tender offer or initiating a proxy contest or otherwise attempting to gain control of JLL and could increase the likelihood that incumbent directors will retain their positions.

Advance Notice of Stockholder Proposals or Nominations

The JLL Bylaws provide that stockholders at an annual meeting may only consider proposals or nominations brought before the meeting by or at the direction of the JLL Board or by a stockholder who was a stockholder of record on the record date for the determination of stockholders entitled to vote at such annual meeting and who has given to JLL’s Secretary timely written notice, in proper form, of the stockholder’s intention to bring a proposal or nomination before the meeting. Such requirements do not affect the rights of JLL stockholders to request inclusion of proposals in JLL’s proxy statement pursuant to Rule 14a-8 under the Exchange Act. In addition to certain other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, such stockholder generally must have given notice thereof in proper written form to JLL’s Secretary not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders. Although the JLL Bylaws do not give the JLL Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at an annual meeting, the JLL Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of JLL.

Special Meetings of Stockholders

Pursuant to the MGCL, the JLL Charter and the JLL Bylaws permit stockholders to call special meetings of stockholders only upon written request of stockholders owning at least 30% of JLL capital stock that is issued and outstanding and entitled to vote at the meeting. The JLL Bylaws provide that only business specified in the notice of a special meeting will be conducted at such meeting. Such provisions do not, however, affect the ability of stockholders to submit a proposal to the vote of all stockholders of JLL at an annual meeting in accordance with the JLL Bylaws, which provide for the additional notice requirements for stockholder nominations and proposals at the annual meetings of stockholders as described above. In addition, pursuant to the MGCL, the JLL Charter and the JLL Bylaws provide that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting by written consent, if a unanimous written consent which sets forth such action and is signed by each stockholder entitled to vote on the matter and a written waiver of any right to dissent signed by each stockholder entitled to notice of the meeting but not entitled to vote thereat is filed with the records of stockholders meetings.

Amendments

The JLL Charter provides that the affirmative vote of the holders of at least 80% of the then outstanding shares of JLL common stock is required to amend, alter, change or repeal certain of its provisions including provisions relating to the removal of directors for cause, the calling of special meetings of stockholders and the 80% supermajority vote requirement. This requirement of a supermajority vote to approve amendments to certain provisions of the JLL Charter could enable a minority stockholder to exercise veto power over any such amendments.

Business Combinations

Under the MGCL provisions referred to as the Maryland Business Combination Act, certain “Business Combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation’s shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an “Interested Stockholder”) or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such Business Combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) 66-2/3% of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the Business Combination is to be effected, unless, among other things, the corporation’s stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. Pursuant to the MGCL, these provisions also do not apply to Business Combinations which are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

Pursuant to the statute, the JLL Board has exempted in the JLL Charter any Business Combination involving DEL-LPL Limited Partnership and DEL-LPAML Limited Partnership and any present or future affiliate or associate of DEL-LPL Limited Partnership or DEL-LPAML Limited Partnership, or any person acting in concert with any of the foregoing persons. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to Business Combinations between JLL and any of them. As a result, DEL-LPL Limited Partnership and DEL-LPAML Limited Partnership (and any present or future affiliate or associate of either entity or any person acting in concert with any of them) may be able to enter into Business Combinations with JLL that may not be in the best interest of JLL’s stockholders, without compliance with the supermajority vote requirements and the other provisions of the statute. The Maryland Business Combination Act may also discourage others from trying, and increase the difficulty of consummating an offer, to acquire control of JLL.

COMPARISON OF RIGHTS OF JLL STOCKHOLDERS AND HFF STOCKHOLDERS

The rights of JLL stockholders are currently governed by the MGCL, the JLL Charter and the JLL Bylaws. The rights of the HFF stockholders are currently governed by the DGCL, the HFF Charter and the HFF Bylaws. Upon the closing of the Merger, each share of HFF common stock outstanding as of immediately prior to the effective time (other than shares owned by JLL, HFF or any of their respective subsidiaries and shares held by any holder of HFF common stock who is entitled to demand and properly demands appraisal of such shares under Delaware law) will be cancelled and extinguished and automatically converted into the right to receive the Merger Consideration, which will include shares of JLL common stock and cash. Following the closing of the Merger, the rights of the former HFF stockholders will be governed by the MGCL, the JLL Charter and the JLL Bylaws.

The following summary is a discussion of the material differences of the current rights of JLL stockholders and HFF stockholders. This summary does not purport to be a complete statement of all differences, or a complete description of the specific provisions referred to in this summary, and is qualified in its entirety by reference to the MGCL, DGCL, JLL Charter, JLL Bylaws, HFF Charter and HFF Bylaws. In addition, the identification of some of the differences in the rights of JLL stockholders and HFF stockholders as material is not intended to indicate or suggest that other differences are not equally material or do not exist. JLL and HFF urge you to read carefully this entire proxy statement/prospectus, the relevant provisions of the MGCL and the DGCL, and the other documents to which JLL and HFF refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of JLL stockholders and HFF stockholders. JLL and HFF have filed with the SEC their respective governing documents referenced in this summary comparison and will send copies of these documents to you, without charge, upon your request. See the section entitled “Where You Can Find More Information” beginning on page 230. In addition, the JLL Charter and JLL Bylaws are included as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Authorized Capital Stock

JLL

The JLL Charter authorizes the issuance of (i) 100,000,000 shares of common stock, $.01 par value per share, and (ii) 10,000,000 shares of preferred stock, $.01 par value per share.

The JLL Charter authorizes the JLL Board to issue shares of preferred stock in one or more classes or series and to fix for each such class or series the voting powers, designations, preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions thereof. The JLL Board is authorized to, among other things, provide that any such class or series of preferred stock may be (i) subject to redemption at such time or times and at such price or prices as the JLL Board may establish; (ii) entitled to receive dividends (which may be cumulative, cumulative to a limited extent or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series as the JLL Board may establish; (iii) entitled to such rights upon the dissolution of JLL, or upon any distribution of JLL’s assets, as the JLL Board may establish; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of JLL at such price or prices or at such rates of exchange and with such adjustments as the JLL Board may establish.

HFF

The HFF Charter authorizes HFF to issue 175,000,000 shares of Class A common stock, par value $0.01 per share, 1 share of Class B common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

The HFF Board is authorized to provide out of the unissued shares of preferred stock, for series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

The number of authorized shares of any of the HFF Class A Common Stock, HFF Class B Common Stock or the HFF Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority in voting power of stock of HFF entitled to vote.

Voting

JLL

Each share of JLL common stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as required by law, the JLL Charter or the JLL Bylaws, action at a meeting of stockholders at which a quorum is present is by a majority of votes cast by stockholders entitled to vote, voting as a single class. There is no cumulative voting in the election of directors.

HFF

Holders of HFF Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of HFF stockholders.

Holders of HFF Class B common stock (other than HFF or any of its subsidiaries) are entitled to a number of votes that is equal to the total number of shares of Class A common stock for which the partnership units that HFF Holdings LLC holds in Holliday Fenoglio Fowler, L.P. and HFF Securities L.P. are exchangeable. As of the date of this proxy statement/prospectus, no shares of Class B common stock are issued or outstanding.

Except as otherwise required by law, holders of a series of HFF preferred stock, will be entitled only to such voting rights, if any, as shall expressly be granted thereto by the HFF Charter (including any certificate of designations relating to such series).

Special Meetings of Stockholders

JLL

Pursuant to the JLL Charter and the JLL Bylaws, special meetings of stockholders may be called by any of (i) the Chairman of the JLL Board, (ii) the President, (iii) the JLL Board or (iv) the Secretary at the written request of stockholders owning at least thirty percent (30%) of the capital stock of JLL issued and outstanding and entitled to vote at the meeting.

HFF

The HFF Bylaws preclude HFF stockholders from calling special meetings of stockholders or requiring the HFF Board or any officer to call such a meeting or from proposing business at such a meeting. The HFF Bylaws provide that only a majority of the HFF Board, the chairman of the HFF Board or the chief executive officer of HFF can call a special meeting of stockholders.

Stockholder Action by Written Consent

JLL

Pursuant to the MGCL, the JLL Charter and the JLL Bylaws provide that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting by written consent, if a unanimous written consent which sets forth such action and is signed by each stockholder entitled to vote on the matter and a written waiver of any right to dissent signed by each stockholder entitled to notice of the meeting but not entitled to vote thereat is filed with the records of stockholders meetings.

HFF

The HFF Charter and the HFF Bylaws provide that any action required or permitted to be taken by HFF’s stockholders must be taken at a duly called meeting of stockholders and not by written consent except as specifically provided therein.

Stockholder Vote Requirements

JLL

Except as required by the MGCL, the JLL Charter or the JLL Bylaws, action at a meeting of stockholders at which a quorum is present is by a majority of votes cast by stockholders entitled to vote, voting as a single class.

For the vote required to elect directors to the JLL Board, see below under “—Election of Directors.”

For certain corporate actions requiring a supermajority vote of JLL stockholders, see below under “—Supermajority Vote Requirements.”

HFF

The HFF Bylaws provide that, at any meeting at which a quorum is present, the vote of the holders of a majority of the votes cast shall decide any question brought before such meeting, unless the question is one upon which by express provision of the HFF Charter, the HFF Bylaws or the DGCL a different vote is required, in which case such express provision shall govern and control the decision of such question.

For the vote required to elect directors to the HFF Board see below under “—Election of Directors.”

For certain corporate actions requiring a supermajority vote of HFF stockholders, see below under “—Supermajority Vote Requirements.”

Stockholder Proposals; Nomination of Candidates for Election to the Board of Directors

JLL

The JLL Bylaws provide that nominations of persons for election to the JLL Board may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, (a) by or at the direction of the JLL Board (or duly authorized committee thereof) or (b) by any stockholder of JLL (i) who is a stockholder of record on the date of the giving of the stockholder’s notice provided and on the record date for the determination of stockholders entitled to vote at such meeting and (ii) who compiles with the notice procedures set forth in the JLL Bylaws.

To be timely, a stockholder’s notice must be delivered to the Secretary or mailed and received at the principal executive offices of JLL (a) in the case of an annual meeting, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that, in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be the day on which notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public announcement of the date of the special meeting was made, whichever first occurs. In no event, shall the public announcement of an adjournment of an annual or special meeting commence a new time period for the giving of a stockholder’s notice as described above.

To be in proper form, a stockholder’s notice to the Secretary must set forth certain information, including information with respect to each person whom the stockholder proposes to nominate for election as a director, as well as information regarding the stockholder giving the notice, including a description of all arrangements between such stockholder and each proposed nominee.

HFF

The HFF Bylaws provide that stockholder proposals regarding the nomination of candidates for election as directors and the proposal of other business may be made by HFF stockholders before an annual meetings of stockholders by timely notice in writing to the Secretary of HFF, and, in the case of business other than nominations, such other business must be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of HFF not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided; however, that in the event that the date of the annual meeting is advanced by more than twenty (20) days, or delayed by more than seventy (70) days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made; and provided further, that for purposes of the application of Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended, the date for notice specified shall be the earlier of the date calculated as hereinbefore provided or the date specified.

In either case, the notice must set forth all information required regarding each person the stockholder proposes to nominate for election to the HFF Board and all information as to any other business that the stockholder proposes as required under the HFF Bylaws.

Notice of Stockholder Meetings

JLL

Pursuant to the MGCL, the JLL Bylaws provide that notice, in writing, must state the place, date and hour of the meeting to be given to each stockholder entitled to vote at such meeting and each other stockholder entitled to notice of such meeting not less than ten (10) nor more than ninety (90) days before the date of the meeting. In the case of a special meeting, the Secretary shall also include in the notice the purpose or purposes for which the special meeting is called.

HFF

Pursuant to the DGCL, the HFF Bylaws provide that notice of the time, place (if any) and, in the case of a special meeting, the purpose or purposes of the meeting of HFF stockholders, shall be given not more than sixty (60), nor less than ten (10), days previous thereto, to each stockholder of record entitled to vote at the meeting at such address as appears on the records of HFF.

Supermajority Vote Requirements

JLL

The MGCL provides that a proposed consolidation, merger, share exchange or transfer of all or substantially all of the corporation’s assets shall be advised by a corporation’s board of directors, and approved by the stockholders of a corporation by the affirmative vote of two-thirds (2/3) of all the votes entitled to be cast on the merger. However, the MGCL permits a corporation in its charter to reduce the voting requirement to allow for the approval of a proposed consolidation, merger, share exchange or transfer of all or substantially all of a corporation’s assets by a lower percentage, but not less than the affirmative vote of a majority of the shares outstanding and entitled to be cast on the matter.

The JLL Charter requires an affirmative vote of at least two-thirds (2/3) of the voting power of JLL’s then outstanding capital stock entitled to vote generally in the election of directors to remove any director of JLL from office for cause.

Under the JLL Charter, the affirmative vote of the holders of at least eighty percent (80%) of the then outstanding shares of common stock shall be required to amend or repeal the following provisions: the requirement for an affirmative vote of the holders of two-thirds (2/3) of the voting power of JLL’s then outstanding capital stock to remove a director (Article Fifth paragraph (h)), that, to the maximum extent permitted by Maryland law, no director or officer shall be personally liable to JLL or any of its stockholders for monetary damages (Article Sixth), that JLL shall indemnify its directors and officers for expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition to the maximum extent permitted by Maryland law (Article Seventh), the ability of the stockholders, the JLL Board, the JLL President and the Chairman of the JLL Board to call a special meeting (Article Ninth), JLL’s election not to be governed by Title 3, Subtitle 7 of the MGCL (the Maryland Control Share Acquisition Act) (Article Twelfth), JLL’s election not to be governed by Title 3, Subtitle 6 of the MGCL (the Maryland Business Combination Act) involving DEL-LPL Limited Partnership and DEL-LPAML Limited Partnership and any present or future affiliate or associate of DEL-LPL Limited Partnership or DEL-LPAML Limited Partnership, or any person acting in concert with any of the foregoing persons (Article Thirteenth) and the eighty percent (80%) supermajority vote requirement necessary to amend or repeal any of the foregoing charter provisions (Article Fourteenth).

HFF

The DGCL provides that a merger or sale of all or substantially all of the assets of a Delaware corporation shall be approved by the board of directors and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote at an annual or special meeting for the purpose of acting on the merger agreement.

The HFF Charter requires an affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then outstanding shares of stock of HFF entitled to vote generally in the election of directors to (i) make, amend, alter, change, add to or repeal any provision of the HFF Bylaws, (ii) remove any director, at any time, but only for cause and (iii) amend or repeal Article VI (Amendment of the HFF Bylaws), Article VII (Board of Directors), Article VIII (Meetings of Stockholders), Article IX (Advance Notice) or Article XIII (Amendment of the HFF Charter) in the HFF Charter.

Number of Directors; Vacancies

JLL

The JLL Board currently has ten (10) directors. The MGCL requires at least one (1) director.

Pursuant to the JLL Charter and JLL Bylaws, the JLL Board which shall consist of not less than three (3) nor more than fifteen (15) members, the exact number of which shall be determined exclusively by resolution of the JLL Board. The JLL Board shall elect one of its members as Chairman to serve for such term of office as the JLL Board shall determine or until his resignation or removal. The Chairman may be removed only by a majority vote of the directors.

The JLL Charter and JLL Bylaws provide that, subject to the terms of any one or more other classes or series of common stock or preferred stock, any vacancy on the JLL Board that results from an increase in the number of directors may be filled by a majority of the entire JLL Board and any other vacancy occurring on the JLL Board may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director. Any director elected by the JLL Board to fill a vacancy shall serve until the next annual meeting of stockholders and until his successor is elected and qualifies. Any vacancy on the JLL Board which results from the removal of a director may also be filled by the stockholders. Any director of any class elected by the stockholders to fill a vacancy resulting from the removal of a director of such class shall serve for the balance of the term of the removed director.

HFF

The HFF Board currently has eight (8) directors.

Pursuant to the HFF Charter, the directors of the HFF Board shall be divided into three classes (class I, class II and class III). The number of directors in each class shall be the whole number contained in the quotient arrived at by dividing the authorized number of directors by three (3), and if a fraction is also contained in such quotient then if such fraction is one-third (1/3) the extra director shall be a member of class III and if the fraction is two-thirds (2/3) one of the extra directors shall be a member of class III and the other shall be a member of class II.

The HFF Bylaws provide that, subject to the HFF Charter, unless otherwise required by law, any newly created directorship on the HFF Board that results from an increase in the number of directors and any vacancy occurring in the HFF Board shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Each director so chosen shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as herein provided. No decrease in the number of authorized directors constituting the whole HFF Board shall shorten the term of any incumbent director.

Classified Board

JLL

The MGCL permits a classified board of directors, but the JLL Board is not divided into classes.

HFF

The DGCL permits a classified board of directors and the HFF Board is divided into three classes.

Election of Directors

JLL

Under the JLL Bylaws, in an election of directors at a meeting of JLL stockholders at which a quorum is present, a nominee for director shall be elected to the JLL Board by a majority of the votes cast with respect to the director, provided that if, as of a date that is fourteen (14) days in advance of the date JLL files its definitive proxy statement with the SEC, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

HFF

Under the HFF Bylaws, the election of directors shall be determined by the holders of a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of such directors. In 2015, the HFF Board adopted a policy regarding the election of directors in uncontested director elections. The policy imposes an updated voting standard for uncontested director elections from a plurality standard to a majority standard. The majority voting standard raises the standard for election to the HFF Board by requiring affirmative votes from a majority of the votes cast in an uncontested election.

Duties of Directors

JLL

The MGCL provides that directors shall perform their duties as a director in good faith, in a manner the director reasonably believes to be in the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. The MGCL codifies the business judgement rule providing that an act of a director of a corporation is presumed to be in accordance with the above duties absent a showing that the director acted in bad faith or without an informed basis for any particular decision.

HFF

Standards of conduct for directors under the DGCL have developed through written opinions of the Delaware courts. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, before making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the corporation and its stockholders. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the “business judgment rule.”

Under the DGCL, a director, or a member of any committee designated by the board of directors, will, in the performance of such director’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

Removal of Directors

JLL

The MGCL provides that stockholders may remove directors with or without cause by the affirmative vote of a majority of the votes entitled to be cast generally for the election of directors unless the charter of the corporation provides otherwise. The JLL Charter provides that subject to the rights, if any, of the holders of shares of preferred stock or shares of any other class or series of common stock then outstanding, any director of JLL may be removed from office at any time, but only for cause and only by affirmative vote of the holders of at least two-thirds (2/3) of the voting power of JLL’s then outstanding capital stock entitled to vote generally in the election of directors.

HFF

Under the DGCL, directors may generally be removed from office, with or without cause, by a vote of a majority of the shares then entitled to vote at an election of directors. The HFF Bylaws provide that any director may be removed at any time, but only for cause upon the affirmative vote of not less than sixty-six and two-thirds percent (66-2/3%) of the combined voting power of the then outstanding stock of HFF entitled to vote generally in the election of directors at any meeting of such stockholders, including meetings called expressly for that purpose, and at which a quorum of stockholders is present.

Limitation on Liability of Directors for Breach of Fiduciary Duty

JLL

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting to the extent from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgement that was material to the cause of action.

The JLL Charter contains provisions which eliminate the personal liability of a director to JLL and its stockholders for breaches of duty to the maximum extent provided by the MGCL.

HFF

The DGCL provides that a corporation’s certificate of incorporation may limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such limit would apply for (a) any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) payment of a dividend or approval of a stock repurchase or redemption in violation of the DGCL or (d) any transaction from which the director derived any improper personal benefit.

The HFF Charter eliminates the personal liability of directors to HFF or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Indemnification and Advancement of Expenses

JLL

The MGCL requires a corporation (unless its charter provides otherwise) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; (ii) the director or officer actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and a written undertaking by the director or on the director’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

The JLL Charter and JLL Bylaws provide that JLL shall indemnify its directors and officers to the fullest extent permitted by the MGCL or Maryland decisional law, as amended, supplemented or interpreted, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of JLL and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, JLL shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the JLL Board. The right to indemnification shall include the right to be paid by JLL the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

HFF

Under the DGCL, a corporation may only offer indemnification to indemnified persons if such indemnified persons reasonably acted in good faith and in a manner reasonably believed to be in, or not opposed, to the best interests of the corporation, and in the case of any criminal action or proceeding, such indemnified persons must have had no reasonable cause to believe their conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation may not indemnify indemnified persons if they are adjudged to be liable to the corporation, unless the Delaware Court of Chancery or other applicable court determines that such person is fairly and reasonably entitled to indemnification. The DGCL also requires corporations to indemnify current or former directors or officers against expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense of any action, suit or proceeding or in defense of any claim, issue or matter therein to extent that such person has been successful on the merits or otherwise.

The HFF Charter provides that, to the fullest extent permitted by the laws of the State of Delaware, HFF shall indemnify any person (and such person’s heirs, executors or administrators) who was or is made or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (brought in the right of HFF or otherwise), whether civil, criminal, administrative or investigative, and whether formal or informal, including appeals, by reason of the fact that such person, or a person for whom such person was the legal representative, is or was a director or officer of HFF or, while a director or officer of HFF, is or was serving at the request of HFF as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, limited liability company, nonprofit entity or other enterprise, for and against all loss and liability suffered and expenses (including attorneys’ fees), judgements, fines, and amounts paid in settlement reasonably incurred by such person or such heirs, executors or administrators in connection with such action, suit or proceeding, including appeals. Notwithstanding the preceding sentence, except as otherwise provided in the HFF Charter, HFF shall be required to indemnify a person described in such sentence in connection with any action, suit or proceeding (or part thereof) commenced by such person only if the commencement of such action, suit or proceeding (or part thereof) by such person was authorized by the HFF Board.

Transactions with Related Parties

JLL

The MGCL generally provides that no transaction between a corporation and one or more of its directors, or between a corporation and any other corporation or other organization in which one or more of its directors is a director or has a material financial interest, will be void or voidable solely for this reason, or solely because the director is present at or participates in the meeting of the board or committee that authorizes the transaction, or solely because any such director’s votes are counted for such purpose, if: (1) the fact of the common directorship or interest is disclosed or known to the board of directors or the committee and the board or committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors or the stockholders entitled to vote and the contract or transaction is authorized, approved, or ratified by a majority of the votes cast by the stockholders entitled to vote or (2) the contract or transaction is fair and reasonable to the corporation.

The JLL Charter and JLL Bylaws are silent with respect to related party transactions involving a director, and such related party transactions are therefore governed by the applicable provisions of the MGCL.

HFF

The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee that authorizes the transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if: (1) the material facts as to the director’s or officer’s interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; (2) the material facts as to the director’s or officer’s interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

The HFF Charter and HFF Bylaws are silent with respect to related party transactions involving a director or officer, and such related party transactions are therefore governed by the applicable provisions of the DGCL.

Anti-Takeover Legislation

JLL

Under the MGCL provisions referred to as the Maryland Business Combination Act, certain “Business Combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation’s shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an “Interested Stockholder”) or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such Business Combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds (2/3) of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the Business Combination is to be effected, unless, among other things, the corporation’s stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. Pursuant to the MGCL, these provisions also do not apply to Business Combinations which are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

Pursuant to the statute, the JLL Board has exempted in the JLL Charter any Business Combination involving DEL-LPL Limited Partnership and DEL-LPAML Limited Partnership and any present or future affiliate or associate of DEL-LPL Limited Partnership or DEL-LPAML Limited Partnership, or any person acting in concert with any of the foregoing persons. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to Business Combinations between JLL and any of them.

Under the MGCL provisions referred to as the Maryland Control Share Acquisition Act, holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to the control shares except to the extent approved at a special meeting by the affirmative vote of two-thirds (2/3) of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation.

If voting rights are not approved, then the control shares are subject to redemption by the corporation. JLL has elected in the JLL Charter not to be governed by the provisions of Title 3, Subtitle 7 of the MGCL (“Voting rights of certain control shares”).

HFF

Subject to certain exceptions, Section 203 of the DGCL prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three (3) years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the corporation’s board of directors or unless the business combination is approved in a prescribed manner.

Appraisal and Dissenters’ Rights

JLL

Under the MGCL, a stockholder has the right to demand and to receive payment of the fair value of the stockholder’s stock in the event of (i) a merger or consolidation, (ii) a share exchange, (iii) a transfer of assets, (iv) a charter amendment altering contract rights of outstanding stock (unless the right to do so is reserved in the charter), or (v) certain other business combinations. Under the MGCL, a stockholder may not demand the fair value of the stockholder’s stock and is bound by the terms of the transaction if (i) any shares of the class or series of the stock are listed on a national securities exchange, (ii) the stock is that of the successor in a merger, (iii) the stock is not entitled to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction, (iv) the charter provides that the holders of stock are not entitled to exercise the rights of an objecting stockholder under the applicable subtitle of the MGCL, or (v) the stock is that of an open-end investment company registered with the SEC under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

The JLL Charter does not provide appraisal rights in any additional circumstance.

HFF

Under the DGCL, a stockholder who does not vote in favor of certain mergers or consolidations and who is entitled to demand and has properly demanded appraisal of his or her shares in accordance with, and who complies in all respects with the requirements of Section 262 of the DGCL shall be entitled to an appraisal by the Delaware Court of Chancery of the fair value of his or her shares. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to receive notice of the meeting of stockholders to act upon the merger or consolidation are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)–(c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

The HFF Charter does not provide appraisal rights in any additional circumstance.

Dividends

JLL

The JLL Charter provides that, subject to the rights of the holders of any other class or series of common stock or the holders of preferred stock, and subject to any other provisions of the JLL Charter, as they may be amended from time to time, holders of shares of common stock shall be entitled to receive such dividends and other distributions in cash, stock or property of JLL when, as and if declared thereon by the JLL Board from time to time, out of assets or funds of JLL legally available therefore.

HFF

The HFF Charter provides that, subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over or the right to participate with the Class A common stock with respect to the payment of dividends, dividends may be declared and paid on the Class A common stock out of the assets of HFF that are by law available therefor at such times and in such amounts as the HFF Board in its discretion shall determine. Dividends shall not be declared or paid on the Class B common stock.

Exclusive Forum

JLL

The JLL Charter and JLL Bylaws do not place restrictions on the forum in which certain actions may be brought.

HFF

The HFF Bylaws provide that unless HFF consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of HFF, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of HFF to HFF or the HFF’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against HFF or any current or former director or officer or other employee of HFF arising pursuant to any provision of the DGCL or the HFF Charter or the HFF Bylaws (as either may be amended from time to time), (iv) any action asserting a claim related to or involving HFF that is governed by the internal affairs doctrine, or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL shall be a state court within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Under the HFF Bylaws, any person or entity purchasing or otherwise acquiring any interest in shares of stock of HFF shall be deemed to have notice of and to have consented to the foregoing provision.

Amendment of Articles of Restatement and Certificate of Incorporation

JLL

The MGCL provides that (in addition to a corporation’s board of directors declaring it advisable) the affirmative vote of two-thirds (2/3) of all the votes entitled to be cast on the matter is required to amend the charter. However, the MGCL permits a corporation to reduce or increase the voting requirement in its charter to allow for the approval of an amendment to the charter by a lesser percentage, but not less than a majority of the shares outstanding and entitled to be cast.

Under the JLL Charter, JLL reserves the right to amend, alter, change or repeal any provision contained in the JLL Charter in the manner now or hereafter prescribed in the JLL Charter, JLL Bylaws or the MGCL.

Additionally, the affirmative vote of the holders of at least eighty percent (80%) of the then outstanding shares of common stock shall be required to amend or repeal the following provisions: the requirement for an affirmative vote of the holders of two-thirds (2/3) of the voting power of JLL’s then outstanding capital stock to remove a director (Article Fifth paragraph (h)), that, to the maximum extent permitted by Maryland law, no director or officer shall be personally liable to JLL or any of its stockholders for monetary damages (Article Sixth), that JLL shall indemnify its directors and officers for expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition to the maximum extent permitted by Maryland law (Article Seventh), the ability of the stockholders, the JLL Board, the JLL President and the Chairman of the JLL Board to call a special meeting (Article Ninth), JLL’s election not to be governed by Title 3, Subtitle 7 of the MGCL (the Maryland Control Share Acquisition Act) (Article Twelfth), JLL’s election not to be governed by Title 3, Subtitle 6 of the MGCL (the Maryland Business Combination Act) involving DEL-LPL Limited Partnership and DEL-LPAML Limited Partnership and any present or future affiliate or associate of DEL-LPL Limited Partnership or DEL-LPAML Limited Partnership, or any person acting in concert with any of the foregoing persons (Article Thirteenth) and the eighty percent (80%) supermajority vote requirement necessary to amend or repeal any of the foregoing charter provisions (Article Fourteenth).

HFF

Under the DGCL, the certificate of incorporation may generally be amended by resolution of the HFF Board together with the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon; provided, however, that no meeting or vote of stockholders is required to adopt an amendment that affects only the changes described in Section 242(a)(1) and/or Section 242(a)(7) of the DGCL. Any amendment that increases or decreases the aggregate number of authorized shares of a class, increases or decreases the par value of the shares of a class, or alters or changes the powers, preferences or special rights of the shares of a class as to affect them adversely also requires the separate vote of the class so affected; provided, however, that no separate vote of the outstanding shares of preferred stock, if any, is required to increase or decrease the number of authorized shares of preferred stock.

The HFF Charter provides that HFF reserves the right to amend or repeal any provisions contained in the HFF Charter or any amendment thereof from time to time and at any time in the manner now or hereafter prescribed by the laws of the State of Delaware.

Additionally, the affirmative vote of the holders of not less than sixty-six and two-thirds percent (66-2/3%) of the then outstanding stock of HFF entitled to vote generally in the election of directors is required to amend or repeal Article VI (Amendment of the HFF Bylaws), Article VII (Board of Directors), Article VIII (Meetings of Stockholders), Article IX (Advance Notice) and Article XIII (Amendment of the HFF Charter).

Amendment of Bylaws

JLL

The MGCL provides that the power to adopt, alter and repeal bylaws is vested in the stockholders, except to the extent that the charter or bylaws vest such power in the corporation’s board of directors.

The JLL Charter provides that the JLL Board or the stockholders shall have the power to adopt, amend, alter or repeal the JLL Bylaws. The affirmative vote of at least a majority of the entire JLL Board or the affirmative vote of at least a majority of the shares of stock entitled to vote thereon shall be required to adopt, amend, alter or repeal JLL’s Bylaws.

HFF

The DGCL provides that the power to adopt, amend or repeal bylaws rests with the stockholders, but the certificate of incorporation may confer this power upon the directors, although such provision shall not limit or divest the power of stockholders or members to amend the bylaws.

The HFF Bylaws provide that the bylaws may be made, amended, altered, changed, added to or repealed at any meeting of the HFF Board or of the stockholders provided, in the case of a meeting of the stockholders, that notice of the proposed change was given in the notice of the meeting of the stockholders; provided, further, that notwithstanding any other provisions of these HFF Bylaws or any provision of law which might otherwise permit a lesser vote of the stockholders, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then outstanding shares of stock of HFF entitled to vote generally in the election directors, voting together as a single class, shall be required for the stockholders to make, amend, alter, change, add to or repeal any provision of the HFF Bylaws.

JONES LANG LASALLE INCORPORATED AND HFF, INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined financial information is presented to illustrate the estimated effects of the pending Merger, as further described below, based on the historical financial position and results of operations of JLL and HFF. HFF will no longer be a publicly traded corporation following the closing of the Merger.

The unaudited pro forma combined financial information gives effect to the Merger and includes adjustments for the following:

•	adjustments to conform the accounting policies and financial statement presentation of HFF to those of JLL

•	application of the acquisition method of accounting in accordance with GAAP;

•	financing provided by JLL’s credit facility in connection with the Merger;

•	the funding of equity awards to employees of HFF in connection with the Merger;

•	the issuance of new equity in connection with the Merger; and

•	transaction costs in connection with the Merger.

In addition, with respect to the unaudited pro forma combined statement of income, the unaudited pro forma adjustments are expected to have a continuing impact on the combined results of operations. The unaudited pro forma financial information should be read in conjunction with (i) assumptions underlying the pro forma adjustments are described in the accompanying notes, (ii) the historical audited consolidated financial statements of JLL and the related notes included in JLL’s Annual Report on Form 10-K for the year ended December 31, 2018 and the financial statements and the related notes included in JLL’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 and (iii) the historical audited consolidated financial statements of HFF and the related notes included in HFF’s Annual Report on Form 10-K for the year ended December 31, 2018 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019) and the financial statements and the related notes included in HFF’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

The unaudited pro forma combined balance sheet data as of March 31, 2019 gives effect to the acquisition as if it had occurred on March 31, 2019. The selected unaudited pro forma combined statement of income data for the year ended December 31, 2018 and for the three months ended March 31, 2019 gives effect to the acquisition as if it had occurred on January 1, 2018.

The unaudited pro forma combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined financial position or results of operations actually would have been had the acquisition been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company. The historical financial information has been adjusted in the accompanying unaudited pro forma combined financial information to give effect to unaudited pro forma events that are directly attributable to the Merger, factually supportable and, with respect to the unaudited pro forma combined statement of income, expected to have a continuing impact on the results of operations of the combined company. The accompanying unaudited pro forma combined statement of income does not include any pro forma adjustments to reflect certain expected financial benefits of the Merger, such as cost synergies or revenue synergies, or the anticipated costs to achieve those benefits, including the cost of integration activities, or restructuring actions which may be achievable or the impact of any non-recurring activity and one-time transaction related costs.

The unaudited pro forma combined financial information has been prepared using the acquisition method of accounting under GAAP, which is subject to change. JLL will be deemed the acquiror in the Merger for accounting purposes and HFF will be treated as the acquiree. The acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. The combined company will complete the valuations and other studies upon completion of the Merger in accordance with the applicable measurement period. The assets and liabilities of HFF and other pro forma adjustments have been measured based on various preliminary estimates using assumptions that JLL believes are reasonable, based on information that is currently available. Accordingly, the pro forma adjustments are preliminary. Differences between these preliminary estimates and the final acquisition accounting will occur and could be significant, and these differences could have a material impact on the accompanying unaudited pro forma combined financial information and the combined future results of operation and financial position.

The unaudited pro forma combined financial information has been compiled in a manner consistent with the accounting policies adopted by JLL. Upon completion of the Merger, the combined company will perform a detailed review of HFF’s accounting policies. As a result of that review, JLL may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements of the combined company. Additionally, certain financial information of HFF as presented in its historical consolidated financial statements has been reclassified to conform to the historical presentation in JLL’s consolidated financial statements for purposes of preparation of the unaudited pro forma combined financial information. Transactions between JLL and HFF during the periods presented in the unaudited pro forma combined financial information were not significant.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

	Historical March 31, 2019		Pro Forma Reclassification Adjustments (Note 4)		Pro Forma Adjustments (Note 6)		Pro Forma Combined
($ in millions)	JLL	HFF
Assets
Current assets:
Cash and cash equivalents	$389.5	$235.2	$—		$(76.2	)(a)(b)	$548.5
Trade receivables, net	1,607.0	10.3	(2.3	)(a)	—		1,615.0
Notes and other receivables	365.3	—	2.3	(a)	—		367.6
Reimbursable receivables	1,486.2	—	—		—		1,486.2
Warehouse receivables	501.3	966.7	—		—		1,468.0
Short-term contract assets	305.6	—	—		—		305.6
Prepaid & other	372.8	18.9	6.4	(b)	7.2	(b)	405.3
Restricted cash	—	5.2	(5.2	)(b)	—		—
Prepaid taxes	—	1.2	(1.2	)(b)	—		—

Total current assets	5,027.7	1,237.5	—		(69.0)		6,196.2
Property and equipment, net	578.5	18.8	—		—		597.3
Operating lease right-of-use assets	592.1	35.0	—		—		627.1
Goodwill	2,738.3	8.6	—		1,545.1	(c)	4,292.0
Identified intangibles, net	338.7	74.3	—		194.2	(d)	607.2
Investments in real estate ventures	361.9	—	—		—		361.9
Long-term receivables	216.9	—	—		—		216.9
Deferred tax assets, net	207.6	35.9	—		(35.9	)(e)	207.6
Deferred compensation plan	295.3	—	—		—		295.3
Other	195.5	12.7	25.0	(c)	14.4	(b)	247.6
Securities—held to maturity	—	25.0	(25.0	)(c)	—		—

Total assets	$10,552.5	$1,447.8	$—		$1,648.8		$13,649.1

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$986.4	$4.4	$—		$—		$990.8
Reimbursable payables	1,018.7	—	—		—		1,018.7
Accrued compensation & benefits	1,031.3	49.7	—		—		1,081.0
Short-term borrowings	119.3	—	0.1	(d)	—		119.4
Short-term contract liabilities and deferred income	159.6	—	—		—		159.6
Short-term acquisition-related obligations	73.2	—	—		—		73.2
Warehouse facilities	477.2	961.3	—		—		1,438.5
Short-term operating lease liabilities	132.9	9.4	—		—		142.3
Current portion of long-term debt	—	0.1	(0.1	)(d)	—		—
Payable under tax receivable agreement	—	8.3	(8.3	)(e)	—		—
Other	213.0	29.0	8.3	(e)	—		250.3

Total current liabilities	4,211.6	1,062.2	—		—		5,273.8
Credit facility, net of debt issuance costs	510.0	—	—		980.3	(a)	1,490.3
Long-term debt, net of debt issuance costs	664.1	0.1	(0.1	)(f)	—		664.1
Deferred tax liabilities, net	30.6	—	—		57.6	(e)	88.2
Deferred compensation	308.1	—	—		—		308.1
Long-term acquisition-related obligations	153.6	—	—		—		153.6
Long-term operating lease liabilities	535.0	37.4	—		—		572.4
Long-term payable under tax receivable agreement	—	42.0	(42.0	)(g)	—		—
Other	336.0	0.6	42.1	(f)(g)	2.4	(f)	381.1

Total liabilities	6,749.0	1,142.3	—		1,040.3		8,931.6

Redeemable noncontrolling interest	8.4	—	—		—		8.4
Company shareholders’ equity:
Common stock	0.5	0.4	—		(0.3	)(g)	0.6
Treasury Stock	—	(1.5)	—		1.5	(g)	—
Additional paid-in capital	1,056.6	159.2	—		806.7	(g)	2,022.5
Retained earnings	3,117.0	148.1	—		(200.1	)(h)	3,065.0
Shares held in trust	(5.8)	—	—		—		(5.8)
Accumulated other comprehensive loss	(425.9)	(0.7)	—		0.7	(g)	(425.9)

Total Company shareholders’ equity	3,742.4	305.5	—		608.5		4,656.4
Noncontrolling interest	52.7	—	—		—		52.7

Total equity	3,795.1	305.5	—		608.5		4,709.1

Total liabilities and equity	$10,552.5	$1,447.8	$—		$1,648.8		$13,649.1

See the accompanying notes to the unaudited pro forma combined financial information.

UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME

($ in millions, except share and per share data)	Historical Three months ended March 31, 2019		Pro Forma Reclassification Adjustments (Note 4)		Pro Forma Adjustments (Note 7)		Pro Forma Combined
	JLL	HFF
Revenue:
Revenue before reimbursements	$1,961.6	$—	$161.9	(h)	$(1.1	)(a)	$2,122.4
Reimbursements	1,859.0	—	1.2	(i)	—		1,860.2
Capital markets services	—	153.4	(153.4	)(h)	—		—
Interest on mortgage notes receivables	—	4.6	(4.6	)(h)	—		—
Other	—	1.2	(1.2	)(i)	—		—

Total revenue	$3,820.6	$159.2	$3.9		$(1.1)		$3,982.6

Operating expenses:
Compensation and benefits	$1,163.8	$—	$110.6	(j)	$5.5	(b)(c)	$1,279.9
Operating, administrative and other	707.3	—	16.6	(k)	—		723.9
Reimbursed expenses	1,859.0	—	1.2	(k)	—		1,860.2
Depreciation and amortization	46.5	6.1	(4.9	)(h)	5.1	(a)	52.8
Restructuring and acquisition charges	18.6	—	1.6	(n)	(7.2	)(d)	13.0
Cost of services	—	90.3	(90.3	)(j)	—		—
Personnel	—	20.3	(20.3	)(j)	—		—
Occupancy	—	4.2	(4.2	)(k)	—		—
Travel and entertainment	—	5.9	(5.9	)(k)	—		—
Supplies, research and printing	—	2.3	(2.3	)(k)	—		—
Insurance	—	0.7	(0.7	)(k)	—		—
Professional fees	—	3.2	(3.2	)(k)(n)	—		—
Interest on warehouse line of credit	—	3.9	(3.9	)(h)	—		—
Other	—	3.4	(3.4	)(h)(k)	—		—

Total operating expenses	3,795.2	140.3	(9.1)		3.4		3,929.8

Operating income	25.4	18.9	13.0		(4.5)		52.8
Interest expense, net of interest income	9.6	—	(1.1	)(l)	8.5	(e)	17.0
Interest and other income	—	14.2	(14.2	)(h)(l)(m)	—		—
Equity earnings from real estate ventures	5.0	—	0.1	(m)	—		5.1
Other (expense) income	(0.3)	—	—		—		(0.3)

Income before income taxes and noncontrolling interest	20.5	33.1	—		(13.0)		40.6
Income tax (benefit) provision	(0.7)	5.3	—		(3.5	)(f)	1.1

Net income	21.2	27.8	—		(9.5)		39.5
Net income attributable to noncontrolling interest	(0.1)	—	—		—		(0.1)

Net income attributable to the Company	21.3	27.8	—		(9.5)		39.6
Net income attributable to common shareholders	$21.3	$27.8	$—		$(9.5)		$39.6

Basic weighted average shares outstanding (in 000’s)	45,674	39,681			6,091	(g)	51,765

Basic earnings per common share	$0.47	$0.70					$0.76

Diluted weighted average shares outstanding (in 000’s)	46,019	40,309			6,846	(g)	52,865

Diluted earnings per common share	$0.46	$0.69					$0.75

($ in millions, except share and per share data)	Historical Year ended December 31, 2018		Pro Forma Reclassification Adjustments (Note 4)		Pro Forma Adjustments (Note 7)		Pro Forma Combined
	JLL	HFF
Revenue:
Revenue before reimbursements	$9,089.5	$—	$673.1	(h)	$(3.7	)(a)	$9,758.9
Reimbursements	7,228.9	—	4.3	(i)	—		7,233.2
Capital markets services	—	631.5	(631.5	)(h)	—		—
Interest on mortgage notes receivables	—	26.2	(26.2	)(h)	—		—
Other	—	4.3	(4.3	)(i)	—		—

Total revenue	$16,318.4	$662.0	$15.4		$(3.7)		$16,992.1

Operating expenses:
Compensation and benefits	$5,206.8	$—	$447.0	(j)	$64.8	(b)(c)	$5,718.6
Operating, administrative and other	2,950.9	—	69.5	(k)	—		3,020.4
Reimbursed expenses	7,228.9	—	4.3	(k)	—		7,233.2
Depreciation and amortization	186.1	23.9	(19.2	)(h)	20.4	(a)	211.2
Restructuring and acquisition charges	38.8	—	—		—		38.8
Cost of services	—	366.2	(366.2	)(j)	—		—
Personnel	—	80.8	(80.8	)(j)	—		—
Occupancy	—	16.1	(16.1	)(k)	—		—
Travel and entertainment	—	21.5	(21.5	)(k)	—		—
Supplies, research and printing	—	9.8	(9.8	)(k)	—		—
Insurance	—	2.9	(2.9	)(k)	—		—
Professional fees	—	7.4	(7.4	)(k)	—		—
Interest on warehouse line of credit	—	22.4	(22.4	)(h)	—		—
Other	—	16.3	(16.3	)(h)(k)	—		—

Total operating expenses	15,611.5	567.3	(41.8)		85.2		16,222.2

Operating income	706.9	94.7	57.2		(88.9)		769.9
Interest expense, net of interest income	51.1	—	(2.5	)(l)	28.9	(e)	77.5
Interest and other income	—	60.0	(60.0	)(h)(l)(m)	—		—
Increase in payable under the tax receivable arrangement	—	(1.2)	1.2	(n)	—		—
Equity earnings from real estate ventures	32.8	—	0.3	(m)	—		33.1
Other income	17.4	—	(1.2	)(n)	—		16.2

Income before income taxes and noncontrolling interest	706.0	153.5	—		(117.8)		741.7
Provision for income taxes	214.3	37.5	—		(31.8	)(f)	220.0

Net income	491.7	116.0	—		(86.0)		521.7
Net income attributable to noncontrolling interest	7.2	—	—		—		7.2

Net income attributable to the Company	484.5	116.0	—		(86.0)		514.5
Dividends on unvested common stock, net of tax benefit	0.4	—	—		—		0.4

Net income attributable to common shareholders	$484.1	$116.0	$—		$(86.0)		$514.1

Basic weighted average shares outstanding (in 000’s)	45,517	39,205			5,997	(g)	51,514

Basic earnings per common share	$10.64	$2.96					$9.98

Diluted weighted average shares outstanding (in 000’s)	45,931	40,277			6,452	(g)	52,383

Diluted earnings per common share	$10.54	$2.88					$9.81

See the accompanying notes to the unaudited pro forma combined financial information.

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE MERGER

The Merger Agreement provides that, pursuant to the terms and subject to the conditions set forth therein, Merger Sub will merge with and into HFF, with HFF continuing as the surviving corporation and as a wholly owned subsidiary of JLL. Immediately following the effective time, HFF, as the surviving corporation in the Merger, will merge with and into Merger LLC, with Merger LLC surviving the Subsequent Merger and continuing as a wholly owned subsidiary of JLL. The Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement have been unanimously approved by the JLL Board and the HFF Board. The closing is expected to occur during the third quarter of 2019, subject to the satisfaction or waiver of applicable closing conditions.

2.	BASIS OF PRO FORMA PRESENTATION

The accompanying unaudited pro forma combined financial statements and related notes were prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma combined statements of income for the three months ended March 31, 2019 and for the year ended December 31, 2018 combines the historical consolidated statements of comprehensive income of JLL and HFF, giving effect to the Merger as if it had been completed on January 1, 2018. The accompanying unaudited pro forma combined balance sheet as of March 31, 2019 combines the historical consolidated balance sheets of JLL and HFF, giving effect to the Merger as if it had been completed on March 31, 2019. Both JLL and HFF have a fiscal year end of December 31.

JLL’s and HFF’s historical consolidated financial statements were prepared in accordance with U.S. GAAP and are presented in U.S. dollars. As discussed in Note 4, certain reclassifications were made to align JLL’s and HFF’s financial statement presentation. The accounting policies used in the preparation of this unaudited pro forma combined financial information are those set out in JLL’s audited consolidated financial statements as of and for the year ended December 31, 2018.

The unaudited pro forma combined financial information has been prepared using the acquisition method of accounting in accordance with the business combination accounting guidance as provided in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with JLL treated as the accounting acquirer and HFF as the accounting acquiree. The unaudited pro forma combined financial information may differ from the final purchase accounting for a number of reasons, including the fact that the estimates of fair values of assets and liabilities acquired are preliminary and subject to change when the formal valuation and other studies are finalized. The differences that may occur between the preliminary estimates and the final purchase accounting could have a material impact on the accompanying unaudited pro forma combined financial information. Therefore, the purchase price allocation and related adjustments reflected in these unaudited pro forma combined financial statements are preliminary and subject to revision based on a final determination of fair value.

The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the Merger, (ii) factually supportable and (iii) with respect to the unaudited pro forma combined statement of operations, expected to have a continuing impact on the operating results of the combined company. The unaudited pro forma combined financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies, or cost savings that may result from the Merger or of any integration costs.

All amounts presented within these Notes to Unaudited Pro Forma Combined Financial Statements are in millions, except per share data, unless otherwise specified.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of this unaudited pro forma combined financial information are those set out in JLL’s audited consolidated financial statements as of and for the year ended December 31, 2018. Management has determined that certain adjustments, described in Note 7(b), are necessary to conform HFF’s historical consolidated financial statements to the accounting policies used by JLL in the preparation of the unaudited pro forma combined financial information. The adjustment amounts are subject to change as further assessment is performed and finalized for purchase accounting. These adjustments have no effect on previous reported total assets, total liabilities, shareholders’ equity or income from continuing operations.

As part of the application of ASC Topic 805, JLL will conduct a more detailed review of HFF’s accounting policies in an effort to determine if differences in accounting policies require further reclassification or adjustment of HFF’s results of operations or reclassification or adjustment of assets or liabilities to conform to JLL’s accounting policies and classifications. Therefore, JLL may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma combined financial information. In certain cases, the information necessary to evaluate the differences in accounting policies and the impacts thereof may not be available until after the Merger is completed.

4.	HFF RECLASSIFICATION ADJUSTMENTS

The following reclassification adjustments were made to conform the presentation of HFF’s historical consolidated balance sheet as of March 31, 2019 to JLL’s presentation:

(a)	To reclassify $2.3 million of interest receivables and employee advances from Trade receivables, net to Notes and other receivables.

(b)	To reclassify $5.2 million from Restricted cash and $1.2 million from Prepaid taxes to Prepaid & other.

(c)	To reclassify $25.0 million of held to maturity securities from Securities—held to maturity to Other assets.

(d)	To reclassify $0.1 million of capital lease obligations from Current portion of long-term debt to Short-term borrowings.

(e)	To reclassify $8.3 million from Payable under tax receivable agreement to Other liabilities.

(f)	To reclassify $0.1 million of liabilities related to capital leases from Long-term debt, net of debt issuance costs to Other liabilities.

(g)	To reclassify $42.0 million from Long-term payable under tax receivable agreement to Other liabilities.

The following reclassification adjustments were made to conform the presentation of HFF’s historical consolidated statement of comprehensive income for the three months ended March 31, 2019 to JLL’s presentation:

(h)	Reclassifications to Revenue before reimbursements totaled $161.9 million, comprised of $171.0 million of reclassified revenues and $8.8 million of reclassified operating expenses.

(in millions)
Capital markets services	$(153.4)
Interest on mortgage notes receivables	(4.6)
Interest and other income	(13.0)

Total reclassified revenues	$(171.0)

Depreciation and amortization	$(4.9)
Interest on warehouse line of credit	(3.9)
Other (operating expense)	(0.3)

Total reclassified operating expenses	$(9.1)

Total reclassified to Revenue before reimbursements	$161.9

(i)	To reclassify $1.2 million of reimbursements from clients from Other to Reimbursements.

(j)	To reclassify $90.3 million of compensation costs from Cost of services and $20.3 million of personnel costs from Personnel to Compensation and benefits.

(k)

Reclassifications to Operating, administrative and other of $16.6 million comprised of $4.2 million from Occupancy, $5.9 million from Travel and entertainment, $2.3 million from Supplies, research and printing, $0.7 million from Insurance, $1.6 million from Professional fees, and $3.1 million from Other, less $1.2 million of client reimbursements reclassified to Reimbursed expenses.

(l)	To reclassify $1.1 million of interest income from Interest and other income to Interest expense, net of interest income.

(m)	To reclassify $0.1 million of income from joint ventures from Interest and other income to Equity earnings from real estate ventures.

(n)	To reclassify $1.6 million of non-recurring charges related to the transaction from Professional fees to Restructuring and acquisition charges.

The following reclassification adjustments were made to conform the presentation of HFF’s historical consolidated statement of comprehensive income for the year ended December 31, 2018 to JLL’s presentation:

(h)	Reclassifications to Revenue before reimbursements totaled $673.1 million, comprised of $714.9 million of reclassified revenues and $41.8 million of reclassified operating expenses.

(in millions)
Capital markets services	$(631.5)
Interest on mortgage notes receivables	(26.2)
Interest and other income	(57.2)

Total reclassified revenues	$(714.9)

Depreciation and amortization	$(19.2)
Interest on warehouse line of credit	(22.4)
Other (operating expense)	(0.2)

Total reclassified operating expenses	$(41.8)

Total reclassified to Revenue before reimbursements	$673.1

(i)	To reclassify $4.3 million of reimbursements from clients from Other to Reimbursements.

(j)	To reclassify $366.2 million of compensation costs from Cost of services and $80.8 million of personnel costs from Personnel to Compensation and benefits.

(k)

Reclassifications to Operating, administrative and other of $69.5 million comprised of $16.1 million from Occupancy, $21.5 million from Travel and entertainment, $9.8 million from Supplies, research and printing, $2.9 million from Insurance, $7.4 million from Professional fees, and $16.1 million from Other, less $4.3 million of client reimbursements reclassified to Reimbursed expenses.

(l)	To reclassify $2.5 million of interest income from Interest and other income to Interest expense, net of interest income.

(m)	To reclassify $0.3 million of income from joint ventures from Interest and other income to Equity earnings from real estate ventures.

(n)	To reclassify $1.2 million from Increase in payable under the tax receivable arrangement to Other income.

5.	PRELIMINARY PURCHASE PRICE ALLOCATION

Estimated Merger Consideration

The fair value of consideration to be transferred upon completion of the Merger will include (i) the fair value of JLL common stock to be issued to HFF stockholders pursuant to the Merger agreement (ii) the fair value of the JLL equity awards issued in exchange for HFF equity awards assumed for pre-combination service and retention and (iii) cash consideration offered to HFF stockholders for each share of historical HFF share owned pursuant to the Merger agreement. The estimated Merger Consideration is as follows:

($ in millions except per share data)	Note		Amount
Cash consideration
HFF common shares outstanding (in thousands)			39,907
Multiplied by Merger Agreement cash consideration per share paid to HFF stockholders			$24.63

Preliminary estimate of cash consideration paid to HFF stockholders			$982.9

Share consideration	(i	)
HFF common shares outstanding (in thousands)			39,907
Multiplied by Merger Agreement exchange ratio per share of HFF common stock			0.1505
Multiplied by per share price of JLL common stock as calculated by the Merger Agreement	(ii	)	$154.34

Preliminary estimate of fair value of common stock issued to HFF stockholders			$927.0

HFF RSUs outstanding (in thousands)	(iii	)	840
Multiplied by Merger Agreement exchange ratio per share for HFF RSUs			0.3010
Multiplied by per share price of JLL common stock as calculated by the Merger Agreement	(ii	)	$154.34

Preliminary estimate of fair value of JLL RSUs issued to holders of HFF RSUs			$39.0

Total consideration
Cash consideration			$982.9
Common share consideration			927.0
Restricted share consideration			39.0

Estimate of total consideration expected to be transferred			$1,948.9

(i)

HFF stock options outstanding at deal close will cease and be converted into options to purchase JLL common stock on the same terms that were applicable under the HFF stock options. The number of JLL stock options to be issued was insignificant to total consideration transferred.

(ii)

The estimated total consideration expected to be transferred reflected in the unaudited pro forma combined financial statements does not purport to represent the actual consideration that will be transferred when the Merger is completed. The price per share will be based on a closing volume-weighted average share price of JLL common stock leading up to the closing date, which will be measured on the date the Merger is completed at the then-current market prices 5 days leading up to this date. For purposes of this presentation only, the value of each share of JLL common stock is based on the volume-weighted average share price of JLL common stock for the 5-day period ended April 18, 2019.

(iii)

Certain equity awards historically granted to HFF employees will not be settled upon completion of the Merger, and instead will be converted into replacement awards issued by JLL. The total Merger Consideration will include the portion of the fair value of the replacement awards that is attributed to pre-combination services. The fair value attributable to post-combination services will be recorded as compensation expense in JLL’s post-Merger financial statements.

The final estimated Merger Consideration could significantly differ from the amounts presented in the unaudited pro forma combined financial information due to movements in the price of JLL common stock up to the closing date of the Merger transactions. A sensitivity analysis related to the fluctuation in the price of JLL common stock was performed to assess the impact a hypothetical change of 20% on the closing volume-weighted average trading price of JLL common stock on NYSE for the 5 consecutive trading days ending on (and including) April 18, 2019 would have on the estimated Merger Consideration and goodwill as of the closing date of the Merger transactions.

Change in Fair Value of JLL Common Shares	5 Day Rolling Average Price JLL Common Shares	Estimated Merger Consideration	Estimated Goodwill
	($ in millions, except share price)
Increase of 20%	$185.21	$2,142.1	$1,746.9
Decrease of 20%	$123.47	$1,755.7	$1,360.5

Preliminary Purchase Price Allocation

The preliminary estimated Merger Consideration as shown in the table above is allocated to the tangible and intangible assets acquired and liabilities assumed of HFF based on their preliminary estimated fair values. The fair value assessments are preliminary and are based on available information and certain assumptions, which JLL believes are reasonable. The following table sets forth a preliminary allocation of the estimated Merger Consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of HFF using HFF’s consolidated balance sheet as of March 31, 2019, with the excess recorded to goodwill:

Description (in millions)	Amount
Preliminary fair value of estimated total acquisition consideration	$1,948.9

Assets
Cash and cash equivalents	$235.2
Restricted cash	5.2
Trade receivables, net	10.3
Mortgage notes receivables	966.7
Prepaid taxes	1.2
Prepaid & other current assets	18.9
Property and equipment, net	18.8
Operating lease right-of-use assets	35.0
Deferred tax assets, net	—
Identified intangibles, net	268.5
Securities—held to maturity	25.0
Other assets	12.7

Total assets	$1,597.5

Liabilities
Current portion of long-term debt	$0.1
Current portion of operating lease liabilities	9.4
Warehouse facilities	961.3
Accrued compensation & benefits	49.7
Accounts payable and accrued liabilities	4.4
Payable under tax receivable agreement	8.3
Deferred tax liabilities, net	57.6
Other current liabilities	29.0
Long-term payable under tax receivable agreement	44.4
Long-term debt, less current portion	0.1
Noncurrent operating lease liabilities	37.4
Other liabilities	0.6

Total liabilities	$1,202.3

Net assets	$395.2

Goodwill	$1,553.7

6.	ADJUSTMENTS TO THE UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(a)

Represents adjustments to the combined company cash balance, including (i) net proceeds from JLL’s new debt financing, (ii) cash consideration for outstanding shares of HFF common stock, and (iii) JLL and HFF transaction costs anticipated to be paid by each party in connection with completing the Merger.

Description (in millions)	Note		Amount
Cash Sources
Debt drawn on existing credit facilities	(i	)	$980.3

Total sources			$980.3
Cash Uses
Cash consideration for outstanding shares of HFF common stock	(ii	)	$982.9
Transaction expenses	(iii	)	52.0
Retention bonuses	(iv	)	21.6

Total uses			$1,056.5

Pro forma adjustment to Cash and cash equivalents			$(76.2)

(i)	To fund amounts payable in connection with the Merger, JLL expects to incur borrowings under its existing credit facility, in an aggregate amount of $980.3 million.
(ii)

Represents the cash consideration to be paid to former stockholders of HFF common stock. Per the terms of the Merger agreement, HFF stockholders will be entitled to $24.63 per share of outstanding common stock held.

(iii)	Reflects estimated cash paid for transaction costs to be incurred by JLL and HFF.
(iv)	Refer to note (b) below for further detail on retention bonuses.

(b)

Represents an adjustment of $21.6 million to record a receivable in connection with cash retention bonuses issued to former employees of HFF at the effective time. The amount is paid upfront and is subject to an enforceable three year clawback provision. The cost will be recognized as compensation expense over the service period.

(c)

Represents adjustments to remove HFF’s historical goodwill of $8.6 million and record goodwill associated with the Merger of $1,553.7 million estimated as a result of the preliminary purchase price allocation described in Note 5.

Description (in millions)	Note		Amount
Elimination of HFF’s historical goodwill			$(8.6)
Goodwill at fair value	(i	)	1,553.7

Pro forma adjustment to Goodwill			$1,545.1

(i)	Goodwill represents the difference between the fair value of the estimated Merger Consideration and the estimated fair value of the assets acquired and liabilities assumed in the Merger.

(d)	Represents adjustments to arrive at the estimated fair value of HFF’s identifiable intangible assets:

Description ($ in millions)	Amount	Estimated Useful Life
Elimination of HFF’s historical intangible assets	$(74.3)
Fair value of mortgage servicing rights	92.5	3-10 Years
Fair value of other identifiable intangible assets acquired	176.0	3-10 Years

Pro forma adjustment to Identifiable intangibles, net	$194.2

JLL determined a preliminary estimate of acquired intangible assets. The intangible assets, including client relationships, developed technology, and above/below market leases, will be amortized based on estimated useful lives of three to ten years.

These preliminary estimates of fair value and estimated useful lives will likely be different from the amounts included in the final purchase accounting, and the difference could have a material impact on the accompanying unaudited pro forma combined financial statements. Once JLL has full access to information about HFF’s intangible assets, there will likely be impacts to what JLL has assumed in these unaudited pro forma combined financial statements for (i) the estimated total value assigned to identifiable intangible assets and/or (ii) the estimated useful lives of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to JLL only upon access to additional information and/or by changes in such factors that may occur prior to completion of the Merger. These factors include, but are not limited to, changes in the regulatory, legislative, legal, technological and/or competitive environments. The combined effect of any such changes could also result in a significant change to JLL’s estimate of associated amortization expense.

(e)

Represents a preliminary estimate of the net increase in deferred tax liabilities of $93.5 million primarily resulting from preliminary fair market value adjustments to goodwill and intangibles (see (c) and (d) above), offset by the reclassification of the deferred tax assets of $35.9 million. These changes may be different than the changes reflected in final purchase accounting. Deferred taxes on HFF’s pre-tax pro forma adjustments were established based on an estimated blended federal and state statutory tax rate of 27%. The estimated blended federal and state tax rate is not necessarily indicative of the effective tax rate of the combined company.

(f)	Represents an adjustment to arrive at the estimated fair value of HFF’s tax receivable agreement.

(g)

Represents the elimination of HFF’s shareholders’ equity balances as of March 31, 2019, the issuance of 6.0 million shares of JLL common stock (valued at $927.0 million for purposes of this pro forma information per the estimated Merger Consideration in Note 5 above) as consideration in the Merger, and the impact of replacement awards granted in connection with the Merger.

Description (in millions)	Amount
Elimination of HFF historical Treasury stock	$1.5

Elimination of HFF historical Accumulated other comprehensive loss	$0.7

Elimination of HFF historical Common stock	$(0.4)
Estimated value of JLL common stock issued for outstanding shares of HFF common stock—at par value	0.1

Pro forma adjustment to Common stock	$(0.3)

Elimination of HFF historical Additional paid-in capital	$(159.2)
Estimated value of JLL common stock issued for outstanding shares of HFF common stock in excess of par value	926.9
Estimated value of JLL replacement awards	39.0

Pro forma adjustment to Additional paid-in capital	$806.7

(h)	Represents the elimination of HFF’s historical retained earnings and the impact to JLL’s retained earnings to record transaction costs.

Description (in millions)	Amount
Elimination of HFF historical Retained earnings	$(148.1)
Adjustment for transaction costs to Retained earnings	(52.0)

Pro forma adjustment to Retained earnings	$(200.1)

7.	ADJUSTMENTS TO THE UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

(a)

Represents the adjustments to record the elimination of historical amortization expense and recognition of new amortization expense related to acquired identifiable intangible assets. The amortization of mortgage servicing rights is based on the estimated period that net servicing income is projected to be received. The amortization of other acquired intangible assets is based on the periods over which the economic benefits of the intangible assets are expected to be realized.

Description (in millions)	Note		Three months ended March 31, 2019	Year ended December 31, 2018
Elimination of HFF’s historical amortization of mortgage servicing rights			$(4.9)	$(19.2)
Amortization of mortgage servicing rights			6.0	22.9

Pro forma adjustment to Revenue before reimbursements	(i	)	$(1.1)	$(3.7)
Elimination of HFF’s historical intangible asset amortization			$—	$(0.1)
Amortization of other acquired intangible assets			5.1	20.5

Pro forma adjustment to Depreciation and amortization			$5.1	$20.4

(i)	Due to differences in financial statement presentation between JLL and HFF, the amortization of mortgage servicing rights is reflected in Revenue before reimbursements. Refer to note 4(h) above.

For each increase of $90 million to the adjustment to other acquired definite-lived intangible assets with a useful life greater than one year, assuming a weighted average useful life of 8 years, amortization expense included in Depreciation and amortization would increase by approximately $4.0 million and $15.0 million for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively.

(b)

Represents an adjustment to reflect a $2.4 million decrease and a $5.0 million increase in stock-based compensation expense for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively, for replacement restricted stock unit awards to HFF employees in connection with the Merger. These amounts reflect the alignment of expense recognition approach to JLL’s accounting policy for stock-based compensation, specifically the graded vesting approach.

(c)

Represents an adjustment to reflect additional compensation expense of $1.8 million and $7.2 million associated with retention cash awards, as well as $6.1 million and $52.6 million associated with equity settled retention awards for HFF employees in connection with the Merger for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively.

(d)	Represents the adjustment to remove $7.2 million of non-recurring charges related to the transaction during the three months ended March 31, 2019.

(e)	Represents the adjustments to recognize interest expense associated with the debt financing drawn on JLL’s existing credit facility to effect the Merger.

A sensitivity analysis on interest expense has been performed to assess the effect of a change of 0.125% of the hypothetical interest rate would have on interest expense. A 0.125% increase or decrease in interest rates would result in a change in interest expense of approximately $0.3 million and $1.2 million for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively.

(f)

A blended federal and state statutory tax rate of 27% for the three months ended March 31, 2019 and the year ended December 31, 2018 has been assumed for the pro forma adjustments. The blended tax rate is not necessarily indicative of the effective tax rate of the combined company.

(g)

The unaudited pro forma combined basic and diluted earnings per share calculations are based on the combined weighted average basic and diluted shares of JLL and HFF. The historical weighted average basic and diluted shares of HFF were assumed to be replaced by the common stock and replacement awards to be issued by JLL to effect the Merger.

The following tables summarize the computation of the unaudited pro forma combined weighted average basic and diluted shares outstanding for the three months ended March 31, 2019 and the year ended December 31, 2018:

Pro forma basic weighted average shares (in thousands)	For the three months ended March 31, 2019		For the year ended December 31, 2018
Historical JLL weighted average shares outstanding	45,674		45,517
Shares of JLL common stock to be issued to HFF stockholders pursuant to the Merger Agreement	6,019		5,925
Impact of JLL’s RSUs to replace HFF’s RSUs	72	(i)	72	(i)
Impact of JLL’s retention awards issued to HFF	n/a		n/a

Pro forma weighted average shares	51,765		51,514

(i)	represents the replacement of HFF’s vested RSUs

Pro forma diluted weighted average shares (in thousands)	For the three months ended March 31, 2019	For the year ended December 31, 2018
Historical JLL weighted average shares outstanding	46,019	45,931
Shares of JLL common stock to be issued to HFF stockholders pursuant to the Merger Agreement	6,019	5,925
Impact of JLL’s RSUs to replace HFF’s RSUs	466	357
Impact of JLL’s retention awards issued to HFF	361	170

Pro forma weighted average shares	52,865	52,383

CERTAIN UNAUDITED PROSPECTIVE FINANCIAL INFORMATION

Given the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections, HFF as a matter of general practice does not publicly disclose detailed projections as to its anticipated financial position or results of operations.

In connection with the evaluation of a possible transaction, HFF management prepared and provided to the HFF Board forward-looking financial information of HFF with respect to fiscal year 2019 as part of its ordinary course budgeting and structure planning, assuming HFF’s continued operation on a standalone, pre-Merger basis (the “HFF Management Projections”), which is summarized below. The HFF Management Projections were provided to Morgan Stanley for its use in connection with its financial analysis and fairness opinion with respect to the Merger Consideration. Morgan Stanley also used the HFF Street Forecasts (as defined below), at the direction of HFF management, in connection with its financial analysis and fairness opinion with respect to the Merger Consideration.

The HFF Management Projections and the HFF Street Forecasts are unaudited and were not prepared with a view toward public disclosure or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. HFF’s independent registered public accounting firm or any other independent accountant has not compiled, examined or performed any procedures with respect to the HFF Management Projections or the HFF Street Forecasts or expressed any opinion or any other form of assurance on the HFF Management Projections or the HFF Street Forecasts or their achievability, and HFF’s independent registered public accounting firm assumes no responsibility for, and disclaims any association with, the HFF Management Projections or the HFF Street Forecasts.

None of the HFF Management Projections were intended for public disclosure. Summaries of the HFF Management Projections and the HFF Street Forecasts are included in this proxy statement/prospectus only because the HFF Management Projections were made available to Morgan Stanley, and the HFF Street Forecasts and the JLL Street Forecasts were used by Morgan Stanley at the direction of and with the consent of HFF management, respectively. The inclusion of the summaries of the HFF Management Projections, the HFF Street Forecasts and the JLL Street Forecasts in this proxy statement/prospectus does not constitute an admission or representation by HFF, its board of directors or its financial advisor considered, or now considers, these HFF Management Projections, the HFF Street Forecasts or the JLL Street Forecasts to be a reliable predictor of future results. Further, the inclusion of the HFF Management Projections, the HFF Street Forecasts and the JLL Street Forecasts in this proxy statement/prospectus does not constitute an admission or representation by HFF that this information is material.

In the view of HFF management, the HFF Management Projections were prepared on a reasonable basis reflecting HFF management’s best available estimates and judgments regarding HFF’s future financial performance (without synergies related to the Merger) at the time of their preparation. The HFF Management Projections, the HFF Street Forecasts and the JLL Street Forecasts are not facts and should not be relied upon as necessarily predictive of actual future results. You are cautioned not to place undue reliance upon the HFF Management Projections, the HFF Street Forecasts or the JLL Street Forecasts. Some or all of the assumptions that have been made in connection with the preparation of the HFF Management Projections, the HFF Street Forecasts and the JLL Street Forecasts may have changed since the date the HFF Management Projections, the HFF Street Forecasts and the JLL Street Forecasts were prepared. In addition, certain information below provides summaries of the key assumptions related to the HFF Management Projections and does not purport to be a comprehensive overview of all assumptions reflected in the HFF Management Projections. The ultimate performance of HFF or JLL, respectively, could be materially different than the applicable HFF Management Projections, the HFF Street Forecasts or the JLL Street Forecasts. None of HFF or any of its affiliates, advisors or other representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the

HFF Management Projections, the HFF Street Forecasts, the JLL Street Forecasts or the ultimate performance of HFF relative to the HFF Management Projections and the HFF Street Forecasts. Except as required by applicable law, none of HFF or any of its affiliates, advisors or other representatives intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the HFF Management Projections, the HFF Street Forecasts or the JLL Street Forecasts if any or all of them have changed or change or otherwise are or become inaccurate (even in the short term). These considerations should be taken into account if reviewing or evaluating the HFF Management Projections, the HFF Street Forecasts and the JLL Street Forecasts, which were prepared as of an earlier date and, in the case of the HFF Street Forecasts and the JLL Street Forecasts, by persons other than HFF, its affiliates, advisors or representatives, including its financial advisor.

The HFF Management Projections, the HFF Street Forecasts and the JLL Street Forecasts do not necessarily reflect changes in general business or economic conditions since the time they were prepared, changes in HFF’s or JLL’s, as applicable, businesses or prospects or any other transactions or events that have occurred or that may occur and that were not anticipated at the time the HFF Management Projections, the HFF Street Forecasts and the JLL Forecasts were prepared, and the HFF Management Projections, the HFF Street Forecasts and the JLL Forecasts are not necessarily indicative of current values or predictive of future performance, which may be significantly more favorable or less favorable than as set forth therein and should not be regarded as a representation that the financial forecasts, projected results or other estimates and assumptions therein will be achieved.

Because the HFF Management Projections, the HFF Street Forecasts and the JLL Street Forecasts reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The HFF Management Projections, the HFF Street Forecasts and the JLL Street Forecasts constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to materially differ from the projected results, including, without limitation, in the case of the HFF Management Projections and the HFF Street Forecasts, the factors described in the section entitled “Risk Factors” beginning on page 31 and the factors described in the section entitled “Risk Factors” in HFF’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019 (as amended on Form 10-K/A filed with the SEC on April 30, 2019), and in HFF’s other public filings with the SEC. For additional information on factors that may cause HFF’s future financial results to materially vary from the projected results summarized below, see the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 1. Accordingly, there can be no assurance that the projected results summarized below will be realized or that actual results will not differ materially from the projected results summarized below, and the HFF Management Projections, the HFF Street Forecasts and the JLL Street Forecasts cannot be considered a guarantee of future operating results and should not be relied upon as such. No representation is made by HFF or any of its affiliates, advisors or other representatives or any other person to any HFF stockholder or any other person regarding the actual performance of HFF or JLL, respectively, compared to the results included in the HFF Management Projections, the HFF Street Forecasts, the JLL Street Forecasts or otherwise.

The HFF Management Projections, the HFF Street Forecasts and the JLL Street Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding HFF and JLL, respectively, contained in their respective public filings with the SEC and herein. See the section entitled “Where You Can Find More Information” beginning on page 230. In addition, stockholders of HFF are urged to review the section entitled “Risk Factors” beginning on page 31. The HFF Management Projections, the HFF Street Forecasts and the JLL Street Forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the effect of the Merger, any failure of the Merger to be consummated and related matters, and should not be viewed in any manner in that context.

HFF Management Projections

The following table presents a summary of the HFF Management Projections:

HFF Management Projections (Prepared by HFF Management) (Unaudited)

Fiscal Year Ending (Dollars in Millions, except per share data)

December 31, 2019E
Total revenue	686.2
Operating expenses	582.3
Operating income	103.9
Income before income taxes	164.4
Net income	118.4
Diluted earnings per common share(1)	2.86
EBITDA(2)	189.0
Adjusted EBITDA(3)(4)	177.7
Adjusted EBITDA Margin(5)	25.9%

(1)	Represents net income divided by the weighted average number of fully diluted shares outstanding of HFF Class A Common Stock anticipated for the year ending December 31, 2019.
(2)	Represents income before income taxes plus interest expense and depreciation and amortization.
(3)

Represents EBITDA adjusted to exclude stock-based compensation expense, which is a non-cash charge, the initial recording of mortgage servicing rights that are acquired with no initial consideration and the inherent value of servicing rights, which are non-cash income amounts and increases or decreases in the payable under the tax receivable agreement, which represent changes in a liability recorded on HFF’s consolidated balance sheet determined by the ongoing remeasurement of related deferred tax assets and, therefore can be income or expense in HFF’s consolidated statement of income in any individual period.

(4)

Morgan Stanley calculated unlevered free cash flow for HFF for 2H 2019 of $81.2 million by reducing 2H 2019 Adjusted EBITDA of $110.2 million by stock-based compensation ($11.8 million for 2H 2019), taxes ($14.6 million for 2H 2019) and capital expenditures ($2.5 million for 2H 2019).

(5)	Represents Adjusted EBITDA divided by Total revenue.

The HFF Management Projections reflect various estimates, assumptions and methodologies of HFF management, all of which are difficult to predict and many of which are beyond HFF’s control, including, among others, assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions and matters specific to HFF’s businesses. Such estimates, assumptions and methodologies of HFF management include, but are not limited to, the following (in each case for the year ending December 31, 2019):

•	HFF’s continued operation on a standalone, pre-Merger basis;

•	Revenue growth of 3.6%;

•	Total expense increases of 2.6%;

•	An annual effective tax rate of 28.0%; and

•	Approximately 41.3 million weighted average diluted shares outstanding.

HFF Street Forecasts

For purposes of Morgan Stanley’s opinion to the HFF Board as to the fairness of the Merger Consideration, the HFF Board consented to Morgan Stanley using certain publicly available financial information in a Wall Street research report and certain assumptions and extrapolation methodologies described in the footnote to the table below to calculate financial projections for HFF for years 2020 through 2023, with Adjusted EBITDA projected through 2024 (referred to as the “HFF Street Forecasts”), treating HFF on a standalone basis, without giving effect to the Merger and as if the Merger had not been contemplated. The following table presents a summary of the HFF Street Forecasts:

HFF Street Forecasts (Unaudited)

Fiscal Year Ending (Dollars in Millions, except per share data)(1)

	December 31,
	2020E	2021E	2022 E	2023E	2024E
Adjusted EBITDA	183.0	187.2	191.5	196.0	200.5
EBIT	168.6	171.9	175.8	179.9	—
Unlevered Free Cash Flow	104.8	106.5	109.0	111.5	—

(1)

At the direction of HFF management, Morgan Stanley applied the annual growth rates for fiscal years 2020 and 2021 from a publicly available Wall Street research report. These growth rates were applied to 2019E HFF Management Projections for EBITDA and other financial items that impact Adjusted EBITDA and unlevered cash flow to derive the financial projections for 2020E and 2021E, respectively. These annual growth rates ranged from 2.1% to 2.6% for EBITDA. Thereafter, the Adjusted EBITDA growth rate for 2021E of 2.3% was held constant to project depreciation and amortization, stock-based compensation expense, initial recording of MSRs and capital expenditures, for each of 2022E, 2023E and 2024E, in order to derive unlevered free cash flow for each of those respective years.

JLL Street Forecasts

Also for purposes of Morgan Stanley’s opinion to the HFF Board as to the fairness of the Merger Consideration, the HFF Board consented to Morgan Stanley using certain publicly available financial information in a Wall Street research report and certain assumptions and extrapolation methodologies described in the footnote to the table below to calculate financial projections for JLL for years 2019 through 2023, with Adjusted EBITDA projected through 2024 (referred to as the “JLL Street Forecasts”), treating JLL on a standalone basis, without giving effect to the Merger and as if the Merger had not been contemplated. The following table presents a summary of the JLL Street Forecasts:

JLL Street Forecasts (Unaudited)

Fiscal Year Ending (Dollars in Millions, except per share data)(1)

	December 31,
	2H2019E	2020E	2021E	2022 E	2023E	2024E
Adjusted EBITDA	639.0	1,021.0	1,081.0	1,146.0	1,214.0	1,286.0
EBIT	553.0	839.0	882.0	929.0	979.0	—
Unlevered Free Cash Flow	413.3	620.6	660.3	703.0	748.0	—

(1)

JLL did not make available forecasts for future years but did discuss with HFF and Morgan Stanley, JLL’s business and prospects. In the course of those discussions, management for JLL indicated in response to questions from HFF and its representatives that, while JLL was not adopting any analyst forecast, management for JLL believed one analyst in particular analyzed the JLL business well. Accordingly, and with the consent of HFF management, Morgan Stanley utilized financial projections from a publicly available Wall Street research report for JLL financial projections from 2019E through 2023E. The annual Adjusted EBITDA growth rates in the Wall Street research report range from 5.9% to 9.0% during the 2019E to 2023E period, and the 2023E Adjusted EBITDA growth rate of 5.9% was held constant for 2024E to derive Adjusted EBITDA for that year.

NONE OF HFF OR ANY OF ITS AFFILIATES INTENDS TO, AND EACH OF THEM DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE HFF MANAGEMENT PROJECTIONS, THE HFF STREET FORECASTS OR THE JLL STREET FORECASTS TO REFLECT CIRCUMSTANCES EXISTING OR EVENTS OCCURRING AFTER THE RESPECTIVE DATES WHEN THE HFF MANAGEMENT PROJECTIONS, THE HFF STREET FORECASTS OR THE JLL STREET FORECASTS WERE PREPARED OR TO REFLECT THE EXISTENCE OF FUTURE CIRCUMSTANCES OR THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE HFF MANAGEMENT PROJECTIONS, THE HFF STREET FORECASTS OR THE JLL STREET FORECASTS ARE INACCURATE OR NO LONGER APPROPRIATE.

SUBMISSION OF HFF STOCKHOLDER PROPOSALS

As of the date of this proxy statement/prospectus, the HFF Board knows of no matters that will be presented for consideration at the HFF annual meeting other than as described in this proxy statement/prospectus. If the Merger is completed, HFF will have no public stockholders and there will be no public participation in any future stockholder meetings.

The HFF annual meeting is scheduled for July 1, 2019. HFF Stockholders wishing to have a proposal included in HFF’s proxy materials for the HFF annual meeting must have submitted the proposal so that the Secretary of HFF received it no later than December 26, 2018, which was 120 days prior to the first anniversary of the date HFF’s proxy statement for last year’s annual meeting of stockholders was released to stockholders.

Also, under the HFF Bylaws, in order for a matter to be deemed properly presented by a stockholder, timely notice must be received by HFF’s Secretary at the principal executive office of HFF not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting, which was held on May 24, 2018. Therefore, to be timely for the HFF annual meeting, a stockholder’s notice must have been received by the Secretary of HFF on or after January 24, 2019, but not later than February 23, 2019.

However, in the event that the date of the HFF annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from the anniversary date of HFF’s 2018 Annual Meeting of Stockholders, such notice by the stockholder must be so received no earlier than 120 days prior to the 2019 Annual Meeting of Stockholders and not later than the close of business on the later of the 90th day prior to the HFF annual meeting or the 10th day following the day on which public announcement of the date of the HFF annual meeting is first made.

If the Merger is not completed, HFF will hold a 2020 annual meeting of stockholders. HFF stockholders who intend to submit proposals for inclusion in HFF’s proxy materials for the 2020 annual meeting, if such meeting is held, must do so no later than February 4, 2020, which is 120 days prior to the first anniversary of the date this proxy statement/prospectus was released to stockholders.

Notices of intention to present proposals at the HFF annual meeting or the 2020 annual meeting of HFF stockholders, if such meeting is held, should be addressed to the Chief Operating Officer and Secretary of HFF, Inc., One Victory Park, 2323 Victory Avenue, Suite 1200, Dallas Texas 75219. The notice must describe various matters regarding the nominee or proposed business. In addition, pursuant to the HFF Bylaws, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting at which the voting takes place with respect to such stockholder’s proposal, such proposal shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by HFF. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.

LEGAL MATTERS

The validity of the shares of JLL common stock offered by this proxy statement/prospectus is being passed upon for JLL by Morrison & Foerster LLP.

Sidley Austin LLP, Chicago, Illinois, on behalf of JLL, is delivering a legal opinion with respect to certain U.S. federal income tax disclosures included in this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Jones Lang LaSalle Incorporated and subsidiaries as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2018 financial statements refers to a change in the method of accounting for revenue from contracts with customers in 2018 due to the adoption of ASC Topic 606, Revenue Recognition—Revenue from Contracts with Customers.

The consolidated financial statements of HFF, Inc. appearing in HFF, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2018, and the effectiveness of HFF, Inc.’s internal control over financial reporting as of December 31, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

JLL has filed a registration statement on Form S-4 to register with the SEC the JLL common stock to be issued to HFF stockholders in the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of JLL, in addition to being a proxy statement of HFF for the HFF annual meeting. The registration statement, including the attached annexes and exhibits, contains additional relevant information about JLL, JLL common stock and HFF. The rules and regulations of the SEC allow JLL and HFF to omit certain information included in the registration statement from this proxy statement/prospectus.

JLL and HFF file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC filings of JLL and HFF are available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. In addition, you may obtain copies of some of this information by accessing JLL’s website at www.jll.com in the “Investor Relations” section. You may also obtain copies of some of this information by accessing HFF’s website at www.hfflp.com on the “Investor Relations” page. JLL and HFF are not incorporating the contents of the websites of the SEC, JLL, HFF or any other entity into this proxy statement/prospectus. These websites are provided only for your convenience.

The SEC allows JLL and HFF to “incorporate by reference” certain information into this proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus or in later filed documents incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that JLL and HFF have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the HFF annual meeting (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about JLL and HFF and their respective financial performance.

This proxy statement/prospectus incorporates by reference the documents listed below that have previously been filed with the SEC by JLL (File No. 001-13145):

•	JLL’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 26, 2019;

•	JLL’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the SEC on May 8, 2019;

•	JLL’s Definitive Proxy Statement on Schedule 14A for its 2019 Annual Meeting of Stockholders, filed with the SEC on April 18, 2019;

•	JLL’s Current Reports on Form 8-K, filed with the SEC on March 5, 2019 and March 21, 2019;

•	Any description of JLL’s capital stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

This proxy statement/prospectus incorporates by reference the documents listed below that have previously been filed with the SEC by HFF (File No. 001-33280):

•	HFF’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 28, 2019 (as amended on Form 10-K/A, filed with the SEC on April 30, 2019);

•	HFF’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the SEC on May 7, 2019;

•	HFF’s Current Reports on Form 8-K, filed with the SEC on March 19, 2019, March 20, 2019 and March 22, 2019;

•	Any description of HFF’s capital stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

The Merger Agreement attached to this proxy statement/prospectus as Annex A is also incorporated by reference herein.

JLL has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to JLL, and HFF has supplied all information contained in this proxy statement/prospectus relating to HFF. Neither JLL nor HFF has authorized anyone to give any information or make any representation about the transaction that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this document speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Documents incorporated by reference are available from JLL or HFF, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus. Documents incorporated by reference are also available at www.sec.gov. JLL stockholders or HFF stockholders, as applicable, may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

Jones Lang LaSalle Incorporated

200 East Randolph Drive

Chicago, Illinois 60601

Attention: Investor Relations

Telephone: (312) 782-5800

HFF, Inc.

2323 Victory Avenue, Suite 1200

Dallas, Texas 75219

Attention: Investor Relations

Telephone: (214) 265-0880

To obtain timely delivery of the documents in advance of the HFF annual meeting, you must request them no later than June 21, 2019.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

This proxy statement/prospectus is dated May 31, 2019. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such information. Neither its mailing to stockholders nor the issuance of JLL common stock in the Merger will create any implication to the contrary.

HOUSEHOLDING

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement/prospectus may have been sent to multiple stockholders in your household. HFF will promptly deliver a separate copy of this proxy statement/prospectus to you if you request one by writing or calling as follows: Investor Relations, HFF, Inc., One Victory Park, 2323 Victory Avenue, Suite 1200, Dallas, Texas 75219, Telephone: (713) 852-3500, email: InvestorRelations@hfflp.com. If you want to receive separate copies of the annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number

EXECUTION VERSION

ANNEX A—AGREEMENT AND PLAN OF MERGER

among

JONES LANG LASALLE INCORPORATED,

JLL CM, INC.,

JLL CMG, LLC

and

HFF, INC.

Dated as of March 18, 2019

EXECUTION VERSION

(Continued)

(Continued)

ANNEX AND EXHIBIT INDEX

Annex I Defined Term Index

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit C	Form of Certificate of Formation of the Surviving Company
Exhibit D	Form of Operating Agreement of the Surviving Company

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of March 18, 2019 (as amended in accordance with the terms hereof, this “Agreement”), is by and among JONES LANG LASALLE INCORPORATED, a Maryland corporation (“Parent”), JLL CM, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), JLL CMG, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger LLC”), and HFF, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company with the Company as the Surviving Corporation (the “Merger”), in accordance with the Delaware General Corporation Law (the “DGCL”), whereby each issued and outstanding share of Class A Common Stock of the Company, par value $0.01 per share (the “Company Common Stock”), other than any Company Shares owned directly or indirectly by any Parent Company or any Acquired Company, and other than Appraisal Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, immediately after the Effective Time, Parent will cause the Surviving Corporation in the Merger to merge with and into Merger LLC, a direct wholly owned subsidiary of Parent (the “Subsequent Merger”), in accordance with Section 1.4, on the terms and subject to the conditions of this Agreement and in accordance with the Delaware Limited Liability Company Act (the “LLC Act”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the Subsequent Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement will be, and hereby is, adopted as a “plan of reorganization” for purposes of the Code;

WHEREAS, each of Parent, Merger Sub, Merger LLC and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, as an inducement to and condition of Parent’s, Merger Sub’s and Merger LLC’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the Persons listed on Schedule I are entering into a voting agreement with Parent dated as of the date hereof substantially in the form attached as Exhibit A (the “Voting Agreement”).

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGER AND THE SUBSEQUENT MERGER

Section 1.1 The Merger.

(a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger shall have the effects set forth in this Agreement and specified in the DGCL.

(b) At the Effective Time, the certificate of incorporation of the Company shall be amended and restated to read as set forth on Exhibit B hereto and shall thereafter be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law. At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law.

Section 1.2 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement (such transactions, including the Merger, the Subsequent Merger and the Share Issuance, the “Transactions”) will take place at 10:00 a.m., Chicago time, on a date to be specified by the parties, such date to be no later than the third Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than conditions that may only be satisfied on the Closing Date, but subject to the satisfaction of such conditions), by electronic exchange of documents and signatures, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date (or on such other date as Parent and the Company may agree), the Company and Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with, and accepted by, the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”

Section 1.4 Subsequent Merger.

(a) Immediately after the Effective Time, Parent will cause the Surviving Corporation to merge with and into Merger LLC, the separate corporate existence of the Surviving Corporation shall thereupon cease, Merger LLC shall continue as the surviving entity (the “Surviving Company”) and all of the rights and obligations of the Surviving Corporation under this Agreement shall be deemed the rights and obligations of the Surviving Company. The Subsequent Merger shall have the effects set forth in Section 18-209(g) of the LLC Act. Immediately following the completion of the Subsequent Merger, the certificate of formation and operating agreement of the Surviving Company shall be in the forms attached hereto as Exhibit C and Exhibit D, respectively.

(b) The Merger and the Subsequent Merger, taken together, are intended to be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Shares converted in such merger into the right to receive the consideration provided for hereunder.

(c) Each of the parties hereto shall, and shall cause its Affiliates to, treat the Merger and the Subsequent Merger for all tax purposes consistent with Section 1.4(b) unless required to do otherwise by applicable Law.

Section 1.5 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and applicable Law.

Section 1.6 Directors and Officers of the Surviving Company. Parent shall take all actions as may be necessary such that (a) the directors of the Surviving Corporation immediately prior to the effective time of the

Subsequent Merger shall be the directors of the Surviving Company from and after the effective time of the Subsequent Merger and (b) the officers of the Surviving Corporation immediately prior to the effective time of the Subsequent Merger shall be the officers of the Surviving Company from and after the effective time of the Subsequent Merger, in the case of clause (a) or (b), as applicable, until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s certificate of formation and operating agreement and applicable Law.

Section 1.7 Directors of Parent. Prior to the Effective Time, Parent shall take all actions as may be necessary such that, as of the Effective Time, the Parent Board of Directors (the “Parent Board”) shall include Deborah McAneny (or, if she is not able or willing to serve, such other individual who, as of the date hereof, is a member of the Company Board and is mutually agreed to by Parent and the Company); provided, however, that any such selection shall be subject to approval of the Nominating and Governance Committee of the Parent Board (such approval not to be unreasonably withheld, conditioned or delayed).

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF STOCK

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock (each a “Company Share” and collectively, the “Company Shares”) or any shares of capital stock of Merger Sub:

(a) Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Each Company Share that is owned by any Parent Company or any Acquired Company shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no shares of Parent common stock, par value $0.01 per share (“Parent Common Stock”), or other consideration shall be delivered or deliverable in exchange therefor.

(c) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i) Subject to Section 2.1(b), Section 2.1(c)(ii), Section 2.1(d) and Section 2.2, each issued and outstanding share of Company Common Stock (in each case, other than Company Shares to be cancelled in accordance with Section 2.1(b) and any Appraisal Shares (to the extent provided in Section 2.1(d))), which immediately prior to the Effective Time will be the only class of common stock of the Company then outstanding, shall thereupon be canceled and extinguished and automatically converted into and shall thereafter represent only the right to receive the following consideration, without interest thereon, upon the surrender of the certificate representing any such Company Shares or Company Book-Entry Shares (either case being referred to in this Agreement, to the extent applicable, as a “Certificate”): (x) $24.63 in cash (the “Per Share Cash Amount”) and (y) 0.1505 of a share of validly issued, fully paid and non-assessable Parent Common Stock (subject to adjustment in accordance with Section 2.1(c)(ii), the “Exchange Ratio”).

(ii) Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or the outstanding Company Shares or the securities convertible into or exercisable for shares of Parent Common Stock or Company Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and the Exchange Ratio and any

other similarly dependent items, as the case may be (including the treatment of Company Stock Awards in Section 2.3), shall be appropriately adjusted to provide the holders of Company Shares and Company Stock Awards the same economic effect as contemplated by this Agreement prior to such event.

(iii) The shares of Parent Common Stock to be issued, and cash payable, upon the conversion of Company Shares pursuant to this Section 2.1(c) and cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.2(e) are referred to collectively as “Merger Consideration”.

(d) Notwithstanding anything in this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Company Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into Merger Consideration as provided in Section 2.1(c), but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the fair value of such Appraisal Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.1(c). The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, and Parent shall have the right to participate in and direct all negotiations and Actions with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 2.2 Exchange of Certificates.

(a) Prior to the Effective Time, Parent shall deposit with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Shares, for exchange in accordance with this ARTICLE II, through the Exchange Agent, certificates representing the full number of shares of Parent Common Stock issuable pursuant to Section 2.1 in exchange for outstanding Company Shares. Prior to the Effective Time, Parent shall provide or shall cause to be provided to the Exchange Agent all of the cash necessary to pay the cash portion of the Merger Consideration, and shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.2(e). The Exchange Agent shall deliver the Parent Common Stock and cash contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time, to each holder of record of a Certificate whose Company Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the

Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash and the number of whole shares of Parent Common Stock (which shall be in non-certificated book-entry form) which the aggregate number of Company Shares previously represented by such Certificate shall have been converted pursuant to Section 2.1(c) into the right to receive and cash in lieu of fractional shares of Parent Common Stock as set forth in Section 2.2(e), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares of Parent Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Subject to Section 2.1(c)(iii) and the last sentence of Section 2.2(c), until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.1(c). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(c) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Shares or Company Book-Entry Shares with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), in each case until the surrender of such Certificate in accordance with this ARTICLE II. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender or delivery, as the case may be, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or delivery, as the case may be, and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) The Merger Consideration issued (and paid) in accordance with the terms of this ARTICLE II upon conversion of any Company Shares shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Company Shares (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.2(c)). After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing Company Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this ARTICLE II.

(e) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Shares pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. For purposes of this Section 2.2(e), all fractional shares to which a single record holder would be entitled shall be aggregated, and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Shares who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 2.1(c) (or would be entitled but for this Section 2.2(e)) and (ii) an amount equal to the Closing Volume-Weighted Average Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Shares in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Shares entitled to receive such cash.

(f) Any portion of the Exchange Fund that remains undistributed to the holders of Company Shares for twelve (12) months after the Effective Time shall be delivered to Parent, and any holder of Company Shares who has not theretofore complied with this ARTICLE II shall thereafter look only to Parent for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.1(c).

(g) None of Parent, Merger Sub, Merger LLC, the Company, the Surviving Corporation, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 2.2(f)) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Immediately prior to the date on which any Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(c)(i) in respect of a Company Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Company Share shall, to the extent permitted by Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable and customary amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and the cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Article II had such lost, stolen or destroyed Certificate been surrendered.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided, that no monetary losses on such investment thereof shall affect the Merger Consideration payable hereunder and, following any such losses, Parent shall promptly provide additional funds to the Exchange Agent, for the benefit of the holders of Company Shares, for exchange in accordance with this ARTICLE II, in the amount of such losses to the extent that the amount then in the Exchange Fund is insufficient to pay the cash portion of the Merger Consideration that remains payable. Any interest and other income resulting from such investments shall be paid to Parent.

(j) Parent, the Surviving Corporation, the Surviving Company or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or under any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate taxing authority, such amount deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, and, in the case of any amounts deducted or withheld from any payments not consisting entirely of cash, Parent shall be treated as though it deducted or withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to any holder of Company Shares, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the Person in respect of which such deduction or withholding was made.

Section 2.3 Treatment of Company Stock Awards.

(a) Each option to purchase Company Common Stock granted under any Company Stock Plan (a “Company Stock Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall cease, at the Effective Time, to represent a right to acquire Company Shares and shall be converted at the Effective Time, without any action on the part of any holder of any Company Stock Option, into an option to purchase Parent Common Stock (a “Parent Stock Option”), on the same terms and conditions as were applicable under such Company Stock Option (including, but not limited to, provisions relating to vesting, forfeiture and the effect of termination of employment). The number of shares of Parent Common Stock subject to each such Parent Stock Option shall be equal to the number of Company Shares subject to the corresponding Company Stock Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio, rounded down to the nearest whole share of Parent Common Stock, and such Parent Stock Option shall have an exercise price per share (rounded up to the nearest cent) equal to the per share exercise price of such Company Stock Option immediately prior to the Effective Time divided by the Option Exchange Ratio; provided, that in the case of any Company Stock Option to which Section 421 of the Code applies as of the Effective Time by reason of its qualification under Section 422 or Section 423 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided, further, that the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of each Company Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code.

(b) As of the Effective Time, each outstanding award of restricted stock units granted pursuant to a Company Stock Plan (“Company Restricted Stock Units”) that is outstanding at the Effective Time shall be assumed by Parent and shall be converted into an award of restricted stock units with respect to Parent Common Stock (“Parent Restricted Stock Units”). Each Parent Restricted Stock Unit so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions that applied to the applicable Company Restricted Stock Unit immediately prior to the Effective Time (including, but not limited to, provisions relating to vesting, forfeiture and the effect of termination of employment). As of the Effective Time, the number of shares of Parent Common Stock subject to each award of Parent Restricted Stock Units shall be equal to the product of (i) the total number of Company Shares covered by such Company Restricted Stock Units immediately prior to the Effective Time multiplied by (ii) 0.301. Any of the Company Restricted Stock Units that are required to be settled immediately prior to Effective Time shall be settled immediately prior to the Effective Time and the holders of Company Restricted Stock Units and the Company Shares received (or to be received) pursuant to such settlement shall be treated as Company Shares outstanding immediately prior to the Effective Time.

(c) As of the Effective Time, each Company Restricted Share that is outstanding immediately prior to the Effective Time shall receive the same treatment accorded to Company Shares as specified in Section 2.1.

(d) If Parent so elects, Parent may, in its sole discretion, assume any or all of the Company Stock Plans; provided, however, that if Parent does not elect to assume such Company Stock Plans, the Parent Stock Options and Parent Restricted Stock Units contemplated under this Section 2.3 shall be granted under the Parent Stock Plans. If Parent makes such election, Parent shall, prior to the Effective Time, (x) register on SEC Form S-8 all shares of Parent Common Stock that could be issued pursuant to the Parent Stock Options and Parent Restricted Stock Units and (y) take all such steps to ensure that all such shares of Parent Common Stock shall be validly issued, fully paid and non-assessable upon issuance in respect of the Parent Stock Options and Parent Restricted Stock Units. To the extent that Parent does not elect to assume one or more of the Company Stock Plans, in response to written notice from Parent delivered not less than ten (10) Business Days prior to the Effective Time, at or prior to the Effective Time, the board of directors of the Company (the “Company Board”) shall adopt any resolutions and take all steps necessary to (i) cause such Company Stock Plan(s) to terminate at or prior to the Effective Time and (ii) ensure that from and after the Effective Time neither Parent, the Surviving Company nor any of their respective successors or Affiliates will be required to deliver shares of common stock or other capital stock of Parent or the Surviving Company to any Person pursuant to or in settlement of the Company Stock Awards pursuant thereto.

(e) Prior to the Effective Time, the Company Board (or an appropriate committee thereof) shall take all actions as may be necessary to effectuate the provisions of this Section 2.3 (including adopting such resolutions as are necessary for the treatment of the Company Restricted Stock Units, Company Stock Options and Company Restricted Shares (collectively, the “Company Stock Awards”) and the Company Stock Plans as contemplated by this Section 2.3).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in the corresponding section of the disclosure letter delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this ARTICLE III (it being understood that the disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed to qualify other sections in this ARTICLE III to the extent (and only to the extent) that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections, or (b) disclosed in the Company SEC Documents (excluding exhibits and other information incorporated therein) filed with, or furnished to, the United States Securities and Exchange Commission (the “SEC”) and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature, in each case other than any specific factual information contained therein, which shall not be excluded); provided, however, that any such disclosures in such Company SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty; provided, further, that the disclosures in the Company SEC Documents shall not be deemed to qualify any representations or warranties made in Section 3.2 (Capital Stock), Section 3.3 (Authority), Section 3.12(d) (Labor Matters), Section 3.24 (Brokers), Section 3.25 (Takeover Statutes) or Section 3.26 (Fairness Opinion), the Company represents and warrants to Parent, Merger Sub and Merger LLC as follows:

Section 3.1 Organization, Standing and Power; Subsidiaries.

(a) Section 3.1(a) of the Company Disclosure Letter contains a complete and accurate list of the name and jurisdiction of organization of each Acquired Company (each of the Company and its Subsidiaries is referred to herein as an “Acquired Company” and, collectively, as the “Acquired Companies”), the Company’s percentage ownership of each Acquired Company (other than the Company) that is not a wholly owned Subsidiary of the Company and the jurisdictions in which each Acquired Company is qualified to conduct business. The Company has no Subsidiaries other than the entities identified in Section 3.1 of the Company Disclosure Letter. None of the Acquired Companies has any equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, any other entity, other than those set forth in Section 3.1 of the Company Disclosure Letter. Each Acquired Company (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except, in the case of clauses (ii) and (iii) only, as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The Company has made available to Parent true, correct and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”), and the comparable charter and organizational documents of each Material Company Subsidiary, in each case as amended through the date of this Agreement. For purposes of this Agreement, “Material Company

Subsidiary” means any Subsidiary of the Company that is listed in Section 3.1(b) of the Company Disclosure Letter.

(c) Except as set forth on Section 3.1(c)(i) of the Company Disclosure Letter, the Company or another Acquired Company owns directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company, free and clear of any security interests, liens, claims, pledges, agreements, limitations in voting rights, charges, mortgages or other encumbrances (collectively, “Liens”) of any nature whatsoever, except for restrictions on transfer under securities Laws, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for equity interests in the Subsidiaries of the Company and equity interests in another Person held by the Company or any of the Subsidiaries of the Company that consists of less than 1% of the outstanding capital stock or equivalent equity interests of such Person, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any equity interest in any Person, or has any obligation to acquire any such equity interest other than as set forth on Section 3.1(c)(ii) of the Company Disclosure Letter.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 175,000,000 shares of Class A Common Stock, par value $0.01 per share, 1 share of Class B Common Stock, par value $0.01 per share (“Class B Stock”), and 25,000,000 shares of Company preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of the close of business in New York City on March 14, 2019 (the “Specified Time”), (i) 39,819,013 Company Shares were issued and outstanding (including 83,333 shares of Company Restricted Shares), all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of Company Preferred Stock were issued or outstanding, (iii) no shares of Class B Stock were issued or outstanding, (iv) 35,778 Company Shares were held in treasury and (v) no Company Shares were held by any of the Company’s Subsidiaries.

(b) As of the Specified Time, the Company had no Company Shares or shares of Company Preferred Stock reserved for issuance, except for (i) 2,351,207 Company Shares reserved for future grants pursuant to the Company Stock Plans, (ii) 12,319 Company Shares subject to outstanding Company Stock Options at a weighted average exercise price of $7.58 and (iii) 1,950,794 Company Shares subject to outstanding Company Restricted Stock Units. The Company has made available to Parent true, correct and complete copies of all Company Stock Plans pursuant to which the Company has granted Company Stock Awards and the forms of all award agreements evidencing such grants. Section 3.2(b) of the Company Disclosure Letter sets forth the following information as of the Specified Time with respect to each Company Stock Award outstanding as of the Specified Time: (i) the Company Stock Plan pursuant to which such Company Stock Award was granted; (ii) the name of the holder of such Company Stock Award; (iii) the type of Company Stock Award; (iv) the number of Company Common Stock subject to such Company Stock Award; (v) the date on which such Company Stock Award was granted; (vi) the extent to which such Company Stock Award is vested as of the date of this Agreement and the dates and extent to which such Company Stock Award is scheduled to become vested after the date of this Agreement; (vii) the impact of the consummation of the Merger on the vesting of each such Company Stock Award; (viii) the exercise price (if applicable); and (ix) the expiration date (if applicable). All Company Stock Awards were granted under the Company Stock Plans other than the Company Restricted Shares.

(c) As of the date of this Agreement, except for the Company Stock Awards referred to in Section 3.2(b) and the related award agreements, there are no outstanding or existing (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company (other than such Company Stock Awards); (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (other than such

Company Stock Awards); (iii) obligations of the Company to repurchase, redeem or otherwise acquire (other than any obligations under the Company Stock Awards or any Company Stock Plan) any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of the Company (other than such Company Stock Awards) and there are no outstanding stock appreciation rights issued by the Company with respect to the capital stock of the Company (any such rights described in this clause (iv), “Company Stock Equivalents”); (v) voting trusts or other agreements or understandings to which the Company or, to the knowledge of the Company, any of its officers or directors is a party with respect to the voting of capital stock of the Company other than the Voting Agreements; or (vi) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of the Company may vote (“Company Voting Debt”).

(d) Since the Specified Time to the execution of this Agreement, the Company has not issued, granted, delivered, sold, pledged, disposed of or encumbered any shares of its capital stock, except in connection with the shares of Company Common Stock subject to Company Stock Awards outstanding as of the Specified Time in accordance with the terms of such instruments.

(e) As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding Company Shares.

Section 3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject, in the case of the Merger, to the adoption of this Agreement by the holders of at least a majority of the outstanding Company Shares entitled to vote thereon (the “Company Stockholder Approval”), to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Transactions, subject to obtaining the Company Stockholder Approval and filing the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except to the extent that enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting or relating to creditors’ rights generally (whether now or hereafter in effect) and (ii) is subject to general principles of equity (the “Enforceability Limitations”).

(b) The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger, the Subsequent Merger and the other Transactions, (ii) determining that the terms of the Merger, the Subsequent Merger and the other Transactions are in the best interests of the Company and its stockholders, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption, (iv) recommending that the Company’s stockholders adopt this Agreement and (v) declaring that this Agreement is advisable. The Company Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company required under applicable Law, Contract or otherwise to approve the Transactions, and such vote is not necessary to consummate any Transaction other than the Merger.

Section 3.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not (i) conflict with or violate the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Material Company Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vi) of Section 3.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any U.S. or non-U.S. federal, state or local law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or other requirements imposed by a Governmental Entity (collectively, “Law”), in each case that is applicable to any Acquired Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Company Material Contract, (iv) result in any breach or violation of any Company Plan (including any award agreement thereunder) or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Acquired Companies (or any properties or assets of any of the Parent Companies, other than the Acquired Companies, following the Effective Time), other than, in the case of clauses (ii), (iii) and (iv) above, any such items that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not require any consent, approval, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any U.S. or non-U.S. governmental or regulatory (including stock exchange or other self-regulatory organization) authority, agency, court, commission, Agency or other governmental body (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), (and the rules and regulations promulgated thereunder) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (and the rules and regulations promulgated thereunder), (ii) compliance with any applicable international, federal or state securities or “blue sky” Laws, (iii) the filing of a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under Regulatory Laws, (iv) notifications to the U.K. Financial Conduct Authority of a change in control in accordance with the applicable rules promulgated under the U.K. Financial Services and Markets Act 2000, (v) approval by the Financial Industry Regulatory Authority, Inc. (“FINRA”) under NASD Rule 1017 with respect to the change of ownership or control of broker dealer entities that are Acquired Companies, (vi) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger and the certificate of merger in connection with the Subsequent Merger, in each case, as required by the DGCL and (vii) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

Section 3.5 SEC Reports; Financial Statements.

(a) The Company has filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by the Company with the SEC since January 1, 2017 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment filed prior to the date hereof, each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. Except to the extent that information in any Company SEC Document has been revised or superseded by a Company SEC Document filed prior to the date hereof, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act, and no Subsidiary of the Company is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system, in each case except for periodic reporting requirements solely by virtue of such Subsidiary’s operations as a broker or dealer.

(b) The audited consolidated financial statements of the Company and its consolidated Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or permitted by the SEC under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of the Company and its consolidated Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents (x) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (y) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and (z) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods indicated.

(c) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Acquired Companies. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX, and based on the most recent such assessment concluded that such controls were effective. The Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2017, the Company has not identified any significant deficiency, material weakness or fraud, whether or not material, that involved management or other employees.

(d) Since January 1, 2017, (i) the Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX; (ii) the statements contained in such certifications are accurate; (iii) such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and (iv) neither the Company nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(e) Since January 1, 2017, (i) no Acquired Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of any of the Acquired Companies has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Acquired Companies or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any of the Acquired Companies has engaged in questionable accounting or auditing practices and (ii) no attorney representing any of the Acquired Companies, whether or not employed by any of the Acquired Companies, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(f) The Company has made available to Parent true, correct and complete copies of all written comment letters from the staff of the SEC received since January 1, 2017 relating to the Company SEC Documents and all written responses of the Company thereto other than with respect to requests for confidential treatment. The Company has timely responded to all comment letters from the staff of the SEC, and the SEC has not asserted that any of such responses is inadequate, insufficient or otherwise non-responsive. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and, to the knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of the Company, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of any of the Acquired Companies.

(g) Section 3.5(g) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of the Acquired Companies’ indebtedness for borrowed money (including any guaranties of any indebtedness of borrowed money of any Person).

Section 3.6 No Undisclosed Liabilities. No Acquired Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as at December 31, 2018 (or the notes thereto), (b) incurred in the ordinary course of business since December 31, 2018 consistent with past practice and consistent in nature and amount with those set forth on the Company’s consolidated balance sheet as at December 31, 2018, (c) arising out of or in connection with this Agreement or the Transactions or (d) that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.7 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and Proxy Statement and any other documents filed by the Company with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub or Merger LLC for inclusion or incorporation by reference in the Form S-4 or Proxy Statement.

Section 3.8 Absence of Certain Changes or Events. Since December 31, 2018 (a) to the date of this Agreement, the businesses of the Acquired Companies have been conducted in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect and (c) to the date of this Agreement, other than certain grants of Company Stock Awards to employees or directors of the Acquired Companies, as described in greater detail in Section 3.2(d) of the Company Disclosure Letter, there has not been any action taken or not taken that, if occurred after the date hereof, would have resulted in a breach of Section 5.1.

Section 3.9 Litigation.

(a) (i) As of the date of this Agreement, there is no suit, action, proceeding, arbitration, mediation, audit, hearing, investigation, subpoena, civil investigative demand, inquiry or request for documents commenced, brought, conducted or heard by or before, or otherwise involving, any private party, Governmental Entity or arbitral body (each, an “Action”) pending or, to the knowledge of the Company, threatened against any Acquired Company, any Acquired Company’s properties or assets or any Acquired Company’s present or former officers, directors or, to the knowledge of the Company, representatives (in their capacities as such), that (A) seeks or imposes any material injunctive relief, (B) was commenced by a Governmental Entity or (C) individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, and (ii) no Acquired Company nor any of its properties or assets nor any Acquired Company’s present or former officers, directors or, to the knowledge of the Company, representatives (in their capacities as such) is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b) As of the date of this Agreement, there is no Action pending or, to the knowledge of the Company, threatened against any Acquired Company, by a private party, Governmental Entity or arbitral body that would, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the consummation of the Transactions.

Section 3.10 Compliance with Laws; Permits.

(a) The Acquired Companies are in, and at all times since January 1, 2016, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance, individually or in the aggregate, that have not had, and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2016, none of the Acquired Companies has received any written communication from a Governmental Entity that alleges that any Acquired Company is not in compliance with any Law in any material respect.

(b) Except as, individually or in the aggregate, would not reasonably be expect to result in a material liability to the Acquired Companies, taken as a whole, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2017, have been in, compliance in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)), and any other applicable foreign or domestic anticorruption or anti-bribery Laws (collectively, the “Fraud and Bribery Laws”), and none of the Acquired Companies nor, to the knowledge of the Company, any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Acquired Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2016, have been in, compliance with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department. Without limiting the foregoing, there are no pending or, to the knowledge of the Company, threatened claims or investigations by any Governmental Entity of potential violations against any of the Acquired Companies with respect to export activity or export licenses that, individually or in the aggregate, would have or would reasonably be expected to have a Company Material Adverse Effect.

(d) The Acquired Companies have in effect all permits, licenses, grants, easements, clearances, variances, exceptions, consents, certificates, exemptions, registrations, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect. All Permits of the Acquired Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. To the knowledge of the Company, except as, individually or the in aggregate, would not reasonably be expected to be material and adverse to the Acquired Companies, taken as a whole, each employee of any of the Acquired Companies has in effect all material Permits necessary for such employee to carry on the business of the Acquired Companies as now conducted by such employee.

Section 3.11 Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Plan (including each severance, retirement, retiree medical, equity or equity-based, retention or change in control plan, policy, program or arrangement). For purposes of this Agreement, “Company Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any other employee benefit or compensation plan, policy, program or arrangement, including any stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, retention, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, welfare, disability, health, medical, life insurance, fringe benefit, flexible spending account, written consulting or written employment plan, policy, program, practice, agreement or arrangement, whether or not subject to ERISA, in each case (i) that is sponsored, maintained or contributed to (or required to be contributed to) by any Acquired Company, (ii) to which any Acquired Company is a party or (iii) under which any of the Acquired Companies has any current or future liability (including contingent liability). With respect to each material Company Plan (including each severance, retirement, retiree medical, equity or equity-based, retention or change in control plan, policy, program or arrangement), the Company has made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) all plan documents, including all amendments (or, with respect to any unwritten material Company Plan, a summary of the material terms thereof), (ii) all related trust agreements or other funding instruments and insurance contracts and policies, (iii) the most recent determination, advisory or opinion letter issued by the U.S. Internal Revenue Service (the “IRS”) with respect to such plan, (iv) the current summary plan description and any summaries of material modifications, (v) the most recently filed Form 5500 (including all schedules thereto), (vi) all material correspondence with any Governmental Entity involving a Company Plan within the three (3) years immediately prior to the date hereof and (vii) any discrimination, coverage or similar annual tests performed during the last three plan years. The Company has made available to Parent true, correct and complete copies of all equity plans pursuant to which the Company has granted Company Stock Awards and the forms of all award agreements evidencing such Company Stock Awards.

(b) With respect to the Company Plans:

(i) each Company Plan has been established and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, including all filing and disclosure requirements, except as would not reasonably be expected to result in a Company Material Adverse Effect;

(ii) each Company Plan intended to be qualified under Section 401(a) of the Code has received or is entitled to rely on a currently effective favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified, and nothing has occurred and no fact or circumstance exists that could reasonably be expected to cause any such Company Plan to not be so qualified;

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to any of the Company Plans or to the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) that, in any case, would reasonably be expected to result in a Company Material Adverse Effect; and

(iv) each Company Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in accordance with all applicable requirements of such Laws, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment, and (C) if intended to be funded or book-reserved, is fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions, and the Acquired Companies have complied with all their respective obligations under such non-United States Law with respect to such Company Plans, except as in each case of (A), (B) and (C) of this clause (iv) would not, in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The execution of this Agreement and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in the requirement, by any trustee or Governmental Entity or representative, that any of the Acquired Companies make any additional contributions to any such Company Plans.

(c) No Acquired Company nor any of its current or former ERISA Affiliates has, at any time during the last six (6) years, contributed to, been obligated to contribute to or has any liability (including contingent liability) with respect to (i) any “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan subject to Section 4063 or 4064 of ERISA or (iv) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA).

(d) No Acquired Company has any obligations for post-employment medical, dental, vision, prescription drug or other welfare benefits for any of their respective former or current employees or their eligible dependents, except for the coverage continuation requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or other similar Law or as provided during any post-employment severance period.

(e) None of the Acquired Companies nor any of their respective ERISA Affiliates has any liability that would be material to the Acquired Companies, taken as a whole, on account of any violation of the health care requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code.

(f) The Transactions will not, either alone or together with any other event, (i) entitle any current or former employee, director, or independent contractor of any of the Acquired Companies to any bonus, incentive, severance or other compensatory payment or benefit or (ii) accelerate the time of payment or vesting, or trigger any payment or funding (whether through a grantor trust or otherwise) of compensation or benefits under, or increase the amount of compensation or benefits allocable or payable or trigger any other material obligation pursuant to, any Company Plan.

(g) No Acquired Company has any obligation to reimburse any person for any excise Tax imposed under Section 409A or 4999 of the Code. No Company Stock Options are subject to Section 409A of the Code. None of the Company Stock Options are “incentive stock options” as defined in Section 422 of the Code.

Section 3.12 Labor Matters

(a) No Acquired Company is a party to, or is bound by, any collective bargaining agreement or similar agreement with any labor union, labor organization or works council, and no Acquired Company has been a party to or bound by any such agreement within the last three years. No Acquired Company is obligated under any agreement to recognize or bargain with any labor organization, representative, union, or works council. Since January 1, 2016, there has been no: (i) to the knowledge of the Company, organizational activity (including without limitation any petition or demand for recognition or election) or threat thereof by or with respect to any employees of any of the Acquired Companies, or (ii) strike, picketing, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of any of the Acquired Companies, whether engaged in collective action or not, except where such strike, picketing, work stoppage, or lockout has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Each Acquired Company has complied in all material respects with all applicable Laws relating to wages, hours, immigration, discrimination in employment, collective bargaining and all other Laws pertaining to employment and labor, including the Worker Adjustment and Retraining Notification Act and comparable state, local and federal Laws, whether domestic or international (“WARN”), and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing. There is no, and within the past three years there has not been any, Action pending or, to the knowledge of the Company, threatened by or on behalf of any employee or independent contractor or group of employees or independent contractors (in each case, current or former) of any of the Acquired Companies, including any charge, grievance, complaint or investigation alleging material violation of any local, state, federal or other Law related to labor or employment, whether domestic or international, including without limitation, Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of the Office of Federal Contract Compliance Programs, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission, the U.S. or any State Department of Labor, or any other Governmental Entity, in each case except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Without limiting the generality of the foregoing, each employee of an Acquired Company who works in the United States or any non-U.S. jurisdiction is duly authorized to work in the United States or such other non-U.S. jurisdiction, respectively, and the Acquired Companies have complied in all material respects with applicable Laws concerning each such current and former employee’s employment eligibility verification, including with respect to Forms I-9 for U.S. employees. No Acquired Company is a federal, state, local or other government contractor or subcontractor, nor otherwise required to comply with any affirmative action obligations or other requirements applicable to any such contractor or subcontractor.

(b) Section 3.12(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all of the employees of the Acquired Companies, including, with respect to each such employee, his or her name, position, date of hire, location, annual salary or base compensation, bonus opportunity, status as full-time or part-time, status as exempt or non-exempt, and status as active or inactive.

(c) Section 3.12(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all independent contractors and consultants of the Acquired Companies that any of the Acquired Companies has paid more than one hundred thousand dollars ($100,000) to in any calendar year within the last three years, and with respect to each, the total amount of such payments, a brief description of the services provided and the duration of such contractor’s or consultant’s engagement. All independent contractors and consultants of the Acquired Companies are and, within the last three years, have been properly classified as such under applicable Law.

(d) To the knowledge of the Company, (i) as of the date hereof, no Restricted Employee who has entered into an employment agreement with an Affiliate of Parent has indicated to any Acquired Company that he or she intends to resign or retire as a result of or in connection with the Transactions; and (ii) no Restricted Employee who has not entered into an employment agreement with an Affiliate of Parent has indicated to any Acquired Company that he or she intends to resign or retire as a result of or in connection with the Transactions.

(e) Except as set forth on Section 3.12(e) of the Company Disclosure Letter, since January 1, 2017, none of the Acquired Companies has negotiated or become party to or bound by a settlement agreement with or relating to a current or former officer, director or executive of any of the Acquired Companies resolving or seeking to resolve allegations of sexual harassment or misconduct (including any inappropriate relationship, for example with a subordinate, even if consensual) by any officer, director or executive of any Acquired Company. There is no, and since January 1, 2017 there has not been any, Action (including, to the knowledge of the Company, any internal investigation within any of the Acquired Companies, whether or not conducted by inside or outside legal counsel) pending or, to the knowledge of the Company, threatened, against or involving any Acquired Company, in each case, involving allegations of sexual harassment or misconduct (including any inappropriate relationship, for example with a subordinate, even if consensual) by any officer, director or executive of any Acquired Company.

Section 3.13 Environmental Matters.

(a) Except as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to have a Company Material Adverse Effect: (i) each Acquired Company is, and at all times since January 1, 2016 has been, in compliance with all applicable Environmental Laws, and possesses and is in compliance with all Environmental Permits necessary for its operations; (ii) there are no Materials of Environmental Concern due to the activities of any of the Acquired Companies present within any Leased Company Real Property or, to the knowledge of the Company, on, under or emanating from any Leased Company Real Property or any property formerly owned or operated by any of the Acquired Companies, except under circumstances that are not reasonably likely to result in liability of any of the Acquired Companies under any applicable Environmental Laws; (iii) there are no above ground or underground storage tanks utilized by any of the Acquired Companies at any Leased Company Real Property, and the Acquired Companies have made all required filings and notifications in connection with any of their use or storage of Materials of Environmental Concern required by Environmental Laws; (iv) since January 1, 2016, no Acquired Company has received any written notification alleging that it is liable for, or has received a written request for information pursuant to Environmental Laws regarding its potential liability in connection with, any release or threatened release of, or the exposure of any Person to, Materials of Environmental Concern at any location or in respect of any Company product or service; and (v) since January 1, 2016, no Acquired Company has received any written claim or complaint, or is currently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened and there are no facts or conditions that would reasonably be expected to give rise to such claim or complaint.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” means all applicable non-U.S., federal, state or local statutes, directives, regulations, ordinances, treaties, codes or decrees protecting the quality of the ambient air, soil, surface water or groundwater, or indoor air, or regulating or imposing standards of care in respect of the use, handling, release and disposal of, or exposure of Persons to, Materials of Environmental Concern, including those relating to electronic waste recycling, as such are in effect as of the date of this Agreement and any common law related to such;

(ii) “Environmental Permits” means all permits, licenses, registrations, approvals and other authorizations required under applicable Environmental Laws; and

(iii) “Materials of Environmental Concern” means any pollutant, contaminant, hazardous, acutely hazardous, or toxic substance or waste, dangerous good, radioactive material, petroleum (including crude oil, any fraction thereof and refined petroleum products), asbestos and asbestos-containing materials, polychlorinated biphenyls, or any other chemical, material or substance, whether man-made or naturally occurring, which is defined in, regulated under or for which liability is imposed under any Law or common law related to pollution or protection of human health or the environment.

Section 3.14 Taxes.

(a) All material Tax Returns that are required to have been filed by or with respect to any Acquired Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete and disclose all material Taxes required to paid by or with respect to any Acquired Company for the periods covered thereby.

(b) The Acquired Companies have timely paid all material Taxes which may be due and owing by or with respect to any of them (whether or not required to be shown on any Tax Return).

(c) All material Taxes that any Acquired Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(d) There is not pending or, to the knowledge of the Company, threatened any audit, examination, investigation or other Action with respect to any material Taxes for which an Acquired Company may be liable.

(e) All deficiencies asserted in writing or assessments made in writing as a result of any examination of material Tax Returns required to be filed by or with respect to any Acquired Company have been paid in full or otherwise finally resolved.

(f) No Acquired Company has waived in writing any statute of limitations with respect to Taxes which waiver is currently in effect, and no written request for such a waiver is outstanding.

(g) No Acquired Company has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) in the three years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(h) No Acquired Company is a party to any material Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement solely among Acquired Companies).

(i) No Acquired Company has any liability for Taxes of any other Person (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), except as a result of being a member of a consolidated, affiliated or similar combined group the common parent of which is the Company, or (ii) as a transferee or successor.

(j) There are no Liens for a material amount of Taxes upon any property or assets of any Acquired Company, except for Permitted Liens.

(k) No Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

Section 3.15 Contracts.

(a) All Contracts required to be filed as exhibits to the Company SEC Documents have been so filed in a timely manner. Section 3.15(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of each of the following Contracts (other than any Company Plan) to which any Acquired Company is a party or by which any Acquired Company or any of its assets or businesses is subject or bound (and any amendments, supplements and modifications thereto):

(i) any Contract that is a non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which any Acquired Company (or, after the Effective Time, any Parent Company) or any of its Affiliates, may engage or the manner or geographic area in which any of them may so engage in any business, (B) would require the disposition of any material assets or line of business of any of the Acquired Companies (or, after the Effective Time, any Parent Company) or any of their respective Affiliates as a direct result of the consummation of the Transactions, (C) is a material Contract that grants “most favored nation” or similar status that, following the Effective Time, would apply to Parent or any of its Subsidiaries, including any of the Acquired Companies; (D) contains any “exclusivity”, preferred status or similar provision that prohibits or limits, in any material respect, the right of any of the Acquired Companies (or, after the Effective Time, would prohibit or limit, in any material respect, the right of any Parent Company) to make, sell, market, advertise or distribute any products or services or use, transfer, license, distribute or enforce any of their respective material Intellectual Property rights; (E) obligates any of the Acquired Companies to purchase or obtain a minimum or specified amount of any product or service from any Person for more than one hundred thousand dollars ($100,000), in the aggregate; or (F) involves the obligation or potential obligation of any of the Acquired Companies to make any “earn-out” or similar payments to any Person;

(ii) any indenture, loan or credit agreement, security agreement, guarantee, note, mortgage, letter of credit, reimbursement agreement or other Contract, in any such case relating to indebtedness or of any Acquired Company having an outstanding principal amount in excess of one million dollars ($1,000,000) (except for such indebtedness between the Acquired Companies or guaranties by any Acquired Company of indebtedness of any Acquired Company);

(iii) any Contract relating to any joint venture, strategic alliance or partnership material to the Acquired Companies, taken as a whole;

(iv) any Contract under which any of the Acquired Companies made payments of more than one hundred thousand dollars ($100,000) during the fiscal year ended December 31, 2018 or reasonably expects to make payments of more than one hundred thousand dollars ($100,000) during the fiscal year ending December 31, 2019 and, in either case, is not terminable by any Acquired Company upon notice of ninety (90) days or less without penalty;

(v) any Contract under which any of the Acquired Companies received payments of more than five hundred thousand dollars ($500,000) during the fiscal year ended December 31, 2018 or reasonably expects to receive payments of more than five hundred thousand dollars ($500,000) during the fiscal year ending December 31, 2019;

(vi) any Contract that provides for any standstill or similar restriction with respect to the Company or its securities;

(vii) any collective bargaining agreement or similar agreement with any labor union, labor organization or works council;

(viii) any Contract that grants any rights of first refusal, rights of first offer, rights of first negotiation or other similar rights to any Person with respect to any material asset of any of the Acquired Companies;

(ix) any Contract that relates to the acquisition or disposition of any business, capital stock or assets (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of three million dollars ($3,000,000) under which any of the Acquired Companies has any outstanding contingent or other obligations, other than a Contract to purchase goods or services in the ordinary course of business;

(x) any Contract that is a settlement or similar Contract with any Governmental Entity or any other Person to which any of the Acquired Companies, or any of its assets or properties, is subject with material ongoing obligations of any of the Acquired Companies, taken as a whole;

(xi) any Contract with a Governmental Entity or any Contract that constitutes a subcontract executed with a prime contractor pursuant to any Contract with a Governmental Entity, including any Contract that incorporates Federal Acquisition Regulation clauses as a term or condition of such Contract and entails material ongoing obligations of any of the Acquired Companies, taken as a whole;

(xii) any Contract purporting to indemnify or hold harmless any director, officer or employee of any of the Acquired Companies (other than the Company Charter, the Company Bylaws and the organizational documents of the Company’s Subsidiaries);

(xiii) any Contract that is required to be disclosed by the Company pursuant to Item 404 of Regulation S-K under the Securities Act;

(xiv) any lease, license, occupancy agreement, sublease, waiver, side letter, guaranty or other Contract relating to any real property which any Acquired Company uses or occupies or has the right to use or occupy, now or in the future with annual rental payments in excess of fifty thousand dollars ($50,000) (collectively, the “Company Real Property Leases”);

(xv) any disaster recovery or data center Contract;

(xvi) any Contract required to be filed by the Company in a future report to be filed or furnished to the SEC as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, that has not been filed as an exhibit to or incorporated by reference in the Company SEC Documents filed prior to the date of this Agreement;

(xvii) any Contract with a Key Employee that is not a Company Plan;

(xviii) any Contract that restricts or prohibits the payment of dividends or distributions or the repurchase of stock or other equity;

(xix) any material Servicing Agreement or Agency Contract;

(xx) any Contract to which HFF Holdings LLC or any of its Subsidiaries is a party; and

(xxi) any Contract (other than those described in the foregoing clauses (i) through (xx)) that is material to the business of the Acquired Companies, taken as a whole.

Each Contract entered into prior to the date of this Agreement that is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, and each Contract required to be listed in Section 3.15(a) or Section 3.18(c) of the Company Disclosure Letter, a “Company Material Contract.”

(b) True, correct and complete copies of all Company Material Contracts have been made available to Parent in accordance with all applicable Laws. Each Company Material Contract is valid and binding on each Acquired Company party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except in each case for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect. The Company has not terminated, waived, amended, released or modified in any respect any provision of any standstill or similar agreement with respect to the Company to which it is currently or has, within the twelve (12) months immediately preceding the date hereof, been a party. Except as, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect, there is no breach or default under any Company Material Contract by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto.

Section 3.16 Insurance.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all material errors & omissions insurance, directors & officers liability insurance, comprehensive general liability insurance and fiduciary insurance policies issued in favor of any Acquired Company or pursuant to which any of the Acquired Companies is a named insured or otherwise a beneficiary, as well as any historic occurrence-based policies still in force. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, all such insurance policies are in full force and effect and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date). Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) since January 1, 2016, each of the Acquired Companies has been continuously insured in such amounts and with respect to such risks and losses as management has reasonably determined to be appropriate, and (ii) no Acquired Company is in breach or default, and no Acquired Company has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or material modification of, any of such insurance policies. Since January 1, 2016, no Acquired Company has received any notice of cancellation or termination with respect to any material insurance policy of any of the Acquired Companies (other than ordinary course termination notices with respect to coverage as to which there was no lapse), nor will any such cancellation or termination result from the consummation of the Transactions. The Acquired Companies have given notice to each such insurer of all material claims that have arisen since January 1, 2016 and may be insured thereby. For the avoidance of doubt, this Section 3.16 shall not apply to insurance maintained in connection with any employee benefit plan (including any Company Plan).

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a complete and correct list of the annual premiums for the Company’s current fiscal year for the Company’s directors’ and officers’ liability insurance policy (“D&O Insurance”).

Section 3.17 Properties.

(a) No Acquired Company owns any real property. No Acquired Company owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to buy, acquire, sell, dispose or lease any of the Leased Company Real Property or other real property or any portion thereof or interest therein.

(b) Section 3.17(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property leased, licensed or occupied by any of the Acquired Companies (the “Leased Company Real Property”). All rent and other sums and charges payable by any Acquired Company as tenants or occupants under any Company Real Property Lease are current in all material respects. Each Acquired Company has a good and valid leasehold interest in each parcel of real property leased, licensed or occupied by it pursuant to a Company Real Property Lease free and clear of all Liens, except for Permitted Liens. Each Acquired Company has peaceful, undisturbed possession of each parcel of real property leased, licensed or occupied by it pursuant to a Company Real Property Lease, subject to any leases, subleases or similar arrangements that may be in existence. Except as, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, no Acquired Company has leased, licensed or otherwise granted to any Person (other than the other Acquired Companies) the right to use or occupy any parcel of Leased Company Real Property or any portion thereof.

(c) Except as, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, there is no condemnation, expropriation or other proceeding in eminent domain pending or, to the knowledge of the Company, threatened, affecting any Leased Company Real Property or any portion thereof or interest therein.

(d) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Acquired Company has good title to, or a valid leasehold interest in, the tangible personal assets and properties used or held for use by it in connection with the conduct of its business as conducted on the date of this Agreement free and clear of all Liens, except Permitted Liens.

Section 3.18 Intellectual Property; Software.

(a) Section 3.18(a) of the Company Disclosure Letter contains a true, correct and complete list and description of all issued Patents and pending applications for Patents, registered Trademarks and pending applications to register Trademarks, common law Trademarks, Company Domain Names, and registered Copyrights and applications to register Copyrights, in each case included in the Company Owned Intellectual Property. All registration, renewal and maintenance fees and taxes due and payable on or before the Closing Date in respect of each of the applications and registrations listed on Section 3.18(a) of the Company Disclosure Letter have been paid.

(b) Section 3.18(b) of the Company Disclosure Letter contains a true, correct and complete list (showing in each case any owner, licensor or licensee) of all material Software necessary to the conduct of the business of the Acquired Companies as presently conducted that is owned by or licensed to the Acquired Companies, except Software licensed to the Acquired Companies that is commercially available and subject to “shrink-wrap,” “click-through” or similar license agreements or is embedded Software in hardware or equipment of the Acquired Companies.

(c) Section 3.18(c) of the Company Disclosure Letter contains a true, correct and complete list of all Contracts, licenses, sublicenses, assignments and indemnities (the “Intellectual Property Agreements”), other than “shrink-wrap,” “click-through” or similar license agreements, standard end-user or distributor license and sale Contracts and related maintenance and support Contracts entered into in the ordinary course of business, that relate to: (i) any material Company Software (including any delivery, license, or disclosure of source code of any Company Software to any third party) necessary to conduct the business of the Acquired Companies as presently conducted or (ii) other material Intellectual Property necessary to conduct the business of the Acquired Companies as presently conducted and owned by a third party to which any Acquired Company holds a license.

(d) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) an Acquired Company exclusively owns all right, title and interest in the Company Owned Intellectual Property, free and clear of any Liens (other than Permitted IP Encumbrances) or has a valid right to use any other Intellectual Property used or held for use in the Company’s business, free and clear of any Liens (other than Permitted IP Encumbrances), (ii) the Company Owned Intellectual Property and the rights of the Acquired Companies in Intellectual Property under the Intellectual Property Agreements are all those

Intellectual Property rights necessary to conduct the business of the Acquired Companies as presently conducted and (iii) the execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not, affect any ownership, license rights or similar rights in and to the Company Intellectual Property.

(e) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the business of the Acquired Companies (including the Company Software), as presently conducted, does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person. There are no infringement or misappropriation Actions pending or, to the knowledge of the Company, threatened against any Acquired Company with respect to the business of the Acquired Companies and, to the knowledge of the Company, there are there are no infringement or misappropriation Actions pending with respect to any Company Intellectual Property.

(f) To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company Owned Intellectual Property.

(g) All employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any Company Owned Intellectual Property or Company Software have executed a valid and enforceable agreement containing an irrevocable, present tense grant assignment in favor of an Acquired Company of all right, title and interest in such material and, if not, such Intellectual Property and Software has been assigned to an Acquired Company by operation of law.

(h) Except to the extent the disclosure of Know-How included in the Company Owned Intellectual Property has been made in accordance with standard industry practice, the Acquired Companies have taken commercially reasonable measures to own and maintain the confidentiality of the Know-How included in the Company Owned Intellectual Property. To the knowledge of the Company, there has been no breach or violation by any Person of any agreement relating to the confidentiality of such Know How. To the knowledge of the Company, there has been no unauthorized disclosure or use of Know-How of the Acquired Companies. The Acquired Companies have taken commercially reasonable steps to prevent the unauthorized disclosure or use of and to otherwise protect and enforce their rights in all Know-How of the Acquired Companies.

(i) To the knowledge of the Company, the Company owns or has a right to access and use all the material Company IT Systems, as such material Company IT Systems are currently used by the Acquired Companies. The Acquired Companies maintain policies and procedures that protect the confidentiality, integrity and security of the Company IT Systems and the Company Data. To the knowledge of the Company, the Company IT Systems (i) are reasonably adequate for the current operation of the Company, (ii), have not, including in relation to any data stored or processed therein, ceased operating in any material respect, had any substantial feature or key component rendered unusable or suffered any security breach since January 1, 2016, and all material vulnerabilities identified therein have been promptly rectified, and (iii) do not contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (x) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (y) damaging or destroying any data or file without the user’s consent.

(j) There is no Open Source Code licensed to the Company that is incorporated into or distributed with any Company owned proprietary Software in a manner that would require the Company to disclose the Company owned proprietary Software for no fees or to disclose source code for such proprietary Software or to license any patents in connection with such software. With respect to all Software source code licensed to any Acquired Company that is material to any of the operations of the Acquired Companies, such source code is either currently in the possession of an Acquired Company or currently held by an escrow agent subject to an agreement with an Acquired Company whereby such Acquired Company may obtain a copy of such source code upon the occurrence of customary release events, and Section 3.18(j) of the Company Disclosure Letter lists each such agreement with an escrow agent.

(k) The Acquired Companies are, and at all times since January 1, 2016 have been, in material compliance with been all Company Privacy Policies and applicable Laws concerning the collection, storage, use, transfer, disclosure and other processing and tracking of Personal Data. Since January 1, 2016, none of the Acquired Companies has received written notice of any, and to the knowledge of the Company, there is no, violation of any such Laws or Company Privacy Policies through the date hereof. To the knowledge of the Company, the Acquired Companies are in compliance in all respects with all of their respective contractual commitments with respect to Personal Data and have safeguards in place to protect Personal Data in their possession or control from unauthorized access consistent with applicable Laws concerning the collection, storage, use, transfer, disclosure and other processing and tracking of Personal Data, Company Privacy Policies and contractual commitments. Since January 1, 2016, to the knowledge of the Company, there have been no data breaches involving any Personal Data in the possession of any of the Acquired Companies, and none of the Acquired Companies nor any other Person has made any illegal or unauthorized use or disclosure of Personal Data that was collected by or on behalf of any of the Acquired Companies. To the knowledge of the Company, none of the Acquired Companies is subject to any contractual requirements, privacy policies or other legal obligations that, following the Effective Time and as a result of the Transactions, would prohibit the Acquired Companies after the Effective Time from receiving or using Company Data substantially in the manner in which the Acquired Companies receive and use such Company Data immediately prior to the Effective Time.

(l) All Company Data owned by an Acquired Company and all Intellectual Property therein, are owned by an Acquired Company free and clear of all Liens (excluding Permitted IP Encumbrances), and all Company Data and Intellectual Property therein are not subject to any Contract containing any assignment or license of, or covenant not to assert or enforce any rights to the Company Data. The Acquired Companies have all necessary and required rights to license, use, sublicense and distribute the Company Data to conduct the business of the Company as presently conducted.

(m) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Company Data” means all data contained in the Company IT Systems or the Acquired Companies’ databases (including all Company User Data and Personal Data) and all other information and data compilations used by, or necessary to the business of, the Acquired Companies;

(ii) “Company Domain Names” means all Domain Names presently owned or purported to be owned by any Acquired Company or used in the conduct of its business;

(iii) “Company Intellectual Property” means all Company Owned Intellectual Property and all Intellectual Property in which any Acquired Company has (or purports to have) a license or similar right or that is otherwise used in the conduct of the business of any Acquired Company;

(iv) “Company IT Systems” means all information technology and computer systems (including Company Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data or information, whether or not in electronic format, used in or necessary to the conduct of the business of the Acquired Companies;

(v) “Company Owned Intellectual Property” means Intellectual Property and Software owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person, or otherwise);

(vi) “Company Privacy Policy” means each external or internal, past or present, privacy policy of any Acquired Company, including any policy relating to: (A) the privacy of users of any Company Software; (B) the collection, storage, disclosure or transfer of any Company User Data or Personal Data; and (C) any employee information;

(vii) “Company Software” means Software owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person or otherwise) or in which any Acquired Company has (or purports to have) any license or similar right or which is otherwise used in the conduct of the business of any Acquired Company;

(viii) “Company User Data” means any Personal Data or other data or information collected by or on behalf of any Acquired Company from users of any Company Software;

(ix) “Copyrights” means all works of authorship (whether or not copyrightable), moral rights, U.S. and non-U.S. registered and unregistered copyrights and mask works in both published works and unpublished works of authorship, and pending applications to register the same, and all copyrightable subject matter;

(x) “Domain Names” means all rights in internet web sites and internet domain names;

(xi) “Intellectual Property” means collectively Patents, Trademarks, Domain Names, Copyrights and Know-How;

(xii) “Know-How” means confidential or proprietary information, know how, trade secrets, customer lists, technical information, research and development, data, processes, formulas, algorithms, methods, trading systems, processes and technology;

(xiii) “Open Source Code” means any software code or other material that is distributed as “free software” or “open source software” or is otherwise distributed under a similar licensing or distribution model. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License or Sun Community Source License, or any other license described by the Open Source Initiative as set forth on www.opensource.org;

(xiv) “Patents” means all U.S. and non-U.S. patents, patent applications and inventions and discoveries that may be patentable, and all related continuations, continuations-in-part, divisionals, reissues, renewals, re-examinations, substitutions, extensions, supplementary protection certificates and later-filed non-U.S. counterparts thereto;

(xv) “Permitted IP Encumbrance” means any such matters of record, Lien and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Acquired Companies as currently conducted;

(xvi) “Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, customer or account number, or any other piece of information that alone or together with other information allows the identification of a natural person and includes Protected Health Information;

(xvii) “Protected Health Information” means “individually identifiable health information” as defined by the Administrative Simplification provisions of the Health Insurance Portability and Accountability Act of 1996, as amended, and its implementing regulations;

(xviii) “Software” means computer software, including source code, object, executable or binary code, objects, comments, screens, user interfaces, algorithms, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith; and

(xix) “Trademarks” means U.S., state and non-U.S. trade names, logos, trade dress, assumed business names, registered and unregistered trademarks, service marks and other similar designations of source or origin, together with the goodwill symbolized by or associated with any of the foregoing, and any common law rights, registrations and applications to register the foregoing.

Section 3.19 Origination and Servicing Business Generally; Status of Originated or Pending Mortgage Loans. Except as, individually or in the aggregate, would not reasonably be expected to be material to the business of the Acquired Companies, taken as a whole:

(a) Holliday Fenoglio Fowler, L.P., a Texas limited partnership (“HFF LP”) is in good standing under all applicable Laws as a mortgage broker, real estate broker and/or lender. Section 3.19(a) of the Company Disclosure Letter sets forth a complete and accurate list of all permits issued by a state agency to HFF LP as a requirement to its conduct of its business in such state (other than any qualification to do business as a foreign entity) (the “State Qualifications”). Other than the State Qualifications, no Acquired Company is required to obtain any permit in any other state as a requirement to its conduct of its business.

(b) Without limiting any other representations or warranties herein, HFF LP is an approved Freddie Mac seller/servicer, an approved Fannie Mae seller/servicer, an FHA nonsupervised mortgagee, and an approved GNMA seller/servicer, in each case in good standing (the “Agency Qualifications”). Other than the Agency Contracts, there are no side letters or other agreements setting forth requirements, contractual obligations, conditions or other provisions regarding the relationship between the Agencies and the Company (other than the Agency Guidelines). No Acquired Company is in default under any applicable Agency Contract or Agency Guidelines, and no event has occurred which would make any Acquired Company unable to comply in all material respects with the Agency Contracts and Agency Guidelines, including the eligibility requirements thereunder. No Acquired Company has received any written notice from any Agency that it intends to terminate or restrict any Acquired Company’s status as an approved seller and/or servicer, as the case may be, in its programs for which any Acquired Company is registered, approved or authorized.

(c) Each Mortgage Loan originated by HFF LP (each, an “Originated Mortgage Loan”) was underwritten and originated, and the loan documents and loan files maintained by HFF LP with respect thereto are being maintained in material compliance with all Applicable Requirements. Except as set forth in Section 3.19(c) of the Company Disclosure Letter, (A) each Originated Mortgage Loan on the Mortgage Loan Schedule is in full force and effect, is not in default and, if it has been sold to or insured or guaranteed by, or is expected to be sold to or insured or guaranteed by an Agency, complies with all applicable requirements of that Agency, and (B) the full original principal amount of each such Mortgage Loan has been fully advanced or disbursed to the applicable borrower, there is no requirement for future advances and any and all requirements as to use of escrow funds that have been disbursed for completion of on-site or off-site improvements have been complied with in all material respects. All costs, fees and expenses, mortgage registration and other taxes and personal property and intangible Taxes incurred in making, closing or recording each such Originated Mortgage Loan that were required to be paid were paid. There will be no obligation on the part of Parent, or of any other party, to make supplemental payments in addition to those made by the mortgagor, except to the extent those payments are not required to be made until after the Closing Date or are to be made out of escrow funds that are held by HFF LP, and all such payments are identified and detailed on the Mortgage Loan Schedule. The mortgage file for each Originated Mortgage Loan contains each of the documents and instruments specified to be included therein and all documents evidencing and securing each Mortgage Loan and required to be maintained by the requirements of the Applicable Requirements, duly executed and in due and proper form. Each such document or instrument is genuine and the information contained therein is true, accurate and complete in all material respects. Except as disclosed in Section 3.19(c) of the Company Disclosure Letter, HFF LP received a lender’s policy of title insurance in favor of HFF LP in connection with all Originated Mortgage Loans made by HFF LP and secured by real property in an amount not less than the loan amount. To the knowledge of the Company, no property with respect to which HFF LP has made an Originated Mortgage Loan is in material violation of any environmental Laws. Except as set forth on Section 3.19(c) of the Company Disclosure Letter, HFF LP has obtained a Phase I environmental assessment for each property with respect to which HFF LP has made an Originated Mortgage Loan.

(d) No Originated Mortgage Loan has been held for sale for a period of time after the date of funding that is outside the requirements of any applicable warehouse line, and subsequent to the date of this Agreement there will have been no increase in the aggregate outstanding principal balance of such Originated Mortgage Loans held for sale for a period of time after the date of funding that is outside of the requirements of any applicable warehouse line that would constitute a Company Material Adverse Effect. There are no Mortgage Loans that are held for investment.

(e) Except as specified in Section 3.19(e) of the Company Disclosure Letter, the risk-sharing obligations between any Acquired Company and the applicable Agency have not been modified from standard Agency terms.

(f) Section 3.19(f) of the Company Disclosure Letter is a complete and accurate list (by category), as of the date of this Agreement, to be updated as of a date not more than five (5) Business Days before the Closing Date, of all Mortgage Loans as to which any Acquired Company has received applications but not yet made loan commitments, forward commitments, unfunded commitments and commitments for permanent Mortgage Loans (whether relating to loans to be made by any Acquired Company on its own behalf or on behalf of another party) and indicates in each case the proposed permanent lender and the intended disposition of such loan (e.g., sale to Freddie Mac, etc.).

Section 3.20 Servicing Portfolio.

(a) The Company has delivered to Parent one or more electronic data files dated as of March 15, 2019 that provide loan level information with respect to the Serviced Mortgage Loans, with the loan level fields being those described on Section 3.20(a) of the Company Disclosure Letter (collectively, the “Mortgage Loan Schedule,” which term includes, except where the context requires otherwise, updated data tapes to be prepared as of the close of business on a date not more than five (5) Business Days before the Closing Date (the “Cut-off Date Mortgage Loan Schedule”)). The information set forth in the Mortgage Loan Schedule is true, complete and correct in all material respects as of the date thereof and the information in each of the Cut-off Date Mortgage Loan Schedule to be prepared and delivered to Parent will be true, complete and correct in all material respects as of the date delivered. Subject to the rights of the Agencies, the Private Investors and the Superior Servicers under the Agency Contracts and the Servicing Agreements, HFF LP is the sole owner and holder of all legal and beneficial right, title and interest in and to the related servicing rights, servicing advances, Custodial Funds and Servicer Mortgage Files immediately prior to the Closing.

(b) To the knowledge of the Company, no Superior Servicer is in breach of its duties under, nor has any termination or similar event occurred, under any Superior Servicing Agreement, which breach or event would, with notice of passage of time, result in a termination of HFF LP’s right to service or sub-service one or more Serviced Mortgage Loans under a related Servicing Agreement. The Agency Contracts or Servicing Agreements set forth all of the provisions with respect to fees and other income and set forth in all material respects all of the other terms and conditions of HFF LP’s rights and obligations relating to the servicing of the Serviced Mortgage Loans identified in the Mortgage Loan Schedule, and there are no other Contracts that modify or affect the Agency Contracts, the Servicing Agreements, the servicing compensation or the related servicing rights. HFF LP owns the entire right, title and interest in and to the servicing rights, subject to the applicable Servicing Agreements, free and clear of all Liens except for the rights of the Superior Servicers under the Fee-Based Servicing Agreements.

(c) The Company has delivered to Parent one or more electronic data files dated as of March 15, 2019 setting forth the amount of each servicing advance (shown, (i) in the case of delinquency advances of principal and/or interest on an aggregate portfolio basis, net of any unscheduled principal and interest payments, and (ii) in the case of tax or insurance or other property protection advances on a loan-level basis, gross of any unscheduled principal and interest payments) with the data fields identified in Section 3.20(c) of the Company Disclosure Letter, to be updated as of a date not more than five (5) Business Days before the Closing Date (the “Cut-off Date Servicing Advance Schedule”). Each servicing advance is a valid and subsisting amount owing to HFF LP, made in accordance with and payable at the times and in accordance with the provisions of the applicable

Servicing Agreement, and is a legal, valid and binding reimbursement right, and is enforceable against such securitization trust or owner in accordance with its terms, and is not subject to any claims, defenses or set-off arising from acts or omissions of HFF LP that could be asserted against Parent. Each servicing advance is entitled to be paid or reimbursed, has not been repaid or reimbursed in whole and has not been compromised, adjusted (except by partial payment), extended, satisfied, subordinated, rescinded, amended or modified. No servicing advance receivable has been sold, transferred, assigned or pledged by HFF LP to any Person. The information set forth in the Servicing Advance Loan Schedule is true, complete and correct in all material respects as of the date thereof and the information in the Cut-off Date Servicing Advance Schedule to be prepared and delivered to Parent will be true, complete and correct in all material respects as of the date delivered, in each case in accordance with the applicable Servicing Agreement. Section 3.20(c) of the Company Disclosure Letter is a complete and accurate list, as of the date of this Agreement, to be updated as of a date not more than five (5) Business Days before the Closing Date, of all Serviced Mortgage Loans for which, in the Company’s reasonable and good faith judgment, based on information currently available to the Company, HFF LP may be required to make delinquency or servicing advances, including tax advances, during the next 12 months, or as to which, in the Company’s reasonable and good faith opinion, the borrower is reasonably likely to be unable to meet scheduled debt service requirements during such period. Section 3.20(c) of the Company Disclosure Letter is a complete and accurate list, as of the date of this Agreement, to be updated as of a date not more than five (5) Business Days before the Closing Date, of each Mortgage Loan originated or serviced by HFF LP which is identified as a non-performing, “watch list” or other similarly classified loan, and includes a description of: (i) the owner of the Mortgage Loan, (ii) the mortgagor name, (iii) the address of the mortgaged property, (iv) the current principal balance, (v) the interest rate, (vi) whether it has a fixed or adjustable rate, (vii) the date the next payment is due, (viii) the taxes and interest balance, (ix) the replacement reserve balance, (x) the other balance and description, (xi) the monthly principal and interest payment, (xii) the monthly taxes and interest payment, (xiii) the monthly replacement reserve payment, (xiv) the monthly other payment and description, (xv) the advances outstanding, (xvi) HFF LP’s servicing fee, (xvii) the watchlist level or similar classification, (xviii) the debt service coverage ratio as of the end of the most recently completed fiscal year of the mortgagor, (xix) the most recent debt service coverage ratio, if available, and (xx) comments made by HFF LP in relation to each such Serviced Mortgage Loan, and includes a description of whether or not the non-performance has been reported to any Agency, Private Investor or Superior Servicer and a narrative of the issues and action plan for each such Mortgage Loan, including a description of any communications or discussions with any Agency, Private Investor or Superior Servicer concerning such Mortgage Loan.

(d) The Servicing File for each Mortgage Loan contains each of the documents and instruments specified to be included therein under the Applicable Requirements and all such documents. Each such document or instrument is genuine and in due and proper form and the information contained therein is true, accurate and complete in all material respects.

(e) All monies received by HFF LP with respect to the Serviced Mortgage Loans have been properly accounted for and applied. HFF LP has maintained all Servicing Escrow Accounts and Servicing Custodial Accounts in accordance with the Applicable Requirements in all material respects and has properly credited to the account of the related Mortgagor all interest required to be paid on any escrow account in accordance with all Applicable Requirements. HFF LP has made all property protection advances required to be made by it under the Applicable Requirements or, if HFF LP is not required to make property protection advances, timely notified the applicable Private Investors or Superior Servicers of all events necessitating property protection advances, in accordance with all Applicable Requirements. All payoff and assumption statements with respect to each Serviced Mortgage Loan were, at the time provided, true and correct in all material respects.

(f) The Serviced Mortgage Loans have been and are being serviced (and, if applicable, were originated) in material compliance with all Applicable Requirements. Without limiting the generality of the preceding statement, HFF LP is in full compliance with all Agency Guidelines, including each net worth, reserve, liquidity and other financial condition required by any of the Agencies, and has not done or omitted to do, or caused to be done or omitted to be done, any act, the effect of which would operate to invalidate, impair or be a breach of any approvals or licenses of any Governmental Entity. HFF LP has not received any notice from any Agency of any default or deficiency in HFF LP’s performance as an approved or qualified lender or seller/servicer. No Agency, Private Investor, custodian, trustee, rating agency, sub-servicer, insurer or any other third party has provided written notice to any Acquired Company claiming that, stating or otherwise indicating the institution of an investigation or similar inquiry into whether any Acquired Company has violated, breached or not complied with any Applicable Requirement. No Agency or other third party has exercised or, to the knowledge of the Company, is threatening to exercise any contractual right to require HFF LP to repurchase any Mortgage Loan, or to impose a penalty, due to a breach of a representation, warranty or covenant by any Acquired Company under any Applicable Requirements.

(g) The Acquired Companies maintain policies and procedures designed to monitor the performance and compliance of the Subordinate Servicers with Applicable Requirements. The program is designed to evaluate and monitor the overall quality of the Subordinate Servicers’ activities as sub-servicers or vendors and to detect possible errors or omissions in the Subordinate Servicers’ performance of their duties as sub-servicers or vendors. Such policies and procedures have not detected, nor does any Acquired Company otherwise have notice or Knowledge, of a failure of a Subordinate Servicer to comply with the related Subservicing Agreements that could reasonably be expected to have a material adverse effect on the servicing rights, performance by HFF LP of its obligations under the Applicable Requirements or on HFF LP’s ability to perform its obligations under this Agreement.

(h) No Acquired Company has been the subject of an audit or compliance or performance review by any Agency, Private Investor or Superior Servicer, which audit or review asserted one or more instances of non-compliance with Applicable Requirements that could have a Company Material Adverse Effect or a material adverse effect on the servicing rights or the Serviced Mortgage Loans, the performance by HFF LP of its obligations under the Applicable Requirements or the performance by HFF LP of its obligations under this Agreement.

(i) HFF LP has heretofore timely complied with any and all duties imposed on HFF LP under the Applicable Requirements to deliver or cause to be delivered to one or more Private Investors and Superior Servicers (i) annual assessments of compliance with servicing criteria and (ii) annual accountants’ attestation reports with respect to assessments of compliance with servicing criteria.

(j) With respect to each Serviced Mortgage Loan that is included in a commercial mortgage securitization trust (“CMBS Trust Fund”) that was or is required to file periodic reports under the Exchange Act, HFF LP has heretofore timely complied with any and all duties imposed on HFF LP under the Applicable Requirements to deliver or cause to be delivered to the Superior Servicer (i) Sarbanes-Oxley back-up certifications and (ii) notices of events or circumstances that are reportable to the Superior Servicer for the purpose of the related depositor’s compliance with its duties to file or caused to be filed Forms 8-K, Forms 10-D and Forms 10-K (or any predecessor Form 10-Q) under the rules and regulations of the Exchange Act (including Regulation AB therein). To the knowledge of the Company, HFF LP has not heretofore been placed on the “do not hire”, “prohibited sub-servicer” or other similar list maintained by any CMBS depositor.

(k) Within the five (5) years preceding the date hereof, HFF LP has made no claim, and HFF LP presently has no cause to make any claim, under any error and omissions insurance policy or fidelity bond maintained by HFF LP in respect of its servicing activities.

Section 3.21 Primary Servicer Rating. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect: (a) all materials furnished and all information disclosed to Fitch in connection with HFF LP’s rating by Fitch as a commercial mortgage loan primary and special servicer were true, correct and not misleading as of the date when so furnished or disclosed, (b) HFF LP has received no notice or communication threatening or effecting a termination or withdrawal of such rating and (c) HFF LP has received no notice from any national statistical rating organization to the effect that HFF LP’s service as a primary servicer or sub-servicer with respect to mortgage loans included in a commercial mortgage securitization would be likely to result in a qualification, downgrade or withdrawal of the ratings assigned by such rating organization, with respect to one or more classes of securities issued in such securitization and rated by such rating organization.

Section 3.22 Broker-Dealer.

(a) HFF Securities L.P., a Delaware limited partnership (“HFF Securities”), is and has been, since the commencement of its engagement in activities for which registration as a broker-dealer is or was required under the Exchange Act (such activities, the “Broker-Dealer Activities”), duly registered as a broker-dealer with the SEC under the Exchange Act and applicable state securities law. HFF Securities is a member firm of FINRA, in good standing. HFF Securities is not a member of any other self-regulatory organization. HFF Securities is duly registered, licensed and qualified as a broker-dealer in all jurisdictions where such registration, licensing or qualification is so required, except as, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Other than HFF Securities, no Acquired Company is currently required to be registered, licensed or qualified as a broker or a dealer under the Exchange Act, the rules of FINRA (“FINRA Rules”) or any other Laws. HFF Securities is in compliance in all material respects with all Laws requiring registration, licensing or qualification as a broker-dealer, and is in compliance with all Laws concerning its operations as a broker-dealer, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2016, HFF Securities has filed all regulatory reports, schedules, forms, registrations and other documents, including Form BD and filings pursuant to FINRA Rule 4530 and SEC Rules 17a-5 and 17a-11, as applicable, together with any material amendments required to be made with respect thereto, that it was required to file with any applicable Governmental Entity on its own behalf or on behalf of any of its “associated persons”, as such term is defined in the Exchange Act and the rules and Bylaws of FINRA (the “Associated Persons”) (collectively, the “BD Regulatory Filings”), and has paid all fees and assessments due and payable in connection therewith, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2016, the information contained in HFF Securities’ BD Regulatory Filings, including the information contained in HFF Securities’ Form BD as most recently filed with the SEC, was true, complete and correct in all material respects at the time of filing, and HFF Securities has made all material amendments to such BD Regulatory Filings as it is required to make under any applicable Law. Prior to the date hereof, a true, complete and correct copy of HFF Securities’ membership agreement with FINRA has been made available to Parent, and HFF Securities is operating in compliance with the terms and conditions of such membership agreement except, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and, to the knowledge of the Company, no Action is pending with FINRA to amend such membership agreement.

(b) No Acquired Company nor, to the knowledge of the Company, any officer, director, employee or Associated Person of any Acquired Company, has received written notice of any Action, audit, sweep letter, examination or other inquiry (including by the SEC, FINRA, the Department of Labor or any other Governmental Entity) pending or, to the knowledge of the Company threatened in writing, against HFF Securities or against or involving any officer, director, employee or Associated Persons of HFF Securities, as the case may be. Neither HFF Securities nor, to the knowledge of the Company, any Associated Person thereof is ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an Associated Person of a registered broker-dealer. There is no Action pending or, to the knowledge of the Company, threatened in writing, that would reasonably be expected to result in HFF Securities or any Associated Person thereof becoming ineligible to act in such capacity. Neither HFF Securities nor, to the knowledge of the Company, any of its directors, officers, employees or Associated Persons is or has been adjudged or is under current investigation or Action, whether preliminary or otherwise, for “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act or is subject to any of the events set forth in Rule 1014(a)(3)(A) and (C) through (E) of the former National Association of Securities Dealers, Inc., and, to the knowledge of the Company, none of such directors, officers, employees or Associated Persons is subject to heightened supervision under the rules, regulations, ordinances or by-laws of any Governmental Entity. Neither HFF Securities nor, to

the knowledge of the Company, any Affiliate or Associated Person is subject to a disqualification under Rule 262 of Regulation A under the Securities Act or Rule 506(d) of Regulation D under the Securities Act, or any similar disqualification provisions under Regulation E under the Securities Act, except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the business of the Acquired Companies.

(c) Except as disclosed in any Form BD or Form U-4 filed by HFF Securities prior to the date of this Agreement, neither HFF Securities nor, to the knowledge of the Company, any of its directors, officers, employees or Associated Persons is subject to any order or Action of any Governmental Entity that permanently enjoins such Person from engaging in or continuing any conduct or practice in connection with any activity involving or in connection with Broker-Dealer Activities. Neither HFF Securities nor, to the knowledge of the Company, any of its directors, officers, employees or Associated Persons is, or has been, the subject of any Action or disciplinary event requiring disclosure on Form BD, Form U-4 or otherwise with any Governmental Entity that has not been so disclosed, except, with respect to such non-disclosure, as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the business of the Acquired Companies.

(d) Section 3.22(d) of the Company Disclosure Letter sets forth a true, complete and correct list of each “branch office” and “office of supervisory jurisdiction” (as defined under FINRA Rules) of HFF Securities.

(e) Each of HFF Securities’ directors, officers, employees, Associated Persons and independent contractors, who are required under applicable Law to be registered, licensed or qualified as a principal, a representative, an agent or a salesperson (or a limited subcategory thereof) with any Governmental Entity are, and have been since January 1, 2018 (or such more recent date on which such Person first became associated with HFF Securities), duly registered as such and such registrations are and were, since January 1, 2018 (or such more recent date), in full force and effect, or are or were in the process of being registered as such within the time periods required by any Governmental Entity, as applicable, except as would not be material to the business of the Acquired Companies. Section 3.22(e) of the Company Disclosure Letter sets forth all Governmental Entities with which HFF Securities and each of its directors, officers, employees, Associated Persons and independent contractors are registered, licensed, authorized or approved as a broker-dealer, a principal, a representative, an agent or a salesperson (or any limited subcategory thereof), including any membership in or registration with any such Governmental Entity. Except as set forth in Section 3.22(e) of the Company Disclosure Letter, none of such principals, representatives, agents or salespersons is registered on behalf of any broker-dealer other than HFF Securities.

(f) HFF Securities maintains its minimum net capital (i) in compliance in all material respects with all Laws imposed by the SEC or any other Governmental Entity and (ii) in an amount sufficient to ensure that, since January 1, 2018, it has not been required to file notice under Rule 17a-11 under the Exchange Act. HFF Securities has no agreement, arrangement or understanding with any Governmental Entity to increase its regulatory capital above the amounts required to be maintained pursuant to Rule 15c3-1 under the Exchange Act. Since January 1, 2016, no capital withdrawal or transfer of assets from HFF Securities has occurred that was not in compliance with FINRA Rule 4110, NASD Rule 1017(a)(3) or SEC Rule 15c3-1. HFF Securities does not guarantee any other Person’s liabilities, and none of HFF Securities’ assets has been pledged to secure financing or a loan to it or any Affiliate or Associated Person. HFF Securities does not have any subordinated debt outstanding to any Affiliate or Associated Person.

Section 3.23 Affiliate Transactions.

(a) No material relationship, direct or indirect, exists between any Acquired Company, on the one hand, and any officer, director or other Affiliate (other than any Acquired Company) of the Company, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents, which is not described therein. To the knowledge of the Company, no Affiliate has threatened in writing (including by email) to terminate, modify or cancel its business relationship (in whole or in substantial part) with any of the Acquired Companies following the Effective Time.

(b) Except as set forth in Section 3.23(b) of the Company Disclosure Letter, no Acquired Company receives any material services or revenue from, or is obligated to make any material payments to, HFF Holdings LLC or any of its Affiliates.

Section 3.24 Brokers. Except for Morgan Stanley & Co. LLC (“Morgan Stanley”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions. True, correct and complete copies of all Contracts between any of the Acquired Companies and Morgan Stanley have been made available to Parent solely for informational purposes (subject to redaction of the fee structure contained therein).

Section 3.25 Takeover Statutes. No Takeover Laws or any anti-takeover provision in the Company Charter or the Company Bylaws are, or at the Effective Time will be, applicable to the Company, this Agreement, the Merger, the Subsequent Merger or any of the other Transactions. For purposes of this Agreement, “Takeover Laws” shall mean any “moratorium,” “control Company Common Stock acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations.

Section 3.26 Fairness Opinion. The Company Board has received the opinion of Morgan Stanley, to the effect that, as of the date of such opinion and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by Morgan Stanley as set forth in such opinion, the Merger Consideration is fair from a financial point of view to the holders of the Company Common Stock, which opinion will be made available to Parent solely for informational purposes.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND MERGER LLC

Except as (a) set forth in the corresponding section of the disclosure letter delivered by Parent to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this ARTICLE IV, (it being understood that the disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed to qualify other sections in this ARTICLE IV to the extent (and only to the extent) that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections) or (b) disclosed in the Parent SEC Documents (excluding exhibits and other information incorporated therein) filed with, or furnished to, the SEC and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature in each case other than any specific factual information contained therein, which shall not be excluded); provided, however, that any such disclosures in such Parent SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty; provided, further, that the disclosures in the Parent SEC Documents shall not be deemed to qualify any representations or warranties made in Section 4.2 (Capital Stock), Section 4.3 (Authority), Section 4.7 (Information Supplied), Section 4.14 (Ownership of Parent Shares) or Section 4.16 (Sufficiency of Funds), Parent, Merger Sub and Merger LLC jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power; Subsidiaries.

(a) Each of Parent, Merger Sub and Merger LLC (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except, in the case of clauses (ii) and (iii) only, as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Parent has made available to the Company true, correct and complete copies of the certificate of incorporation of Parent, as amended to the date of this Agreement (as so amended, the “Parent Charter”), the bylaws of Parent, as amended to the date of this Agreement (as so amended, the “Parent Bylaws”), and, if requested by the Company, the comparable charter and organizational documents of Merger Sub and Merger LLC, in each case as amended through the date of this Agreement.

(c) All of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of Parent owned by Parent or another Affiliate of Parent are owned by Parent or such Affiliate free and clear of any Liens of any nature whatsoever, except for restrictions on transfer under securities Laws, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 10,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”), and 100,000,000 shares of Parent Common Stock. As of the Specified Time, (i) 45,738,607 shares of Parent Common Stock were issued and outstanding (including no restricted shares of Parent Common Stock (“Parent Restricted Shares”)), all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of Parent Preferred Stock were issued or outstanding and (iii) no shares of Parent Preferred Stock or Parent Common Stock were held by Parent as treasury shares.

(b) As of the Specified Time, Parent had no shares of Parent Common Stock or shares of Parent Preferred Stock reserved for issuance, except for (i) 1,194,858 shares of Parent Common Stock available for future grants pursuant to the Parent Stock Plans, (ii) 86,222 shares of Parent Common Stock subject to outstanding Parent Stock Options, (iii) 565,017 shares of Parent Common Stock subject to outstanding Parent Restricted Stock Units (provided that, with respect to any Parent Restricted Stock Units that are subject to performance-based vesting conditions, such shares are measured at the maximum level of performance) and (iv) no shares of Parent Common Stock reserved for issuance pursuant to the Parent ESPPs. Parent has made available to the Company true, correct and complete copies of all equity plans pursuant to which Parent has granted Parent Restricted Shares, Parent Restricted Stock Units and Parent Stock Options (collectively, “Parent Stock Awards”) and the forms of all award agreements evidencing such grants.

(c) As of the date of this Agreement, except for the Parent Stock Awards referred to in Section 4.2(b) and the related award agreements, there are no outstanding or existing (i) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent (other than such Parent Stock Awards); (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent (other than such Parent Stock Awards); (iii) obligations of Parent to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of Parent and there are no outstanding stock appreciation rights issued by Parent with respect to the capital stock of Parent; (v) voting trusts or other agreements or understandings to which Parent or, to the knowledge of Parent, any of its officers or directors is a party with respect to the voting of capital stock of Parent; or (vi) bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Parent may vote.

(d) Since the Specified Time to the execution of this Agreement, Parent has not issued, granted, delivered, sold, pledged, disposed of or encumbered any shares of its capital stock, except in connection with the shares of Parent Common Stock subject to Parent Stock Awards outstanding as of the Specified Time in accordance with the terms of such instruments.

(e) As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding shares of Parent Common Stock.

Section 4.3 Authority.

(a) Each of Parent, Merger Sub and Merger LLC has all necessary corporate or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub and the adoption of this Agreement by Parent in its capacity as sole member of Merger LLC, to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent, Merger Sub and Merger LLC and the consummation by Parent, Merger Sub and Merger LLC of the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of Parent, Merger Sub and Merger LLC, and no other corporate or limited liability company proceedings on the part of Parent, Merger Sub or Merger LLC are necessary to approve this Agreement or to consummate the Transactions other than the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub and the adoption of this Agreement by Parent in its capacity as sole member of Merger LLC. For the avoidance of doubt, no vote or other consent of stockholders of Parent shall be required to approve this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by Parent, Merger Sub and Merger LLC and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of Parent, Merger Sub and Merger LLC, enforceable against each of Parent, Merger Sub and Merger LLC in accordance with its terms, subject to the Enforceability Limitations.

(b) The Parent Board unanimously adopted resolutions (i) approving this Agreement, the Merger, the Subsequent Merger, the Share Issuance and the other Transaction and (ii) determining that the terms of the Merger, the Subsequent Merger, the Share Issuance and the other Transactions are in the best interests of Parent and its stockholders.

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent, Merger Sub and Merger LLC, and the consummation by each of Parent, Merger Sub and Merger LLC of the Transactions, do not and will not (i) conflict with or violate the Parent Charter, the Parent Bylaws, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of Section 4.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any Law, in each case that is applicable to any Parent Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract that is material to the business of the Parent Companies, (iv) result in any breach or violation of any Parent Stock Plans (including any award agreement thereunder), or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Parent Companies, other than, in the case of clauses (ii), (iii) and (iv) above, any such items that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect or materially impair the ability of Parent to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

(b) The execution, delivery and performance of this Agreement by each of Parent, Merger Sub and Merger LLC, and the consummation by each of Parent, Merger Sub and Merger LLC of the Transactions, do not and will not require any consent, approval, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Securities Act (and the rules and regulations promulgated thereunder) and the Exchange Act (and the rules and regulations promulgated thereunder), (ii) compliance with any applicable international, federal or state securities or “blue sky” Laws, (iii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under the Regulatory Laws, (iv) such filings as are necessary to comply with the rules and regulations of the applicable requirements of the New York Stock Exchange (the “NYSE”), (v) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger and the certificate of merger in connection with the Subsequent Merger, in each case as required by the DGCL, (vi) approval by FINRA under NASD Rule 1017 with respect to the change of ownership or control of broker deal entities that are Acquired Companies, (vii) approvals by the U.K. Financial Conduct Authority for a change in control under the U.K. Financial Services and Markets Act 2000 and (viii) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or materially impair the ability of Parent, Merger Sub or Merger LLC to perform their respective obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

Section 4.5 SEC Reports; Financial Statements.

(a) Parent has filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by Parent with the SEC since January 1, 2017 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment filed prior to the date hereof, each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and SOX, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. Except to the extent that information in any Parent SEC Document has been revised or superseded by a Parent SEC Document filed prior to the date hereof, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act, and no Parent Company is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system, in each case except for periodic reporting requirements solely by virtue of such Subsidiary’s operations as a broker or dealer.

(b) The audited consolidated financial statements of Parent and its consolidated Subsidiaries (including any related notes thereto) that are included in the Parent SEC Documents (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or permitted by the SEC under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of Parent and its consolidated Subsidiaries (including any related notes thereto) that are included in the Parent SEC Documents (x) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (y) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and (z) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods indicated.

(c) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Parent Companies. Parent has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX, and based on the most recent such assessment concluded that such controls were effective. Parent has disclosed, based on its most recent evaluation, to Parent’s outside auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since January 1, 2017, Parent has not identified any significant deficiency, material weakness or fraud, whether or not material, that involved management or other employees.

(d) Since January 1, 2017, (i) the Chief Executive Officer and the then-acting Chief Financial Officer of Parent have signed, and Parent has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX; (ii) the statements contained in such certifications are accurate; (iii) such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and (iv) neither Parent nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(e) Since January 1, 2017, (i) no Parent Company nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of any of the Parent Companies has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Parent Companies or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any of the Parent Companies has engaged in questionable accounting or auditing practices and (ii) no attorney representing any of the Parent Companies, whether or not employed by any of the Parent Companies, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent.

(f) Parent has made available to the Company true, correct and complete copies of all written comment letters from the staff of the SEC received since January 1, 2017 relating to the Parent SEC Documents and all written responses of Parent thereto other than with respect to requests for confidential treatment. Parent has timely responded to all comment letters from the staff of the SEC, and the SEC has not asserted that any of such responses is inadequate, insufficient or otherwise non-responsive. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and, to the knowledge of Parent, none of the Parent SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of Parent, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of any of the Parent Companies.

Section 4.6 No Undisclosed Liabilities. No Parent Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (a) reflected or reserved against in Parent’s consolidated balance sheet as at December 31, 2018 (or the notes thereto), (b) incurred in the ordinary course of business since December 31, 2018 consistent with past practice and consistent in nature and amount with those set forth on Parent’s consolidated balance sheet as at December 31, 2018, (c) arising out of or in connection with this Agreement or the Transactions or (d) that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.7 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and Proxy Statement and any other documents filed by Parent with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4 or Proxy Statement.

Section 4.8 Absence of Certain Changes or Events. Since December 31, 2018, there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.9 Litigation.

(a) As of the date of this Agreement, (i) there is no Action pending or, to the knowledge of Parent, threatened against the Parent Companies, any of the Parent Companies’ properties or assets or any of the Parent Companies’ present or former officers, directors or, to the knowledge of Parent, representatives (in their capacities as such), that (A) seeks or imposes any material injunctive relief, (B) was commenced by a Governmental Entity or (C) individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect, and (ii) none of the Parent Companies, nor any of its properties or assets nor any of the Parent Companies’ present or former officers, directors or, to the knowledge of Parent, representatives (in their capacities as such) is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b) As of the date of this Agreement, there is no Action pending or, to the knowledge of the Parent, threatened against any Parent Company, by a private party, Governmental Entity or arbitral body, that would, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the consummation of the Transactions.

Section 4.10 Compliance with Laws; Permits.

(a) The Parent Companies are in, and at all times since January 1, 2016, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance, individually or in the aggregate, that have not had, and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2016, none of the Parent Companies has received any written communication from a Governmental Entity that alleges that any Parent Company is not in compliance with any Law in any material respect.

(b) Except as, individually or in the aggregate, would not reasonably be expected to result in a material liability to the Parent Companies, taken as a whole, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2017, have been in, compliance in all material respects with the Fraud and Bribery Laws, and none of the Parent Companies nor, to the knowledge of Parent, any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Parent Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2016, have been in, compliance with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department. Without limiting the foregoing, there are no pending or, to the knowledge of the Company, threatened claims or investigations by any Governmental Entity of potential violations against any of the Parent Companies with respect to export activity or export licenses that, individually or in the aggregate, would have or would reasonably be expected to have a Parent Material Adverse Effect.

(d) The Parent Companies have in effect all Permits necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have, a Parent Material Adverse Effect. All Permits of the Parent Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. To the knowledge of Parent, except as, individually or in the aggregate, would not reasonably be expected to be material and adverse to the Parent Companies, taken as a whole, each employee of any of the Parent Companies has in effect all material Permits necessary for such employee to carry on the business of the Parent Companies as now conducted by such employee.

Section 4.11 Benefit Plans.

(a) For purposes of this Agreement, “Parent Plan” means any material “employee benefit plan” (within the meaning of Section 3(3) of ERISA), including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any other stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, retention, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, welfare, disability, health, medical, life insurance, material fringe benefit, flexible spending account, written consulting or written employment plan, policy, program or arrangement, whether or not subject to ERISA, in each case (i) that is sponsored, maintained or contributed to (or required to be contributed to) by any Parent Company, (ii) to which any Parent Company is a party or (iii) under which any of the Parent Companies has any current or future liability (including contingent liability). With respect to each material Parent Plan (including each severance, retirement, retiree medical, equity or equity-based, retention or change in control plan, policy, program or arrangement), Parent has made available to the Company a current, accurate and complete copy of, to the extent applicable, all plan documents, including all amendments, or a summary of the material terms thereof. Parent has made available to the Company true, correct and complete copies of all equity plans pursuant to which the Parent has granted Parent Stock Awards and the forms of all award agreements evidencing such Parent Stock Awards.

(b) With respect to the Parent Plans:

(i) each Parent Plan has been established and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, including all filing and disclosure requirements, except as would not reasonably be expected to result in a Parent Material Adverse Effect; and

(ii) each Parent Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in accordance with all applicable requirements of such Laws, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment, and (C) if intended to be funded or book-reserved, is substantially funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions except as would not, in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(c) No Parent Company nor any of its ERISA Affiliates has contributes to, is obligated to contribute to or has any liability (including contingent liability) with respect to (i) any “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code or (iii) a multiple employer plan subject to Section 4063 or 4064 of ERISA.

Section 4.12 Labor Matters. No Parent Company is a party to, or is bound by, any collective bargaining agreement or similar agreement with any labor union, labor organization or works council, and no Parent Company has been a party to or bound by any such agreement within the last three years. No Parent Company is obligated under any agreement to recognize or bargain with any labor organization, representative, union, or works council. Since January 1, 2016, there has been no: (i) to the knowledge of Parent, organizational activity (including without limitation any petition or demand for recognition or election) or threat thereof by or with respect to any employees of any of the Parent Companies, or (ii) strike, picketing, work stoppage or lockout, or, to the knowledge of Parent, threat thereof, by or with respect to any employees of any of the Parent Companies, whether engaged in collective action or not, except where such strike, picketing, work stoppage, or lockout has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Company has complied in all material respects with all applicable Laws relating to wages, hours, immigration, discrimination in employment, collective bargaining and all other Laws pertaining to employment and labor, including WARN, and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing. There is no, and within the past three years there has not been any, Action pending or, to the knowledge of Parent, threatened by or on behalf of any employee or independent contractor or group of employees or independent contractors (in each case, current or former) of any of the Parent Companies, including any charge, grievance, complaint or investigation alleging material violation of any local, state, federal or other Law related to labor or employment, whether domestic or international, including without limitation, Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of the Office of Federal Contract Compliance Programs, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission, the U.S. or any State Department of Labor, or any other Governmental Entity, in each case except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Without limiting the generality of the foregoing, each employee of a Parent Company who works in the United States or any non-U.S. jurisdiction is duly authorized to work in the United States or such other non-U.S. jurisdiction, respectively, and the Acquired

Companies have complied in all material respects with applicable Laws concerning each such current and former employee’s employment eligibility verification, including with respect to Forms I-9 for U.S. employees. No Parent Company is a federal, state, local or other government contractor or subcontractor, nor otherwise required to comply with any affirmative action obligations or other requirements applicable to any such contractor or subcontractor.

Section 4.13 Taxes.

(a) All material Tax Returns that are required to have been filed by or with respect to any Parent Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete and disclose all material Taxes required to paid by or with respect to any Parent Company for the periods covered thereby.

(b) The Parent Companies have timely paid all material Taxes which may be due and owing by or with respect to any of them (whether or not required to be shown on any Tax Return).

(c) All material Taxes that any Parent Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(d) There is not pending or, to the knowledge of Parent, threatened any audit, examination, investigation or other Action with respect to any material Taxes for which a Parent Company may be liable.

(e) All deficiencies asserted in writing or assessments made in writing as a result of any examination of material Tax Returns required to be filed by or with respect to any Parent Company have been paid in full or otherwise finally resolved.

(f) No Parent Company has waived in writing any statute of limitations with respect to a material amount of Taxes which waiver is currently in effect, and no written request for such a waiver is outstanding.

(g) No Parent Company has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) in the three years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(h) No Parent Company is a party to any material Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement solely among Parent Companies).

(i) No Parent Company has any liability for Taxes of any other Person (other than another Parent Company) (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), except as a result of being a member of a consolidated, affiliated or similar combined group the common parent of which is Parent, or (ii) as a transferee or successor.

(j) There are no Liens for a material amount of Taxes upon any property or assets of any Parent Company, except for Permitted Liens.

(k) No Parent Company has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

Section 4.14 Ownership of Parent Shares. Neither Parent nor Merger Sub or Merger LLC nor any of their respective Subsidiaries or the “affiliates” or “associates” of such entity is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company, in each case, as defined in Section 203(c) of the DGCL.

Section 4.15 Ownership and Operations of Merger Sub and Merger LLC. Each of Merger Sub and Merger LLC has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent. Parent owns, and at the Effective Time will own, directly or indirectly all of the outstanding membership interests of Merger LLC.

Section 4.16 Sufficiency of Funds. As of the date hereof, Parent has, and at the Closing, Parent will have, access (including available lines of credit) to sufficient funds to pay the Merger Consideration and all other amounts required to be paid by Parent at Closing under this Agreement, and all related fees and expenses required to be paid at the Closing by Parent in connection with the Transactions, and, together with the shares of Parent Common Stock to be issued in accordance with the terms of this Agreement, Parent’s cash on hand and cash on hand from operations of the Company are sufficient for the satisfaction of all of Parent’s, Merger Sub’s and Merger LLC’s obligations under this Agreement, including payment of the Merger Consideration and all related fees and expenses required to be paid at the Closing by Parent, Merger Sub and Merger LLC in connection with the Transactions.

Section 4.17 Brokers. Except for J.P. Morgan Securities LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) Except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), for matters set forth in Section 5.1 of the Company Disclosure Letter or otherwise expressly required or permitted by this Agreement or required by Law, from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business and the business of its Subsidiaries in the ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use, and cause each of its Subsidiaries to use, reasonable best efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, maintain all material Permits of the Company and its Subsidiaries, keep available the services of the current officers and employees of the Company and its Subsidiaries and preserve intact the goodwill and ongoing business relationships with customers, suppliers, licensors, licensees, Governmental Entities, creditors and others having business dealings with them.

(b) Without limiting the generality of Section 5.1(a), except for matters set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly required or permitted by this Agreement or required by Law, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any other Acquired Company to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend or permit the adoption of any amendment to the charter or bylaws (or equivalent organizational documents) of any Acquired Company;

(ii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(iii) other than certain grants to directors of the Company and employees of the Acquired Companies hired on or after the date of this Agreement, as described in greater detail in Section 5.1(b)(iii) of the Company Disclosure Letter, issue, grant, deliver, sell, pledge, dispose of or encumber any (A) shares of capital stock, (B) Company Voting Debt or other voting securities, (C) Company Stock Equivalents, (D) any equity or equity-based compensation awards under any Company Stock Plan or similar plan, policy, program, practice, arrangement or agreement or (E) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, any Acquired Company, other than the issuance of Company Shares upon the exercise of Company Stock Options or the settlement of Company Restricted Stock Units, in each case, outstanding as of the Specified Time or permitted to be granted under this clause (iii) and in accordance with their terms under the Company Stock Plans as of the date of this Agreement;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than any dividend or distribution by a Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company;

(v) otherwise manage its working capital in a manner other than in the ordinary course of business;

(vi) enter into any interest rate, derivatives or hedging transaction (including with respect to commodities) other than in the ordinary course of business in accordance with the Company hedging policy made available to Parent;

(vii) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests (except in connection with the cashless exercise, settlement or similar transactions (including withholding of Taxes) pursuant to the exercise of Company Stock Options, the settlement of Company Restricted Stock Units or the vesting of or elections under Code Section 83(b) relating to Company Restricted Shares outstanding as of the Specified Time or permitted to be granted in accordance with this Section 5.1), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of the Company’s capital stock or other securities or the capital stock or other securities of a Subsidiary of the Company;

(viii) make or agree to make any new capital commitments or capital expenditures other than (A) capital commitments or capital expenditures in an aggregate amount not in excess of the Company’s budget for capital expenditures that has been made available to Parent prior to the date of this Agreement or (B) other capital commitments or capital expenditures that are not in excess of one hundred thousand dollars ($100,000) in the aggregate;

(ix) (A) acquire (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) any corporation, partnership or other business organization or division thereof or a material portion of the assets thereof, or (B) sell, lease, exchange, mortgage, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise dispose of (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets other than (1) sales or dispositions of obsolete assets not used in the business of the Acquired Companies or (2) grants of Permitted Liens;

(x) enter into any material joint venture or similar partnership arrangement;

(xi) enter into any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xii) (A) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business consistent with past practice), or guarantee any such indebtedness of any third party, issue or sell any debt securities, options, calls, warrants or other rights to acquire any debt securities of any Acquired Company, guarantee any debt securities of any third party, enter into any “keep well” or other agreement to maintain any financial statement condition of any third party or enter into any arrangement having the economic effect of any of the foregoing, or amend, modify or refinance any such indebtedness or (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than any other Acquired Company or certain advances or draws in the ordinary course of business consistent with past practice to employees of the Acquired Companies, as described in greater detail in Section 5.1(b)(xii) of the Company Disclosure Letter);

(xiii) except to the extent required by applicable Law or the terms of any Company Plan, and except as expressly contemplated or permitted by this Agreement, (A) change the compensation or benefits of any current or former officer, director, employee, Key Employee or individual consultant of any of the Acquired Companies other than, as set forth in Section 5.1(b)(xiii) of the Company Disclosure Letter and otherwise in the ordinary course of business consistent with past practice, with respect to employees who are not Key Employees (but excluding any severance, retention or change in control benefits), (B) establish, enter into, amend, terminate or adopt any Company Plan (or any plan, program, practice, policy, agreement or arrangement that would be a Company Plan if in effect as of the date hereof) other than offer letters entered into or amended with respect to new hires or employee promotions, in each case, to fill vacancies that are consistent with past practice and arrangements with similarly situated employees (but not severance, change in control or retention agreements), (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock-based compensation other than provided for by this Agreement, (D) hire or engage the employment or services of any officer, individual consultant or director of any of the Acquired Companies, other than hires or engagements to fill vacancies of employees who are not Restricted Employees (and provided that the individual so hired would not meet the requirements to be considered a Restricted Employee), (E) terminate the employment or services of, other than terminations in the ordinary course of business consistent with past practice or terminations for “cause” consistent with any Contract requirements (if any, and provided, that the Acquired Companies shall consult with Parent and take under consideration Parent’s input and advice with respect to any termination of any Key Employee), or modify the contractual relationship of, any (I) Key Employee, (II) Restricted Employee or (III) other officer or director of any of the Acquired Companies;

(xiv) (A) implement or adopt any change in its methods of accounting, except to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto, (B) change its fiscal year or (C) make any material change in internal accounting controls or disclosure controls and procedures;

(xv) (A) fail to file any material Tax Return when due (after giving effect to any properly obtained extensions of time in which to make such filings) or (B) except to the extent otherwise required by Law and in the ordinary course of business consistent with past practice, make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax or surrender any right to claim a material Tax refund;

(xvi) (A) pay, discharge, waive, settle, compromise, release or satisfy any claim, liability or obligation that is not an Action, other than payment, discharge, waiver, settlement, release or satisfaction in the ordinary course of business and other than the satisfaction or performance by the Acquired Companies of their respective obligations in accordance with the applicable terms thereof under Contracts in effect on the date hereof and Contracts permitted under this Section 5.1 to be entered into on or following the date hereof or (B) other than in connection with the ordinary course of business consistent with past practice, accelerate, discount, factor, reduce, sell (for less than its face value or otherwise), transfer, assign or otherwise dispose of, in full or in part, any accounts receivable owed to any of the Acquired Companies, with or without recourse, including any rights or claims associated therewith;

(xvii) commence or settle, compromise or otherwise resolve any material Action (A) outside the ordinary course of business, (B) as would result in any liability in excess of the amount reserved therefor or reflected on the balance sheet of the Company as of December 31, 2018 or (C) to the extent such litigation or other legal proceeding (1) involves any injunction or material non-monetary relief on any of the Acquired Companies, (2) does not provide for a complete release of the Acquired Companies of all claims or (3) provides for any admission of liability by any of the Acquired Companies;

(xviii) other than non-exclusive licenses or sublicenses to end users, distributors and resellers in the ordinary course of business, enter into any agreement, arrangement or commitment to grant a license or sublicense or any material Company Intellectual Property;

(xix) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Company Intellectual Property;

(xx) (A) enter into, amend, renew or modify any Company Material Contract or Contract that would be a Company Material Contract if in effect on the date of this Agreement (other than any (x) customer Contract which is entered into in the ordinary course of business consistent with past practice or (y) Contract that can be terminated by any Acquired Company without liability to the Acquired Company on 30 days’ prior written notice), (B) consent to the termination of (other than a termination in accordance with its terms) any Company Material Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Company Material Contract if in effect on the date of this Agreement or (C) amend, waive, modify or fail to enforce its material rights under any Company Material Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Company Material Contract if in effect on the date of this Agreement;

(xxi) waive, extend, renew or enter into any non-compete, most favored nation, exclusivity, non-solicitation or similar Contract that would materially restrict or limit the freedom of any of the Acquired Companies in conducting their operations or business, as the case may be, or any of their respective Subsidiaries or Affiliates (whether before or after the Closing);

(xxii) effectuate a “plant closing” or “mass layoff,” as those terms are defined under WARN;

(xxiii) (A) enter into any new line of business or (B) conduct a line of business of the Acquired Companies in any geographic area where they have never conducted business prior to the date of this Agreement;

(xxiv) enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any labor union, labor organization, works council or representative body of any Acquired Company employees, or enter into negotiations regarding any such agreement;

(xxv) cancel any material insurance policies, or fail to renew any material insurance policies upon expiration on substantially the same terms as those in place on the date of this Agreement, to the extent insurance policies on such terms are available on commercially reasonable terms;

(xxvi) other than in the ordinary course of business consistent with past practice, purchase any new mortgage servicing rights;

(xxvii) other than in the ordinary course of business consistent with past practice, sell any mortgage servicing rights; or

(xxviii) agree to, authorize or enter into any Contract obligating it to take any of the actions described in Section 5.1(b)(i) through Section 5.1(b)(xxvii).

Section 5.2 Conduct of Business of Parent, Merger Sub and Merger LLC.

(a) Except for matters set forth in Section 5.2(a) of the Parent Disclosure Letter or as otherwise expressly required or permitted by this Agreement or required by Law, from the date of this Agreement to the Effective Time, Parent shall not do any of the following without the prior written consent of the Company:

(i) amend or permit the adoption of any amendment to the Parent Charter or the Parent Bylaws in a manner that would affect the holders of Company Common Stock whose shares may be converted into Parent Common Stock at the Effective Time in a manner different than holders of Parent Common Stock prior to the Effective Time;

(ii) issue, grant, deliver, sell, pledge, dispose of or encumber any (A) shares of capital stock, or (B) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, Parent, other than the issuance of Parent Common Stock or awards exercisable for or convertible into Parent Common Stock, in each case, pursuant to a Parent Stock Plan or the Parent ESPPs; or

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than (A) any dividend or distribution by a Subsidiary of Parent to Parent or to another wholly owned Subsidiary of Parent or (B) regular semi-annual dividends with record and payment dates in accordance with Parent’s customary dividend schedule.

(b) During the period from the date of this Agreement to the Effective Time, each of Merger Sub and Merger LLC shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 5.3 Company Acquisition Proposals.

(a) Following the execution of this Agreement, the Acquired Companies shall, and shall cause their respective directors, officers and Key Employees to, and shall use their respective reasonable best efforts to cause any other of their respective Representatives to, (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal and (ii) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential Company Acquisition Proposal. The Company shall not terminate, waive, amend, release or modify in any respect any material provision of any confidentiality agreement to which any Acquired Company or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, and shall enforce, to the fullest extent permitted by applicable Law, the provisions of any such agreement; provided, however, that the Company shall be entitled to waive any standstill provision included in any such confidentiality agreement or any standstill provision contained in any standstill agreement to which any Acquired Company or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that failure to waive such standstill would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(b) The Acquired Companies shall not, and shall cause their respective directors, officers and Key Employees not to, and shall use their respective reasonable best efforts to cause any other of their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries or the making of any proposal or offer constituting, related to or that could reasonably be expected to lead to a Company Acquisition Proposal, (ii) make available any information regarding any of the Acquired Companies to any Person (other than Parent and Parent’s or the Company’s Representatives acting in their capacity as such) in connection with or in response to a Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve, endorse or recommend any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, (v) make or authorize any statement, recommendation or solicitation in support of any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, (vi) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement in accordance with Section 5.3(c)) or (vii) reimburse or agree to reimburse the expenses of any other Person (other than the Company’s Representatives) in connection with a Company Acquisition Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Company Acquisition Proposal.

(c) Notwithstanding anything to the contrary in this Section 5.3, if at any time prior to obtaining the Company Stockholder Approval, (i) the Company receives, after the date of this Agreement, an unsolicited bona fide written Company Acquisition Proposal, (ii) such Company Acquisition Proposal did not result from a breach of this Section 5.3 and (iii) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and outside financial advisors) that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then, prior to obtaining the Company Stockholder Approval, the Company may (A) make available information with respect to the Acquired Companies to the Person making such Company Acquisition Proposal pursuant to a Company Acceptable Confidentiality Agreement; provided, however, that any non-public information provided or made available to any Person given such access shall have been previously provided or made available to Parent or shall be provided or made available to Parent prior to or concurrently with the time it is provided or made available to such Person, and (B) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided, however, that the Acquired Companies shall, and shall cause its and their respective Representatives to, cease any activities described in clause (A) or (B) of this Section 5.3(c) immediately following the time the applicable Company Acquisition Proposal ceases to be a Company Superior Proposal or a Company Acquisition Proposal that could reasonably be expected to lead to a Company Superior Proposal. The Company shall promptly (and in any event within twenty-four (24) hours) advise Parent in writing of the receipt of any Company Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal (including the identity of the Person making or submitting such Company Acquisition Proposal or inquiry, proposal or offer, and the terms and conditions thereof) that is made or submitted by any Person prior to the Effective Time. The Company shall keep Parent informed, on a reasonably current basis, of the status of, and any financial or other changes in, any such Company Acquisition Proposal, inquiry, proposal or offer, including providing Parent copies of any correspondence and documents related thereto, including any proposed documents to effect or to be entered into in connection with such Company Acquisition Proposal.

(d) Except as otherwise provided in Section 5.3(e), Section 5.3(f) or Section 5.3(g), neither the Company Board nor any committee thereof shall (i) (A) directly or indirectly, fail to make, withhold, withdraw or qualify (or modify in a manner adverse to Parent) the Company Recommendation or the approval of this Agreement, the Merger, the Subsequent Merger or any of the other Transactions, take any action (or permit or authorize any of the Acquired Companies or any of their respective Representatives to take any such action) inconsistent with the Company Recommendation or resolve, agree or propose to take any such actions (each such action set forth in this Section 5.3(d)(i)(A) being referred to herein as a “Company Adverse Recommendation Change”) or (B) adopt, approve, recommend, endorse or otherwise declare advisable any Company Acquisition Proposal or resolve, agree or propose to take any such actions, (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to a Company Acquisition Proposal other than a Company Acceptable Confidentiality Agreement, (iii) take any action to make the provisions of any Takeover Laws or any restrictive provision of any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Company, inapplicable to any transactions contemplated by a Company Acquisition Proposal (including approving any transaction under the DGCL) or (iv) resolve, agree or propose to take any such actions.

(e) Notwithstanding Section 5.3(d), at any time prior to obtaining the Company Stockholder Approval, provided that the Acquired Companies have complied with the applicable provisions of this Section 5.3, then, prior to obtaining the Company Stockholder Approval, the Company Board may solely in response to a Company Superior Proposal received on or after the date hereof that has not been withdrawn or abandoned and that did not result from a breach of this Section 5.3, make a Company Adverse Recommendation Change in order to cause the Company to terminate this Agreement pursuant to Section 7.1(d)(ii) (including payment of the Termination Fee) and concurrently enter into a binding definitive agreement to effect such Company Superior Proposal. Neither the Company Board nor any committee thereof shall make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(ii) or cause the Company to enter into a binding definitive agreement to effect such Company Superior Proposal unless the Company has first complied with the provisions of Section 5.3(f) and, after so complying, the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor) that such Company Acquisition Proposal continues to constitute a Company Superior Proposal.

(f) The Company Board shall not take any action set forth in Section 5.3(e) unless the Company has first (i) provided written notice to Parent (a “Notice of Company Superior Proposal”) advising Parent that the Company has received a Company Superior Proposal, specifying the terms and conditions of such Company Superior Proposal, identifying the Person making such Company Superior Proposal and providing copies of any agreements intended to effect (or to be entered into in connection with) such Company Superior Proposal, and that the Company Board has made the determination required under Section 5.3(e), (ii) negotiated, and caused the Company and its Representatives to negotiate, during the five (5) Business Day period following Parent’s receipt of the Notice of Company Superior Proposal (the “Company Superior Proposal Notice Period”), in good faith with Parent to enable Parent to make counteroffers or proposals, including to amend the terms of this Agreement (to the extent Parent wishes to do so), and (iii) after complying with clauses (i) and (ii), determined in good faith (after consultation with the Company’s outside legal counsel and financial advisors and taking into account any such counteroffer or proposed amendment to the terms of this Agreement) that such Company Acquisition Proposal remains a Company Superior Proposal and the failure to make a Company Adverse Recommendation Change and accept such Company Superior Proposal would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that if during the Company Superior Proposal Notice Period any revisions are made to a Company Acquisition Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), the Company shall deliver a new Notice of Company Superior Proposal to Parent and shall comply with the requirements of this Section 5.3(f) with respect to such new Notice of Company Superior Proposal. In the event that the Company receives a Company Acquisition Proposal during the pendency of this Agreement, the Company hereby agrees that notwithstanding the standstill provisions contained in the Confidentiality Agreement, Parent shall be permitted to propose to the Company one or more amendments to this Agreement.

(g) Nothing in this Agreement shall prohibit or restrict the Company Board, in circumstances not involving or relating to a Company Acquisition Proposal, from effecting a Company Adverse Recommendation Change in response to the occurrence of a Company Intervening Event if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law and the Company has first (i) provided written notice to Parent (a “Notice of Company Intervening Event”) describing the Company Intervening Event and advising Parent that the Company Board intends to take such action and specifying the reasons therefor in reasonable detail; (ii) negotiated, and caused the Company and its Representatives to negotiate, during the five (5) Business Days following Parent’s receipt of the Notice of Company Intervening Event (the “Company Intervening Event Notice Period”), in good faith with Parent regarding any revisions to the terms of the Transactions proposed by Parent in response to such Company Intervening Event; and (iii) at the end of the Company Intervening Event Notice Period, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent), that a Company Intervening Event continues to exist and that the failure to make a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(h) The Company agrees that it shall take all actions necessary so that any Company Adverse Recommendation Change shall not change the approval of this Agreement or any other approval of the Company Board or any committee thereof in any respect that would have the effect of causing any of the Takeover Laws of any state (including Delaware) or other similar statutes to be applicable to the Transactions, including the Merger and the Subsequent Merger.

(i) Nothing contained in this Section 5.3 shall prohibit the Company Board from (A) taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act or (B) making any disclosure to its shareholders if the Company Board determines in good faith (after consultation with the Company’s outside counsel) that the failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that neither the Company nor the Company Board (or any committee thereof) shall be permitted to recommend that the stockholders of the Company tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Company Acquisition Proposal), unless in each case, in connection therewith, the Company Board effects a Company Adverse Recommendation Change in accordance with Section 5.3(e); provided, further that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly reaffirms the Company Recommendation and rejects any Company Acquisition Proposal within three (3) Business Days after such stop, look and listen communication.

(j) Any action taken or not taken by any Representative of any of the Acquired Companies that if taken or not taken by the Company would constitute a breach of this Section 5.3 shall be deemed a breach of this Agreement by the Company.

(k) For purposes of this Agreement:

(i) “Company Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms substantially similar to, and (taken as a whole) no less favorable to the Company than, those set forth in the Confidentiality Agreement; provided, that such confidentiality agreement (A) must contain a “standstill” or similar provision or otherwise prohibit the making or amendment of any Company Acquisition Proposal, except that such provisions may include an exception solely to allow the other party to the agreement to (1) make a confidential Company Acquisition Proposal to the Company Board or (2) make confidential requests to the Company for amendments, waivers or consents under, or agreements not to enforce, such “standstill”, similar provision or other provision that prohibits the making of a Company Acquisition Proposal and (B) shall not prohibit compliance by any of the Acquired Companies with any of the provisions of this Agreement.

(ii) “Company Acquisition Proposal” means any proposal or offer (whether or not in writing), with respect to any (A) merger, consolidation, share exchange, other business combination or similar transaction involving any of the Acquired Companies, (B) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of the Company or otherwise) of any business or assets of any of the Acquired Companies representing 15% or more of the consolidated revenues, net income or assets of the Acquired Companies, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company, (D) transaction in which the holders of the voting power of the Company immediately prior to such transaction own 85% or less of the voting power of the Company immediately following the transaction, (E) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding Company Shares or (F) any combination of the foregoing (in each case, other than the Merger and the Subsequent Merger).

(iii) “Company Intervening Event” means an event, fact, circumstance, development or occurrence that is material to the Acquired Companies, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval; provided, however, that if the Company Intervening Event relates to an event, fact, circumstance, development or occurrence involving Parent or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Company Intervening Event unless it has a Parent Material Adverse Effect; provided, further, that in no event shall the following constitute a Company Intervening Event: (A) the receipt, existence or terms of a Company Acquisition Proposal, or any inquiry or matter relating thereto or consequence thereof, (B) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, this Agreement and (C) changes in the market price or trading volume of the Company Shares or shares of Parent Common Stock (it being understood that the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Company Intervening Event).

(iv) “Company Superior Proposal” means any binding, bona fide written offer made by a third party or group pursuant to which such third party or group would acquire, directly or indirectly, more than 50% of the outstanding Company Shares or substantially all of the assets of the Acquired Companies, taken as a whole, (A) on terms which, in the good faith determination of the Company Board (after consultation with the Company’s outside legal counsel), are superior from a financial point of view to the stockholders of the Company to the Transactions, taking into account all the terms and conditions of such proposal and this Agreement (including the Termination Fee, any changes proposed by Parent to the terms of this Agreement and the potential time delays and other risks to consummation associated with such offer), (B) that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such offer and (C) for which any necessary financing is fully committed (including with respect to any indebtedness that could be required to be repaid in connection with the transactions contemplated by such offer).

Section 5.4 Preparation of the Form S-4 and Proxy Statement; Stockholder Meeting.

(a) As soon as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of Parent and the Company shall cooperate in the preparation and filing of the Form S-4 and Proxy Statement. The Company and Parent shall provide the other with the opportunity to review and comment on such documents prior to their filing with the SEC. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the Subsequent Merger. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other the opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication received from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the respective stockholders of Parent and the Company. The Company will cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Notwithstanding anything to the contrary in this Section 5.4, nothing in this Section 5.4 shall prohibit the Company or Parent from making any filing of any Quarterly Report on Form 10-Q, Annual Report on Form 10-K or Current Report on Form 8-K required pursuant to the Exchange Act.

(b) The Company shall, as soon as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of seeking the Company Stockholder Approval. Subject to Section 5.3(e) and Section 5.3(f), the Company shall, through the Company Board, recommend that its stockholders adopt and approve this Agreement and the Transactions, including the Merger (the “Company Recommendation”), and shall use reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and (ii) take all other action necessary or advisable to secure the Company Stockholder Approval, and the Company Board shall not withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify the Company Recommendation in a manner adverse to Parent. The Company shall have the right to postpone or adjourn the Company Stockholder Meeting (A) by not more than thirty (30) days in the aggregate (1) for the absence of a quorum, (2) to allow reasonable additional time to solicit additional proxies to the extent that at such time the Company has not received a number of proxies that it reasonably believes sufficient to obtain he Company Stockholder Approval at the Company Stockholder Meeting, or (3) to the extent required by applicable Law, or (B) with the written consent of Parent. Without limiting the generality of the foregoing, the Company’s obligations pursuant to this Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or public or private communication to the Company of any Company Acquisition Proposal or by a Company Adverse Recommendation Change unless this Agreement has been terminated in accordance with Section 7.1(d)(ii).

Section 5.5 Access to Information; Confidentiality. Subject to contractual and legal restrictions applicable to the Company or any of its Subsidiaries, the Company shall, and shall cause its Subsidiaries to, afford to Parent and to the Representatives of Parent, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of the Company’s properties, books, contracts, commitments, personnel and records (including the work papers of independent accountants, if available and subject to the consent of such independent accountants), and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Acquired Companies. This Section 5.5 shall not require any Acquired Company to permit any access, or to disclose any information, that in the reasonable judgment of the Company would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of such Acquired Company’s obligations with respect to confidentiality if such Acquired Company shall have used its best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the loss of attorney-client privilege with respect to such information or (iii) in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive, a Governmental Entity alleging that providing such information violates any Regulatory Law. If any material is withheld by such Acquired Company pursuant to the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld. All information exchanged pursuant to this Section 5.5 shall be subject to the Mutual Confidentiality and Non-Disclosure Agreement, dated September 27, 2018, between the Company and Jones Lang LaSalle Americas, Inc., a Maryland corporation (the “Confidentiality Agreement”).

Section 5.6 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, and no party hereto shall fail to take or cause to be taken any action that would reasonably be expected to prevent, impede or materially delay the consummation of the Transactions. Notwithstanding the foregoing, nothing in this Agreement shall require Parent, Merger Sub or Merger LLC to, and no Acquired Company shall, without the prior written consent of Parent, agree to any modification to or accommodation under any Contract or pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the Transactions. In furtherance and not in limitation of the foregoing, each party hereto agrees to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within fifteen (15) Business Days from the date hereof and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other commercially reasonable actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act, (ii) if required, appropriate filings under any Regulatory Law as soon as reasonably practicable and (iii) any other necessary, proper or advisable registrations, filings and notices within twenty (20) Business Days after the date hereof. Subject to applicable Law, and except as required by any Governmental Entity, neither Parent nor the Company shall agree to extend any waiting period under the HSR Act without the prior written consent of the other party; provided, however, if Parent and the Company disagree as to whether to extend the period, Parent’s determination shall control.

(b) Without limiting Section 5.6(a), Parent agrees to, and will cause its Affiliates to, use reasonable best efforts to take any and all actions necessary to avoid, eliminate, and resolve any and all impediments under any Regulatory Law or trade regulation law that may be asserted by any Governmental Entity or any other Person with respect to the Transactions contemplated by this Agreement and to obtain all consents, approvals, and waivers under any Regulatory Law that may be required by any Governmental Entity to enable the parties to close the Transactions as promptly as reasonably practicable, including, (i) proposing, negotiating, committing to, and/or effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise) of such assets, properties, or businesses of Parent or its Subsidiaries or Affiliates or of the assets, properties, or businesses to be acquired pursuant to this Agreement as are required to be divested in order to avoid the entry of any decree, judgment, injunction (permanent or preliminary), or any other order that would make the Transactions unlawful or would otherwise materially delay or prevent the consummation of the Transactions, (ii) terminating, modifying, or assigning existing relationships, Contracts, or obligations of Parent or its Subsidiaries or Affiliates or those relating to any assets, properties, or businesses to be acquired pursuant to this Agreement, (iii) changing or modifying any course of conduct regarding future operations of Parent or its Subsidiaries or Affiliates or the assets, properties, or businesses to be acquired pursuant to this Agreement, or (iv) otherwise taking or committing to take any other action that would limit Parent or its Subsidiaries or Affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement; provided that Parent is not obligated to take any action contemplated in clause (i) through (iv) unless such action is expressly conditioned upon the closing of the Transactions; provided further that in the event that any action contemplated in clause (i) through (iv) would result in the parties resolving objections, if any, as may be asserted with respect to the Transactions under any Regulatory Law and obtaining all consents under requisite Regulatory Laws that may be required by any Governmental Entity with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions, as between the Company and Parent, Parent shall be entitled to make the final determination as to which of such actions to pursue so long as such determination otherwise complies with the terms of this Agreement.

(c) In addition, if any action or proceeding is instituted (or threatened) challenging the Transactions as violating any Regulatory Law or if any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) is entered, enforced, or attempted to be entered or enforced by any Governmental Entity that would make the Transactions illegal or otherwise delay or prohibit the consummation of the Transactions, Parent and its Affiliates and Subsidiaries shall take any and all actions to contest and defend any such claim, cause of action, or proceeding to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded, or terminated, any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) that prohibits, prevents, or restricts consummation of the Transaction.

(d) Each of Parent, Merger Sub and Merger LLC, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 5.6(a), 5.6(b) and 5.6(c) to obtain all requisite approvals and authorizations for the Transactions under the HSR Act or any other Law and to make any other necessary, proper, or advisable registrations, filings and notices, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party, (ii) keep the other party reasonably informed on a prompt basis of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Entity and of any communication received or given in connection with any Action by a private party, in each case regarding any of the Transactions and (iii) permit the other party a reasonable opportunity to review any substantive written communication given by it to, and consult with each other in advance of any scheduled substantive meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any Action by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other Person, give the other party the reasonable opportunity to attend and participate in such meetings and conferences. Notwithstanding the foregoing, the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other side under this Section 5.6(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel regarding Regulatory Law of the recipient and will not be disclosed by outside counsel to employees, officers, directors or consultants of the recipient or any of its Affiliates unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. Each of the Company and Parent shall cause its respective counsel regarding Regulatory Law to comply with this Section 5.6(d).

(e) Notwithstanding anything in this Section 5.6 to the contrary, Parent and its Affiliates shall not be required to take any actions that, individually or in the aggregate, are materially detrimental to the benefits of the Transactions to Parent and its Subsidiaries.

Section 5.7 Employee Benefits Matters.

(a) For a period of two (2) years following the Closing Date, Parent shall, or shall cause its Subsidiaries to, provide each employee of the Acquired Companies who remains in the employment of Parent and its Subsidiaries during such period (each, a “Continuing Employee”) with (i) the base salary or hourly wage rate and aggregate incentive compensation opportunities that are, in each case, not less than those provided to such Continuing Employee as of immediately prior to the Closing Date and (ii) employee benefits including severance (other than those included in clause (i)) that are substantially comparable, in the aggregate, to the employee benefits (other than those included in clause (i)) provided to similarly situated employees of Parent and its Subsidiaries.

(b) Following the Effective Time, Parent shall use reasonable best efforts to ensure that each Continuing Employee is provided full credit for prior service with the Acquired Companies to the extent such service would be recognized if it had been performed as an employee of Parent or any of its Subsidiaries for purposes of (i) eligibility and vesting under any Parent Employee Plans but not for benefit accrual purposes under any defined benefit plan of any of the Parent Companies or for purposes of determining retirement eligibility under any equity or equity based award granted in connection with the Transactions and (ii) unless covered under another arrangement with or of Parent, the Surviving Corporation or the Surviving Company, determination of benefit levels under any Parent Employee Plan or policy of general application in each case relating to paid time off or severance, in either case, for which the Continuing Employees are otherwise eligible and in which the Continuing Employees are offered participation, but except where such credit would result in a duplication of benefits. For the avoidance of doubt, no Continuing Employee shall be retroactively eligible for any Parent Employee Plan, including any such Parent Employee Plan that was frozen prior to the Effective Time. For purposes of this Agreement, the term “Parent Employee Plan” means any employee benefit plan including, without limitation, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or “employee welfare benefit plan” (as defined in Section 3(1) of ERISA). The Company shall provide Parent or its designee all information reasonably requested to allow Parent to comply with such obligations in this Section 5.7(b).

(c) Without limiting the foregoing, if the Continuing Employees participate in any Parent Employee Plan that provides medical, dental, vision or prescription drug benefits, Parent shall use commercially reasonable efforts (or shall use commercially reasonable efforts to cause one of its Affiliates, including, following the Closing, the Company) to (i) cause there to be waived any pre-existing condition, actively at work, waiting period and similar requirements and (ii) cause the Parent Benefit Plans to honor any expenses incurred by the Continuing Employees and their eligible dependents under any corresponding Company Plan during the portion of the calendar year up to the date that coverage under a Company Plan is replaced with coverage under such Parent Benefit Plan for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses. The Company shall provide Parent or its designee all information reasonably requested to allow Parent to comply with such obligations in this Section 5.7(c).

(d) The Company and Parent shall use commercially reasonable efforts to adopt, effective as of the Closing, compensation plans or arrangements for each Continuing Employee who is eligible to participate in Holliday Fenoglio Fowler, L.P. Second Amended and Restated Profit Participation Bonus Plan, HFF Securities, L.P. Second Amended and Restated Profit Participation Plan, the HFF, Inc. Firm Profit Participation Bonus Plan or the HFF, Inc. Executive Bonus Plan (collectively, the “Profit Participation Plans”) immediately prior to the Closing that provide incentive compensation opportunities following the Closing Date that are on substantially the same terms (including eligibility to participate, calculation of the applicable bonus pool and time at which distributions are made) as existed immediately prior to the Closing Date under such Profit Participation Plans. Notwithstanding the foregoing, the Parties agree that (i) the plans under which the foregoing incentive compensation opportunities will be provided will include administrative and governance provisions which are consistent with the administrative and governance provisions contained in similar plans maintained by Parent and its Subsidiaries, (ii) the form in which such incentive compensation opportunities will be paid to Continuing Employees will be Parent Restricted Stock Units or cash (each of which may or may not be subject to deferral, as determined by Parent) or a combination of the foregoing, at Parent’s discretion, and (iii) the terms of such plans, including the applicable performance measures and calculation thereof (including, for the avoidance of doubt, the calculation of “margin” and allocations of “overhead” expenses), will be adjusted as Parent and the Company mutually determine in good faith is appropriate in order to, as appropriate, reflect the combination of the applicable businesses of Parent and the Company and to prevent the inequitable dilution or enlargement of the intended incentive compensation opportunities (including to take into account the effect of the Transactions and that the Company will be a Subsidiary of Parent and the increased size of the combined organization). In addition, Parent agrees to adopt a policy pursuant to which it will make annual grants of equity or equity-based compensation awards to Continuing Employees in aggregate amounts of up to $10,000,000; provided that the Parent Board or its delegate shall have sole discretion to determine the aggregate amount of the awards, the recipients thereof and the terms of such awards.

(e) The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective on the Closing Date (and contingent upon the Closing), any Company Plan set forth on Section 5.7(e) of the Company Disclosure Letter effective as of the date set forth therein, unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain any such Company Plan by providing the Company with written notice of such election at least ten (10) days before the Effective Time. Unless Parent so provides such notice to the Company, the Company shall deliver to Parent, prior to the Closing, evidence that the Company Board has validly adopted resolutions to terminate such scheduled Company Plans on Section 5.7(e) of the Company Disclosure Letter (the form and substance of which resolutions shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed), and taken all other actions necessary to terminate such Company Plans scheduled on Section 5.7(e) of the Company Disclosure Letter, effective no later than the date immediately preceding the Closing Date.

(f) The Company shall provide prompt written notice to Parent of any Key Employee, and any other employee of any Acquired Company with annual base compensation, services fees or any bonus opportunities collectively greater than $1,000,000, who delivers written notice, or, to the knowledge of the Company, communicates, to any Acquired Company at any time between the date of this Agreement and the Effective Time that he or she intends to resign or retire as a result of or in connection with the Transactions.

(g) Nothing contained herein shall be construed as requiring, Parent or any of its Affiliates (including the Surviving Company) to continue any specific employee benefit plans, or to continue the employment of any specific Person for any period of time. The provisions of this Section 5.7 are for the sole benefit of the parties to this Agreement, and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to Continuing Employees prior to, on or following the Effective Time, (ii) impede or limit Parent, the Company, the Surviving Corporation, the Surviving Company or any of their respective Affiliates from amending or terminating any Company Plan following the Effective Time or (iii) confer upon or give to any Person (including for the avoidance of doubt any current or former employees, labor unions, directors, or independent contractors of any of the Acquired Companies, or on or after the Effective Time, the Surviving Corporation, the Surviving Company or any of their respective Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Section 5.7.

Section 5.8 Notification of Certain Matters. The Company and Parent shall promptly notify each other of the receipt of any written communication received from any Person alleging that it is or may be required to obtain a consent of such Person in connection with the Transactions or from any Governmental Entity in connection with the Transactions. The delivery of any notice pursuant to this Section 5.8 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party sending or receiving such notice.

Section 5.9 Indemnification, Exculpation and Insurance.

(a) Parent, Merger Sub and Merger LLC agree that all rights to exculpation or indemnification arising from, relating to or otherwise in respect of, acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of any of the Acquired Companies as provided in their respective certificates of incorporation, bylaws or other organizational documents shall survive the Merger and the Subsequent Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Parent shall cause the Surviving Company to, and the Surviving Company shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of each Acquired Company’s certificate of incorporation and bylaws or similar organizational documents in effect as of the date of this Agreement or in any indemnification agreements of the Acquired Companies with any of their respective directors, officers or employees in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of any of the Acquired Companies; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action.

(b) Each of Parent and the Surviving Company shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing and costs of defense to) each current and former director or officer of any of the Acquired Companies (each, together with such individual’s heirs, executors or administrators, an “Indemnified Party”), in each case against any losses, claims, damages, liabilities, fees and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (collectively, “Losses”) in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with the fact that such Indemnified Party is or was an officer, director or fiduciary of any of the Acquired Companies at or prior to the Effective Time; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law, to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification for such expenses. No Indemnified Party shall settle, compromise or consent to the entry of any judgment in any threatened or actual Action for which indemnification could be sought by an Indemnified Party hereunder unless Parent consents in writing to such settlement, compromise or consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) The Company shall obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ insurance and indemnification policies that provide coverage for events occurring prior to the Effective Time for an aggregate period of not less than six (6) years from the Effective Time (the “Continuing D&O Insurance”) that are substantially similar (with respect to limits and deductibles) to the Company’s existing policy or, if substantially similar insurance coverage is unavailable, the best available coverage; provided, however, that the Company shall not pay an annual premium for the Continuing D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement (the “Company’s Current Premium”). If such premiums for such insurance would at any time exceed 300% of the Company’s Current Premium, then Parent shall cause to be maintained policies of insurance which, in Parent’s good faith determination, provide the maximum coverage available at an annual premium equal to 300% of the Company’s Current Premium.

(d) If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Company shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 5.9.

(e) The rights of each Indemnified Party under this Section 5.9 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of any of the Acquired Companies or under any agreement of any Indemnified Party with any of the Acquired Companies, in each case in effect as of the date of this Agreement, or under applicable Law. These rights shall survive consummation of the Merger and the Subsequent Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party.

Section 5.10 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required or reasonably appropriate to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or who will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. Parent and the Company shall provide to the other party, prior to adoption, copies of the resolutions to be adopted by their respective boards of directors to implement the foregoing.

Section 5.11 Anti-Takeover Statutes. If any Takeover Law is or may become applicable to this Agreement (including the Merger, the Subsequent Merger and the other Transactions), each of the Company, Parent, Merger Sub and Merger LLC and their respective boards of directors (or other governing body) shall grant all such approvals and take all such actions as are reasonably necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act reasonably to eliminate or minimize the effects of such Law on such transactions.

Section 5.12 Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Stockholder Litigation. The Company shall promptly advise Parent orally and in writing of any Action commenced after the date of this Agreement against any Acquired Company or any of its directors or officers by any stockholder of the Company arising out of or relating to this Agreement or the Transactions and shall keep Parent reasonably informed regarding any such Action. The Company shall give Parent the opportunity to participate in the defense or settlement of any such stockholder Action, shall give due consideration to Parent’s advice with respect to such stockholder Action and shall not settle or offer to settle any such Action without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

Section 5.14 Public Announcements. The initial press release issued by Parent and the Company concerning this Agreement and the Transactions shall be in a form agreed to by Parent and the Company, and thereafter, Parent, Merger Sub and Merger LLC, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and shall provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger, the Subsequent Merger and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by Law, court process, by obligations pursuant to any listing agreement with any national securities exchange or with respect to any Company Acquisition Proposal or Company Adverse Recommendation Change; provided, however that nothing in this Section 5.14 shall relieve any Acquired Company of its obligations under Section 5.3 with respect to any Company Acquisition Proposal, Company Adverse Recommendation Change or any other proposal contemplated by Section 5.3.

Section 5.15 Transfer Taxes. Except as provided for in Section 2.2(b), all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) imposed on the Company, the Surviving Corporation or the Surviving Company or incurred in connection with this Agreement or any of the Transactions shall be paid by either the Company or the Surviving Company. The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires or other documents with respect to such Taxes.

Section 5.16 Stock Exchange Listing. Parent shall use reasonable best efforts to cause the Parent Common Stock to be issued in the Merger and under the Company Stock Plans to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 5.17 Tax Treatment.

(a) Parent, the Company, Merger Sub and Merger LLC intend that the Merger and the Subsequent Merger, taken together, be treated, and each of them shall use its reasonable best efforts to cause the Merger and the Subsequent Merger, taken together, to be treated, for federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with each Company Share converted in such merger into the right to receive the Per Share Cash Amount and a number of Parent Shares equal to the Exchange Ratio, and each shall file all Tax Returns consistent with, and take no position inconsistent with, such treatment unless required to do so by applicable Law.

(b) None of Parent, the Company, Merger Sub or Merger LLC shall take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Agreement) that would prevent the Merger and the Subsequent Merger, taken together, from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code.

(c) In connection with any opinion of counsel required to be delivered in connection with the statements made in the Form S-4 and the Proxy Statement regarding the treatment of the Merger and Subsequent Merger, taken together, as a “reorganization” under Section 368(a) of the Code, Parent, the Company, Merger Sub and Merger LLC shall provide customary representations and tax certificates substantially in the form attached as Exhibit A to the Company Disclosure Letter to counsel for Parent and counsel for the Company.

(d) If there is a determination within the meaning of Section 1313(a) of the Code that the Merger and the Subsequent Merger, taken together, do not qualify as a reorganization described in Section 368(a) of the Code, Parent, the Company, Merger Sub and Merger LLC shall take the position for federal income tax purposes that the Merger was a qualified stock purchase within the meaning of Section 338 of the Code and the Subsequent Merger qualified as a liquidation described in Section 332 of the Code.

(e) Parent, the Company, Merger Sub and Merger LLC hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368- 3(a).

Section 5.18 Financing.

(a) Prior to the Closing Date, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting, to provide, in each case at Parent’s sole expense and on a timely basis, all cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with the arrangement of any financing of Parent or any of its Subsidiaries undertaken for the purpose of funding the Merger (the “Available Financing” it being understood that for purposes of this Section 5.18, for the avoidance of doubt, Available Financing shall include any offering of debt securities or incurrence of loans for such purpose). Such cooperation shall include, but not be limited to:

(i) furnishing Parent and Merger Sub, as promptly as reasonably practicable following Parent’s request, with such pertinent and customary information, other than financial information, regarding the Acquired Companies as may be reasonably requested in writing by Parent and (x) necessary to obtain the Available Financing or (y) as is customary for the arrangement or marketing of the Available Financing (including information to be used in the preparation of one or more information packages regarding the business and operations of the Acquired Companies);

(ii) furnishing all financial statements and other financial data and financial information of the Acquired Companies, including as is necessary to enable Parent to prepare any required pro forma financial statements, that is, in either case, reasonably requested in writing by Parent and necessary to obtain the Available Financing (the information, financial statements and other financial data and financial information referred to in clause “(i)(x)” above and this “(ii)” shall mean the “Required Information”);

(iii) participating in a reasonable number of meetings (including one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and purchasers of, the Available Financing and senior management, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Available Financing;

(iv) assisting with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Available Financing;

(v) using commercially reasonable efforts to obtain surveys and title insurance reasonably requested by Parent;

(vi) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation or the Surviving Company, as applicable, immediately after the Effective Time;

(vii) executing and delivering any pledge and security documents (subject to occurrence of the Effective Time) and legal opinions, closing certificates and documents as may be reasonably requested by Parent (including delivery of a solvency certificate of the chief financial officer of the Company and insurance certificates with customary endorsements);

(viii) using commercially reasonable efforts to cause accountants to consent to the use of their reports in any material relating to the Available Financing;

(ix) assisting in (A) the negotiation, preparation and execution of one or more credit agreements, indentures, purchase agreements, currency or interest hedging agreements and/or (B) the amendment of any of the Acquired Company’s currency or interest hedging agreements, in each case, on terms that are reasonably requested by Parent in connection with the Available Financing; provided, that no obligation of any Acquired Company under any such agreements or amendments shall be effective until the Effective Time;

(x) providing customary authorization letters to the Financing Sources;

(xi) using commercially reasonable efforts to cooperate with the Financing Sources in their efforts to benefit from the existing lending relationships of the Acquired Companies;

(xii) permitting any cash and marketable securities of the Acquired Companies to be made available to the Parent and/or Merger Sub at the Effective Time;

(xiii) using reasonable best efforts to obtain a public corporate family rating of the Company from Moody’s Investor Services, a public corporate credit rating of the Company from Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation and a public credit rating for each of the debt facilities (other than any “asset-based” credit facility) and debt securities from each of such rating agencies;

(xiv) as soon as practicable, furnishing written notice to Parent if the Company shall have knowledge that the Required Information ceases to be Compliant; and

(xv) provide to the Financing Sources, at least three (3) Business Days prior to the Closing Date, all documentation and other information with respect to the Acquired Companies that is required by regulatory authorities under the applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, and is requested by Parent or the Financing Sources at least ten (10) Business Days prior to the Closing Date;

provided, however, that, (i) no obligation of any of the Acquired Companies under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time, (ii) none of the Acquired Companies nor their respective Representatives shall be required to pay any commitment or other fee or incur any other liability in connection with the Available Financing prior to the Effective Time, and (iii) any requested cooperation provided for in this Section 5.18 shall not unreasonably interfere with the ongoing operations of the Acquired Companies.

(b) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Available Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage any of the Acquired Companies or the reputation or goodwill of any of the Acquired Companies. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by any of the Acquired Companies in connection with the cooperation of the Acquired Companies contemplated by this Section 5.18 and shall indemnify and hold harmless the Acquired Companies and their respective Representatives from and against any and all Losses suffered or incurred by any of them in connection with the arrangement of the Available Financing and any information used in connection therewith, except to the extent such Losses arise out of or result from the gross negligence, fraud or willful misconduct by any of the Acquired Companies or their respective Representatives, as determined by a final, non-appealable judgment of a court of competent jurisdiction.

Section 5.19 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses; provided, however, that all costs and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement and the Form S-4 (including the applicable SEC filing fees) shall be divided equally between Parent and the Company. All HSR Act and all merger-related notification fees and expenses required by Regulatory Law shall be borne by Parent. Parent shall, or shall cause the Surviving Company to, pay all charges and expenses of the Exchange Agent in connection with the transactions contemplated in ARTICLE II.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent, Merger Sub, Merger LLC or the Company, as the case may be, to the extent permitted by applicable Law:

(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Share Listing. The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Other Regulatory Approvals. (i) Any waiting period (and any extension thereof) applicable to the Merger or the Subsequent Merger under the HSR Act shall have expired or been earlier terminated; (ii) all authorizations, consents or approvals required under any other Law set forth on Section 6.1(c) of the Parent Disclosure Letter shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated; and (iii) all other authorizations, consents, orders, declarations or approvals of or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, including under applicable Laws, which the failure to obtain, make or occur would have the effect of making the Merger, the Subsequent Merger or any of the other Transactions illegal or would, individually or in the aggregate, have a Company Material Adverse Effect or a Parent Material Adverse Effect, shall have been obtained, shall have been made or shall have occurred.

(d) No Injunctions, Orders or Restraints; Illegality. No court or other Governmental Entity of competent jurisdiction shall have issued, enacted, promulgated, enforced or entered any temporary restraining order, preliminary or permanent injunction, order or other legal restraint or prohibition preventing or making illegal the consummation of the Merger or the Subsequent Merger which is still in effect.

(e) S-4 Effectiveness. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued (and not withdrawn) by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing (and not withdrawn) by the SEC.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent, Merger LLC and Merger Sub to effect the Merger are further subject to the satisfaction at the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.2(a), the first sentence of Section 3.2(b), Section 3.2(c), Section 3.2(d) and Section 3.2(e) (Capital Stock) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies, (ii) the representations and warranties of the Company set forth in Section 3.8(b) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time, (iii) the representations and warranties of the Company set forth in Section 3.1 (Organization; Standing and Power; Subsidiaries), Section 3.3 (Authority), Section 3.4 (No Conflicts; Consents and Approvals), Section 3.24 (Brokers), Section 3.25 (Takeover Statutes) and Section 3.26 (Fairness Opinion) shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) the other representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality, Company Material Adverse Effect or similar qualification set forth therein) individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or be reasonably likely to materially adversely affect the ability of the Company to effect the Merger in accordance with this Agreement. Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction at or prior to the Effective Time of the following conditions, any and all of which may be waived, in whole or part, by the Company:

(a) Representations and Warranties. (i) The representations and warranties of Parent, Merger Sub and Merger LLC set forth in Section 4.1(a)(i) (Organization), Section 4.2(a), the first sentence of Section 4.2(b), Section 4.2(c) (Capital Stock), Section 4.3 (Authority), Section 4.4 (No Conflict; Consents and Approvals), and Section 4.14 (Ownership of Parent Shares) shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of Parent, Merger Sub and Merger LLC set forth in Section 4.8(b) (Absence of Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time and (iii) the other representations and warranties of Parent, Merger Sub and Merger LLC set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality, Parent Material Adverse Effect or similar qualification set forth therein) individually or in the aggregate, has not had, and would not reasonably be expected to have a Parent Material Adverse Effect or be reasonably likely to materially adversely affect the ability of Parent, Merger Sub and Merger LLC to effect the Transactions in accordance with this Agreement. The Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(b) Performance of Obligations of Parent, Merger Sub and Merger LLC. Each of Parent, Merger Sub and Merger LLC shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(c) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger and the Subsequent Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, as follows (with any termination by Parent also being an effective termination by Merger Sub and Merger LLC):

(a) by mutual written consent of Parent and the Company at any time;

(b) by either Parent or the Company:

(i) if any court of competent jurisdiction or other Governmental Entity shall have issued, enacted, promulgated or entered a judgment, order, injunction, rule or decree, or taken any other action, that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, the Subsequent Merger or any of the other Transactions and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall be available only if the party seeking to terminate this Agreement shall have complied with its obligations under Section 5.6 to contest or defend any claim, cause of action or proceeding before asserting the right to terminate under this Section 7.1(b)(i);

(ii) if, upon a vote taken at any duly held Company Stockholder Meeting (or at any adjournment or postponement thereof) held to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(b)(ii) if the Company has not complied with its obligations under Section 5.3 and Section 5.4; or

(iii) if the Effective Time shall not have occurred on or before December 19, 2019 (the “Outside Date”); provided, however, that if all of the conditions set forth in ARTICLE VI (other than the condition set forth in Section 6.1(c)(i)) shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either Parent or the Company from time to time by written notice to the other party up to a date that is no later than June 19, 2020, the latest of any of which dates shall thereafter be deemed to be the Outside Date; and provided, further, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 7.2(b)(iii) if the failure to consummate the Merger by such date results from the material breach by Parent, Merger Sub or Merger LLC (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or agreements contained in this Agreement.

(c) by Parent:

(i) if the Company breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be or has not been cured within the lesser of (1) fifteen (15) calendar days after the giving by Parent of written notice to the Company of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (2) the number of calendar days remaining until the Outside Date;

(ii) prior to obtaining the Company Stockholder Approval, if, after the date hereof, the Company Board or any committee thereof shall have (A) effected or permitted a Company Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement), (B) adopted, approved, endorsed, declared advisable or recommended to the Company’s stockholders a Company Acquisition Proposal other than the Merger, (C) failed to publicly reaffirm its recommendation of this Agreement within three (3) Business Days following receipt of a written request by Parent to provide such reaffirmation after a Company Acquisition Proposal shall have been publicly disclosed or shall have become publicly known, (D) failed to include in the Proxy Statement the Company Recommendation or included in the Proxy Statement any proposal to vote upon or consider any Company Acquisition Proposal other than the Merger or (E) failed to recommend against a competing tender offer or exchange offer for ten percent (10%) or more of the outstanding capital stock of the Company within ten (10) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); or

(iii) if the Company materially breaches Section 5.3.

(d) by the Company:

(i) if Parent, Merger Sub or Merger LLC breaches or fails to perform in any material respect any of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be or has not been cured within the lesser of (1) fifteen (15) calendar days after the giving by the Company of written notice to Parent of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (2) the number of calendar days remaining until the Outside Date; or

(ii) prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement to effect a Company Superior Proposal, if the Company has complied with Section 5.3 (including Section 5.3(f)) and enters into such definitive agreement concurrently with such termination and pays the Termination Fee in accordance with the procedures and within the time periods set forth in Section 7.3(b).

(iii) The party desiring to terminate this Agreement pursuant to this Section 7.1 shall give notice of such termination and the provisions of this Section 7.1 being relied on to terminate this Agreement to the other parties.

Section 7.2 Effect of Termination. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub,

Merger LLC or the Company, except that the provisions of the last sentence of Section 5.5 (Access to Information; Confidentiality), Section 5.14 (Public Announcements), Section 5.19 (Expenses), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and ARTICLE VIII (General Provisions) shall survive the termination of this Agreement. Notwithstanding the foregoing, in the event of (i) the Willful Breach of this Agreement or (ii) fraud, then the parties agree that the party that did not so breach or act with fraud shall be entitled to recover from the other party any and all damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by such party or a party’s stockholders which losses, to the extent proven, shall be deemed in such event to be damages of such party) incurred or suffered by such party as a result of such breach or act. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger, the Subsequent Merger and the other Transactions shall be borne and timely paid by the party incurring such fees or expenses, whether or not the Merger or the Subsequent Merger is consummated.

(b) In the event that:

(i) (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(ii) or Section 7.1(b)(iii), or by Parent pursuant to Section 7.1(c)(i) and (B)(1) in the case of a termination under Section 7.1(b)(iii) or Section 7.1(c)(i), a Company Competing Proposal was publicly disclosed or made known to the Company prior to such termination or (2) in the case of a termination under Section 7.1(b)(ii), a Company Competing Proposal was publicly announced prior to the Company Stockholder Meeting, then if, concurrently with or within 12 months after the date of any such termination, (I) any of the Acquired Companies enters into a definitive agreement with respect to any Company Competing Proposal or (II) any Company Competing Proposal is consummated, (which Company Competing Proposal may be the same as or different from the Company Competing Proposal referred to in the immediately preceding clause (B)), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee concurrently with the consummation of such Company Competing Proposal;

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(i) or Section 7.1(c)(iii), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee within two (2) Business Days after such termination;

(iii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee prior to, and as a condition to, such termination.; or

(iv) this Agreement is terminated (A) by the Company or Parent pursuant to Section 7.1(b)(i) as a result of a judgment, order, injunction, rule or decree, or other legal restraint or prohibition arising under Applicable Regulatory Law and, solely in the case of this clause (A), as of the date of such termination, all of the conditions set forth in ARTICLE VI have been satisfied or waived at such time (other than (1) the conditions set forth in Section 6.1(c)(i) or Section 6.1(d) (in the case of Section 6.1(d), if, and only if, the applicable judgment, order, injunction, rule or decree, or other legal restraint or prohibition, arises under Applicable Regulatory Law) and (2) those conditions that by their nature may only be satisfied at the Closing or on the Closing Date, provided that such conditions are capable of being satisfied prior to the Outside Date) or (B) by the Company or Parent pursuant to Section 7.1(b)(iii) and, solely in the case of this clause (B), as of the date of such termination, all of the conditions set forth in ARTICLE VI have been satisfied or waived at such time (other than (1) the conditions set forth in Section 6.1(c)(i) or Section 6.1(d)

(in the case of Section 6.1(d), if, and only if, the applicable judgment, order, injunction, rule or decree, or other legal restraint or prohibition, arises under Applicable Regulatory Law) and (2) those conditions that by their nature may only be satisfied at the Closing or on the Closing Date, provided that such conditions would be satisfied if the Closing and the Closing Date had occurred on the date of such termination), Parent shall pay to the Company or its designee by wire transfer of same day funds to the account or accounts designated by the Company or such designee $75,000,000 (the “Parent Termination Fee”) within two (2) Business Days after such termination.

(c) For purposes of this Section 7.3.

(i) “Company Competing Proposal” shall have the same meaning as Company Acquisition Proposal except that all references to “15%” therein shall be changed to “50%” and all references to “85%” therein shall be changed to “60%;”

(ii) “Qualified Bidder” means a Person that has made an unsolicited bona fide written Company Acquisition Proposal at or prior to 11:59 p.m., Chicago time on May 2, 2019 (the “Tier 1 Fee Deadline”) that satisfied both of the following: (A) the Company Board, prior to the Tier 1 Fee Deadline, concluded in good faith (after consultation with its financial advisors and outside legal counsel) that such Company Acquisition Proposal constitutes a Company Superior Proposal and (B) prior to the Tier 1 Fee Deadline the Company Board validly delivered to Parent a Notice of Company Superior Proposal in respect of such Company Acquisition Proposal (such Company Acquisition Proposal, a “Qualified Company Acquisition Proposal”) in accordance with Section 5.3(f); provided, however, a Person will cease to be a Qualified Bidder if at any time (1) it withdraws such Qualified Company Acquisition Proposal or (2) as a result of the Company’s compliance with Section 5.3(f), such Qualified Company Acquisition Proposal ceases to be a Company Superior Proposal (the date of such occurrence, the “Determination Date”) and the Qualified Bidder does not submit to the Company a modified Qualified Company Acquisition Proposal that constitutes a Company Superior Proposal by the date two (2) days after the Determination Date.

(iii) “Termination Fee” means an amount in cash equal to $54,000,000.00, except, that, in the event that this Agreement is validly terminated (A) by Parent pursuant to and in accordance with Section 7.1(c)(ii) in response to a Company Adverse Recommendation Change effected in accordance with Section 5.3(e) in respect of a Company Superior Proposal that constitutes a Qualified Company Acquisition Proposal made by a Qualified Bidder or (B) by the Company pursuant to and in accordance with Section 7.1(d)(ii) in order to enter into a definitive agreement to effect a Company Superior Proposal that constitutes a Qualified Company Acquisition Proposal with a Qualified Bidder, then the “Termination Fee” shall mean an amount in cash equal to $27,000,000.00.

(d) In the event that a party or its designees receive full payment of the Termination Fee or the Parent Termination Fee under the circumstances where a Termination Fee or the Parent Termination Fee was payable, the receipt of the Termination Fee or the Parent Termination Fee, as applicable, shall be the sole and exclusive monetary remedy for any and all Losses suffered or incurred by the party to which such Termination Fee or the Parent Termination Fee, as applicable, was payable hereunder (and any of its Affiliates or any other Person) in connection with this Agreement, the termination of this Agreement, the termination or abandonment of the Transactions or any matter forming the basis for such termination other than for fraud or Willful Breach.

(e) Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, neither the Company nor Parent, Merger Sub or Merger LLC would enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent or its designee commences a suit that results in a Judgment against the Company for all or a portion of the Termination Fee, the Company shall pay to Parent or its designees interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at a rate equal to 5% per annum.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties hereto by action taken or authorized by written agreement of the parties hereto (by action taken by their respective boards of directors, if required) at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may (by action taken or authorized by their respective boards of directors, if required), to the extent permitted by applicable Law, whether before or after the Company Stockholder Approval has been obtained, (a) extend the time for the performance of any of the obligations or acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties of the other party or parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements, covenants or conditions of the other party or parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any such waiver or agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party making or agreeing to make such waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Except as otherwise provided herein, the rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery, if delivered personally, (b) upon written confirmation of receipt by reply email from the recipient (not including any automated return email indicating that the email address is no longer valid or active or the recipient is unavailable), if by email (to be followed by delivery by another method provided for in this Section 8.2) or (c) on the first Business Day following the date of dispatch, if delivered utilizing a next-day service by a recognized next-day courier (with proof of delivery from such recognized next-day courier). All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent, Merger Sub, Merger LLC, the Surviving Corporation or the Surviving Company, to:

Jones Lang LaSalle Incorporated

200 E Randolph Street

Chicago, Illinois 60601

Attention: Global General Counsel (Alan.Tse@jll.com)

Facsimile: (312) 228-2277

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention: Brian J. Fahrney (bfahrney@sidley.com)

                  Scott R. Williams (swilliams@sidley.com)

Facsimile: (312) 853-7036

(ii) if to the Company, to:

HFF, Inc.

2323 Victory Avenue, Suite 1200

Dallas, TX 75219

Attention: Mark Gibson, Chief Executive Officer (mgibson@hfflp.com)

Facsimile: (214) 775-0053

with copies (which shall not constitute notice) to:

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

Attention: James A. Lebovitz (james.lebovitz@dechert.com)

                 Ian A. Hartman (ian.hartman@dechert.com)

Facsimile: (215) 994-2222

Section 8.3 Certain Definitions. For purposes of this Agreement, the following terms shall have the respective meanings assigned below:

“Affiliate” of any Person means any other Person that, at the time of determination, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first-mentioned Person;

“Agency” means a government-sponsored secondary mortgage market enterprise or Governmental Entity acquiring, owning or guaranteeing mortgage loans, including the FHA, HUD, Fannie Mae, GNMA, and Freddie Mac;

“Agency Contract” means any Contract to which the Company is a party with an Agency;

“Agency Guidelines” means the guides and manuals issued by the Agencies and related to the origination, sale and servicing of mortgage loans, and all amendments or additions thereto, and any related announcements, letters, notices, bulletins, circulars, issuances, releases and other written guidance and requirements;

“Applicable Requirements” means, in each case to the extent applicable to any particular Mortgage Loan, the duties, conditions and requirements to which HFF LP or its activities is subject under applicable Law, any Servicing Agreement (including a Superior Servicing Agreement referred to therein), HFF LP’s own underwriting, servicing and other guidelines, the requirements and guidelines of any Governmental Entity or the program requirements and guidelines of any Private Investor referred to in a Servicing Agreement;

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City, New York are authorized by Law or executed order to be closed;

“Closing Volume-Weighted Average Price” means the volume-weighted average price, rounded to four decimal points, of shares of Parent Common Stock on the NYSE for the period of the five (5) consecutive trading days ending on the second full trading day prior to the Effective Time;

“Company Book-Entry Shares” means shares of Company Common Stock that are in non-certificated book entry form;

“Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that is or would be reasonably expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole, but shall not be deemed to include any event, change, effect, development, state of facts, condition, circumstance or occurrence: (i) in or affecting general political or economic conditions (including changes in interest rates) or the financial, securities or credit markets in the United States or elsewhere in the world, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (ii) in or affecting the industries in which the Acquired Companies operate generally (but, for the avoidance of doubt, not including the industries in which any of the Acquired Companies’ clients or customers operate), to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate or (iii) resulting from or arising out of (A) any changes in GAAP or accounting standards or interpretations thereof, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (B) any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (C) any adoption, promulgation, repeal, modification, reinterpretation by a Governmental Entity or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol, or any other Law of or by a Governmental Entity, (D) except in respect of Section 3.4, the execution and delivery of this Agreement or the announcement or consummation of the Transactions with Parent as opposed to another person, (E) any litigation brought by a stockholder of Parent or of the Company relating to this Agreement or the Transactions, (F) any act of God, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate and (G) any change in the share price or trading volume of the Company Shares, in the Company’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of the Company to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in each case that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there has been or may be a Company Material Adverse Effect);

“Company Restricted Shares” means Company Shares granted pursuant to that certain letter agreement by and between the Company and Steven Hentschel, dated March 29, 2017 that are subject to forfeiture upon the occurrence of certain events;

“Company Stock Plans” means the Company’s 2016 Equity Incentive Plan and 2006 Omnibus Incentive Plan;

“Compliant” shall mean, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (b) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information and (c) neither the Company nor its auditors have indicated an intent to, or are actively considering the need to or determined to undertake a restatement of any financial statements included in the Required Information (it being understood that the Required Information will be compliant with respect to this clause “(c)” if such restatement is completed or the Company has provided written notice to Parent that the Company has determined no such restatement is required);

“Contract” means any note, bond, mortgage, indenture, contract, arrangement, undertaking, purchase order, bid, agreement, lease, license or other instrument or obligation (whether written or oral), together with all amendments thereto;

“ERISA Affiliate” means any trade or business (whether or not incorporated) that together with the Company or any of its Affiliates is considered a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code;

“Fannie Mae” means the Federal National Mortgage Association;

“FHA” means the Federal Housing Administration;

“Financing Sources” means lenders on the Available Financing and their and their respective Affiliates’ former, current or future general or limited partners, stockholders, managers, members, officers, directors, employees and representatives and their successors and assigns, including any parties to any joinder agreements or credit agreements relating thereto;

“Form S-4” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance, together with any amendments or supplements thereto;

“Freddie Mac” means the Federal Home Loan Mortgage Corporation;

“GNMA” means the Government National Mortgage Association;

“HUD” means the United States Department of Housing and Urban Development;

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by any Governmental Entity (in each case whether temporary, preliminary or permanent);

“Key Employee” means each of the Persons listed on Schedule II;

“knowledge” when used with respect to (i) the Company, means the actual knowledge of any fact, circumstance or condition of those employees of the Company identified in Section 8.3(i) of the Company Disclosure Letter and (ii) Parent, means the actual knowledge of any fact, circumstance or condition of those employees of Parent identified in Section 8.3(ii) of the Parent Disclosure Letter;

“Mortgage Loan” means any mortgage loan or other extension of credit secured by a Lien on real property;

“Option Exchange Ratio” means a fraction (i) the numerator of which is the sum of (A) $24.63 and (B) the product of 0.1505 and the Parent Share Price, and (ii) the denominator of which is the Parent Share Price;

“Parent Companies” means Parent and its Subsidiaries;

“Parent ESPPs” means the Jones Lang LaSalle Incorporated Employee Stock Purchase Plan and the Jones Lang LaSalle Savings Related Share Option Plan;

“Parent Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that is or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Parent Companies, taken as a whole, but shall not be deemed to include any event, change, effect, development, state of facts, condition, circumstance or occurrence: (i) in or affecting economic conditions (including changes in interest rates) or the financial or securities markets in the United States or elsewhere in the world, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (ii) in or affecting the industries in which the Parent Companies operate generally (but, for the avoidance of doubt, not including the industries in which any of the Parent Companies’

clients or customers operate), to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate or (iii) resulting from or arising out of (A) any changes in GAAP or accounting standards or interpretations thereof, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (B) any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (C) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol, or any other Law of or by an Governmental Entity, (D) except in respect of Section 4.4, the execution and delivery of this Agreement or the announcement or consummation of the Transactions with the Company as opposed to any other person, (E) any litigation brought by a stockholder of Parent or of the Company relating to this Agreement or the Transactions, (G) any act of God, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate and (G) any change in the share price or trading volume of the Parent Shares, in Parent’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of Parent to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in each case that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there has been or may be a Parent Material Adverse Effect);

“Parent Share Price” means the 5-day volume-weighted average closing price of Parent Shares on the New York Stock Exchange for the five (5) trading days immediately prior to the Closing Date;

“Parent Stock Plans” means the Jones Lang LaSalle 2017 Stock Award and Incentive Plan, effective as of May 31, 2017;

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith or for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business, (c) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date hereof or that any Acquired Company is permitted to incur under Section 5.1, (d) Liens imposed or promulgated by Law with respect to real property and improvements, including building codes and zoning regulations, (e) Liens that affect the underlying fee interest of any property leased under a Company Real Property Lease; and (f) any Liens, matters of record, and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the property to which they relate in the business as currently conducted;

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

“Private Investor” means each Person, other than an Agency or CMBS Trust Fund, who owns a Mortgage Loan for which the Company is the servicer or sub-servicer under a Servicing Agreement;

“Proxy Statement” means the proxy statement relating to the adoption and approval of this Agreement by the Company’s stockholders, together with any amendments or supplements thereto;

“Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state or non-U.S. statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition (such Regulatory Laws, “Applicable Regulatory Laws”) or (ii) protect the national security or the national economy of any nation;

“Representatives” means, with respect to any Person, any officer, director or employee of such Person or any financial advisor, attorney, accountant or other agent, advisor or representative of such Person;

“Restricted Employee” means any employee of an Acquired Company who is (x) a member of the Executive Committee or the Expanded Executive Committee, who has a revenue producing or client-facing role with the Acquired Companies, or (y) who is a party to an employment agreement with an Acquired Company or would be eligible to receive a sign-on bonus or whose annual base salary, service fees or bonus opportunities collectively are in excess of one million dollars ($1,000,000);

“Serviced Mortgage Loan” means each Mortgage Loan owned by HFF LP and each Mortgage Loan for which HFF LP is servicer under an Agency Contract or a Servicing Agreement;

“Servicing Agreement” means any servicing agreement, pooling and servicing agreement, subservicing agreement, master servicing agreement, interim servicing agreement or related agreement, and any Agency Contract providing for the origination, sale, assignment or transfer of Mortgage Loans to and/or insurance, guarantee or loss sharing of Mortgage Loans by the Agencies and/or servicing of such Mortgage Loans by HFF LP;

“Servicing Custodial Account” means each trust account or bank account maintained by HFF LP, as servicer, pursuant to a Servicing Agreement, for the receipt and remittance of debt service payments;

“Servicing Escrow Account” means each account established and maintained by HFF LP with commercial banking institutions or savings and loan associations under Applicable Requirements (other than Servicing Custodial Accounts) for (i) the deposit and retention of all collections of taxes, assessments, ground rents, hazard and mortgage insurance or comparable items on account of one or more Mortgage Loans and (ii) all other escrow or similar accounts maintained by HFF LP with respect to one or more Mortgage Loans;

“Servicing File” means the servicing file maintained by HFF LP in connection with its servicing of a Mortgage Loan owned by HFF LP or by HFF LP in its capacity as a servicer under a Servicing Agreement;

“Share Issuance” means the issuance by Parent of shares of Parent Common Stock in the Merger as contemplated by this Agreement;

“Subordinate Servicer” means each Person appointed as a sub-servicer or vendor under a Subservicing Agreement;

“Subservicing Agreement” means the agreement between HFF LP and another Person pursuant to which such other Person services as a sub-servicer or vendor for HFF LP in connection with HFF LP’s servicing of a Mortgage Loan;

“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect fifty percent (50%) or more of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

“Superior Servicer” means any Person, if any, appointed as a master servicer or primary servicer for the benefit of a Private Investor or CMBS Trust Fund and to whom HFF LP principally owes its duties under a Servicing Agreement;

“Superior Servicing Agreement” means a pooling and servicing agreement, trust and servicing agreement, primary servicing agreement, whole loan servicing agreement or other servicing agreement under which a Person other than HFF LP has been appointed as the master servicer or primary servicer of a Mortgage Loan for the benefit of a Private Investor or CMBS Trust Fund;

“Tax” (and, with correlative meaning, “Taxes”) means: (i) any federal, state, local or non-U.S. net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp or environmental Tax (including Taxes under Code Section 59A), escheat payments or any other Tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to Tax or additional amount imposed by any Governmental Entity and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file or has filed Tax Returns on a combined, consolidated, unitary or similar basis, as a result of any obligation under any agreement or arrangement (including any obligations under any Tax allocation, Tax sharing or Tax indemnity agreement or arrangement), as a result of being a transferee or successor, by contract or otherwise;

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax; and

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party and such party knew or should have known that the taking of such act or failure to take such action would be a material breach of this Agreement.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section or Exhibit of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon any day other than a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day. The words “made available” to Parent and words of similar import means that the information or document (a) has been actually delivered to Parent or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by the Company in connection with the Transactions or (c) has been publicly filed by the Company with the SEC, or incorporated by reference into any public filing with the SEC made by the Company, since January 1, 2016; the words “made available” to the Company and words of similar import means that the information or document (a) has been actually delivered to the Company or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by Parent in connection with the Transactions or (c) has been publicly filed by Parent with the SEC, or incorporated by reference into any public filing with the SEC made by Parent. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Voting Agreements, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by the provisions of this Agreement) constitute the entire agreement with respect to the subject matter hereof and thereof, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof (except that the Confidentiality Agreement shall be deemed amended as necessary so that until the termination of this Agreement in accordance with Section 7.1 hereof, Parent, Merger Sub, Merger LLC and the Company shall be permitted to take the actions contemplated by this Agreement).

Section 8.6 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except for the provisions of ARTICLE II (which, from and after the Effective Time, shall be for the benefit of the holders of Company Shares, Company Stock Options and Company Restricted Stock Units immediately prior to the Effective Time) and Section 5.9 (which shall be for the benefit of the Indemnified Parties and their heirs).

Section 8.7 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement, shall be governed by the internal Laws of the State of Delaware applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state that would cause the application of the laws of another jurisdiction.

Section 8.8 Jurisdiction; Enforcement. Each of the parties irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any Judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.8, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the Action in such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Company, Parent, Merger Sub and Merger LLC hereby consents to service being made through the notice procedures set forth in Section 8.2 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 8.2 shall be effective service of process for any Action in connection with this Agreement or the Transactions.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, as a whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Merger Sub or Merger LLC may assign in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent, Merger Sub or Merger LLC of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 8.10 Remedies. Subject to Section 7.3, the parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. Accordingly and subject to Section 7.3(d), each of the Company, Parent, Merger Sub and Merger LLC shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery, this being in addition to any other remedy to which such party is entitled at law or in equity and no party will allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each of the parties hereby further waives any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 8.14 Counterparts; Execution. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.15 Disclosure Letters. The Company Disclosure Letter and the Parent Disclosure Letter are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, Parent, Merger Sub or Merger LLC, except and to the extent expressly provided in this Agreement. The fact that any item of information is disclosed in the Company Disclosure Letter or the Parent Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Inclusion of any item in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed an admission that such item is material or that such item is reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable. Descriptive headings in the Company Disclosure Letter and the Parent Disclosure Letter are inserted for reference purposes and for convenience of the reader only and shall not affect the interpretation thereof or of this Agreement. Nothing contained in the Company Disclosure Letter or the Parent Disclosure Letter shall be construed as an admission of liability or responsibility in connection with any pending, threatened or future matter or proceeding.

* * * * *

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:

JONES LANG LASALLE INCORPORATED

By:	/s/ James S. Jasionowski
Name: James S. Jasionowski
Title: Executive Vice President

MERGER SUB:

JLL CM, INC.

By:	/s/ Louis F. Bowers
Name: Louis F. Bowers
Title: President

MERGER LLC:

JLL CMG, LLC

By:	/s/ Louis F. Bowers
Name: Louis F. Bowers
Title: President

COMPANY:

HFF, INC.

By:	/s/ Mark D. Gibson
Name: Mark D. Gibson
Title: Chief Executive Officer

Annex B—Form of Voting Agreement between Jones Lang LaSalle Incorporated and the directors, executive officers and certain additional employees of HFF, Inc.

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of March 18, 2019 by and between JONES LANG LASALLE INCORPORATED, a Maryland corporation (“Parent”), and the undersigned stockholder (the “Stockholder”) of HFF, INC., a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS concurrently with the execution and delivery of this Agreement, Parent, JLL CM, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), JLL CMG, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger LLC”), and the Company have entered into an Agreement and Plan of Merger dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company, with the Company surviving such merger (the “Merger”) and pursuant to which all issued and outstanding shares of common stock of the Company, other than any Company Shares owned directly or indirectly by any Parent Company or any Acquired Company, and other than Appraisal Shares, will be converted into the right to receive the consideration set forth in the Merger Agreement (the “Merger Consideration”).

WHEREAS the Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of that number of Company Shares set forth below the Stockholder’s name on the signature page to this Agreement.

WHEREAS as a condition and inducement to the willingness of Parent, Merger Sub and Merger LLC to enter into the Merger Agreement, the Stockholder (in the Stockholder’s capacity as a stockholder of the Company) has agreed to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. Certain Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof, (ii) the Effective Time and (iii) the termination of this Agreement by mutual written consent of the parties.

(b) “Shares” shall mean (i) all equity securities and equity interests of the Company (including Company Shares) owned (beneficially or of record) by the Stockholder as of the date hereof and (ii) all additional equity securities and equity interests of the Company (including Company Shares) of which the Stockholder acquires beneficial or record ownership during the period from the date of this Agreement through the Expiration Date (including by way of bonus issue, share dividend or distribution, sub-division, recapitalization, consolidation, exchange of shares and the like).

(c) “Transfer” shall mean, with respect to a Share, to, directly or indirectly, (i) sell, pledge, encumber, exchange, assign, grant an option with respect to, transfer, tender or otherwise dispose of such Share or any interest in such Share (including by gift, merger or operation of law), (ii) enter into any Contract providing for the sale of, pledge of, encumbrance of, exchange of, assignment of, grant of an option with respect to, transfer, tender of or other disposition of such Share or any interest therein (including by gift, merger or operation of law)

or (iii) enter into, renew or maintain any put equivalent position (as defined in Rule 16a-1 under the Exchange Act) for the purpose of hedging economic exposure to such Share, excluding from this clause (iii) any put equivalent position entered into prior to the date of this Agreement.

2. Transfer of Shares.

(a) Transfer Restrictions. From the date of this Agreement until the Expiration Date, the Stockholder shall not Transfer (or cause or permit the Transfer of) any of the Shares or any rights to acquire any equity securities or equity interests of the Company, or enter into any Contract (including any option, put, call or similar arrangement) relating thereto, except with Parent’s prior written consent and in Parent’s sole discretion. Any Transfer (or purported Transfer) in breach of this Agreement shall be null and void and of no force or effect. This Section 2 shall not prohibit a Transfer of the Shares by the Stockholder to any member of the Stockholder’s immediate family, or to a trust for the benefit of the Stockholder or any member of Stockholder’s immediate family, or upon the death of the Stockholder; provided that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all the terms of this Agreement.

(b) Involuntary Transfer. If any involuntary Transfer of any Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement in accordance with its terms.

(c) Transfer of Voting Rights. During the term of this Agreement, the Stockholder shall not, and shall cause its Affiliates and its or their Representatives not to, (i) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent or execute any written consent in or with respect to any or all of the Shares, with any such proxy, power-of-attorney, authorization or consent purported to be granted being void ab initio, or (ii) deposit or permit the deposit of any of the Shares into a voting trust or enter into a voting agreement, understanding or arrangement or create or permit to exist any lien, adverse claim, charge, security, interest, pledge, option, proxy or any other encumbrance or restriction whatsoever on title, transfer or exercise of any rights of an equityholder with respect to any of the Shares (collectively, “Encumbrances”) except for any such Encumbrances that may be imposed pursuant to this Agreement or any applicable restrictions on transfer under the Securities Act or any state securities law (“Permitted Encumbrances”).

(d) Legend. At the request of Parent, each Certificate or other instrument representing any Shares shall bear a legend that such Shares are subject to the provisions of this Agreement, including this Section 2.

(e) Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, in furtherance of this Agreement, the Stockholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of the Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Date.

(f) Acquisition of Shares. In the event that the Stockholder acquires Shares (or any right or interest therein) after the execution of this Agreement, the Stockholder shall promptly deliver to Parent a written notice indicating the number of such Shares (or right or interest therein) acquired or received.

3. Agreement to Vote Shares; Support.

(a) During the term of this Agreement, at every meeting of the stockholders of the Company called with respect to the following matters or at which any of the following matters are acted upon, and at every adjournment or postponement thereof, and on every action or approval by written resolution of the stockholders of Company, the Stockholder (in the Stockholder’s capacity as a stockholder of the Company) shall, or shall cause the holder of record on any applicable record date to, vote all Shares that are then-owned by such Stockholder and entitled to vote or act by written consent:

(i) in favor of the adoption of the Merger Agreement and in favor of the Merger and the other transactions contemplated by the Merger Agreement;

(ii) against approval of any proposal made in opposition to, in competition with, or would result in a breach of, the Merger Agreement or the Merger or any of the other transactions contemplated by the Merger Agreement, including any Company Acquisition Proposal; and

(iii) against any of the following actions, proposals or agreements (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, amalgamation, business combination, reorganization or recapitalization of or involving the Company or any of its Subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of its Subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries, (D) any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure, certificate of incorporation or bylaws of the Company or any of its Subsidiaries or (E) any action, proposal or agreement that would reasonably be expected to (x) result in a breach of any covenant, representation or warranty of the Company under the Merger Agreement or (y) prevent or materially delay or adversely affect the consummation of the Merger.

(b) The Stockholder shall retain at all times the right to vote its Shares (or to direct how its Shares shall be voted) in its sole discretion and without any other limitation on any matters other than those set forth in Section 3(a)(i), Section 3(a)(ii) and Section 3(a)(iii) that are, during the term of this Agreement, at any time or from time to time presented for consideration to the Company’s stockholders generally, subject to the terms of this Agreement.

(c) In the event that a meeting of the stockholders of the Company is held, the Stockholder shall, or shall cause the holder of record of the Shares on any applicable record date to, be present in person or by proxy at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.

(d) The Stockholder shall not enter into any commitment, agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3 or Section 4.

4. No Adverse Act. The Stockholder agrees that, except as expressly provided or permitted by this Agreement, the Stockholder shall not, and shall cause its Affiliates and its and their Representatives not to, without the prior written consent of Parent in its sole discretion, directly or indirectly, (a) enter into any Contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to any of the Shares or any interest therein or (b) take or permit any other action that would in any way (i) restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder or (ii) otherwise restrict, limit or interfere with the performance of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit the Stockholder from enforcing his or her rights under this Agreement.

5. Agreement Not to Exercise Appraisal Rights. To the extent permitted by Applicable Law, the Stockholder shall not, and shall cause its Affiliates and its or their Representatives not to, exercise, and hereby irrevocably and unconditionally waives, any statutory rights (including under Section 262 of the DGCL) to demand appraisal of any Shares that may arise in connection with the Merger. Notwithstanding the foregoing, nothing in this Section 5 shall constitute, or be deemed to constitute, a waiver or release by the Stockholder of any claim or cause of action against Parent, Merger Sub or Merger LLC to the extent arising out of a breach of this Agreement by Parent.

6. Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict the Stockholder (or a designee of the Stockholder) who is a director or officer of the Company from acting in such capacity or fulfilling the obligations of such office (including, for the avoidance of doubt, exercising his fiduciary duties), including by voting, in his capacity as a director or officer of the Company, in the Stockholder’s (or its designee’s) sole discretion on any matter (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a stockholder of the Company), including with respect to Section 5.3 of the Merger Agreement. In this regard, the Stockholder shall not be deemed to make any agreement or understanding in this Agreement in the Stockholder’s capacity as a director or officer of the Company, including with respect to Section 5.3 of the Merger Agreement.

7. No Solicitation.

(a) During the term of this Agreement the Stockholder shall comply with Section 5.3 of the Merger Agreement as though the Stockholder were a party thereto.

(b) Any violation of the restrictions in this Section 7 applicable to the Stockholder by any of the Stockholder’s Affiliates or any of its or their respective Representatives shall be deemed to be a breach of this Section 7 by the Stockholder.

(c) Notwithstanding Section 7(a) above, the Stockholder may, and may permit its Affiliates and its and their respective Representatives to, participate in discussions and negotiations with any Person making a Company Acquisition Proposal (or its Representatives) with respect to such Company Acquisition Proposal if (i) the Company is engaging in discussions or negotiations with such Person in accordance with Section 5.3 of the Merger Agreement and (ii) the Stockholder’s negotiations and discussions are in conjunction with and ancillary to the Company’s discussions and negotiations.

8. Irrevocable Proxy. Subject to Section 3(b) above, the Stockholder hereby irrevocably grants to, and appoints, Parent, and any individual designated in writing by Parent, and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution and including for purposes of Section 212 of the DGCL), for and in the name, place and stead of the Stockholder, to vote the Shares, or grant a consent or approval in respect of the Shares, in a manner consistent with this Agreement. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 8 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may be revoked only under the circumstances set forth in the last sentence of this Section 8 The Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with Applicable Law. The Stockholder shall, upon written request by Parent, as promptly as practicable execute and deliver to Parent a separate written instrument or proxy that embodies the terms of this irrevocable proxy set forth in this Section 8. Notwithstanding the foregoing, the proxy and appointment granted hereby shall be automatically revoked, without any action by the Stockholder, upon the Expiration Date and Parent may terminate any proxy granted pursuant to this Section 8 at any time at its sole discretion by written notice to the Stockholder.

9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a) Power; Binding Agreement. The Stockholder has full power and capacity to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly executed and delivered by the Stockholder, and, in the event the Stockholder is an individual and is married and the Shares constitute community property or otherwise require spousal approval in order for this Agreement to be a legally valid and binding obligation of the Stockholder, this Agreement has been duly executed and delivered by the Stockholder’s spouse. Assuming this Agreement constitutes a valid and binding obligation of Parent, this Agreement constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity.

(b) No Conflicts; Consents. The execution, delivery and performance of this Agreement by the Stockholder, and the consummation by the Stockholder of the transactions contemplated hereby, do not and will not (i) conflict with or violate any Law that is applicable to the Stockholder or by which any of its assets or properties is subject or bound or (ii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any contract. The execution, delivery and performance by the Stockholder of this Agreement, and the consummation by the Stockholder of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Entity.

(c) Ownership of Shares. The Stockholder (i) is the sole record and beneficial owner of the Shares set forth on the signature page of this Agreement, all of which are free and clear of any Encumbrances other than Permitted Encumbrances and (ii) does not own, beneficially or otherwise, any Company Shares other than the Shares set forth on the signature page of this Agreement.

(d) Voting Power. The Stockholder has, and will at the time of the Company Stockholder Meeting have, sole voting power, sole power of disposition, sole power to Transfer, sole power to issue instructions with respect to the matters set forth herein and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(e) No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Stockholder in his, her or its capacity as a stockholder of the Company.

(f) No Litigation. There are no Actions pending or, to the knowledge of the Stockholder, threatened against the Stockholder, or any order to which the Stockholder is subject, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to, in any material respect, impair or adversely affect the ability of the Stockholder to perform its obligations under this Agreement.

10. Disclosure. The Stockholder shall permit Parent to publish and disclose in all documents and schedules filed with the SEC, and, after providing the Stockholder with a reasonable opportunity to review and comment thereon, any press release or other disclosure document that Parent reasonably determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger, the Stockholder’s identity and ownership of Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement. The Stockholder shall not, and shall cause its Affiliates not to, make any press release, public announcement or other public communication with respect to this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed); provided that such consent shall not be required for any disclosure required by applicable Law (provided that reasonable notice of any such disclosure will be provided to Parent as promptly as reasonably practicable).

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to the Stockholder. For the avoidance of doubt, the Stockholder shall be entitled to any dividends or other distributions declared by the Company Board with respect to the Shares having a record date prior to the Expiration Date.

12. Further Assurances. Subject to the terms and conditions of this Agreement, upon request of Parent, the Stockholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Stockholder’s obligations under this Agreement.

13. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 13 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of the Stockholder, for any intentional breach of this Agreement prior to such termination. This Section 13 and Section 1, Section 6, and Section 14 (as applicable) shall survive any termination of this Agreement.

14. Miscellaneous.

(a) Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect.

(b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties (whether by operation of law or otherwise) without prior written consent of the other.

(c) Amendments; Waiver. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder.

(d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

(e) Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery, if delivered personally, (b) upon written confirmation of receipt by reply email from the recipient (not including any automated return email indicating that the email address is no longer valid or active or the recipient is unavailable), if by email (to be followed by delivery by another method provided for in this Section 14(e) or (c) on the first Business Day following the date of dispatch, if delivered utilizing a next-day service by a recognized next-day courier (with proof of delivery from such recognized next-day courtier). All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent:

Jones Lang LaSalle Incorporated

200 E Randolph Street

Chicago, Illinois 60601

Attention: Global General Counsel

Email: Alan.Tse@jll.com

with copies (which shall not constitute notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention: Brian J. Fahrney; Scott R. Williams

Email: bfahrney@sidley.com; swilliams@sidley.com

if to the Stockholder:

[●]

[●]

Attention:

Email:

with copies (which shall not constitute notice) to:

[●]

[●]

Attention:

Email:

(f) No Waiver. The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

(g) No Third Party Beneficiaries. This Agreement is not intended to confer and does not confer upon any Person other than the parties hereto any rights or remedies hereunder (except the rights conferred upon any Persons specified as proxies pursuant to Section 8).

(h) Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by the internal Laws of the State of Delaware applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state.

(i) Consent to Jurisdiction; Waiver of Jury Trial. (a) Each of the parties irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any Judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 14(i), and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 14(i), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the party hereby consents to service being made through the notice procedures set forth in Section 14(i) and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 14(i) shall be effective service of process for any Action in connection with this Agreement.

EACH OF THE PARTIES TO THIS AGREEMENT KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(j) Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

(k) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto.

(l) Rules of Construction; Interpretation. References made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(m) Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

(n) Counterparts. This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement electronically (including portable document format (.pdf)) or by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first above written.

PARENT:

JONES LANG LASALLE INCORPORATED

By:
Name:
Title:

STOCKHOLDER:

By:

Name:

Shares owned of record or beneficially as of the date hereof:

Shares owned

Annex C—Opinion of Morgan Stanley & Co. LLC

March 18, 2019

Board of Directors

HFF Inc.

One Victory Park, 2323 Victory Avenue

Dallas, TX 75219

Members of the Board:

We understand that HFF, Inc. (the “Company”), Jones Lang LaSalle Incorporated (the “Parent”), JLL CM, Inc., a wholly owned subsidiary of the Parent (“Merger Sub”), and JLL CMG, LLC, a wholly owned subsidiary of the Parent (“Merger LLC”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated March 18, 2019 (the “Merger Agreement”), which provides, among other things, for (i) the merger (the “First Merger”) of Merger Sub with and into the Company, with the Company being the surviving entity, and (ii) immediately following the First Merger, the merger (the “Subsequent Merger,” and together with the First Merger, the “Mergers”) of the Company, as the surviving entity in the First Merger, with and into Merger LLC, with Merger LLC continuing as the surviving entity. Pursuant to the First Merger, each issued and outstanding share of Class A Common Stock of the Company, par value $0.01 (the “Company Common Stock”), other than any shares of Company Common Stock owned directly or indirectly by the Parent or its subsidiaries or the Company or its subsidiaries and other than Appraisal Shares (as such term is defined in the Merger Agreement), will be converted into the right to receive (a) $24.63 per share in cash and (b) 0.1505 shares of the common stock, par value $0.01 per share, of the Parent (the “Parent Common Stock”) (collectively, the “Merger Consideration”), subject to adjustment in certain circumstances. The terms and conditions of the Mergers are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Parent, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)

Reviewed and discussed with the managements of the Company and the Parent certain publicly available Wall Street research containing financial projections relating to the Parent that are generally reflective of CapIQ consensus estimates as of March 13, 2019 (the “Parent Street Forecasts”);

5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Mergers, prepared by the managements of the Company and the Parent, respectively;

6)

Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of the Company;

7)

Discussed the past and current operations and financial condition and the prospects of the Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of the Parent;

8)	Reviewed the pro forma impact of the Mergers on the Parent’s earnings per share, cash flow, consolidated capitalization and certain financial ratios;

9)	Reviewed the reported prices and trading activity for the Company Common Stock and the Parent Common Stock;

10)

Compared the financial performance of the Company and the Parent and the prices and trading activity of the Company Common Stock and the Parent Common Stock with that of certain other publicly-traded companies comparable with the Company and the Parent, respectively, and their securities;

11)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

12)	Participated in certain discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors;

13)	Reviewed the Merger Agreement and certain related documents; and

14)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Parent, and formed a substantial basis for this opinion. With respect to the financial projections for the Company and information relating to certain strategic, financial and operational benefits anticipated from the Mergers from the Company and the Parent, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and the Parent of the future financial performance of the Company and the Parent. With your consent, our analysis relating to the business and financial prospects for the Parent for purposes of this opinion have been made on the basis of the Parent Street Forecasts only. We have been advised by the Company, and have assumed, with the Company’s consent, that the Parent Street Forecasts are a reasonable basis upon which to evaluate the business and financial prospects of the Parent. We express no view as to the Parent Street Forecasts or the assumptions on which they were based. In addition, we have assumed that the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Mergers will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Mergers, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Mergers. We have relied upon, without independent verification, the assessment by the managements of the Company and the Parent of: (i) the strategic, financial and other benefits expected to result from the Mergers; (ii) the timing and risks associated with the integration of the Company and the Parent; (iii) their ability to retain key employees of the Company and the Parent, respectively; and (iv) the validity of, and risks associated with, the Company and the Parent’s existing and future technologies, intellectual property, products, services and business models. We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Parent and the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Parent, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market, tax and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any of the parties, other than the Parent, which expressed interest to Morgan Stanley in the possible acquisition of the Company or certain of its constituent businesses.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Mergers. In the two years prior to the date hereof, we and our affiliates have not provided financial advisory or financing services for the Company or the Parent and have not received fees in connection with such services. Morgan Stanley may seek to provide financial advisory and financing services to the Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent, the Company, any of their respective affiliates or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company, and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Parent Common Stock will trade following consummation of the Mergers or at any time and Morgan Stanley expresses no opinion or recommendation as to how any shareholders of the Company or the Parent should act or vote in connection with any of the transactions contemplated by the Merger Agreement.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Guy Metcalfe
Guy Metcalfe
Managing Director
Global Chairman of Real Estate

Annex D—Section 262 of the General Corporation Law of the State of Delaware

Section 262. Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word

“corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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